Filed Pursuant to Rule 253(g)(2)

File No. 024-11135

As filed with the Securities and Exchange Commission on March 27, 2020

OFFERING CIRCULAR

Nico Echo Park, Benefit Corp.
Sponsored by
The Neighborhood Investment Company (Nico), Inc.

Up to $50,000,000 in Shares of Common Stock

Nico Echo Park, Benefit Corp. (“we”, “our”, “us” or the “Company”) is a newly organized Maryland benefit corporation formed primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties (the “Target Properties”). We expect to use substantially all of the net proceeds from this offering to invest in Target Properties in the neighborhoods of Echo Park, Silver Lake, and proximate communities in Los Angeles, California (the “Neighborhood”). The Neighborhood was specifically chosen for its suitability for implementing our “Neighborhood Model” under which local residents of the Neighborhood (whether or not residents of properties owned by us) can make incremental investments above their monthly rent payments (or other housing costs if not a resident of our properties) and own an equity interest in us alongside other non-local investors. The Neighborhood Model allows local residents to “build equity while renting” and benefit as long-term stakeholders in the ownership of us. In addition, as a “benefit corporation”, we are committed to creating a material positive impact on society; considering how decisions affect our community and the environment; and publicly reporting our social and environmental performance using established third-party standards.

Substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, Nico Echo Park Operating Partnership, LP, a Delaware limited partnership (our “Operating Partnership”), either directly or through its subsidiaries, and we will be the sole general partner of our Operating Partnership. Additionally, we will contribute the net proceeds from this offering to our Operating Partnership in exchange for units of limited partnership interest in our Operating Partnership (“OP Units”).

We are externally managed by Nico Asset Management LLC, a Delaware limited liability company (our “Manager”). Our Manager is a wholly-owned subsidiary of The Neighborhood Investment Company (Nico), Inc., a Delaware corporation (our “Sponsor”). We intend to qualify as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2020.

We are offering up to $50,000,000 in shares of our common stock, including any shares that may be sold pursuant to our dividend reinvestment plan (“DRIP”) and our optional cash purchase plan (“OCPP” and together with the DRIP, the “Plan”). We are offering two classes of our common stock, which you may purchase depending upon whether or not you are a local resident of the Neighborhood: Class L shares for tenants of the properties owned by the Company or anyone who lives, works or owns property in the Neighborhood even if such property is not owned by us (“Local Residents”) and Class NL shares for non-local investors. The two classes have the same economic rights, but different redemption rights. See “Offering Summary – Quarterly Stockholder Redemption Plan” for more information about the differences between the two classes of common stock.

The per share purchase price for both classes of our common stock will be $10.00 per share from the date we first admit investors as stockholders of the Company through the end of the fiscal quarter that follows the twelve (12) month period following that date (the “Introductory Period”); provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price. Our common stock will be offered primarily through www.mynico.com, an online investment platform owned and operated by our Sponsor (the “Nico Platform”). Prior to placing their orders, investors will be advised through the Nico Platform onboarding process of the then current price of the common stock. See “Plan of Distribution”

We intend to acquire interests in three pre-identified properties located in our Neighborhood (the “Seed Assets”) as follows:

Property Name	Location	Property Type	Units	Projected Initial Company Equity Investment (1)	Purchase Price	Current Owner	Notes
1461 W. Sunset Blvd	Los Angeles, CA	Mixed-use	20 residential/ 4 retail	$4,535,900	$7,800,000	Sponsor Affiliate	Acquired from third-party on March 28, 2019; currently being warehoused by Sponsor affiliate
1412 Echo Park Ave	Los Angeles, CA	Multi-family	32 units	$5,282,014	$9,000,000	Sponsor Affiliate	Acquired from a legacy partnership co-managed by a principal of Sponsor on July 1, 2019; currently being warehoused by Sponsor affiliate
1650 Echo Park Ave	Los Angeles, CA	Mixed-use	28 residential/ 1 retail	$5,033,497	$9,250,000	Sponsor Affiliate	Acquired from third-party on July 1, 2019; currently being warehoused by Sponsor affiliate

(1)

“Projected Initial Company Equity Investment” includes: (i) the cash portion of the purchase price of the Seed Asset (including the value of the contribution made by the Seed Asset Owner (defined below) to our Operating Partnership in exchange for OP Units); (ii) the capital required to improve the asset in line with the business plans; (iii) the acquisition fee payable to our Sponsor; and (iv) transaction and financing costs.

For a more complete description of the Seed Assets, see the section entitled “Business and Properties.”

We will acquire 100% of the Seed Assets in exchange for a combination of (i) cash and (ii) OP Units to be issued in a private placement to the members of the entity that currently owns the Seed Assets (the “Seed Asset Owner”). Certain members of the Seed Asset Owner, including members of our Sponsor’s management team, will own interests in an affiliate of our Sponsor that will be entitled to receive a performance distribution as described in the section entitled “Management Compensation” (the “Special Profit Share Entity”). Certain members of the Special Profit Share Entity have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset Owner and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

Our Sponsor believes we will have sufficient proceeds to fund the entire cash portion of the purchase price of the Seed Assets (including the planned renovations) shortly before or after the qualification of this offering. However, to the extent we do not have sufficient cash available to fund the acquisition of the Seed Assets by our Operating Partnership, our Manager may determine to fund any shortfall through a bridge loan or bridge equity funded by an affiliate of our Sponsor or an unaffiliated investor or lender. As proceeds are raised pursuant to this offering, such proceeds will initially be used to repay the bridge loan or bridge equity, if any, until it is paid in full.

We will not be charged a warehousing fee in connection with the acquisition of our Seed Assets that have been warehoused on our behalf by the Seed Asset Owner. Instead, our Operating Partnership will acquire the Seed Assets for the same purchase price paid by the Seed Asset Owner.

Although we do not intend to list our stock for trading on an exchange or other trading market, in an effort to provide our stockholders with liquidity in respect of their investment in our stock, we will adopt a stockholder redemption plan in connection with this offering (the “Stockholder Redemption Plan”) whereby, subject to certain limitations, stockholders may request on a quarterly basis that we redeem all or any portion of their shares. We may choose to redeem all, some or none of the shares that have been requested to be redeemed at the end of any particular quarter, in our Manager’s discretion, subject to any limitations in the Stockholder Redemption Plan.

Investing in our common stock is speculative and involves substantial risks. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 23 to read about the more significant risks you should consider before buying our common stock. These risks include the following:

•	We depend on our Manager to select our investments and conduct our operations. We pay fees and expenses to our Manager and its affiliates that were not determined on an arm’s-length basis, and, therefore, we do not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties. These fees increase your risk of loss.

•	We have no prior operating history. Therefore, there is no assurance that we will achieve our investment objectives.

•	We expect to use substantially all of the net proceeds from this offering to invest in a portfolio of properties concentrated within the Neighborhood. As a result of this geographic concentration, a number of our properties could experience any of the same conditions at the same time, which could cause us to be more susceptible to adverse developments in the Neighborhood than if we owned a more diversified portfolio of properties.

•	Some of our Sponsor’s executive officers and key real estate professionals currently are, or may in the future also be, officers, directors, managers, and/or key professionals of its affiliates that act as managers of other investment vehicles. As a result, they may face conflicts of interest, including time constraints, allocation of investment opportunities, and significant conflicts created by our Manager’s compensation arrangements with us and other affiliates of our Sponsor.

•	Our Sponsor may in the future sponsor other investment vehicles that compete with us, and our Sponsor does not have an exclusive management arrangement with us; however, our Sponsor has adopted a policy for allocating investments between different entities that it sponsors with similar investment strategies. To the extent we have sufficient capital to acquire a property within the Neighborhood that our Manager has determined to purchase, our Sponsor will allocate that property to us.

•	If we internalize our management functions, your interest in us could be diluted and we could incur other significant costs associated with being self-managed.

•	We may commence operations with no subscriptions from the public in this offering and if we raise substantially less than the maximum offering amount, we may not be able to acquire a large portfolio of investments and the value of your shares of common stock may vary more widely with the performance of specific assets.

•	We may change our investment guidelines without stockholder consent, which could result in investments that are different from those described in this offering circular.

•	While our goal is to pay dividends from our cash flow from operations, we may use other sources to fund dividends, including offering proceeds, borrowings and sales of assets. We have not established a limit on the amount of proceeds we may use to fund dividends. If we pay dividends from sources other than our cash flow from operations, we will have less funds available for investments and your overall return may be reduced. In any event, we intend to make quarterly dividends as required to comply with REIT distribution requirements and avoid U.S. federal income and excise taxes on retained income.

•	No public market currently exists for our stock, and we are an infinite-life entity, so we are not required to effectuate a liquidity event by any specific date or ever. If you are able to sell your shares through the Stockholder Redemption Plan, through secondary market sales or otherwise, you may have to sell them at a discount to their fair value.

•	If we fail to qualify as a REIT for U.S. federal income tax purposes and no relief provisions apply, we would be subject to entity-level U.S. federal income tax and, as a result, our cash available for distribution to our stockholders and the value of our capital stock could materially decrease.

•	This offering is being made pursuant to recently adopted rules and regulations under Regulation A of the Securities Act of 1933, as amended (the “Securities Act”). The legal and compliance requirements of these rules and regulations, including ongoing reporting requirements related thereto, are relatively untested.

•	Real estate investments are subject to general downturns in the industry as well as downturns in specific geographic areas. We cannot predict what the occupancy level will be in a particular building or that any tenant will remain solvent. We also cannot predict the future value of our properties. Accordingly, we cannot guarantee that you will receive a particular level of cash dividends or appreciation of your investment.

The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

The use of projections or forecasts in this offering is prohibited. No one is permitted to make any oral or written predictions about the cash benefits or tax consequences you will receive from your investment in our common stock.

	Per Share	Total Maximum
Gross offering proceeds from this offering to the public	$9.50 - 10.00		$50,000,000
Public offering price, Class L shares (1)	$9.50 - 10.00	$
Public offering price, Class NL shares (1)	$9.50 - 10.00	$
Underwriting discounts and commissions (2)	$—		$—
Proceeds to us from this offering to the public (before expenses)(3)	$9.50 - 10.00		$50,000,000	(4)

(1)	The price per share shown was arbitrarily determined by our Manager and will apply through the end of the Introductory Period. Following the Introductory Period, our price per share will be adjusted quarterly and will be equal to the greater of $10.00 or the NAV per share as of the end of the prior quarter.

(2)	Investors will not pay any upfront selling commissions. We may determine to utilize one or more registered broker dealers to assist in the offering, in which event commissions will be the responsibility of our Sponsor and not us.

(3)	We will reimburse our Manager, without interest, for formation and offering expenses, including expenses associated with marketing this offering, which are expected to be approximately $750,000. This reimbursement will compensate our Manager for expenses incurred for third-party legal, accounting, marketing and other similar services and expenses (other than selling commissions, if any). Reimbursement payments will be made in monthly installments. We will reimburse our Manager up to an aggregate amount of $600,000 from cash received from the Seed Asset Owner in connection with the contribution of the Seed Assets. Thereafter, reimbursement payments will be made in monthly installments at the rate of no more than 0.5% of the aggregate gross offering proceeds raised through that month. For example, after the Manager receives the initial reimbursement of $600,000, if in a given month the offering proceeds raised to date equal $500,000, the maximum reimbursement required for that month is $2,500. Excess costs (for example, any unpaid expenses accumulated beyond the 0.5% of the aggregate gross offering proceeds raised to date) will be rolled forward to subsequent months and the time frame for paying the Manager for Formation and Offering Expenses will be extended until paid in full. The exact number of months for which payment is due will be determined ultimately by the amount of Formation and Offering Expenses in relation to the offering proceeds we raise. See “Management Compensation” for a description of additional fees and expenses that we will pay to our Manager.

(4)

Most of the members of the Seed Asset Owner are required to roll their investments into the Operating Partnership. Certain members of the Seed Asset Owner, including members of our Sponsor’s management team, have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset Owner and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock. The amounts contributed by the Seed Asset Owner (including the Special Profit Share Entity) are not included in the $50,000,000 maximum.

We will offer our common stock in this offering on a “best efforts maximum” basis primarily through the Nico Platform at www.mynico.com. We may also sell our common stock through one or more registered broker-dealers, in which event commissions will be the responsibility of our Sponsor and not us.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

This Offering Circular follows the Form S-11 disclosure format.

The date of this offering circular is March 27, 2020

IMPORTANT INFORMATION ABOUT THIS OFFERING CIRCULAR

Please carefully read the information in this offering circular and any accompanying offering circular supplements, which we refer to collectively as the offering circular. You should rely only on the information contained in this offering circular. We have not authorized anyone to provide you with different information. This offering circular may only be used where it is legal to sell these securities. You should not assume that the information contained in this offering circular is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.

This offering circular is part of an offering statement that we filed with the SEC, using a continuous offering process. Periodically, as we make material investments, update our quarterly NAV per share amount, or have other material developments, we will provide an offering circular supplement that may add, update or change information contained in this offering circular. Any statement that we make in this offering circular will be modified or superseded by any inconsistent statement made by us in a subsequent offering circular supplement. The offering statement we filed with the SEC includes exhibits that provide more detailed descriptions of the matters discussed in this offering circular. You should read this offering circular and the related exhibits filed with the SEC and any offering circular supplement, together with additional information contained in our annual reports, semi-annual reports and other reports and information statements that we will file periodically with the SEC. See the section entitled “Additional Information” below for more details.

The offering statement and all supplements and reports that we have filed or will file in the future can be read at the SEC website, www.sec.gov, or on the Nico Platform website, www.mynico.com. The contents of the Nico Platform website (other than the offering statement, this offering circular and the appendices and exhibits thereto) are not incorporated by reference in or otherwise a part of this offering circular.

Our Sponsor and those selling shares of the common stock on our behalf in this offering will be permitted to make a determination that the purchasers of shares of common stock in this offering are “qualified purchasers” in reliance on the information and representations provided by the stockholder regarding the stockholder’s financial situation. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

i

ii

STATE LAW EXEMPTION AND PURCHASE RESTRICTIONS

Shares of our common stock are being offered and sold in this offering only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state law “Blue Sky” review, subject to meeting certain state filing requirements and complying with certain anti-fraud provisions, to the extent that shares of our common stock offered hereby are offered and sold only to “qualified purchasers” or at a time when our common stock is publicly traded on a national securities exchange. “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in shares of our common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

To determine whether a potential investor is an “accredited investor” for purposes of satisfying one of the tests in the “qualified purchaser” definition, the investor must be a natural person who has:

1.	an individual net worth, or joint net worth with the person’s spouse, that exceeds $1.0 million at the time of the purchase, excluding the value of the primary residence of such person; or

2.	earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year.

If the investor is not a natural person, different standards apply. See Rule 501 of Regulation D for more details.

For purposes of determining whether a potential investor is a “qualified purchaser,” annual income and net worth should be calculated as provided in the “accredited investor” definition under Rule 501 of Regulation D. In particular, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles.

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QUESTIONS AND ANSWERS ABOUT THIS OFFERING

The following questions and answers about this offering highlight material information regarding us and this offering that is not otherwise addressed in the “Offering Summary” section of this offering circular. You should read this entire offering circular, including the section entitled “Risk Factors,” before deciding to purchase shares of our common stock.

Q:	What is Nico Echo Park, Benefit Corp.?

A:	We are a newly organized Maryland benefit corporation formed primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties (the “Target Properties”). We expect to use substantially all of the net proceeds from this offering to invest in Target Properties in the neighborhoods of Echo Park, Silver Lake, and proximate communities in Los Angeles, California (the “Neighborhood”). The Neighborhood was specifically chosen for its suitability for implementing our “Neighborhood Model” under which tenants of the properties owned by the Company or anyone who lives, works or owns property in the Neighborhood even if such property is not owned by us (“Local Residents”) can invest in equity interests in us alongside other non-local investors. For Local Residents that live in properties owned by us, such payments for equity would be incremental above any rent payments they also make. The Neighborhood Model allows Local Residents to “build equity while renting” and benefit as long-term stakeholders in the ownership of our Company.

Substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our operating partnership, Nico Echo Park Operating Partnership, LP, a Delaware limited partnership (our “Operating Partnership”), either directly or through its subsidiaries, and we will be the sole general partner of our Operating Partnership. Additionally, we will contribute the net proceeds from this offering to our Operating Partnership in exchange for units of limited partnership interest in our Operating Partnership (“OP Units”).

We intend to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2020.

In addition, as a “benefit corporation”, we are committed to creating a material positive impact on society; considering how decisions affect our community and the environment; and publicly reporting our social and environmental performance using established third-party standards.

The use of the terms the “Company,” “we,” “us,” or “our” in this offering circular refer to Nico Echo Park, Benefit Corp. and our Operating Partnership unless the context indicates otherwise.

Q:	What is a real estate investment trust, or REIT?

A:	In general, a real estate investment trust is an entity that:

•	combines the capital of many investors to acquire or provide financing for a portfolio of real estate investments under professional management;

•	is able to qualify as a “real estate investment trust” under the Internal Revenue Code of 1986, as amended (the “Code”), for U.S. federal income tax purposes and is therefore generally entitled to a deduction for the dividends it pays and not subject to federal corporate income taxes on its net income that is distributed to its stockholders. This treatment substantially eliminates the “double taxation” treatment (i.e., taxation at both the corporate and stockholder levels) that generally results from investments in a corporation; and

•	generally pays dividends to investors of at least 90% of its annual ordinary taxable income.

In this offering circular, we refer to an entity that qualifies to be taxed as a real estate investment trust for U.S. federal income tax purposes as a REIT. We expect to elect to be treated as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2020.

Q:	What is a “benefit corporation”?

A:	A benefit corporation is a new corporate form allowing for-profit entities to pursue social and environmental goals along with the traditional objective of maximizing profits.

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Q:	How is a benefit corporation different than a traditional corporation?

A:	Benefit corporations differ from traditional corporations in three major ways:

•	Purpose. A benefit corporation must have a purpose of creating a general public benefit, which is defined as having a material positive impact on society and the environment, taken as a whole, from the business and operations of a benefit corporation.

•	Accountability. When making decisions, members of the board of directors and officers are required to consider the effects of their decisions on stockholders, workers, suppliers, customers, the community and society at large, the local and global environment, and the short and long-term interests of the corporation.

•	Transparency. A benefit corporation is required to annually report on its environmental and social performance using independent third-party standards.

Q:	What are the advantages of your being a benefit corporation?

A:	We believe becoming a benefit corporation has advantages for every stakeholder, from consumers and employees to local businesses and residents, stockholders and directors.

•	Expanded Stockholder Rights. Investing in a benefit corporation gives impact investors the assurance they need that they will be able to hold us accountable to our mission in the future. This could aid us in attracting impact investment capital.

•	An Advantage in Attracting Talent. Millennials will grow to 75% of the workforce by 2025, and 77% say their company’s purpose was part of the reason they chose to work there. Benefit corporation status gives prospective employees confidence that we are legally committed to our mission.[1]

•	Differentiated Offering in line with our Investment Objectives. We believe that organizing as a benefit corporation is integral to achieving our investment objectives and the Neighborhood Model since it clarifies our obligation to maximize our financial, social and environmental outcomes to the benefit of all stakeholders. See “Offering Summary – Social and Environmental Objectives” below for more details.

Q:	What is the Neighborhood Model?

A:	The Neighborhood Model is a strategy for re-aligning stakeholder interests within the geographic context of a neighborhood. The core premise of the strategy stems from our Sponsor’s belief that neighborhoods may increase in value and utility over time to its local residents if the local residents themselves (with a focus on those local residents who are unable or unwilling to participate in traditional homeownership) are given a more inclusive, accessible and flexible way to participate as financial and social stakeholders through a professionally managed investment in local real estate.

Q:	Who chooses which investments you make?

A:	We are externally managed by Nico Asset Management, LLC a Delaware limited liability company (our “Manager”). Our Manager is a wholly-owned subsidiary of The Neighborhood Investment Company (Nico), Inc., a Delaware corporation (our “Sponsor”).

Q:	Who is your Sponsor?

A:	Our Sponsor is The Neighborhood Investment Company (Nico), Inc., a Delaware corporation that was formed in 2018 to develop businesses around the Neighborhood Model, including sponsoring Neighborhood REITsTM and other real estate investment vehicles, including Nico Echo Park, Benefit Corp.

Q:	What experience does your Sponsor have?

A:	The principals, board members, employees, investors, consultants, and key advisors to our Sponsor bring substantial knowledge, experience, and expertise specific to our management of the Company and our goal to achieve superior risk adjusted returns within the benefit corporation framework by investing in real estate under the Neighborhood Model. This includes extensive experience as real estate investors, real estate executives, general investment and capital raising experience, and collective experience in various other areas of business, government, technology, and social enterprise. Collectively, our Sponsor provides a unique portfolio of experience and access to intellectual property and technology in support of the Neighborhood Model.

1 Source: Deloitte Millennial Survey

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Q:	Why should I invest in multi-tenant rental housing, mixed-use and commercial properties?

A:	Our Sponsor believes that investing in a portfolio of multi-tenant rental housing, mixed-use and commercial properties within a neighborhood represents an effective way to gain diversified exposure to the specific neighborhood. In making investment decisions, our Manager will seek to provide diversified exposure across property types within the Neighborhood.

Q:	Why should I invest specifically in a company whose investments are solely located in one Neighborhood?

A:	Investing in a company whose investments are located solely in one Neighborhood allows holders of our Class L shares to invest in a pool of assets that they interact with regularly as Local Residents of that Neighborhood. We believe that this form of localized investment enhances the connection between the Local Resident stockholder and the underlying assets, which in turn may help to enhance the value of those assets.

Both Local Resident and non-local investors choosing to invest in us are investing in a highly geographically concentrated pool of assets. Though our geographic concentration comes with certain risks when compared to a potential investment in a similar company with exposure to multiple markets, our Sponsor believes that when contrasted with the features of traditional homeownership, which is characterized by (i) a high degree of market concentration (single block within a neighborhood), (ii) a high degree of asset level concentration (single asset), and (iii) a high degree of personal investment and borrowing to finance the investment, an investment in us represents a comparatively diversified way to invest in local real estate.

Q:	What kind of offering is this?

A:	We are offering a maximum of $50,000,000 in shares of our common stock to the public, including any shares of common stock issued pursuant to our dividend reinvestment plan (“DRIP”) or our optional cash purchase plan (“OCPP” and together with the DRIP, the “Plan”), on a “best efforts maximum” basis at $10.00 per share until the end of the Introductory Period; provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price. We are offering to sell any combination of two classes of common stock, Class L shares and Class NL shares, with a dollar value up to the maximum offering amount.

This offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the offering.

Q:	How does a “best efforts maximum” offering work?

A:

When shares of common stock are offered to the public on a “best efforts maximum” basis, we are only required to use our best efforts to sell those shares. None of our Sponsor, Manager or any other party has a firm commitment or obligation to purchase any of our equity interests (other than the commitment made by the members of the Special Profit Share Entity to roll their investment of approximately $5,000,000 in the Seed Asset Owner into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock).

Q:	How is an investment in shares of your common stock different from investing in shares of a publicly traded REIT?

A:	The fundamental difference between shares of our common stock and those of a publicly traded REIT is the daily liquidity available with a publicly traded REIT. Although we will adopt a stockholder redemption plan (the “Stockholder Redemption Plan”) that will generally allow investors to redeem shares on a quarterly basis, for investors with a short-term investment horizon, a publicly traded REIT may be a better alternative than investing in shares of our common stock. However, we believe our common stock is an alternative way for investors to invest in a vehicle focused on building a portfolio of real estate properties that can provide less volatility than a publicly traded REIT. Although incomes generated by publicly traded REITs are derived from direct real estate investments, the shares of publicly traded REITs are priced by the public trading market and can be affected by market forces, short-selling of the stocks, and flash trading from computerized algorithms. Private direct real estate portfolios, like what we are offering, cannot be influenced in the same way, thus it is anticipated we can provide less volatility in returns over time. Additionally, we believe our common stock may potentially provide more diversification within an overall investment portfolio that consists of equities, fixed income and other alternative investments than publicly traded REITs can provide. Our Manager believes that publicly traded equity returns have historically had higher correlations to equities and fixed income investments. Research shows that the returns of private real estate investments are largely uncorrelated with those of any other asset class and less perfectly correlated to other investment classes such as equities and fixed income. This diversification can provide investors with an investment vehicle that can help them move up the efficient frontier and achieve an expected return while reducing overall risk within the portfolio.

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Finally, publicly traded REITs are subject to more demanding public disclosure and corporate governance requirements than we are subject to. While we are subject to the scaled reporting requirements of Regulation A, such periodic reports are substantially less than what would be required for a publicly traded REIT.

Q:	How is an investment in shares of your common stock different from investing in shares of a traditional non-exchange traded REIT?

A:

Traditional non-exchange traded REITs typically charge investors high upfront broker-dealer commissions and expenses. Historically, these large commissions were charged up front by the issuer and not reflected in the share price reported to stockholders. However, recent legislation has required issuers to provide better disclosure of these fees and many have decided to lower the initial upfront selling commissions to 2.0% to 5.0% from 10.0% to 15.0% and spread a portion of the fees and expenses over a certain amount of time. Although the initial up-front load may look lower to investors, the overall cost to investors can still reach between 10.0% and 15.0% of their invested capital over a certain time period.

Our Class L and Class NL shares of common stock may be purchased directly from us through our website at www.mynico.com. Shares of common stock purchased directly through our website are not subject to any broker-dealer commission or dealer manager fees, which will reduce the overall expense load to investors.

Q:	How is an investment in shares of your common stock different from investing in shares of other real estate investment opportunities?

A:	We intend, directly or through our subsidiaries, to own a portfolio comprised of our Target Properties located within the Neighborhood. For approximately 10 years, key principals of our Sponsor have specifically focused on building stable, dividend-focused portfolios in the middle-market segment with a large degree of success. We intend to provide an income-focused strategy to investors that is available to both accredited and non-accredited investors at a relatively low overall cost.

In addition, unlike other non-exchange-traded REITs (both traditional and online) that initially are completely “blind pools”, we have identified three properties (i.e., the Seed Assets) that will be part of our portfolio so you can assess, before you invest, three of the assets in our portfolio. However, except for investments that may be described in supplements to this offering circular prior to the date you subscribe for shares of our common stock, you will not be able to review, in advance, any other assets that may comprise our portfolio in the future. In addition, once we elect to be treated as a REIT under the Code, we believe that we will be among the only “triple bottom line” REIT, which means, among other things, we will produce an annual social impact report independent of our economic financial statements.

Q:	What is the difference between the two classes of common stock you are offering?

A:	Class L common stock will be held by Local Residents and Class NL common stock held by non-local investors. We will sell two classes of common stock with the same economic rights, but different redemption rights.

Shares of Class L common stock can be redeemed at the then-current NAV per share after a holding period of six months while shares of Class NL common stock cannot be redeemed for the first two years and will be redeemed at a 5% discount to the then-current NAV per share until such Class NL shares have been held for five years. For more information about the redemption rights of each class, please see “Plan of Operation—Quarterly Stockholder Redemption Plan.”

Q:	Who can buy shares of Class L common stock?

A:	Shares of Class L common stock are available to Local Residents.

Q:	Who can buy shares of Class NL common stock?

A:	Shares of Class NL common stock are available to non-local investors.

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Q:	Is there any minimum investment required?

A:	Yes. You must initially purchase at least 10 shares of our common stock in this offering, or $95 based on the initial discounted price of $9.50 per share (or $100 if the discount does not apply). There is no minimum investment requirement on additional purchases after you have purchased a minimum of 10 shares. We may accept lower investments at the discretion of our Manager.

Q:	What is the purchase price for shares of your common stock?

A:	Our board of directors set our initial offering price for both classes of our common stock at $10.00 per share from the date we first admit investors as stockholders of the Company through the end of the fiscal quarter that follows the twelve (12) month period following that date (the “Introductory Period”); provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price. Following the Introductory Period, the per share price will be adjusted each quarter and will equal the greater of $10.00 or our net asset value (“NAV”) divided by the number of shares of common stock of the Company outstanding as of the end of the prior quarter on a fully-diluted basis, including outstanding OP Units (“NAV per share”).

If a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website. See “Plan of Operation—Valuation Policies—Our NAV and NAV Per Share Calculation” for more details.

Q:	How will your NAV per share be calculated with respect to each class?

A:	The NAV per share will be the same for both classes of common stock. Following the Introductory Period, our NAV per share will be calculated by our Manager at the end of each fiscal quarter on a fully diluted basis, using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses.

We intend to hire an independent third-party appraisal firm to value each property within the first year after acquisition and thereafter as determined to be necessary by our Manager in its sole discretion. While the independent valuation expert will not be responsible for, or prepare, our NAV per share, we may hire a third party to calculate, or assist with calculating, the NAV per share. However, our Manager is ultimately responsible for the determination of our NAV.

Q:	How exact will the calculation of the quarterly NAV per share be?

A:	As there is no market value for our shares because they are not expected to be listed or publicly traded on any stock exchange or other marketplace, our goal is to provide a fair value for shares of our common stock as of the beginning of each quarter. However, our assets will consist of commercial real estate investments and, as with any commercial real estate valuation protocol, the conclusions reached by our Manager or external valuation expert will be based on a number of judgments, assumptions, and opinions about future events that may or may not prove to be correct.

In addition, the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.  You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure. See “Plan of Operation—Valuation Policies—Our NAV and NAV Per Share Calculation” for more information regarding the calculation of our NAV and how our properties and real estate-related securities will be valued.

Q:	Will I have the opportunity to redeem my shares of common stock?

A:	Yes. While you should view this investment as long-term, we will adopt a Stockholder Redemption Plan whereby, on a quarterly basis, an investor may obtain liquidity. Subject to the limitations described herein, we will honor stockholders’ requests to redeem their shares at the percentages of the NAV per share for the applicable class in effect at the time of the redemption request as stated in the table below (the “Redemption Price”). Neither our Manager nor our Sponsor receives any economic benefit as a result of a discounted Redemption Price. The Stockholder Redemption Plan may be changed or suspended at any time without prior notice.

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The Redemption Price to be paid by us to a stockholder will be determined according to the table below:

Holding Period from Date of Purchase	Class L Redemption Price	Class NL Redemption Price
Less than 6 months	No redemption allowed	No redemption allowed
6 months until 2 years	100% of NAV	No redemption allowed
2 years until 5 years	100% of NAV	95.0% of NAV
5 years or more	100% of NAV	100% of NAV
In the event of a stockholder’s death or complete disability	100% of NAV	100% of NAV

See “Plan of Operation—Quarterly Stockholder Redemption Plan” for more detailed information.

Q:	Will there be any limits on my ability to request a redemption of my shares?

A:	Yes. While we designed the Stockholder Redemption Plan to allow stockholders to request redemptions on a quarterly basis, we need to impose limitations on the total amount of net redemptions per calendar quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to invest in commercial real estate assets and maximize investor returns. We are not obligated to redeem shares of our common stock under the Stockholder Redemption Plan. We will limit the number of shares of Class L common stock to be redeemed during any calendar year to 10% of the weighted average number of shares of our common stock outstanding during the prior calendar year (or 2.5% per quarter), with excess capacity carried over to later quarters in the calendar year. We will limit the number of shares of Class NL common stock to be redeemed during any calendar year to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year (or 1.25% per quarter), with excess capacity carried over to later quarters in the calendar year.

In addition, we may, in our sole discretion, amend, suspend, or terminate the Stockholder Redemption Plan at any time, including to protect our operations and our non-redeemed stockholders, to prevent an undue burden on our liquidity, following any material decrease in our NAV, to comply with REIT requirements, or for any other reason. Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of the Stockholder Redemption Plan. In addition, the Stockholder Redemption Plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

Q:	Who will pay your formation and offering expenses?

A:

We will reimburse our Manager, without interest, for Formation and Offering Expenses incurred on our behalf before and after commencement of our offering. We will reimburse our Manager up to an aggregate amount of $600,000 from cash received from the Seed Asset Owner in connection with the contribution of the Seed Assets.  Thereafter, reimbursement payments will be made in monthly installments at the rate of no more than 0.5% of the aggregate gross offering proceeds raised through that month. For example, after the Manager receives the initial reimbursement of $600,000, if in a given month the offering proceeds raised to date equal $500,000, the maximum reimbursement required for that month is $2,500. Excess costs (for example, any unpaid expenses accumulated beyond the 0.5% of the aggregate gross offering proceeds raised to date) will be rolled forward to subsequent months and the time frame for paying the Manager for Formation and Offering Expenses will be extended until paid in full. The exact number of months for which payment is due will be determined ultimately by the amount of Formation and Offering Expenses in relation to the offering proceeds we raise.

See “Our Manager and the Management Agreement—Management Agreement—Expense Reimbursement Policies” for a definition of Formation and Offering Expenses.

Q:	What fees and expenses do you pay to your Manager or any of your affiliates?

A:	Our Manager and its affiliates are entitled to be reimbursed for the following types of expenses:

•	Acquisition Expenses;

•	Formation and Offering Expenses (as described above); and

•	Operating Expenses.

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In addition, our Manager (or one of its affiliates) will be entitled to the following:

•	Acquisition Fee;

•	Asset Management Fee;

•	Performance Distributions (Annual and Exit);

•	Property Manager Compensation;

•	Repayment of Bridge Equity or Loans; and

•	Warehousing Fee.

See the section entitled “Management Compensation” for more information about the fees and expenses payable to our Manager and its affiliates.

Q:	Will you use leverage?

A:	Yes, we intend to use leverage. Our targeted portfolio-wide leverage, after we have acquired a substantial portfolio, is between 50% and 60% (but generally not to exceed 65%) of the greater of cost or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (which will also result in greater leverage of the interim portfolio) in order to quickly build a diverse portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion. See “Investment Objectives and Strategy—Borrowing Policy” for more details.

Q:	How often will I receive dividends?

A:	We expect that our Manager will declare and pay dividends at least quarterly in arrears; however, our Manager may declare other periodic dividends as circumstances dictate. Any dividends we make will be at the discretion of our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow and the REIT distribution requirements. We expect that our Manager will set the rate of dividends at a level that will be reasonably consistent and sustainable over time, which will depend on the yields generated by our assets. In addition, our Manager’s discretion as to the payment of dividends will be limited by the REIT distribution requirements, which generally require that we make aggregate annual dividends to our stockholders of at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and excluding net capital gain. Moreover, even if we make the required minimum dividends under the REIT rules, we will be subject to U.S. federal income and excise taxes on our undistributed taxable income and gains. As a result, our Manager intends to make such additional dividends, beyond the minimum REIT dividend, to avoid such taxes. See “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws— Dividends” and “Certain U.S. Federal Income Tax Considerations.”

Any dividends that we make will directly impact our NAV, by reducing the amount of our assets.  Over the course of your investment, your dividends plus the change in NAV per share (either positive or negative) will produce your total return.

Q:	What will be the source of your dividends?

A:	We expect to pay dividends from cash flow from operations. However, we may pay dividends from sources other than cash flow from operations, including from the proceeds of this offering, interest or dividend income received from our investments, redemption and/or redemption premiums of investments in real estate through majority-owned subsidiaries with rights to receive preferred economic returns, the sale of investments or loan proceeds, among others, and we have no limit on the amounts we may pay from such sources.

Q:	Will the dividends I receive be taxable as ordinary income?

A:

Unless your investment is held in a qualified tax-exempt account or we designate certain dividends as capital gain dividends, the dividends that you receive, including dividends reinvested pursuant to the DRIP, generally will be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. However, the Tax Cuts and Jobs Act of 2017 (“TCJA”) provides a deduction of up to 20% of a noncorporate taxpayer’s ordinary REIT dividends with such deduction scheduled to expire for taxable years beginning after December 31, 2025. The portion of your dividend in excess of current and accumulated earnings and profits is considered a return of capital for U.S. federal income tax purposes and will reduce the tax basis of your investment, rather than result in current tax, until your basis is reduced to zero. Return of capital dividends made to you in excess of your tax basis in shares of our common stock will be treated as sales proceeds from the sale of shares of our common stock for U.S. federal income tax purposes. Dividends we designate as capital gain dividends are generally taxable at long-term capital gains rates for U.S. federal income tax purposes. However, because each investor’s tax considerations are different, we recommend that you consult with your tax adviser.

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You also should review the section of this offering circular entitled “Certain U.S. Federal Income Tax Considerations” for a discussion of the special rules applicable to dividends in redemption of shares and liquidating dividends.

Q:	May I reinvest my cash dividends in additional shares?

A:	Yes. If you elect to participate in the DRIP, all dividends we pay to you with respect to your shares of our common stock participating in the DRIP will be automatically reinvested in shares of our common stock. See “Plan of Operation–Summary of the DRIP.”

Q:	Who might benefit from an investment in your shares?

A:	An investment in our shares may be beneficial for you if you seek to diversify your personal portfolio with a public real estate investment vehicle focused primarily on multi-tenant, mixed-use and commercial real estate equity investments generally within a defined Neighborhood, seek to receive current income, seek to preserve capital and are able to hold your investment for a time period consistent with our liquidity strategy. On the other hand, we caution persons who require immediate liquidity or guaranteed income, or who seek a short-term investment, that an investment in our shares will not meet those needs.

In addition, our Neighborhood Model allows Local Residents to benefit by building a financial and social stake in their Neighborhood.

Q:	Are there any risks involved in buying your shares?

A:	Investing in shares of our common stock involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives, and therefore, you should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” for a description of the risks relating to this offering and an investment in our shares.

Q:	Who can buy shares?

A:	Generally, you may purchase our shares if you are a “qualified purchaser” (as defined in Regulation A under the Securities Act). “Qualified Purchasers” include:

•	“accredited investors” under Rule 501(a) of Regulation D; and

•	all other investors so long as their investment in shares of our common stock does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).

Net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A. Please refer to the section above entitled “State Law Exemption and Purchase Restrictions” on page iii for more information.

Q:	How do I buy shares of your common stock?

A:	You may purchase shares of our common stock on our website, www.mynico.com. Through the website you will be asked to electronically fill out a subscription agreement like the one attached to this offering circular as Appendix A for a certain investment amount and pay for the shares at the time you subscribe. Prior to placing your order, you will be advised through the Nico Platform onboarding process of the then current price of the common stock. See “Plan of Distribution”. In the future, we may also offer shares of our common stock on other websites or through registered broker-dealers. The Company and its officers, employees and associated persons intend to conduct the offering in accordance with Rule 3a4-1 and, therefore, none of them are required to register as a broker-dealer. Please refer to the section below entitled “How to Subscribe” for more information.

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In addition, you may participate in the optional cash purchase component of the Plan by making a written election to participate on your subscription agreement at the time of subscription for shares or by completing and executing an enrollment form or any other Company–approved authorization form that we may make available.

Q:	What level of commitment does your Sponsor intend to make?

A:

Members of the Special Profit Share Entity, an affiliate of our Sponsor that includes members of our Sponsor’s management team, have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset Owner, which the members have committed to roll into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

Q:	May I make an investment through my IRA or other tax-deferred retirement account?

A:	While we are not allowing any investors to make an investment through an IRA or other tax-deferred retirement account at this time, we are looking for an appropriate custodian to manage investments in us made through IRAs or other tax-deferred accounts, and will allow investments from such sources when we identify and engage an appropriate custodian.

Q:	Is there any minimum initial offering amount required to be sold?

A:	No. We will begin operations once our formation transactions have been consummated, which we expect will occur shortly before or after the qualification of this offering, no matter the amount of proceeds raised in this offering.

Q:	What is the term or expected life of this offering?

A:	We intend to conduct a continuous offering that will not have a predetermined duration, subject to continued compliance with the rules and regulations of the SEC. We presently intend but are under no obligation to file a new offering statement to register additional shares of common stock with the SEC prior to the end of each three-year period following the commencement of this offering described in Rule 251(d)(3) under the Securities Act so that we may continuously offer shares of our common stock over an unlimited time period, provided that we stay current in our annual and semi-annual reports. If we decide to continue our offering beyond three years from the date of this offering circular, we will provide that information in an offering circular supplement.

Q:	What will you do with the initial proceeds from your offering?

A:	We will use the initial proceeds from this offering to acquire the Seed Assets, to make certain improvements to those Seed Assets, and to pay off any bridge equity or debt financing that we received to close on those Seed Assets. We may also use the initial proceeds to pay the Formation and Offering Expenses as defined in section below entitled “Our Manager and the Management Agreement—Management Agreement—Expense Reimbursement Policies.”

Q:	Will I be notified of how my investment is doing?

A:	Yes, we will provide you with periodic updates on the performance of your investment in us, including:

•	an annual report;

•	a semi-annual report;

•	current event reports for specified material events within four business days of their occurrence;

•	supplements to the offering circular, if we have material information to disclose to you; and

•	other reports

We will provide this information to you by posting such information on the SEC’s website at www.sec.gov, on our website at www.mynico.com, via e-mail, or, upon your consent, via U.S. mail.

Q:	When will I get my detailed tax information?

A:	Your IRS Form 1099-DIV tax information, if required, will be provided by March 1 of the year following each taxable year.

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Q:	Who can help answer my questions about the offering?

A:	If you have more questions about the offering, or if you would like additional copies of this offering circular, you should contact us by email at investors@mynico.com or by mail at:

Nico Echo Park, Benefit Corp.
1115 W. Sunset Blvd., #801
Los Angeles, CA 90012

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OFFERING SUMMARY

This offering summary highlights material information regarding our business and this offering that is not otherwise addressed in the “Questions and Answers About this Offering” section of this offering circular. Because it is a summary, it may not contain all of the information that is important to you. To understand this offering fully, you should read the entire offering circular carefully, including the “Risk Factors” section before making a decision to invest in our common stock.

Nico Echo Park, Benefit Corp.

Nico Echo Park, Benefit Corp. is a newly organized Maryland benefit corporation formed primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties (the “Target Properties”). We expect to use substantially all of the net proceeds from this offering to invest in our Target Properties in the neighborhoods of Echo Park, Silver Lake and proximate communities in Los Angeles, California (the “Neighborhood”). We intend to operate in a manner that will allow us to qualify as a REIT for U.S. federal income tax purposes. Among other requirements, REITs are required to distribute to stockholders at least 90% of their annual REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain).

Our office is located at 1115 W. Sunset Blvd, #801, Los Angeles, CA 90012. Our telephone number is (855) 300-NICO (6426). Information regarding our Company is also available on our web site located at www.mynico.com.

Our Seed Assets

The following table provides summary information about the Seed Assets as of June 30, 2019:

Property	Metropolitan Area	Property Type	Year(s) Built/ Last Major Renovation(1)	Net Rentable Area (SF)(2)	Interest Intended to be Acquired by Us	Number of Units	In-Place Occupancy(3)	Average In-Place Monthly Rent
1461 W. Sunset Blvd	Los Angeles, CA	Mixed-use	1925/1986	12,480	100.0%	24	87.5%	$3.30/SF
1412 Echo Park Ave	Los Angeles, CA	Multi-family	1923/2016	15,794	100.0%	32	93.8%	$3.03/SF
1650 Echo Park Ave	Los Angeles, CA	Mixed-use	1932/1986	20,700	100.0%	29	86.2%	$2.38/SF

(1)	We define “major renovation” as significant upgrades, alterations or additions to building common areas, interiors, exteriors and/or systems.

(2)	Net Rentable Area based on rent rolls provided to Sponsor affiliate.

(3)	Our Sponsor believes it is common for rent-stabilized properties in the Los Angeles market to be marketed with higher vacancy so that the new owners can implement their own value-add strategy

We will acquire 100% of the Seed Assets in exchange for a combination of (i) cash and (ii) OP Units to be issued in a private placement to the members of the entity that currently owns the Seed Assets (the “Seed Asset Owner”). Certain members of the Seed Asset Owner, including members of our Sponsor’s management team, will own interests in an affiliate of our Sponsor that will be entitled to receive a performance distribution as described in the section entitled “Management Compensation” (the “Special Profit Share Entity”). Certain members of the Special Profit Share Entity have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset Owner and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

Our Sponsor believes we will have sufficient proceeds to fund the entire cash portion of the purchase price of the Seed Assets (including the planned renovations) shortly before or after the qualification of this offering. However, to the extent we do not have sufficient cash available to fund the acquisition of the Seed Assets by our Operating Partnership, our Manager may determine to fund any shortfall through a bridge loan or bridge equity funded by an affiliate of our Sponsor or an unaffiliated investor or lender. As proceeds are raised pursuant to this offering, such proceeds will initially be used to repay the bridge loan or bridge equity, if any, until it is paid in full.

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We will not be charged a warehousing fee in connection with the acquisition of our Seed Assets that have been warehoused on our behalf by the Seed Asset Owner. Instead, our Operating Partnership will acquire the Seed Assets for the same purchase price paid by the Seed Asset Owner.

See “Business and Properties” and “Conflicts of Interest and Related Party Transactions—Formation Transactions” for a more complete description of the process by which we intend to acquire each Seed Asset.

Social and Environmental Objectives

Our social and environmental objectives include the following:

•

Increased financial inclusion and wealth creation: we aim to democratize real estate investment and ensure that local stakeholders have the opportunity to benefit from the appreciation of properties in their neighborhood

•	Distributed power and stakeholder alignment: we aim to align neighbors around shared financial and social interests

•	Improved environment and quality of life: we aim to improve living conditions for local residents and minimize negative environmental impact.

•	Neighborhood diversity and stability: we aim to preserve the socioeconomic diversity and stability of the neighborhood

•	Strong local economy: Nico aims to contribute to a strong local economy that benefits neighborhood residents, business owners, and other stakeholders.

Investment Objectives

Our investment objectives include providing our investors:

•	a stable, dividend driven source of income;

•	appreciation of our NAV over time through active and thoughtful asset management;

•	protection and preservation of investor’s capital;

•	implementation of the Neighborhood Model, including with respect to our social and environmental objectives; and

•	portfolio diversification within the Neighborhood, in-line with the Neighborhood Model.

We may seek to realize growth in the value of our investments by timing their sale to maximize value. However, we cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments, the management of our portfolio and the purchase and sale of our assets. Our Manager’s investment committee (“Manager’s Investment Committee”) will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our stockholders and other stakeholders who live and work in the Neighborhood.

Investment Strategy

We expect to use substantially all of the net proceeds from this offering to invest in Target Properties located within the Neighborhood. Each of our Seed Assets are located in the Neighborhood, which was specifically chosen for its suitability for implementing our “Neighborhood Model” under which Local Residents of the Neighborhood (whether or not residents of properties owned by us) can make incremental investments above their monthly housing expense (or rent paid to us, if the Local Resident lives in a property owned by the Company) and own an equity interest in us alongside other non-local investors. The Neighborhood Model allows Local Residents to “build equity while renting” and benefit as long-term stakeholders in the ownership of our Company. In addition, as a “benefit corporation”, we are committed to creating a material positive impact on society; considering how decisions affect our community and the environment; and publicly reporting our social and environmental performance using established third-party standards.

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In addition to the Seed Assets, we may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture agreements.

We may also invest in public and private real estate debt and real estate-related securities that have exposure to the Target Properties and otherwise fit our investment criteria including, but not limited to, CMBS mortgages, loans, mezzanine, and other forms of debt, and may also include preferred equity. To a limited extent, we may also invest in commercial real estate loans, as well as commercial real estate debt securities and other real estate-related assets. Our objective is to provide investors, including our Local Resident stockholders, an attractively priced investment that generates a steady level of current income and appreciation while preserving and protecting our investors’ capital investments, and strengthening alignment in the Neighborhood through operation of our properties under the Neighborhood Model.

The Neighborhood Model

We believe that rapidly increasing home values, lack of new housing supply and general economic conditions make it increasingly difficult for many individuals to own property today. Our vision is to create a new type of real estate ownership through a vehicle called a Neighborhood REITTM – a hyperlocal REIT, where Local Residents have the opportunity to build equity by investing in our common stock by making payments above their monthly housing expense (or rent paid to us, if the Local Resident lives in a property owned by us) and participate in the financial ownership and stewardship of a portfolio of real estate within a neighborhood.

The Neighborhood Model allows Local Residents in our Neighborhood the ability to own an equity interest in us alongside other non-local investors. The Neighborhood Model allows Local Residents to “build equity while renting” and benefit as long-term participants in the ownership of our Company. This unique model allows us to leverage the fundamental appeal of vibrant neighborhoods, strengthen communities and share economic benefit more broadly, which we believe has the potential to generate fundamentally stronger investment and social outcomes over the long term. Because Local Residents have the opportunity to build equity within this flexible and transparent model, we believe that some of the underlying insecurity felt in many neighborhoods today can be transformed into a more aligned and long-term relationship – creating more value for Local Resident stockholders and non-local investors through a new form of mutually beneficial alignment.

The Neighborhood Model is one that requires scale for full expression and we believe that a carefully chosen set of core features will allow our first investments to demonstrate above-market level performance and lay the groundwork for the broader potential of the model. With the initial set of Seed Assets, we or our Sponsor expect to implement the following features: (1) fundamental aspects of the “build equity while renting” feature (discussed above); (2) renovation of common areas, and units as they are vacated (or as improvements are “opted into” by existing residents); and (3) preliminary versions of our Sponsor’s digital product, incorporating tools to facilitate digital account management. As we scale, subject to compliance with the applicable REIT rules, the Neighborhood Model also contemplates that affiliates of our Sponsor may eventually provide ancillary services in partnership with locally owned businesses that include laundry and dry-cleaning services, package receipt and delivery, pet care, concierge services, repairs and handyman services (beyond those provided by the property manager), moving and storage, and other convenience-oriented services. Our Sponsor expects to work with local businesses to help provide these and other vital local services we may provide in the future. As described further below under “Certain U.S. Federal Income Tax Considerations—Gross Income Tests—Rental Income,” in connection with tax rules relating to “impermissible services tenant income” that are applicable to REITs, certain contemplated services will need to be performed by an independent contractor or taxable REIT subsidiary.

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Market Opportunities

Investing with us offers investors the opportunity to gain real estate exposure with lower fees and higher returns relative to other public non-traded REITs. We believe our investment strategy of investing under the Neighborhood Model with a focus on the Target Properties will lead to solid risk-adjusted returns based on supply constraints within the Neighborhood by leveraging the experience of the principals of our Sponsor making similar investments in the Neighborhood and similar markets, albeit absent the Neighborhood Model.

Even after eight consecutive years of growth in new residential property supply, multi-family construction declined 9.7% to 354,000 units throughout the United States (which is only slightly above the annual average in 1997-2006).2 We believe this demand/supply imbalance will result in continued rent growth that outpaces inflation and solid risk-adjusted returns for investors.

In addition, we have identified the Neighborhood as an ideal target area because we believe there is a clear trajectory of economic growth, strong rental demand, constrained supply of new housing units, cultural vibrancy and ample opportunity to transition what would otherwise be stand-alone Class B and C multi-tenant assets into assets operated under the Neighborhood Model. The Neighborhood in which we plan to invest consists of the neighborhoods of Echo Park, Silver Lake, and proximate communities in Los Angeles, California. Like many other neighborhoods within Los Angeles, home prices in Echo Park have increased substantially over the past 10 years, with the Zillow Home Value Index indicating a 101% increase in home values from April 2009 to March 2019, compared with a 33.5% increase nationally during the same time period.3

Ultimately, we believe the market for near term acquisitions and long-term hold of cash flowing Target Properties located within the Neighborhood, as well as other real estate related assets is attractive on a risk adjusted basis and will allow us to create stable income for dividend payments to our stockholders.

Our Manager – Nico Asset Management LLC

Nico Asset Management LLC is a wholly-owned subsidiary of our Sponsor. Our Manager will make all of our investment decisions, subject to oversight by our board of directors. Our Manager’s current Chief Executive Officer is Max Levine and our Manager’s current President is John Chaffetz.

Our Management Agreement

We are externally managed and advised by our Manager, an affiliate of our Sponsor. We expect to benefit from the personnel, relationships and experience of our Sponsor’s management team and other personnel of our Sponsor. Pursuant to the terms of a management agreement between our Manager, us and our Operating Partnership, our Manager provides us with our management team and appropriate support personnel. Under the terms of the management agreement, our Manager receives an Asset Management Fee and is entitled to reimbursements of certain expenses.

Pursuant to the management agreement, our Manager will implement our business strategy and perform certain services for us, subject to oversight by our board of directors. Our Manager will be responsible for, among other duties, (i) performing all of our day-to-day functions, (ii) determining our investment strategy and guidelines in conjunction with our board of directors, (iii) sourcing, analyzing and executing investments, asset sales and financing, (iv) performing portfolio management duties, (v) performing financial and accounting functions, and (vi) overseeing the management of the Company in line with our social and environmental objectives and legal obligations as a benefit corporation.

The initial term of the management agreement is for fifteen (15) years commencing on the initial closing of this offering, with one-year renewal terms starting on the expiration of the initial term, unless terminated after the initial term by our board of directors. For a detailed description of the management agreement’s termination provisions, see “Our Manager and the Management Agreement—Management Agreement.”

Our Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board of directors has retained our Manager to direct the management of our business and affairs, manage our day-to-day affairs, and implement our investment strategy, subject to the board of directors’ supervision. Directors may be nominated by the board or by stockholders who satisfy certain advance notice provisions set forth in our bylaws. See “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws—Advance Notice of Director Nominations and New Business” for a description of the advance notice requirements contained in our bylaws.

2 Source: The State of the Nation’s Housing 2018, JCHS of Harvard University

3 Source: https://www.zillow.com/echo-park-los-angeles-ca/home-value

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Our board of directors will consist of five members and is classified into three classes. Max Levine and Bruce Strohm are each a Class I director, John Chaffetz and Helen Leung are each a Class II director and Megan Marini is a Class III director. Our bylaws require that at least two members of our board of directors not be affiliated with our Manager (the “Independent Directors”). Our initial Independent Directors will be Bruce Strohm and Helen Leung.

Each class of directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. With respect to the election of directors, each candidate nominated for election to our board of directors must receive a plurality of the votes cast, in person or by proxy, in order to be elected.

Some of our directors are also partners of our Sponsor and/or members of our Sponsor’s advisory board and serve on the investment committees for different funds or competing real estate companies. As a result, conflicts of interest may arise. For more details, see “Conflicts of Interest and Related Party Transactions.”

Our Sponsor – The Neighborhood Investment Company (Nico), Inc.

The Neighborhood Investment Company (Nico), Inc. is our Sponsor and the parent company of our Manager. Our Sponsor is a newly formed entity that has no prior operating history. Our Sponsor’s team, however, utilizes its extensive real estate expertise and industry relationships to create value through prudent acquisitions and hands-on asset management.

Our Sponsor’s team is experienced in managing complex real estate investments through multiple business cycles and through the life cycle of each investment, from acquisition and business plan execution, to realization. Pursuant to a support agreement between our Manager and our Sponsor, our Sponsor provides our Manager with the personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the management agreement in exchange for certain fees payable by our Manager. Our Sponsor’s team’s valuable real estate and investment expertise includes the following:

•	Real Estate Investment Experience – To date, John Chaffetz and Max Levine, the principals of our Sponsor, have collectively underwritten, managed (including as members of the executive management team of unaffiliated real estate investment companies) or been involved in the management of the acquisition, ownership and disposition of over $2.5 billion dollars of gross real estate investments spanning several major asset classes.

•	Proven Ability to Source Attractive Opportunities – One of the principals of our Sponsor, John Chaffetz, has sponsored numerous real estate partnerships with a focus on value-add multi-tenant, mixed-use and commercial property types. Through these vehicles, as of June 30, 2019, John Chaffetz has successfully acquired and developed approximately $460 million of real estate.

•	Asset Management Experience – The principals of our Sponsor have a strong track record of adding value to investments made, both in direct deals and in joint venture deals, through active management and leasing, strategic capital improvements, and prudent financing programs. Our Sponsor has the experience necessary to help guide investments through various market conditions.

Our Property Manager – Nico Property Management LLC

Our properties will be managed by Nico Property Management LLC, a Delaware limited liability company (our “Property Manager”), a wholly-owned subsidiary of our Sponsor. As we acquire each asset, our Manager will assign such asset to our Property Manager or another property manager in the ordinary course of business.

With respect to each asset assigned to it, our Property Manager will be responsible for: (i) financial performance analysis; (ii) annual budgeting and cash forecasting; (iii) negotiating leases; (iv) coordinating planned improvements, redevelopment and construction, (v) obtaining zoning and other permits; and (vi) all other Company-specific asset and property management services specifically tailored to or associated with our Seed Assets and other investment properties assigned to our Property Manager. We will pay our Property Manager a property management fee equal to 5.0% of property-level income.

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Our Structure

The chart below shows the relationship among various The Neighborhood Investment Company (Nico), Inc. affiliates and us as of the date of this offering circular.

Voting Rights

Both classes of common stock will have the same voting rights. Each common stockholder will be entitled to one vote per share on any matters that are submitted to a stockholder vote.

Our common stockholders have voting rights only with respect to certain matters, primarily relating to election of directors, amendments to our charter that would adversely change the rights of the common stock and removal of our Manager for “Cause” (as defined in our charter). Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of common stockholders. Our stockholders do not elect or vote on our Manager, and have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business. For additional information, see “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws—Voting Rights.”

Other Governance Matters

Other than the limited stockholder voting rights described above, our charter vests most other decisions relating to our assets and our business, including decisions relating to acquisitions, originations and dispositions, the engagement of asset managers, the issuance of our securities including additional shares of common stock, mergers, dispositions, roll-up transactions, and other decisions relating to our business, in our board of directors, which has delegated most of those responsibilities to our Manager pursuant to the management agreement. See the section entitled “Management” for more information about the rights and responsibilities of our board of directors and our Manager.

Benefit Corporation Status

We have elected to be treated as a benefit corporation under Maryland law as a demonstration of our long-term commitment to our mission to adopt the Neighborhood Model in line with our social and environmental objectives. Benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Maryland law, benefit corporations are required to identify the public benefit or benefits they will promote in their charter and their directors have a duty to manage the affairs of the corporation in a manner that balances (i) the pecuniary interests of the stockholders, (ii) the best interests of those materially affected by the corporation’s conduct, and (iii) the specific public benefit or public benefits identified in the benefit corporation’s charter. The Sponsor anticipates soliciting input and feedback in various forms from local stakeholders, including but not limited to Class L Stockholders, to help measure and inform the social and environmental objectives of the Company. Benefit corporations organized in Maryland are also required to assess their benefit performance internally and to disclose publicly at least annually a report detailing their success in meeting their benefit objectives.

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We do not believe that the economics of an investment in the stock of a benefit corporation differs materially from an investment in a corporation that is not designated as a benefit corporation. We believe that our ongoing efforts to achieve our public benefit goals will not materially adversely affect the financial interests of our stockholders. Holders of our common stock will have voting, dividend and other economic rights that are the same as the rights of stockholders of a corporation that is not designated as a benefit corporation. See “Risk Factors—Risks Relating to Investing in Our Common Stock—As a benefit corporation, our focus on a specific public benefit purpose and producing a positive effect for society may negatively influence our financial performance” and “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws—Benefit Corporation Status.”

Our specific public benefit, as provided in our charter, is: to produce a positive effect (or a reduction of negative effects) for stakeholders of our Neighborhood by offering a more inclusive, flexible and more broadly available alternative to traditional homeownership.

Certified B Corporation

In addition to becoming a benefit corporation, although not required by Maryland law, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by an independent non-profit organization. As a result of this assessment, we and our Sponsor are each currently designated as a “Certified B CorporationTM ”. B Corp Certification is administered by the non-profit B Lab. See “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws—Certified B Corporation.”

Management Compensation

Our Manager and its affiliates will receive fees, distributions and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of shares of our common stock.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Offering Stage

Reimbursement of Formation and Offering Expenses — Manager	Our Manager has paid and will continue to pay offering expenses on our behalf in connection with the offering of our common stock, such as third-party legal, accounting, marketing and other similar expenses. We will reimburse our Manager, without interest, for Formation and Offering Expenses incurred on our behalf before and after commencement of this offering. We will reimburse our Manager up to an aggregate amount of $600,000 from cash received from the Seed Asset Owner in connection with the contribution of the Seed Assets. Thereafter, reimbursement payments will be made in monthly installments at the rate of no more than 0.5% of the aggregate gross offering proceeds raised through that month. For example, after the Manager receives the initial reimbursement of $600,000, if in a given month the offering proceeds raised to date equal $500,000, the maximum reimbursement required for that month is $2,500. Excess costs (for example, any unpaid expenses accumulated beyond the 0.5% of the aggregate gross offering proceeds raised to date) will be rolled forward to subsequent months and the time frame for paying the Manager for Formation and Offering Expenses will be extended until paid in full.

The exact number of months for which payment is due will be determined ultimately by the amount of Formation and Offering Expenses in relation to the offering proceeds we raise.

We expect to incur up to $750,000 in expenses in connection with this offering and our formation. As of June 30, 2019, the amount incurred was approximately $513,000.

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Acquisition and Development Stage

Acquisition Fee – Manager	We will pay up to 2.0% of the amount of the property purchase price to our Manager or its affiliates, including the Seed Assets.	Actual amounts are dependent upon the purchase price of assets we acquire; we cannot determine these amounts at the present time. We expect the Acquisition Fee payable upon the acquisition of the Seed Assets to be as follows: (i) $156,000 on 1461 W. Sunset Blvd, (ii) $180,000 on 1412 Echo Park Ave, and (iii) $185,000 on 1650 Echo Park Ave.

Reimbursement of Acquisition Expenses — Manager	We reimburse our Manager for actual expenses incurred on our behalf in connection with the selection and acquisition of an investment, to the extent not reimbursed by a joint venture partner with which we acquire a property, if any, whether or not we ultimately acquire or originate the investment. See “Our Manager and the Management Agreement—Management Agreement—Expense Reimbursement Policies.”	Actual amounts are dependent upon the assets pursued by our Manager for our benefit, which is also somewhat dependent on the amount of offering proceeds we raise (and the amount of leverage we employ). We cannot determine these amounts at the present time.

Repayment of Bridge Equity or Loan — Sponsor or its Affiliate	Our Sponsor or an affiliate may make short-term bridge loans or provide bridge equity to us or our Operating Partnership in order to fund the acquisition of real estate investments. The interest rate to be charged by our Sponsor or its affiliate will be the same rate that our Sponsor or its affiliate pays on any loan facilities it has that support the bridge equity or loans made to us. If at any time our Sponsor or one of its affiliates is funding bridge equity or loans to us from its own capital, our Manager will determine a reasonable interest rate to be charged on such bridge equity or loan, solely in its reasonable discretion. Although proceeds from any source can generally be used for any purpose in the discretion of our Manager, generally additional proceeds raised from subscriptions of our common stock pursuant to this offering will be used to pay down any bridge equity or loan to our Sponsor or its affiliates.	Actual amounts borrowed are dependent upon the amount of subscriptions by the public for our common stock and the amounts required to purchase real estate investments, many of which are not yet identified. Therefore, we cannot determine the amount of any bridge loans or bridge equity that will be made to us by our Sponsor or its affiliates or the amount of interest that we will pay associated with such loans or equity.

Warehousing Fee – Sponsor or its Affiliate	We will not charge a Warehousing Fee in connection with the acquisition of our Seed Assets that have been warehoused on our behalf by the Seed Asset Owner. However, when we purchase future assets, we will pay a Warehousing Fee equal to a 1.50% spread above our Sponsor’s or its affiliates’ cost of capital (per annum) with respect to the period of time the asset is warehoused, plus any transaction costs in connection with the acquisition.	Actual amounts are dependent upon the assets pursued by our Manager for our benefit, which is also somewhat dependent on the amount of offering proceeds we raise (and the amount of leverage we employ). We cannot determine these amounts at the present time.

Operational Stage

Asset Management Fee — Manager	Quarterly Asset Management Fee equal to an annualized rate of 1.50%, which will be based on actual gross offering proceeds raised, including proceeds from sales of shares of common stock under the Plan and any proceeds (or the value of the OP Units, in the case of exchanges) from sales or exchanges of OP Units by our Operating Partnership, as of the end of each prior quarter through the end of the Introductory Period, and thereafter will be based on our NAV (on a consolidated basis) at the end of each prior quarter.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.

Property Management Fee — Property Manager	Monthly property management fee equal to 5.0% of property-level income. Direct property management expenses (e.g., property management personnel, expenses related to leasing including leasing services that may be provided by the Property Manager and professional services) to be allocated back to the properties.	Actual amounts are dependent upon the number of assets we acquire and results of property operations; we cannot determine these amounts at the present time.

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Annual Performance Distribution – Special Profit Share Entity	If the total return to stockholders in any calendar year exceeds 6.0% per annum, the Special Profit Share Entity will be entitled to receive an annual performance distribution equal to 12.5% of the excess total return. “Total return” is comprised of the change in NAV per share plus dividends per share. In the event the NAV per share decreases below $10.00, the annual performance distribution will not be earned on any increase in NAV per share up to $10.00.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Reimbursement of Other Operating Expenses — Manager	We will reimburse our Manager for out-of-pocket third-party expenses in connection with providing services, including, legal, accounting, auditing, consulting and other fees and expenses, financing commitment fees, real estate title and appraisal costs, valuation expense, and printing, but not including ordinary overhead and administrative expenses of our Manager and its affiliates, except to the extent provided in our bylaws or the operating agreement of our Operating Partnership and described herein. We will also reimburse our Manager for compensation expenses including employee and contractor charge-backs, attributable to the services of professionals employed or contracted by our Sponsor, our Manager or their affiliates (“Related Parties”) who perform legal, accounting and asset management services for the Company, in the event that our Manager engages such professionals to perform such services in lieu of (or in addition to) the engagement of a third-party to provide such services, provided that (i) the amounts charged for such services are reasonable in our Manager’s reasonable discretion, and (ii) the reimbursement corresponds only to the portion of such professionals’ business time spent directly on such Company matters. The expense reimbursements will also include expenses incurred by our Sponsor in the performance of services under the Shared Services Agreement between our Sponsor and our Manager. See “Our Manager and the Management Agreement—Management Agreement—Expense Reimbursement Policies” for a more complete description of which expenses will be reimbursed by us.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Liquidation/Listing Stage

Exit Performance Distribution – Special Profit Share Entity	We expect to be managed as a perpetual vehicle. However, upon the occurrence of an event resulting in the liquidation of all or substantially all of the assets of the Company, including by a sale or series of sales of our assets, a sale or merger of the Company, a listing of Class L and/or Class NL shares of common stock on a national securities exchange or a similar transaction (each a “Liquidity Event”), the Special Profit Share Entity will be entitled to an exit performance distribution equal to 10% of the total return of the REIT in excess of an annualized non-compounded 6.0% return to our stockholders over the life of the Company.	Actual amount is dependent on our performance over time, the occurrence of a liquidation or merger event, and the amounts realized pursuant to such event; therefore, we cannot determine this amount at the present time. In the event we list our common stock on a national securities exchange or a similar transaction, the total return of the REIT will be based on the closing market price on the day of the IPO calculated against the weighted average of the actual subscription price for our stock plus an amount equal to the dividends paid to stockholders prior to the IPO.

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Summary of Risk Factors

Investing in shares of our Class L or Class NL common stock involves a high degree of risk. You should carefully review the “Risk Factors” section of this offering circular, beginning on page 23, which contains a detailed discussion of the material risks and uncertainties that you should consider before you invest in us.

Conflicts of Interest

We have no paid employees. The employees of our Sponsor or its affiliates provide management, acquisition, advisory, asset management, and certain other administrative services for us. Our Sponsor’s officers and key real estate professionals who perform these services for us also provide services for Related Parties. These persons have legal obligations with respect to those entities that are similar to their obligations to our Manager and us. Our Manager will be responsible for all of its normal overhead expenses, such as compensation of its professional staff and the cost of office space, office equipment, communications, and utilities, incurred in connection with its services on our behalf, unless such overhead or compensation expenses are paid by us pursuant to our Expense Reimbursement Policy, which permits, among other things, reimbursement of expenses generally referred to as “employee chargebacks” when incurred on our behalf (to the extent not directly paid by the Company). See “Our Manager and the Management Agreement—Management Agreement—Expense Reimbursement Policies” for more details.

In the future, these persons and other affiliates of our Sponsor may organize other real estate-related or debt-related programs and acquire for their own account real estate-related investments that may be suitable for us. However, to the extent we have sufficient capital to acquire a property within the Neighborhood that our Manager has determined to purchase, that property will be allocated to us. See “Conflicts of Interest and Related Party Transactions” for more details about our conflict of interest policies generally.

Dividends

We expect that we will declare and pay dividends on a quarterly basis, or more or less frequently as advised by our Manager, in arrears, based on record dates to be established by the board which are currently expected to be once for the applicable quarter for which dividends are declared. Any dividends we make will be following consultation with our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow and the REIT distribution requirements. We expect that we will set the rate of dividends at a level that will be reasonably consistent and sustainable over time. Neither we nor our Manager has pre-established a percentage range of return for dividends to stockholders. We have not established a minimum dividend level, and our charter does not require that we pay dividends to our stockholders.

If you elect to participate in the DRIP, all dividends we pay to you with respect to your shares of our common stock participating in the DRIP will be automatically reinvested in shares of our common stock.

Borrowing Policy

We may employ conservative levels of borrowing in order to provide additional funds to support our investment activities. We intend to utilize leverage in connection with our acquisition of the Seed Assets – see “Business and Properties” and “Conflicts of Interest and Related Party Transactions” for more details. Our target portfolio-wide leverage after we have acquired an initial substantial portfolio of diverse investments is between 50% and 60% of the greater of cost (before deducting depreciation or other non-cash expenses) or fair market value of our gross assets. During periods when we are significantly growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diverse portfolio of assets. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during a period when we are significantly growing our portfolio, it is our policy to generally not borrow more than 65% of the greater of cost or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s Investment Committee. See “Investment Objectives and Strategy” for more details regarding our leverage policies.

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Valuation Policies

Following the Introductory Period, our NAV per share will be calculated by our Manager at the end of each fiscal quarter on a fully diluted basis using a process that reflects several components, including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses.

We intend to hire an independent third-party appraisal firm to value each property within the first year after acquisition and thereafter as determined to be necessary by our Manager in its sole discretion. While an independent valuation expert will not be responsible for, or prepare, our NAV per share, we may hire a third party to calculate, or assist with calculating, the NAV per share. However, our Manager is ultimately responsible for the determination of our NAV.

The use of different judgments or assumptions would likely result in different estimates of the value of our real estate assets. Moreover, although we evaluate and provide our NAV per share on a quarterly basis, our NAV per share may fluctuate in the interim, so that the NAV per share in effect for any fiscal quarter may not reflect the precise amount that might be paid for your shares of common stock in a market transaction. Further, our published NAV per share may not fully reflect certain material events to the extent that they are not known or their financial impact on our portfolio is not immediately quantifiable. Any resulting potential disparity in our NAV per share may be in favor of either stockholders who redeem their shares of common stock, or stockholders who buy new shares of common stock, or existing stockholders. Note, in addition, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

Our goal is to provide a reasonable estimate of the NAV per share on a quarterly basis. However, the majority of our assets will consist of multi-tenant rental housing, mixed-use and commercial properties and, as with any real estate valuation protocol, the conclusions we reach or, solely in the case that there is a conflict, the conclusion reached by our independent valuation expert, will be based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct.

Quarterly NAV Per Share Adjustments

Our board of directors set our initial offering price at $10.00 per share of common stock, which will be the purchase price of our shares during the Introductory Period; provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price. Thereafter, the per share purchase price will be adjusted every fiscal quarter and will be equal to the greater of (i) $10.00 per share or (ii) the NAV per share as of the end of the prior quarter and the per share purchase price for any shares that may be sold pursuant to the Plan will determined in the same manner. The per share purchase price will be the same for both classes of our common stock.

Following the Introductory Period, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share (including the principal valuation components of our NAV) that will be applicable for such fiscal quarter, which we refer to as the pricing supplement. Investors will pay the most recent publicly announced purchase price as of the date of their subscription. A majority of our board of directors may vote to change how the purchase price and Redemption Price are calculated at any time. See “Plan of Operation— Valuation Policies—Our NAV and NAV Per Share Calculation” for more details.

Quarterly Stockholder Redemption Plan

While you should view your investment as long-term, we will adopt a Stockholder Redemption Plan which may provide an opportunity for our stockholders to have their shares of our common stock redeemed by us, subject to certain restrictions and limitations.

The purchase price for shares of common stock redeemed under the Stockholder Redemption Plan will be as follows:

Holding Period from Date of Purchase	Class L Redemption Price	Class NL Redemption Price(1)
Less than 6 months	No redemption allowed	No redemption allowed
6 months until 2 years	100% of NAV	No redemption allowed
2 years until 5 years	100% of NAV	95.0% of NAV
5 years or more	100% of NAV	100% of NAV
In the event of a stockholder’s death or complete disability	100% of NAV	100% of NAV

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(1)	For purposes of the Stockholder Redemption Plan, the per share Redemption Price for Class L and Class NL shares will be calculated as a percentage of the NAV per share in effect on the quarter-end redemption request date. The Redemption Price per share for shares redeemed pursuant to the Stockholder Redemption Plan will be further reduced by the aggregate amount of net proceeds per share, if any, distributed to our stockholders following the date that the NAV per share in effect at the time of the redemption request was established but prior to the actual date of redemption as a result of the sale of one or more of our assets that constitutes a return of capital distribution as a result of such sales. In addition, the Redemption Price will be reduced by the aggregate sum of dividends, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date. For more details on how our Manager will determine the net asset value, see “Plan of Operation—Valuation Policies— Our NAV and NAV Per Share Calculation.”

Please refer to the section entitled “Plan of Operation—Quarterly Stockholder Redemption Plan” for more information.

Liquidity Event

We expect to be an infinite-life vehicle. However, subject to then existing market conditions, and the approval of our board, our Manager’s Investment Committee has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of the Company, a consolidation transaction with other companies managed by our Manager or its affiliates, a listing of our Class L and/or Class NL shares of common stock on a national securities exchange or a similar transaction (each, a “Liquidity Event”). We do not have a stated term, as we believe setting a finite date for a possible, but uncertain, future Liquidity Event may result in actions that are not necessarily in the best interest or within the expectations of our stockholders.

Prior to our completion of a Liquidity Event, the Stockholder Redemption Plan may provide an opportunity for you to have your shares of common stock redeemed, subject to certain restrictions and limitations. See “Plan of Operation—Quarterly Stockholder Redemption Plan.”

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, are required to register as investment companies under the Investment Company Act of 1940, as amended (the “Investment Company Act”). Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

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RISK FACTORS

An investment in our common stock involves substantial risks. You should carefully consider the following risk factors in addition to the other information contained in this offering circular before purchasing shares of our common stock. The occurrence of any of the following risks might cause you to lose a significant part or all of your investment. The risks and uncertainties discussed below are not the only ones we face, but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition. Some statements in this offering circular, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section entitled “Statements Regarding Forward-Looking Information.”

Risks Related to an Investment in our Company

We have no prior operating history and other real estate investment opportunities sponsored by our Sponsor’s management team may not predict our future results.

We are a newly organized Maryland benefit corporation and have no prior operating history. Shortly before or after the qualification of this offering, we expect that our total assets will consist of the three Seed Assets. You should not assume that our performance will be similar to the past performance of other real estate investment opportunities sponsored by the individuals who comprise our Sponsor’s management team. Our lack of a prior operating history significantly increases the risk and uncertainty you face in making an investment in our common stock.

We have minimal operating capital and limited revenue from operations, and currently intend to own three Seed Assets.

We have minimal operating capital and for the foreseeable future will be dependent upon our ability to finance our operations from the sale of equity or other financing alternatives. There can be no assurance that we will be able to successfully raise operating capital. Our failure to successfully raise operating capital could result in our bankruptcy or other event which would have a material adverse effect on us and our stockholders. We will have no significant assets and no significant operating income or financial resources other than from the Seed Assets we expect to acquire shortly before or after the qualification of this offering, so such adverse event could put your investment dollars at significant risk.

Because no public trading market for our common stock currently exists, it will be difficult for you to sell your shares of common stock and, even if you are able to sell your shares of common stock, you will likely sell them at a substantial discount to the public offering price.

We are not required to effectuate a Liquidity Event by any specific date. In addition, our charter does not require us to list our common stock for trading on a national securities exchange by a specified date. There is currently no public market for our common stock and we do not anticipate that such a market will develop, and we currently have no plans to list our common stock on a stock exchange or other trading market. Until our common stock is publicly traded, if ever, you may not sell your shares of common stock unless the buyer meets the applicable suitability and minimum purchase standards. In addition, our charter prohibits the ownership of more than 9.8% in value or number of shares of our common stock, or more than 9.8% in value or number of shares of any class of our common stock, or more than 9.8% in value or number of shares of our total capital stock, in each case whichever is most restrictive, unless such ownership limitations are waived by our board of directors. Moreover, our charter contains certain restrictions on the beneficial ownership of shares of common stock in order to avoid being deemed to include “plan assets” subject to Title I of ERISA and/or Section 4975 of the Code. These ownership restrictions on our common stock may inhibit large investors from desiring to purchase your shares of common stock. In its sole discretion, including to protect our operations and our non-redeemed stockholders, to prevent an undue burden on our liquidity or to preserve our status as a REIT, our Manager could amend, suspend, or terminate the Stockholder Redemption Plan without prior notice. Further, the Stockholder Redemption Plan includes numerous restrictions that will limit your ability to redeem your shares of common stock. We describe these restrictions in more detail under “Plan of Operation—Quarterly Stockholder Redemption Plan.” As a result, it will be difficult for you to redeem and/or sell your shares of common stock promptly or at all. If you are able to sell your shares of common stock, you would likely have to sell them at a substantial discount to their public offering price. It is also likely that your shares of common stock would not be accepted as the primary collateral for a loan. Because of the illiquid nature of our common stock, you should purchase shares of our common stock only as a long-term investment and be prepared to hold it for an indefinite period of time.

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If we are unable to find suitable additional investments in the Neighborhood, we may not be able to achieve our investment objectives or pay dividends.

Our ability to achieve our investment objectives and to pay dividends depends upon the performance of our Manager in the acquisitions of our investments and the ability of our Manager to source investment opportunities consistent with the Neighborhood Model. The more money we raise in this offering, the greater our challenge will be to invest all of the net offering proceeds. In addition, under the Neighborhood Model, we are primarily seeking acquisitions in a limited geographic area, the Neighborhood, which may increase the challenge to invest all of the net proceeds of this offering on attractive terms. We cannot assure you that our Manager will be successful in obtaining suitable additional Target Properties located within the Neighborhood on financially attractive terms or that, if our Manager makes investments on our behalf, our objectives will be achieved. If we, through our Manager, are unable to find suitable additional investments promptly, we will hold the proceeds from this offering in an interest-bearing account or invest the proceeds in short-term assets, in either case in a manner that is consistent with our qualification as a REIT. If we would continue to be unsuccessful in locating suitable investments, we may ultimately decide to liquidate. In the event we are unable to timely locate suitable investments, we may be unable or limited in our ability to pay dividends and we may not be able to meet our investment objectives.

The market in which we participate is competitive and, if we do not compete effectively, our operating results could be harmed.

We compete with many other entities engaged in real estate investment activities in the Neighborhood, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online real estate platforms that compete with us. This market is competitive and rapidly changing. We expect competition to persist and intensify in the future, which could harm our ability to find suitable investments on attractive terms. If we are unsuccessful in finding suitable investments due to the competition that exists, you could lose all or a part of your investment.

If we pay dividends from sources other than our cash flow from operations, we will have less funds available for investments and your overall return will be reduced.

Although our dividend policy is to use cash flow from operations to pay dividends, we may pay dividends from any source, including offering proceeds, borrowings, and sales of assets. Until the proceeds from this offering are fully invested and from time to time during the operational stage, we may not generate sufficient cash flow from operations to fund dividend payments. If we pay dividends from financings, the net proceeds from this or future offerings or other sources other than our cash flow from operations, we will have less funds available for investments in real estate properties and other real estate-related assets and the number of real estate properties that we invest in. As a result, the overall return to our stockholders may be reduced. If we fund dividend payments from borrowings, our interest expense and other financing costs, as well as the repayment of such borrowings, will reduce our earnings and cash flow from operations available for dividends in future periods, and accordingly your overall return may be reduced. If we fund dividend payments from the sale of assets, this will affect our ability to generate cash flows from operations in future periods.

Disruptions in the financial markets or deteriorating economic conditions could adversely impact the multi-tenant, mixed-use and/or commercial real estate market, which could hinder our ability to implement our Neighborhood Model and generate returns to you.

We expect to acquire and manage a portfolio comprised of our Target Properties located within the Neighborhood. Each of our Seed Assets will be a mixed-use or multi-family property located in the Neighborhood. Economic conditions local to the greater Los Angeles area will greatly increase the risks of these investments and any other investments we may make in the future due to the geographic concentration of our investment strategy (See “Risk Factors—Risks Related to Our Investments”).

The success of our business is significantly related to general and local economic conditions. Accordingly, our business could be harmed by an economic slowdown and downturn in the value of our Seed Assets and any other properties we may purchase in the Neighborhood in the future, property sales, and leasing activities. Periods of economic slowdown or recession, significantly rising interest rates, declining employment levels, decreasing demand for multi-tenant rental housing, mixed-use or commercial properties, declining multi-tenant rental housing, mixed-use and commercial property values, or the public perception that any of these events may occur, can negatively impact the value of our assets. These economic conditions could result in a general decline in acquisition, disposition, and leasing activity, as well as a general decline in the value of real estate and in rents. In addition, these conditions could lead to a decline in property sales prices as well as a decline in funds invested in existing real estate assets and properties planned for development, if any.

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Future disruptions in the financial markets or deteriorating economic conditions may also impact the market for our investments and the volatility of our investments. The returns available to our stockholders in our targeted investments are determined, in part, by: (i) the supply and demand for such investments and (ii) the existence of a market for such investments, which includes the ability to sell or finance such investments. During periods of volatility, the number of investors participating in the market may change at an accelerated pace. If either demand or liquidity increases, the cost of our targeted investments may increase. As a result, we may have fewer funds available to pay dividends to our stockholders.

During an economic downturn, it may also take longer for us to dispose of real estate investments or the selling prices may be lower than originally anticipated. As a result, the carrying value of our real estate investments may become impaired and we could record losses as a result of such impairment or we could experience reduced profitability related to declines in real estate values. Further, as a result of our target leverage, our exposure to adverse general economic conditions is heightened.

All of the conditions described above could adversely impact our business performance and profitability, which could result in our failure to pay dividends to our stockholders and could decrease the value of an investment in us. In addition, in an extreme deterioration of our business, we could have insufficient liquidity to meet our debt service obligations when they come due in future years. If we fail to meet our payment or obligations under any credit or other loan agreements, the lenders under any such agreements will be entitled to proceed against the collateral granted to them to secure the debt owed.

We may suffer from delays in making, locating, and executing on suitable investments, which could limit our ability to make dividend payments and lower the overall return on your investment.

We rely upon our Sponsor’s real estate professionals, John Chaffetz, its President and Secretary, Max Levine, its Chief Executive Officer and Treasurer, to identify suitable investments. We also rely on our Sponsor and other Related Parties for investment opportunities. To the extent that our Sponsor’s real estate professionals face competing demands upon their time in instances when we have capital ready for investment, we may face delays in execution.

Additionally, the current market for properties that meet our investment objectives is highly competitive, as is the leasing market for such properties. The more shares of common stock that we sell in this offering, the greater our challenge will be to invest all of the net offering proceeds on attractive terms. Except for the Seed Assets and investments that may be described in supplements to this offering circular prior to the date you subscribe for shares of our common stock, you will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our investments. You must rely entirely on the oversight and management ability of our Manager and the performance of our Property Manager. We cannot be sure that our Manager will be successful in obtaining suitable investments on financially attractive terms.

We could also suffer from delays in locating suitable investments as a result of our reliance on our Sponsor at times when its officers, employees, or agents are simultaneously seeking to locate suitable investments for other Related Party programs, although any properties that our Manager determines are suitable for the Neighborhood Model will be acquired by us, if we have sufficient funds to acquire such properties.

You may be more likely to sustain a loss on your investment because our Sponsor does not have as strong an economic incentive to avoid losses as do sponsors who have made significant equity investments in their companies.

Certain members of our Sponsor’s affiliate, the Special Profit Share Entity, are only expected to purchase OP Units in amounts equal to $5,000,000. Therefore, our Sponsor will have limited exposure to loss in the value of our common stock and OP Units. Without this exposure, our stockholders may be at a greater risk of loss because our Sponsor does not have as much to lose from a decrease in the value of our common stock and OP Units as do those sponsors who make more significant equity investments in their companies.

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Because we are limited in the amount of funds we can raise, we will be limited in the number and type of investments we make and the value of your investment in us will fluctuate with the performance of the specific assets we acquire.

This offering is being made on a “best efforts maximum” basis and under Regulation A, we are only allowed to raise up to $50 million from the public in any 12-month period (although we may raise capital in other ways). As a result, the amount of proceeds we raise in this offering may be substantially less than the amount we would need to achieve a portfolio with a significant number of investments, even if we are successful in raising the maximum offering amount. If we are unable to raise substantial funds, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments that we make. In that case, the likelihood that any single asset’s performance would adversely affect our profitability will increase. Your investment in our common stock will be subject to greater risk to the extent that we lack a significant portfolio of investments. Further, we will have certain fixed operating expenses, including certain expenses as a public reporting company, regardless of whether we are able to raise substantial funds in this offering. Because this is a “best efforts maximum” offering, we are only required to use our best efforts to sell shares of our common stock. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income, reducing our net income and limiting our ability to pay dividends.

Any adverse changes in our Sponsor’s financial health or our relationship with our Sponsor or its affiliates could hinder our operating performance and the return on your investment.

Our Manager will manage our operations and our portfolio of real estate equity investments. Our Manager has no employees, and utilizes our Sponsor’s or an affiliate’s personnel to perform services on its behalf for us. Our ability to achieve our investment objectives and to pay dividends is dependent upon the performance of our Sponsor and its affiliates as well as our Sponsor’s real estate professionals in the identification and acquisition or origination of investments, the management of our assets and operation of our day-to-day activities. Any adverse changes in our Sponsor’s financial condition or our relationship with our Sponsor could hinder our Manager’s ability to successfully manage our operations and our portfolio of investments.

Our ability to implement our investment strategy is dependent, in part, upon our ability to successfully conduct this offering directly through the Nico Platform, which makes an investment in us more speculative.

We will primarily conduct this offering directly through the Nico Platform, which is owned by our Sponsor. We have not offered any public investment opportunities through the Nico Platform prior to this offering. The success of this offering, and our ability to implement our business strategy, is dependent upon our ability to sell our common stock to investors directly through the Nico Platform and to execute on such sales. If we are not successful in selling shares of our common stock directly through our online distribution channel, our ability to raise proceeds through this offering will be limited and we may not have adequate capital to implement our investment strategy. If we are unsuccessful in implementing our investment strategy, you could lose a part or all of your investment.

The Neighborhood Model requires us to achieve a certain level of scale and a failure to raise and deploy adequate funds may impair our ability to realize the benefits of the Neighborhood Model.

The Neighborhood Model requires us to scale before we can realize certain of the anticipated benefits. For example, the Neighborhood Model contemplates that a non-REIT subsidiary of our Sponsor may eventually provide ancillary services that include laundry and dry-cleaning services, package receipt and delivery, pet care, concierge services, repairs and handyman services (beyond those provided by the Property Manager), moving and storage, and other convenience-oriented services. While we expect these and any other ancillary services offered by a non-REIT subsidiary of our Sponsor will help attract and encourage individuals to occupy the properties we plan to own, these services require that we achieve significant scale before our Sponsor can provide them in a cost-efficient manner. Accordingly, a failure to raise and deploy adequate funds may impair our ability to realize these and other benefits of the Neighborhood Model.

Delays our Sponsor experiences in implementing the Neighborhood’s ancillary services contemplated under the Neighborhood Model could negatively impact our anticipated revenues, results of operations and cash flows.

Delays our Sponsor experiences in implementing the Neighborhood’s ancillary services contemplated under the Neighborhood Model – which we expect may eventually include other convenience-oriented services – could negatively impact our anticipated revenues, results of operations, and cash flows. We expect these and any other ancillary services offered by our Sponsor will help attract and encourage individuals to occupy the properties we plan to own. However, our Sponsor may experience delays in implementing these or other ancillary services, or such services may be implemented unsuccessfully, which could negatively impact our anticipated revenues.

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The ancillary services our Sponsor expects to provide may be implemented unsuccessfully or not at all.

The ancillary services our Sponsor expects to provide may be implemented unsuccessfully or not at all. In the event that these services are not implemented, or are implemented unsuccessfully, we may not experience the full realization of the benefits of the Neighborhood Model, which may adversely impact our revenues, results of operations and cash flows. Furthermore, the rules applicable to REITs may also limit our ability to provide certain ancillary services, which may cause us to elect not to provide such services or to structure the provision of such services in a manner than complies with such rules but that might give rise to certain tax inefficiency, and additional costs and expenses could be incurred that would not otherwise be incurred were we not seeking to qualify as a REIT. Compliance with the REIT requirements could also require us to use an unaffiliated service provider to provide certain services, which could limit our Sponsor’s ability to control the delivery of such services. See “Certain U.S. Federal Income Tax Considerations—Gross Income Tests—Rental Income” for more detail regarding these REIT rules.

In addition, even if the ancillary services are implemented successfully and without delay, there can be no assurance that such ancillary services will provide their expected benefits. If any of our Sponsor’s ancillary services or strategic initiatives are not implemented or do not perform as planned, we may not realize any of the anticipated benefits from such services.

Our Property Manager is an affiliate of our Manager and Sponsor and therefore we may face conflicts of interest in enforcing our rights against the Property Manager.

Our Property Manager is an affiliate of our Manager and Sponsor. As we acquire each asset, our Manager will assign such asset to a property manager in the ordinary course of business; however, because our Property Manager is affiliated with our Manager and Sponsor, our Manager faces inherent conflicts of interest in making this decision because of the compensation that will be paid to our Property Manager. In addition, our Property Manager may benefit from our Manager’s determination to retain our assets while our stockholders may be better served by the sale or disposition of our assets.

We do not expect to successfully implement a liquidity transaction and you may have to hold your investment for an indefinite period, notwithstanding the availability of our quarterly Stockholder Redemption Plan.

We expect to be managed as a perpetual vehicle. While we may gauge the market for possible liquidity events, there can be no assurances that a suitable transaction will be available. Subject to approval of our board, our Manager has the discretion to consider a liquidity transaction at any time if it determines such event to be in our best interests. A liquidity transaction could consist of a sale or partial sale of our assets, a sale or merger of the Company, a consolidation transaction with other companies managed by our Sponsor or its Related Parties, a listing of our Class L and/or Class NL shares of common stock on a national securities exchange or a similar transaction (each, a “Liquidity Event”).

If our Manager’s Investment Committee determines to pursue a Liquidity Event, and such Liquidity Event is approved by our board of directors, we would be under no obligation to conclude the process within a set time. If our board of directors adopts a plan of liquidation, the timing of the sale of assets will depend on real estate and financial markets, economic conditions in the Neighborhood and the real estate market generally, and U.S. federal income tax effects on stockholders, that may prevail in the future. We cannot guarantee that we will be able to liquidate all assets. After we adopt a plan of liquidation, we would likely remain in existence until all our investments are liquidated, subject to the U.S. federal tax rules that require a REIT to complete its liquidation within twenty-four (24) months following the adoption of a plan of liquidation. If we do not pursue a liquidity transaction, or delay such a transaction due to market conditions, your shares of common stock may continue to be illiquid and you may, for an indefinite period of time, be unable to easily convert your investment to cash and could suffer losses on your investment. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain, future Liquidity Event may result in actions that are not necessarily in the best interest or within the expectations of our stockholders.

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Prior to our completion of a Liquidity Event, the Stockholder Redemption Plan may provide an opportunity for you to have your shares of common stock redeemed, subject to certain restrictions and limitations. See “Plan of Operation—Quarterly Stockholder Redemption Plan.”

We may change our targeted investments and investment guidelines without stockholder consent.

Our board of directors may change our targeted investments and investment guidelines at any time without the consent of our stockholders, which could result in our making investments that are different from, and possibly riskier than, the investments described in this offering circular. A change in our targeted investments or investment guidelines may increase our exposure to interest rate risk, default risk and real estate market fluctuations, all of which could adversely affect the value of our common stock and our ability to pay dividends to you.

If our Sponsor fails to retain its key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends on the ability of our Sponsor and its affiliates to attract and retain key personnel. Our future also depends on the continued contributions of the executive officers and other key personnel of our Sponsor, each of whom would be difficult to replace. In particular, each of Max Levine and John Chaffetz is critical to the management of our business and operations and the development of our strategic direction. The loss of the services of Max Levine, John Chaffetz and/or other executive officers or key personnel of our Sponsor and the process to replace any of our Sponsor’s key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

The management agreement with our Manager was not negotiated with an unaffiliated third party on an arm’s- length basis and may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

We have no employees and will rely heavily on our Manager to provide us with all necessary services. Certain of our executive officers also serve as officers of our Sponsor and our Manager. The management agreement with our Manager was negotiated between related parties and its terms, including fees payable, may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

We will pay our Manager a management fee regardless of the performance of our portfolio. Our Manager’s entitlement to a management fee, which is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to pay dividends to our stockholders and the market price of our common stock.

Terminating the management agreement for unsatisfactory performance of our Manager or electing not to renew the management agreement may be difficult.

Termination of the management agreement with our Manager without cause is difficult and costly. During the term of the management agreement, we may not terminate the management agreement except for cause. Our board of directors will review our Manager’s performance and the management fee and, following the initial term, the management agreement will be automatically renewed annually for additional one-year terms unless the agreement is terminated upon the affirmative vote of the board of directors based upon: (a) our Manager’s unsatisfactory performance that is materially detrimental to us; or (b) a determination that the management fee payable to our Manager is not fair, subject to our Manager’s right to prevent termination based on unfair fees by accepting a reduction of management fee agreed to by at least two-thirds of our board of directors. Our Manager will be provided 180 days’ prior notice of any such termination.

Our board of directors will approve very broad investment guidelines for our Manager and will not approve each investment and financing decision made by our Manager unless required by our investment guidelines.

Our Manager is authorized to follow very broad investment guidelines. Our board of directors will periodically review our investment guidelines and our investment portfolio but may not, and will not be required to, review all of our proposed investments. In addition, in conducting periodic reviews, our board of directors may rely primarily on information provided to them by our Manager. Furthermore, our Manager may use complex strategies, and transactions entered into by our Manager may be costly, difficult or impossible to unwind by the time they are reviewed by our board of directors. Our Manager has great latitude within the broad parameters of our investment guidelines in determining the types and amounts of target assets it may decide are attractive investments for us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results. Our board of directors may override decisions made by our Manager; however, it could be costly for our board of directors to undertake duties that our Manager is authorized to perform. Further, decisions made and investments and financing arrangements entered into by our Manager may not fully reflect the best interests of our stockholders.

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If our techniques for managing risk are ineffective, we may be exposed to unanticipated losses.

In order to manage the significant risks inherent in our business, we must maintain effective policies, procedures, and systems that enable us to identify, monitor and control our exposure to market, operational, legal, and reputational risks. Our risk management methods may prove to be ineffective due to their design or implementation or as a result of the lack of adequate, accurate or timely information. If our risk management efforts are ineffective, we could suffer losses or face litigation, particularly from our clients, and sanctions or fines from regulators.

Our techniques for managing risks may not fully mitigate the risk exposure in all economic or market environments, or against all types of risk, including risks that we might fail to identify or anticipate. Any failures in our risk management techniques and strategies to accurately quantify such risk exposure could limit our ability to manage risks or to seek positive, risk-adjusted returns. In addition, any risk management failures could cause fund losses to be significantly greater than historical measures predict. Our more qualitative approach to managing those risks could prove insufficient, exposing us to unanticipated losses in our NAV and therefore a reduction in our revenues.

This offering is focused on attracting a large number of investors that plan on making relatively small investments. An inability to attract such investors may have an adverse effect on the success of this offering, and we may not raise adequate capital to implement our business strategy.

Our common stock is being offered and sold pursuant to this offering circular only to “qualified purchasers” (as defined in Regulation A). “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D (which, in the case of natural persons, (A) have an individual net worth, or joint net worth with the person’s spouse, that exceeds $1,000,000 at the time of the purchase, excluding the value of the primary residence of such person, or (B) earned income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year) and (ii) all other investors so long as their investment in the particular issuer does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Therefore, our investor base and our target investor base inherently consists of persons that may not have the high net worth or income that investors in a traditional private placement or initial public offering have, where the investor base is typically composed mainly of “accredited investors.”

Our reliance on attracting investors that may not meet the net worth or income requirements of “accredited investors” carries certain risks that may not be present in traditional private placements or initial public offerings. For example, certain economic, geopolitical and social conditions may influence the investing habits and risk tolerance of these smaller investors to a greater extent than “accredited investors,” which may have an adverse effect on our ability to raise adequate capital to implement our business strategy. Additionally, our focus on investors that plan on making, or are able to make, relatively small investments requires a larger investor base in order to meet our goal of raising $50,000,000 in this offering. We may have difficulties in attracting a large investor base, which would potentially have a negative impact on the strength of the Neighborhood Model and may have an adverse effect on the success of this offering. Further, a larger investor base involves increased transaction costs, which will increase our expenses.

Risks Related to our Sponsor and the Nico Platform

If our Sponsor were to enter bankruptcy proceedings, the operation of the Nico Platform and the activities with respect to our operations and business would be interrupted and subscription proceeds held in a segregated account may be subject to the bankruptcy.

If our Sponsor were to enter bankruptcy proceedings or cease operations, we would be required to find other ways to meet obligations regarding our operations and business. Such alternatives could result in delays in the disbursement of dividends or the filing of reports, or could require us to pay significant fees to another company that we engage to perform services for us.

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If the security of our investors’ confidential information stored in our Sponsor’s systems is breached or otherwise subjected to unauthorized access, your secure information may be stolen.

The Nico Platform may store investors’ bank information and other personally-identifiable sensitive data. The Nico Platform relies on PCI compliant third party vendors (such as payment processors) to host sensitive financial data such as account information. However, any accidental or willful security breach or other unauthorized access could cause your secure information to be stolen and used for criminal purposes, and you would be subject to increased risk of fraud or identity theft. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, the Nico Platform and its third-party vendors may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, many states have enacted laws requiring companies to notify individuals of data security breaches involving their personal data. These mandatory disclosures regarding a security breach are costly to implement and often lead to widespread negative publicity, which may cause our investors and real estate companies to lose confidence in the effectiveness of our data security measures. Any security breach, whether actual or perceived, would harm our reputation, resulting in the potential loss of investors and adverse effect on the value of your investment in us.

Any significant disruption in service on the Nico Platform or in its computer systems could reduce the attractiveness of the Nico Platform and result in a loss of users.

If a catastrophic event resulted in a platform outage and physical data loss, the Nico Platform’s ability to perform its functions would be adversely affected. The satisfactory performance, reliability, and availability of our Sponsor’s technology and its underlying hosting services infrastructure are critical to our Sponsor’s operations, level of customer service, reputation, and ability to attract new users and retain existing users. The Nico Platform hosting services infrastructure is provided by a third party hosting provider (the “Hosting Provider”). The Hosting Provider does not guarantee that users’ access to the Nico Platform will be uninterrupted, error-free or secure. Our Sponsor’s operations depend on the Hosting Provider’s ability to protect its and our Sponsor’s systems in its facilities against damage or interruption from natural disasters, power or telecommunications failures, air quality, temperature, humidity and other environmental concerns, computer viruses or other attempts to harm our systems, criminal acts and similar events.

If our Sponsor’s arrangement with the Hosting Provider is terminated, or there is a lapse of service or damage to the Hosting Provider’s facilities, our Sponsor could experience interruptions in its service as well as delays and additional expense in arranging new facilities. Any interruptions or delays in our Sponsor’s service, whether as a result of an error by the Hosting Provider or other third-party error, our Sponsor’s own error, natural disasters or security breaches, whether accidental or willful, could harm our ability to perform any services for corresponding project investments or maintain accurate accounts, and could harm our Sponsor’s relationships with users of the Nico Platform and our Sponsor’s reputation.

Additionally, in the event of damage or interruption, our Sponsor’s insurance policies may not adequately compensate our Sponsor for any losses that we may incur. Our Sponsor’s disaster recovery plan has not been tested under actual disaster conditions, and it may not have sufficient capacity to recover all data and services in the event of an outage at a facility operated by the Hosting Provider. These factors could prevent us from processing or posting payments on the corresponding investments, damage our Sponsor’s brand and reputation, divert our Sponsor’s employees’ attention, and cause users to abandon the Nico Platform.

Risks Related to Compliance and Regulation

We intend to offer shares of our common stock pursuant to amendments to Regulation A promulgated pursuant to the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to Tier 2 issuers will make our common stock less attractive to investors as compared to a traditional initial public offering.

As a Tier 2 issuer, we are subject to less stringent disclosure and reporting requirements as compared to a traditional initial public offering, which may make an investment in our common stock less attractive to investors who are accustomed to enhanced disclosure and more frequent financial reporting. In addition, given the relative lack of regulatory precedents regarding the amendments to Regulation A, there is a significant amount of regulatory uncertainty in regards to how the SEC or the individual state securities regulators will regulate both the offer and sale of our securities, as well as any ongoing compliance that we may be subject to. If our scaled disclosure and reporting requirements, or regulatory uncertainty regarding Regulation A, reduces the attractiveness of our common stock, we may be unable to raise the necessary funds necessary to commence operations, or to develop a portfolio of real estate investments, which could severely affect the value of our common stock.

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Our use of Form 1-A and our reliance on Regulation A for this offering may make it more difficult to raise capital as and when we need it, as compared to if we were conducting a traditional initial public offering on Form S-11.

Because of the exemptions from various reporting requirements provided to us under Regulation A and because we are only permitted to raise up to $50 million in any 12-month period under Regulation A (although we may raise capital in other ways), we may be less attractive to investors and it may be difficult for us to raise additional capital as and when we need it, which could have a materially adverse effect on our financial condition and the results of our operations. Additionally, investors may be unable to compare our business with other companies in our industry if they believe that our financial accounting is not as transparent as other companies in our industry, which could make our common stock less attractive to those investors as compared to a traditional initial public offering, which in turn could impair our ability to raise capital as and when we need it.

There may be deficiencies with our internal controls that require improvements, and if we are unable to adequately evaluate internal controls, we may be subject to sanctions.

As a Tier 2 issuer, we do not need to provide a report on the effectiveness of our internal controls over financial reporting, and we are exempt from the auditor attestation requirements concerning any such report so long as we are a Tier 2 issuer.

Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations.

We intend to conduct our operations so that neither we, nor any of our subsidiaries, are required to register as investment companies under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We anticipate that we will hold real estate and real estate-related assets described below (i) directly, (ii) through wholly-owned subsidiaries, and (iii) through majority-owned joint venture subsidiaries and/or through Controlled Subsidiaries (as defined below).

We intend, directly or through our subsidiaries, to originate, invest in and manage a portfolio of real estate equity investments in Target Properties located within the Neighborhood. We expect to use substantially all of the net proceeds from this offering, including proceeds from the sales of shares under the Plan, to originate, acquire and structure a portfolio comprised of our Target Properties in the Neighborhood.

We will monitor our compliance with the 40% test and the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act.

The securities issued by any wholly-owned or majority-owned subsidiary that we may form and that are excluded from the definition of “investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis.

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The Investment Company Act defines a majority-owned subsidiary of a person as a company that owns 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. The determination of whether an entity is a majority-owned subsidiary of our Company is made by us. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meet the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the SEC staff for concurrence of our analysis, our treatment of such interests as voting securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

We believe that neither we nor certain of our subsidiaries will be considered investment companies for purposes of Section 3(a)(1)(A) of the Investment Company Act because we and they will not engage primarily or hold themselves out as being primarily engaged in the business of investing, reinvesting or trading in securities. We believe that our expected assets and sources of income, public representations of our real estate investment business, and the activities of our officers, directors and employees may indicate that we are primarily engaged in the real estate finance business. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act. In addition, we believe that neither we nor certain of our subsidiaries will be considered investment companies for purposes of Section 3(a)(1)(C) of the Investment Company Act because we and they will not engage or propose to engage in the business of investing, reinvesting, owning, holding or trading in securities and own or propose to acquire investment securities having a value exceeding 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.

Certain of our subsidiaries may also rely upon the exclusion from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, which requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate”, which we refer to as “qualifying real estate interests”, and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets.”

Qualification for exemption from registration under the Investment Company Act will limit our ability to make certain investments. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations.

Registration under the Investment Company Act would require us to comply with a variety of substantive requirements that impose, among other things:

•	limitations on capital structure;

•	restrictions on specified investments;

•	restrictions on leverage or senior securities;

•	restrictions on unsecured borrowings;

•	prohibitions on transactions with affiliates; and

•	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly increase our operating expenses.

If we were required to register as an investment company but failed to do so, we could be prohibited from engaging in our business, and criminal and civil actions could be brought against us.

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Registration with the SEC as an investment company would be costly, would subject us to a host of complex regulations and would divert attention from the conduct of our business, which could materially and adversely affect us. In addition, if we purchase or sell any real estate assets to avoid becoming an investment company under the Investment Company Act, our NAV, the amount of funds available for investment and our ability to pay dividends to our stockholders could be materially adversely affected.

We are not subject to the banking regulations of any state or federal regulatory agency.

We are not subject to the periodic examinations to which commercial banks and other thrift institutions are subject. Consequently, with regard to our debt investments, if any, our financing decisions and our decisions regarding establishing loan loss reserves are not subject to periodic review by any governmental agency. Moreover, we are not subject to regulatory oversight relating to our capital, asset quality, management or compliance with laws.

As Internet commerce develops, federal and state governments may adopt new laws to regulate Internet commerce, which may negatively affect our business.

As Internet commerce continues to evolve, increasing regulation by federal and state governments becomes more likely. Our and the Nico Platform’s business could be negatively affected by the application of existing laws and regulations or the enactment of new laws applicable to our business. The cost to comply with such laws or regulations could be significant and would increase our operating expenses, which could get passed on to investors.

In addition, federal and state governmental or regulatory agencies may decide to impose taxes on services provided over the Internet. These taxes could discourage the use of the Internet as a means of raising capital, which would adversely affect the viability of the Nico Platform.

Laws intended to prohibit money laundering may require us to disclose investor information to regulatory authorities.

The Bank Secrecy Act, as amended by the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”), requires that financial institutions establish and maintain compliance programs to guard against money laundering activities and requires the Secretary of the U.S. Treasury (“Treasury”) to prescribe regulations establishing minimum standards for anti-money laundering programs of financial institutions. The Financial Crimes Enforcement Network (“FinCEN”), an agency of the Treasury, is presently considering a proposed rule that would require investment advisers registered with the Securities and Exchange Commission to adopt anti-money laundering programs and, in connection with the implementation of such programs, take into account the money laundering risks of investment funds that they advise. FinCEN has also issued an exemption from the anti-money laundering program requirement applicable to certain “investment companies.” It is possible that there could be promulgated legislation or regulations that would require us or our service providers to share information with governmental authorities with respect to prospective investors in connection with the establishment of anti-money laundering procedures. Such legislation and/or regulations could require us to implement additional restrictions on the transfer of shares of our common stock to comply with such legislation and/or regulations. We reserve the right to request such information as is necessary to verify the identity of prospective stockholders and the source of the payment of subscription monies, or as is necessary to comply with any customer identification programs required by FinCEN and/or the SEC. In the event of delay or failure by a prospective stockholder to produce any information required for verification purposes, an application for, or transfer of, our common stock may be refused. We do not have the ability to reject a transfer of our common stock where all necessary information is provided and any other applicable transfer requirements, including those imposed under the transfer provisions of our governing documents, are satisfied.

Most multi-family residential properties in our Neighborhood are subject to rent stabilization regulations, which limit our ability to raise rents above specified maximum amounts and could give rise to claims by tenants that their rents exceed such specified maximum amounts.

Numerous municipalities, including Los Angeles, where all of our assets will be located, impose rent control or rent stabilization on certain apartment buildings. The rent stabilization regulations that are applicable to our multi-family residential properties set maximum rates for annual rent increases, entitle the tenants to receive required services from us and entitle the tenants to have their leases renewed. See “Business and Properties—Rent Stabilization Ordinance.”

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Such laws and regulations limit our ability to charge market rents, increase rents, evict tenants or recover increases in our operating expenses and could make it more difficult for us to dispose of properties in certain circumstances. Expenses associated with our investment in the Neighborhood, such as debt service, real estate taxes, insurance and maintenance costs, are generally not reduced when circumstances cause a reduction in rental income from the Neighborhood.

The application of rent stabilization to apartments in our multi-family residential properties could limit the amount of rent we are able to collect, which could have a material adverse effect on our cash flows. Specifically, our Seed Assets are each subject to the City of Los Angeles’ Rent Stabilization Ordinance (the “RSO”). Generally, the RSO applies to rental properties that were first built on or before October 1, 1978 as well as replacement units under Los Angeles Municipal Code Section 151.28 and applies to apartments, and residential units attached to a commercial building, among other property types. The RSO covers:

•	Allowable Rent Increases (as defined by the RSO);

•	registration of rental units;

•	disclosure of any tenant buyout agreements;

•	legal reasons for eviction; and

•	types of evictions requiring payment of tenant relocation assistance.

In addition, there can be no assurances that any future changes to rent stabilization laws will not have a similar or greater negative impact on our ability to collect rents. For example, California recently introduced Proposition 10, the Local Rent Control Initiative, as an initiated state statute, which would have allowed local governments to adopt rent control on any type of rental housing. Although the measure was defeated, we cannot predict the potential likelihood of any future such bills.

Further, we may pay a premium for properties that are not subject to RSO, only to have them become subject to another form of regulation or RSO retroactively, which could reduce their value.

The limitations established by present or future rent stabilization regulations may also subject us to lawsuits arising from such rent control or other laws, which could impair our financial results. For example, we may become subject to claims from tenants that the rent charged by us exceeds the amount permitted by rent stabilization. Although we intend to ensure that all of our rents are compliant with applicable rent stabilization regulation, there can be no assurance that we will not face potential claims of this type.

Real estate-related taxes may increase due to reassessments caused by a change or ownership in our Company or the Operating Partnership, which could reduce our income.

We are required to pay property taxes for our properties, which can increase as property tax rates increase or as properties are assessed or reassessed by taxing authorities. In California, where all of our assets are located, pursuant to an existing state law commonly referred to as Proposition 13, all or portions of a property are reassessed to market value only at the time of “change in ownership” or completion of “new construction,” and thereafter, annual property tax increases are limited to 2% of previously assessed values. As a result, Proposition 13 generally results in significant below-market assessed values over time.

Our assets, including the Seed Assets, are each subject to Proposition 13. Moreover, given our structure, a “change in ownership” could potentially occur if we or any other individual or entity directly or indirectly increase their aggregate ownership percentages such that we or such other individual or entity acquires, directly or indirectly, more than 50% of the beneficial ownership interests in our properties, thereby causing a “change in ownership” to occur (i.e., any individual or entity that owns no interest or a minority interest becomes the individual or entity that owns the majority interest), which would trigger a reassessment to market value at the time of such change in ownership. This could happen if, among other things, we are successful in increasing the size of the Company or if we raise additional capital through our Operating Partnership from any individual or entity that becomes the majority beneficial owner of our properties, directly or indirectly. In addition to causing a reassessment under Proposition 13, such a “change in ownership” could also trigger an obligation to pay additional transfer taxes.

From time to time, including recently, lawmakers and political coalitions have initiated efforts to repeal or amend Proposition 13. If successful in the future, these proposals could substantially increase the assessed values and property taxes for our properties. Although some of our commercial tenant leases may permit us to pass through such tax increases to the tenants for payment, renewal leases or future leases may not be negotiated on the same basis and we will not be able to pass those costs through to our residential tenants other than through renewal leases or future leases. Tax increases not passed through to tenants could have a material adverse effect on our business, financial condition, results of operations, cash flow or our ability to satisfy our debt service obligations or to maintain our level of distributions on our Common Stock. Given the uncertainty, it is not possible to quantify the risk to us of a tax increase or the resulting impact on us of any increase, but any tax increase could be particularly significant given that all of our properties are expected to be located in California.

Risks Related to Conflicts of Interest

There are conflicts of interest between us, our Manager, Sponsor, our Sponsor’s officers, directors and key personnel and/or other Related Parties.

We are subject to various conflicts of interest arising out of our relationship with our Manager, Sponsor, and other Related Parties. Our Sponsor’s executive officers, including our Sponsor’s Co-Founders, John Chaffetz and Max Levine, and other Related Parties, are presently, and plan in the future to continue to be, involved with real estate programs and activities which are unrelated to us. These conflicts include, but are not limited to: (i) conflicts related to the compensation arrangements between one or more Related Parties and us, (ii) conflicts with respect to the allocation of the time of our Manager and our Sponsor’s key personnel and (iii) conflicts with respect to the allocation of investment opportunities. All of the agreements and arrangements between such parties, including those relating to compensation and reimbursement, are not the result of arm’s-length negotiations. To the extent that Related Parties take an action that is more favorable to other entities than us, such action could have a negative impact on our financial performance and, consequently, on dividends to stockholders and the value of our common stock. We have adopted a conflicts of interest policy under which a Conflicts Committee, which is comprised of representatives of our Manager, will meet as needed to discuss conflicts of interests.

In addition, if a conflict involves a “principal transaction”, it will be reviewed and approved by a majority of the Independent Directors. We define a “principal transaction” as: (i) a transaction between our Sponsor, our Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand, and (ii) a transaction where two or more members of the Manager’s Investment Committee are interested parties. See “Conflicts of Interest and Related Party Transactions—Certain Conflict Resolution Measures—Independent Directors” and “—Our Policies Relating to Conflicts of Interest” below.

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We plan to purchase the Seed Assets shortly before or after the qualification of this offering from the Seed Asset Owner, an affiliate of our Sponsor, so there is an inherent conflict of interest.

We plan to purchase the Seed Assets shortly before or after the qualification of this offering from the Seed Asset Owner, an affiliate of our Sponsor, so there is an inherent conflict of interest. While the price that we pay our Sponsor’s affiliate to acquire each of the Seed Assets will be the same as the price paid by the Seed Asset Owner, there can be no guarantee that the Seed Assets will be in the same condition as when they were acquired by the Seed Asset Owner. There can also be no assurance that the price paid by us for the Seed Assets would be the same price that would be paid as a result of an arm’s-length third party transaction. Similarly, we cannot assure you that the other terms of the Seed Asset acquisitions may not be as favorable to us as if it had been negotiated with an unaffiliated third party.

In addition, although we expect that a majority-in-interest of the investors in the Seed Asset Owner will agree to roll their investments into our Operating Partnership, up to $3,000,000 of the initial proceeds raised in this offering will be used to redeem out a portion of the investment of one such investor, who is not affiliated with our Sponsor.

The timing and nature of the fees and partnership allocations our Manager and its affiliates will receive from us could create a conflict of interest between our Manager and our stockholders.

The timing and nature of the fees and partnership allocations our Manager will receive from us could create a conflict of interest between our Manager and our stockholders. Specifically, our Manager is responsible for the calculation of our NAV, and the Asset Management Fee received by our Manager as well as any annual performance distributions received by the Special Profit Share Entity, an affiliate of our Sponsor, are based on our NAV. In addition, whether the Special Profit Share Entity receives a performance distribution in the event of a Liquidity Event will be based in part on our NAV. We intend to hire an independent third-party appraisal firm to value each property within the first year after acquisition (and as determined to be necessary by our Manager in its sole discretion thereafter), however our Manager will be responsible for making quarterly NAV adjustments based on internal valuations and accounting adjustments. The external valuations may consist of either full appraisals or some other indication of value such as a broker opinion of value. The determination as to what type of third-party valuation is acceptable depends on all the facts and circumstances surrounding each investment and is made collectively by our Sponsor’s and our Manager’s finance and asset management departments.

The calculation of our NAV involves certain subjective judgments with respect to estimating, for example, the updated value of our real estate assets and investments and accruals of our operating revenues and expenses, and therefore, our NAV may not correspond to the realizable value upon a sale of those assets. Because the calculation of NAV involves subjective judgment, there can be no assurance that the estimates used by the internal accountants and asset management team of our Sponsor or its affiliates to calculate and adjust our NAV, or the resulting NAV, will be identical to the estimates that would be used, or the NAV that would be calculated, by an independent consultant. Our Sponsor or its affiliates could be motivated to establish our NAV at amounts exceeding realizable value due to the impact of higher valuations on the compensation to be received by our Manager. In addition, our Manager may benefit by us retaining ownership of our assets at times when our stockholders may be better served by the sale or disposition of our assets in order to avoid a reduction in our NAV. Finally, the determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

The interests of Related Parties may conflict with your interests.

Our management agreement provides our Manager with broad powers and authority which may result in one or more conflicts of interest between your interests and those of our Sponsor, Manager, and other Related Parties. This risk is increased by our Manager being controlled by persons who are also key personnel of our Sponsor and who participate, or expect to participate, directly or indirectly in other offerings by our Sponsor and its Related Parties. Potential conflicts of interest include, but are not limited to, the following:

•	the continuation, renewal or enforcement of our agreements with our Manager and its affiliates, including our charter, bylaws and management agreement;

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•	the decision to adjust the value of our real estate portfolio or the value of certain portions of our portfolio of other real estate-related assets, or the calculation of our NAV;

•	additional offerings of equity by us, which may result in increased Asset Management Fees to our Manager;

•	competition for tenants from affiliated programs that own properties in the Neighborhood. Among other things, Related Parties may offer other real estate investment opportunities, including additional equity offerings similar to this offering, whether or not through the Nico Platform, and may make investments in real estate assets for their own respective accounts, whether or not competitive with our business;

•	an incentive to make investments that are riskier or more speculative if performance is lagging than if our Manager were compensated solely on a basis tied to our performance;

•	our Manager will benefit from management fees paid by us even if we are not profitable. Among other effects, this arrangement may incentivize our Manager to maintain the existence of the investments rather than dispose of assets for the purpose of maintaining the payment of management fees;

•	we may engage our Manager or affiliates of our Manager to perform services at rates that are not the result of an arm’s-length negotiation. Instead, these rates will be determined by our Manager based on our Manager’s reasonable discretion;

•	Related Parties are not required to devote all of their time and efforts to our affairs; and

•	Related Parties are not required to disgorge any profits or fees or other compensation they may receive from any other business they own separately from us, and you will not be entitled to receive or share in any of the profits, return fees or compensation from any other business owned and operated by such Related Parties, for their own benefit.

We may compete with certain Related Parties for certain investment opportunities.

We may compete with other entities that Related Parties may advise or own interests in, for opportunities to acquire, lease, finance or sell investments. As a result of this competition, certain investment opportunities may not be available to us. Although our Manager and its affiliates have developed procedures to resolve potential conflicts of interest with respect to the allocation of investment opportunities between us and affiliated and other related entities, and our Manager and its affiliates will be required to provide information to its Manager’s Investment Committee, which consists of personnel of our Sponsor, to determine whether such procedures are being fairly applied, our Manager and its affiliates will not be required to allocate all suitable investment opportunities to us. Investment opportunities that are suitable for us may also be suitable for other real estate funds and separately managed accounts managed or advised by our Manager or its affiliates, including other Neighborhood REITsTM. However, to the extent we have sufficient capital to acquire a property within the Neighborhood that our Manager has determined to purchase, that property will be allocated to us. For each opportunity identified by our Manager, a determination will be made as to which client the opportunity is most suitable pursuant to the methodology described in “Our Manager and the Management Agreement—Allocation of Investment Opportunities.”

Our Related Parties are not required to devote all of their time and efforts to our affairs.

Our Related Parties are not required to devote all of their time and efforts to our affairs. We rely on Related Parties to manage our day-to-day activities and to implement our investment strategy. Although these parties and will allocate such time and attention as they deem appropriate and necessary to carry out their required duties as outlined in our governing documents, most or all of our Related Parties, are presently, and plan in the future to continue to be, involved with real estate programs and activities which are unrelated to us. As a result of these activities, Related Parties may, from time to time, have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. Related Parties will devote only as much of their time to our business as our Manager, in its judgment, determines is reasonably required, which may be substantially less than their full time. Therefore, Related Parties may experience conflicts of interest in allocating management time, services, and functions among us, other affiliates of The Neighborhood Investment Company (Nico), Inc., and any other business ventures in which they or any of their key personnel, as applicable, are or may become involved. This could result in actions that are more favorable to other Related Parties than to us. However, our Manager believes that it and its affiliates have sufficient personnel to fully meet their responsibilities to all of the activities in which they are involved and are committed to fulfilling its required duties as outlined in our governing documents.

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Our Related Parties are not prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, ownership, development, management, leasing or sale of real property or the acquisition, ownership, management and disposition of real estate-related assets.

Our Related Parties are presently, and in the future, intend to be, involved with a number of other real estate programs and activities. In particular, our Sponsor expects to replicate this Neighborhood Model in various other neighborhoods throughout the United States. If our Sponsor is successful, it will manage a number of Neighborhood REITsTM and have investment objectives that are similarly to our objectives. As a result, there may be an instance where Neighborhood REITsTM compete with us for our Sponsor’s time and resources.

In addition, our Sponsor, Manager, and our other affiliates currently manage a number of private investment funds and have ownership interests in a number of real estate companies that are focused on major real estate property types and markets in the United States. As a result, there may be an instance where these funds or future funds may directly compete with us for investment opportunities and could receive investment allocations on an ongoing basis.

Related Parties are not prohibited from engaging, directly or indirectly, in any other business or from possessing interests in any other business venture or ventures, including businesses and ventures involved in the acquisition, ownership, development, management, leasing or sale of real property or the acquisition, ownership, management and disposition of real estate-related assets. None of the Related Parties are prohibited from raising money for another entity that makes the same types of investments that we target and we may co-invest with any such entity.

We may enter into joint ventures or other arrangements with affiliates of our Sponsor

Subject to approval by our Manager’s Investment Committee, we may enter into joint ventures or other arrangements with affiliates of our Sponsor to acquire, develop and/or manage real properties. In conjunction with such prospective agreements, our Sponsor and its affiliates may have conflicts of interest in determining which of such entities should enter into any particular joint venture agreement. Our affiliated joint venture partners may have economic or business interests or goals which are, or may become, inconsistent with our business interests or goals. In addition, should any such joint venture be consummated, our Sponsor or its affiliates (including our Manager) may face a conflict in structuring the terms of the relationship between our interests and the interest of the affiliated joint venture partner and in managing the joint venture. Since our Manager will make investment decisions on our behalf, agreements and transactions between our Sponsor’s affiliates and us as joint venture partners with respect to any such joint venture will not have the benefit of arm’s-length negotiations of the type normally conducted between unrelated parties.

We are conducting this offering without the aid of an independent underwriter.

As we are conducting this offering without the aid of an independent underwriter, stockholders will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities.

Risks Related to Our Investments

Our Seed Assets and the other Target Properties we may own are subject to the risks typically associated with real estate.

Our Seed Assets and the other Target Properties we may own are subject to the risks typically associated with real estate. The value of real estate may be adversely affected by a number of risks, which may be exacerbated by the hyper-locality of our investments, including:

•	natural disasters such as hurricanes, earthquakes and floods, particularly in light of two of the three Seed Assets being masonry, one of the most vulnerable types of buildings under strong earthquake shaking;

•	acts of war or terrorism, including the consequences of terrorist attacks, such as those that occurred on September 11, 2001 or those that have been carried out or inspired by ISIS and other radical terrorist groups;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	adverse changes in national and local economic and real estate conditions;

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•	an oversupply of (or a reduction in demand for) space in the areas where particular properties are located and the attractiveness of particular properties to prospective tenants;

•	changes in governmental laws and regulations (including rent control regulations), fiscal policies and zoning ordinances and the related costs of compliance therewith and the potential for liability under applicable laws;

•	costs of remediation and liabilities associated with environmental, ADA, and other physical conditions affecting properties; and

•	the potential for uninsured or underinsured property losses.

The value of each property is affected significantly by its ability to generate cash flow and net income, which in turn depends on the amount of rental or other income that can be generated net of expenses required to be incurred with respect to the property. Many expenditures associated with properties (such as operating expenses and capital expenditures) cannot be reduced when there is a reduction in income from the properties.

In addition, if we hold any real estate loans or other debt-related assets, these assets will generally be directly or indirectly secured by a lien on real property that, upon the occurrence of a default on the loan, could result in our acquiring ownership of the property. We will not know whether the values of the properties ultimately securing our loans will remain at the levels existing on the dates of origination of those loans. If the values of the mortgaged properties drop, our risk will increase because of the lower value of the security associated with such loans. In this manner, real estate values could impact the values of our loan investments.

These factors may have a material adverse effect on the value that we can realize from our assets.

The actual rents we receive for the properties in our portfolio may be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which could adversely affect our financial condition, results of operations and cash flow.

As a result of potential factors, including competitive pricing pressure in the Neighborhood, a general economic downturn and the desirability of our properties compared to other properties in the Neighborhood, we may be unable to realize our estimated market rents across the properties in our portfolio. In addition, depending on market rental rates at any given time as compared to expiring leases in our portfolio, from time to time rental rates for expiring leases may be higher than starting rental rates for new leases. If we are unable to obtain sufficient rental rates across our portfolio, then our financial condition, results of operations and our ability to generate cash flow growth will be negatively impacted.

Our Manager’s due diligence may not reveal all factors or risks affecting a property.

Our Manager’s due diligence may not reveal all factors or risks affecting a property. Before making an investment, our Manager will assess the strength of the underlying properties and any other factors that it believes are material to the performance of the investment. In making the assessment and otherwise conducting customary due diligence, our Manager will rely on the resources available to it and, in some cases, investigations by third parties.  However, there can be no assurance that our Manager’s due diligence processes will uncover all relevant facts that would be material to an investment decision.

Multi-tenant rental housing, mixed-use and commercial properties that have significant vacancies could be difficult to sell, which could diminish the return on these properties.

The Seed Assets and other multi-tenant rental housing, mixed-use or commercial properties we may own may incur vacancies either by the expiration of tenant leases or the continued default of tenants under their leases. If vacancies continue for a long period of time, we may suffer reduced revenues resulting in less cash available for dividends to our stockholders. In addition, the resale value of the property could be diminished because the market value of our properties will depend principally upon the value of the cash flow generated by the leases associated with that property. Such a reduction in the resale value of a property could also reduce the value of our stockholders’ investment.

Further, a decline in general economic conditions in the Neighborhood or in the U.S. generally could lead to an increase in tenant defaults, lower rental rates and less demand for commercial real estate space in those markets. As a result of these trends, we may be more inclined to provide leasing incentives to our tenants in order to compete in a more competitive leasing environment. Such trends may result in reduced revenue and lower resale value of properties, which may reduce your return.

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We depend on tenants for our revenue, and lease defaults or terminations could reduce our net income and limit our ability to pay dividends to our stockholders.

The success of our investments materially depends on the financial stability of our tenants. A default or termination by a tenant on its lease payments to us would cause us to lose the revenue associated with such lease and require us to find an alternative source of revenue to meet mortgage payments and prevent a foreclosure, if the property is subject to a mortgage. If a number of tenants default on or terminate their lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-leasing our property. We also may be unable to lease the property for the rent previously received and the resale value of the property may be reduced. These events could cause us to reduce the amount of dividends to you.

We expect to acquire a portfolio comprised primarily of Target Properties located exclusively within the Neighborhood. If our investments in the Neighborhood experience adverse economic conditions, our investments may lose value and we may experience losses.

We expect to use substantially all of the net proceeds from this offering, including proceeds from the sales of shares of common stock under the Plan, to acquire a portfolio comprised of Target Properties with a focus on areas within the Neighborhood where we feel that the risk-return characteristics are favorable. These investments will carry the risks associated with the Neighborhood market where our Seed Assets are located. As a result, we may experience losses as a result of being overly concentrated in the Neighborhood. A worsening of economic conditions in the Neighborhood and other U.S. markets could have an adverse effect on our business and could impair the value of our investments.

Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

Although we expect to invest primarily in stabilized properties, from time to time we may acquire unimproved real property or properties that are under development or construction. Investments in such properties are subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and/or community groups and our builders’ ability to build in conformity with plans, specifications, budgeted costs and timetables. If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance. A builder’s performance may also be affected or delayed by conditions beyond the builder’s control. Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we are subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer. In addition, to the extent we make or acquire loans to finance construction or renovation projects, risks of cost overruns and non-completion of the construction or renovation of the properties underlying loans we make or acquire may materially adversely affect our investment.

Failure of the projected improvement in value and operating fundamentals for our Seed Assets and other Target Properties in the Neighborhood may adversely affect our ability to execute our business plan.

A substantial part of our business plan is based on our belief that the property values and operating fundamentals of our Seed Assets and other Target Properties in the Neighborhood are expected to improve significantly over the next several years. We cannot assure you as to whether, when or to what extent property values and operating fundamentals will improve. Failure of the projected improvement in value and operating fundamentals for our Seed Assets and other properties in the Neighborhood that we may acquire may adversely affect our ability to execute our business plan. In the event asset values and operating fundamentals do not improve when and as we expect, or in the event asset values and operating fundamentals deteriorate, our ability to execute our business plan may be adversely affected.

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Actions of any joint venture partners could reduce the returns on joint venture investments and decrease our stockholders’ overall return.

We may purchase and develop properties in the Neighborhood in joint ventures or in partnerships, co-tenancies or other co-ownership arrangements. Such investments may involve risks not otherwise present with other methods of investment, including, for example, the following risks:

•	that our co-venturer, co-tenant or partner in an investment could become insolvent or bankrupt;

•	that our co-venturer, co-tenant or partner may be delegated certain “day-to-day” property operating procedures;

•	that such co-venturer, co-tenant or partner may at any time have economic or business interests or goals that are or that become inconsistent with our business interests or goals;

•	that such co-venturer, co-tenant or partner may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives or not consistent with our intended qualification as a REIT; or

•	that disputes between us and our co-venturer, co-tenant or partner may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our operations.

Any of the above might subject a property to liabilities in excess of those contemplated and thus reduce our returns on that investment and the value of your investment.

Costs imposed pursuant to governmental laws and regulations may reduce our net income and the cash available for dividends to our stockholders.

Real property and the operations conducted on real property are subject to federal, state and local laws and regulations relating to protection of the environment and human health. We could be subject to liability in the form of fines, penalties or damages for noncompliance with these laws and regulations. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, the remediation of contamination associated with the release or disposal of solid and hazardous materials, the presence of toxic building materials and other health and safety-related concerns.

Some of these laws and regulations may impose joint and several liability on the tenants, owners or operators of real property for the costs to investigate or remediate contaminated properties, regardless of fault, whether the contamination occurred prior to purchase, or whether the acts causing the contamination were legal. Activities of our tenants, the condition of properties at the time we buy them, operations in the vicinity of our properties, such as the presence of underground storage tanks, or activities of unrelated third parties may affect our properties.

The presence of hazardous substances, or the failure to properly manage, insure, bond over or remediate these substances, may hinder our ability to sell, rent or pledge such property as collateral for future borrowings. Any material expenditures, fines, penalties or damages we must pay will reduce our ability to pay dividends and may reduce the value of your investment.

We may be exposed to environmental liabilities with respect to properties to which we take title and the costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property or of paying personal injury or other damage claims could reduce the amounts available for dividends to our stockholders.

In the course of our business, we may take title to real estate, and, if we do take title, we could be subject to environmental liabilities with respect to these properties under various federal, state and local environmental laws, ordinances and regulations, and a current or previous real property owner or operator may be liable for the cost of removing or remediating hazardous or toxic substances on, under or in such property. These costs could be substantial. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose liens on property or restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures or prevent us from entering into leases with prospective tenants that may be impacted by such laws. Environmental laws provide for sanctions for noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. Certain environmental laws and common law principles could be used to impose liability for the release of and exposure to hazardous substances, including asbestos-containing materials and lead-based paint. Third parties may seek recovery from real property owners or operators for personal injury or property damage associated with exposure to released hazardous substances and governments may seek recovery for natural resource damage. The costs of defending against claims of environmental liability, of complying with environmental regulatory requirements, of remediating any contaminated property, or of paying personal injury, property damage or natural resource damage claims could reduce the amounts available for dividends to you.

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We expect that all of our properties will be subject to Phase I environmental assessments at the time they are acquired; however, such assessments may not provide complete environmental histories due, for example, to limited available information about prior operations at the properties or other gaps in information at the time we acquire the property. A Phase I environmental assessment is an initial environmental investigation to identify potential environmental liabilities associated with the current and past uses of a given property. If any of our properties were found to contain hazardous or toxic substances after our acquisition, the value of our investment could decrease below the amount paid for such investment. In addition, real estate-related investments in which we invest may be secured by properties with recognized environmental conditions. Where we are secured creditors, we will attempt to acquire contractual agreements, including environmental indemnities, that protect us from losses arising out of environmental problems in the event the property is transferred by foreclosure or bankruptcy; however, no assurances can be given that such indemnities would fully protect us from responsibility for costs associated with addressing any environmental problems related to such properties.

Costs associated with complying with the Americans with Disabilities Act may decrease cash available for dividends.

Our properties may be subject to the Americans with Disabilities Act of 1990, as amended (the “ADA”). Under the ADA, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The ADA has separate compliance requirements for “public accommodations” and “commercial facilities” that generally require that buildings and services be made accessible and available to people with disabilities. The ADA’s requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages. Any funds used for ADA compliance will reduce our net income and the amount of cash available for dividends to you.

Uninsured losses relating to real property or excessively expensive premiums for insurance coverage could reduce our cash flows and the return on our stockholders’ investment.

There are types of losses, generally catastrophic in nature, such as losses due to wars, acts of terrorism, earthquakes, floods, hurricanes, pollution or environmental matters that are uninsurable or not economically insurable, or may be insured subject to limitations, such as large deductibles or co-payments. Insurance risks associated with potential acts of terrorism could sharply increase the premiums we pay for coverage against property and casualty claims. Additionally, mortgage lenders in some cases insist that commercial property owners purchase coverage against terrorism as a condition for providing mortgage loans. Such insurance policies may not be available at reasonable costs, if at all, which could inhibit our ability to finance or refinance our properties. In such instances, we may be required to provide other financial support, either through financial assurances or self-insurance, to cover potential losses. We may not have adequate coverage for such losses. If any of our properties incurs a casualty loss that is not fully insured, the value of our assets will be reduced by any such uninsured or under insured loss, which may reduce the value of your investment. In addition, other than any working capital reserve or other reserves we may establish, we have no source of funding to repair or reconstruct any uninsured or under insured property. Also, to the extent we must pay unexpectedly large amounts for insurance, we could suffer reduced earnings that would result in lower dividends to you.

In addition, insurance may not cover all potential losses on properties underlying mortgage loans that we may originate or acquire, which may impair our security and harm the value of our assets. We require that each of the borrowers under our mortgage loan investments obtain comprehensive insurance covering the mortgaged property, including liability, fire and extended coverage. However, there are certain types of losses, generally of a catastrophic nature, such as earthquakes, floods and hurricanes that may be uninsurable or not economically insurable. We may not require borrowers to obtain terrorism insurance if it is deemed commercially unreasonable. Inflation, changes in building codes and ordinances, environmental considerations, and other factors also might make it infeasible to use insurance proceeds to replace a property if it is damaged or destroyed. Under such circumstances, the insurance proceeds, if any, might not be adequate to restore the economic value of the mortgaged property, which might impair our security and decrease the value of the property.

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The commercial real estate loans we may originate or invest in could be subject to delinquency, foreclosure, and loss, which could result in losses to us.

Commercial real estate loans we make, if any, are expected to be secured by real property and are subject to risks of delinquency and foreclosure. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be affected by, among other things: tenant mix, success of tenant businesses, property management decisions, property location and condition, competition from comparable types of properties, changes in laws that increase operating expenses or limit rents that may be charged, any need to address environmental contamination at the property, the occurrence of any uninsured casualty at the property, changes in national, regional or local economic conditions and/or specific industry segments, declines in regional or local real estate values, declines in regional or local rental or occupancy rates, increases in interest rates, real estate tax rates and other operating expenses, changes in governmental rules, regulations and fiscal policies, including environmental legislation, natural disasters, terrorism, social unrest and civil disturbances. In addition, to the extent we originate or acquire adjustable rate mortgage loans, such loans may contribute to higher delinquency rates because borrowers with adjustable rate mortgage loans may be exposed to increased monthly payments if the related mortgage interest rate adjusts upward from the initial fixed rate.

In the event of any default under a mortgage loan held directly by us, we will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on our cash flow from operations. We expect that many of the real estate loans that we may originate will be fully or substantially non-recourse. In the event of a default by a borrower on a non-recourse loan, we will only have recourse to the underlying asset (including any escrowed funds and reserves) collateralizing the loan. If a borrower defaults on one of our real estate loans and the underlying asset collateralizing such real estate loan is insufficient to satisfy the outstanding balance of the real estate loan, we may suffer a loss of principal or interest. In addition, even if we have recourse to a borrower’s assets, we may not have full recourse to such assets in the event of a borrower bankruptcy.

Foreclosure of a mortgage loan can be an expensive and lengthy process that could have a substantial negative effect on our anticipated return on the foreclosed mortgage loan. In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower will be deemed to be secured only to the extent of the value of the mortgaged property at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. The resulting time delay could reduce the value of our investment in the defaulted mortgage loans, impede our ability to foreclose on or sell the mortgaged property or to obtain proceeds sufficient to repay all amounts due to us on the mortgage loan.

Our investments in subordinated commercial real estate loans, if any, may be subject to losses.

We may acquire or originate subordinated commercial real estate loans. In the event a borrower defaults on a subordinated loan and lacks sufficient assets to satisfy our loan, we may suffer a loss of principal or interest. In the event a borrower declares bankruptcy, we may not have full recourse to the assets of the borrower, or the assets of the borrower may not be sufficient to satisfy the loan. If a borrower defaults on our loan or on debt senior to our loan, or in the event of a borrower bankruptcy, our loan will be satisfied only after the senior debt is paid in full. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill periods”), and control decisions made in bankruptcy proceedings relating to borrowers.

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The mezzanine loans in which we may invest involve greater risks of loss than senior loans secured by the same properties.

We may invest in mezzanine loans that take the form of subordinated loans secured by a pledge of the ownership interests of either the entity owning the real property or an entity that owns (directly or indirectly) the interest in the entity owning the real property. These types of investments may involve a higher degree of risk than long-term senior mortgage lending secured by income-producing real property because the investment may become unsecured as a result of foreclosure by the senior lender. In the event of a bankruptcy of the entity providing the pledge of its ownership interests as security, we may not have full recourse to the assets of such entity, or the assets of the entity may not be sufficient to satisfy our mezzanine loan. If a borrower defaults on our mezzanine loan or debt senior to our loan, or in the event of a borrower bankruptcy, our mezzanine loan will be satisfied only after the senior debt. As a result, we may not recover some or all of our investment. In addition, mezzanine loans may have higher loan-to-value ratios than conventional mortgage loans, resulting in less equity in the real property and increasing the risk of loss of principal.

Majority-owned subsidiaries or Controlled Subsidiaries we may invest in will be subject to specific risks relating to the particular subsidiary.

We may invest in majority-owned subsidiaries owning real estate where we are entitled to receive a preferred economic return. Such investments may be subordinate to debt financing. These investments involve special risks relating to the particular subsidiary, including the financial condition and business outlook of the subsidiary. To the extent these investments are subordinate to debt financing, they will also subject to risks of (i) limited liquidity in the secondary trading market, (ii) substantial market price volatility resulting from changes in prevailing interest rates, (iii) subordination to the prior claims of banks and other senior lenders to the issuer, (iv) the operation of mandatory sinking fund or call or redemption provisions during periods of declining interest rates that could cause the subsidiary to reinvest any redemption proceeds in lower yielding assets, (v) the possibility that earnings of the subsidiary may be insufficient to meet any dividend obligations, and (vi) the declining creditworthiness and potential for insolvency of the subsidiary during periods of rising interest rates and economic downturn. As a result, we may not recover some or all of our capital, which could result in losses.

Investments in non-conforming or non-investment grade rated loans involve greater risk of loss.

Some of our debt investments, if any, may not conform to conventional loan standards applied by traditional lenders and either will not be rated or will be rated as non-investment grade by the rating agencies. The non-investment grade ratings for these assets typically result from the overall leverage of the loans, the lack of a strong operating history for the properties underlying the loans, the borrowers’ credit history, the properties’ underlying cash flow or other factors. As a result, these investments may have a higher risk of default and loss than investment grade rated assets. Any loss we incur may be significant and may reduce dividends to our stockholders and adversely affect the value of our common stock.

Changes in interest rates and/or credit spreads could negatively affect the value of any debt investments we may make, which could result in reduced earnings or losses and negatively affect the cash available for dividends to our stockholders.

We may invest in fixed-rate debt investments with fixed distribution amounts. Under a normal yield curve, an investment in these instruments will decline in value if long-term interest rates increase or if credit spreads widen. We may also invest in floating-rate debt investments, for which decreases in interest rates or narrowing of credit spreads will have a negative effect on value and interest income. Even though a loan or other debt investment may be performing in accordance with its loan agreement and the underlying collateral has not changed, the economic value of the loan may be negatively impacted by the incremental interest foregone from the changes in interest rates or credit spreads. Declines in market value may ultimately reduce earnings or result in losses to us, which may negatively affect cash available for dividends to our stockholders.

Prepayments can adversely affect the yields on any debt investments we may make.

Prepayments on debt instruments, where permitted under the debt documents, are influenced by changes in current interest rates and a variety of economic, geographic and other factors beyond our control, and consequently, such prepayment rates cannot be predicted with certainty. If we are unable to invest the proceeds of such prepayments received, the yield on our portfolio will decline. In addition, we may acquire assets at a discount or premium and if the asset does not repay when expected, our anticipated yield may be impacted. Under certain interest rate and prepayment scenarios we may fail to recoup fully our cost of acquisition of certain investments.

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses, which could adversely affect cash available for dividends to our stockholders.

We may enter into interest rate swap agreements or pursue other interest rate hedging strategies. Our hedging activity, if any, will vary in scope based on the level of interest rates, the type of portfolio investments held, and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

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•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedging may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability or asset;

•	our hedging opportunities may be limited by the treatment of income from hedging transactions under the rules determining REIT qualification;

•	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

•	the party owing money in the hedging transaction may default on its obligation to pay; and

•	we may purchase a hedge that turns out not to be necessary, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings, which could adversely affect cash available for dividends to our stockholders. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged or liabilities being hedged may vary materially. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss.

Most of our investments will be illiquid and we may not be able to vary our portfolio in response to changes in economic and other conditions.

Many factors that are beyond our control affect the real estate market and could affect our ability to sell properties and other investments for the price, on the terms or within the time frame that we desire. These factors include general economic conditions, the availability of financing, interest rates and other factors, including supply and demand. Because real estate investments are relatively illiquid, we have a limited ability to vary our portfolio in response to changes in economic or other conditions. Further, before we can sell a property on the terms we want, it may be necessary to expend funds to correct defects or to make improvements. However, we can give no assurance that we will have the funds available to correct such defects or to make such improvements. Moreover, the senior mortgage loans, subordinated loans, mezzanine loans and other loans and investments we may originate or purchase will be particularly illiquid investments due to their short life and the greater difficulty of recoupment in the event of a borrower’s default. In addition, some of the real estate-related securities that we may purchase may be traded in private, unregistered transactions and may therefore be subject to restrictions on resale or otherwise have no established trading market. As a result, we expect that many of our investments will be illiquid, and if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments and our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited, which could adversely affect our results of operations and financial condition.

Declines in the market values of our debt investments, if any, may adversely affect periodic reported results of operations and credit availability, which may reduce earnings and, in turn, cash available for dividends to our stockholders.

Some of our assets may be classified for accounting purposes as “available-for-sale.” These investments are carried at estimated fair value and temporary changes in the market values of those assets will be directly charged or credited to stockholders’ equity without impacting net income on the income statement. Moreover, if we determine that a decline in the estimated fair value of an available-for-sale security falls below its amortized value and is not temporary, we will recognize a loss on that security on the income statement, which will reduce our earnings in the period recognized.

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A decline in the market value of our assets may adversely affect us particularly in instances where we have borrowed money based on the market value of those assets. If the market value of those assets declines, the lender may require us to post additional collateral to support the loan. If we were unable to post the additional collateral, we may have to sell assets at a time when we might not otherwise choose to do so. A reduction in credit available may reduce our earnings and, in turn, cash available for dividends to stockholders.

Further, credit facility providers may require us to maintain a certain amount of cash reserves or to set aside unlevered assets sufficient to maintain a specified liquidity position, which would allow us to satisfy our collateral obligations. As a result, we may not be able to leverage our assets as fully as we would choose, which could reduce our return on equity. In the event that we are unable to meet these contractual obligations, our financial condition could deteriorate rapidly.

Market values of our investments may decline for a number of reasons, such as changes in prevailing market rates, increases in defaults, increases in voluntary prepayments for those investments that we have that are subject to prepayment risk, widening of credit spreads and downgrades of ratings of the securities by ratings agencies.

Some of our portfolio investments, if any, may be carried at estimated fair value as determined by us and, as a result, there may be uncertainty as to the value of these investments.

Some of our portfolio investments may be in the form of securities that are recorded at fair value but that have limited liquidity or are not publicly traded. The fair value of securities and other investments that have limited liquidity or are not publicly traded may not be readily determinable. We estimate the fair value of these investments on a quarterly basis. Because such valuations are inherently uncertain, may fluctuate over short periods of time and may be based on numerous estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these securities existed. The value of our common stock could be adversely affected if our determinations regarding the fair value of these investments are materially higher than the values that we ultimately realize upon their disposal.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the dividends available to our stockholders.

If we decide to sell any of our properties, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we bear the risk that the purchaser may default, which could reduce our cash dividends to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other assets, will be delayed until the promissory note or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

If we overestimate the value or income-producing ability or incorrectly price the risks of our investments, we may experience losses.

Analysis of the value or income-producing ability of a multi-tenant rental housing, mixed-use, or commercial property is highly subjective and may be subject to error. Our Manager will value our potential investments based on yields and risks, taking into account estimated future losses on select equity investments in multi-tenant rental housing, mixed-use, or commercial properties, and the estimated impact of these losses on expected future cash flows and returns. In the event that we underestimate the risks relative to the price we pay for a particular investment, we may experience losses with respect to such investment.

Risks Related to Economic Conditions

Under the Neighborhood Model, we will invest only in a concentrated geographic area, which may increase any local economic event, make it more difficult to locate suitable investments and decrease potential diversification of assets.

Unless our board of directors determines to change our investment objectives (See “Investment Objectives and Strategy––Investment Process”), under the Neighborhood Model, all of our investments will be located in a concentrated geographic area – the Neighborhood. This concentration may increase the risks associated with your investment in shares of our common stock. Due to the concentration of our investments in the Neighborhood, it may be more difficult for our Manager to locate investments, diversify our assets, or respond quickly or effectively to a change of law or adverse economic conditions in the Neighborhood.

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Global economic, political and market conditions and economic uncertainty may adversely affect our business, results of operations and financial condition.

The current worldwide financial market situation, as well as various social and political tensions in the United States and around the world, and the recent public health crisis caused by the novel coronavirus (COVID-19), may continue to contribute to increased market volatility, may have long-term effects on the United States and worldwide financial markets, and may cause further economic uncertainties or deterioration in the United States and worldwide. Economic uncertainty can have a negative impact on our business through changing spreads, structures and purchase multiples, as well as the overall supply of investment capital. Since 2010, several European Union, or EU, countries, including Greece, Ireland, Italy, Spain, and Portugal, have faced budget issues, some of which may have negative long-term effects for the economies of those countries and other EU countries. Additionally, the precise details and the resulting impact of the United Kingdom’s vote to leave the EU, commonly referred to as “Brexit”, are impossible to ascertain at this point. The effect on the United Kingdom’s economy will likely depend on the nature of trade relations with the EU following its exit, a matter to be negotiated. The decision may cause increased volatility and have a significant adverse impact on world financial markets, other international trade agreements, and the United Kingdom and European economies, as well as the broader global economy for some time. Further, there is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal policy of foreign nations, such as China, may have a severe impact on the worldwide and United States financial markets. Finally, public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19), are expected to increase as international travel continues to rise and could adversely impact our business by interrupting business, supply chains and transactional activities, disrupting travel, and negatively impacting local, national or global economies. We do not know how long the financial markets will continue to be affected by these events and cannot predict the effects of these or similar events in the future on the United States economy and securities markets or on our investments. As a result of these factors, there can be no assurance that we will be able to successfully monitor developments and manage our investments in a manner consistent with achieving our investment objectives.

Risks Related to Our Status as a Benefit Corporation

As a benefit corporation, our focus on public benefit purposes and producing a positive effect for society may negatively impact our financial performance.

As a benefit corporation, we may take actions that take environmental and social impact into consideration, even if those actions do not maximize our short- or medium-term financial results. While we believe that the designation as a benefit corporation and obligations required by such status will benefit the Company over the long term, it could cause our Manager to make decisions and take actions not in line with the short-term financial interests of our stockholders. Any longer-term benefits may not materialize within the timeframe we expect or at all and may have an immediate negative effect. In addition, we may choose to revise our policies in ways that we believe will be beneficial to our Local Residents and the Neighborhood in the long term, even though the changes may be costly in the short- or medium-term. We may pursue programs and services to demonstrate our commitment to the Neighborhood even though there is no immediate return to our stockholders. As a result of these or other actions that we may take to further our public benefit purpose, we may be unable or slow to realize the long-term benefits we expect from actions taken to benefit the Neighborhood, which could materially adversely affect our business, financial condition and results of operations, which in turn could cause the value of your investment in us to decline.

If we lose our certification as a Certified B Corporation or our publicly reported B Corporation score declines, our reputation could be harmed and our business could be adversely affected.

Our reputation could be harmed if we lose our status as a Certified B Corporation, whether due to our choice or a failure to meet B Lab’s certification requirements, if that change in status were to create a perception that we are more focused on financial performance and no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported B Corporation score declines and there is a perception that we have slipped in our commitment to the Certified B Corporation standards. Similarly, our reputation could be harmed if we take actions that are perceived to be misaligned with our values.

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Our status as a benefit corporation may not result in the benefits that we anticipate.

We are a benefit corporation under Maryland law. As a benefit corporation we are required to balance the financial interests of our stockholders with the interests of those materially affected by our conduct, including particularly those affected by the specific benefit purpose to produce a positive effect (or a reduction of negative effects) for the stakeholders of the Neighborhood by offering a more inclusive, flexible and more broadly available alternative to traditional homeownership as set forth in our charter. In addition, there is no assurance that the expected positive impact from being a benefit corporation will be realized. Accordingly, being a benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders.

As a benefit corporation, we are required to publicly disclose a report at least annually on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose (as stated in our bylaws). If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a benefit corporation may be harmed.

Risks Related to Our Organization and Structure

Our stockholders will have limited voting rights and will not have control over changes in our policies and operations, which increases the uncertainty and risks our stockholders face.

Our board of directors determines our major policies, including our policies regarding financing, growth, debt capitalization, REIT qualification and dividends. Our board of directors has retained our Manager to direct the management of our business and affairs, manage our day-to-day affairs and implement our business strategy, subject to our board of directors’ supervision. Our board of directors may amend or revise these and other policies without a vote of the stockholders. Our stockholders only have the right to vote on board of directors and other limited matters. Our Manager’s and/or our board of directors’ broad discretion in setting policies and our stockholders’ inability to directly exert control over those policies increases the uncertainty and risks our stockholders face.

Our common stockholders have limited voting rights and may be bound by either a majority or supermajority vote.

Our common stockholders have voting rights only with respect to certain matters, primarily relating to voting on our board of directors, amendments to our charter that would adversely change the rights of the common stockholders, and removal of our Manager for “Cause” (as defined in our charter). Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of common stockholders. Generally, matters to be voted on by our stockholders must be approved by a majority of the votes cast by all shares of common stock present in person or represented by proxy, although the vote to remove our Manager for “Cause” requires a two-thirds vote. In addition, common stockholders are entitled to vote on all five directors. If any vote occurs, you will be bound by the majority or supermajority vote, as applicable, even if you did not vote with the majority or supermajority. For a definition of “Cause” and more details about removal of our Manager, see “Our Manager and the Management Agreement—Management Agreement—Term and Termination” on page 79.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements, including the requirements for a board of directors or independent board committees.

As a non-listed company conducting an exempt offering pursuant to Regulation A, we are not subject to a number of corporate governance requirements that an issuer conducting an offering on Form S-11 or listing on a national stock exchange would be. Accordingly, we are not required to have (i) a board of directors of which a majority consists of “independent” directors under the listing standards of a national stock exchange, (ii) an audit committee composed entirely of independent directors and a written audit committee charter meeting a national stock exchange's requirements, (iii) a nominating/corporate governance committee composed entirely of independent directors and a written nominating/corporate governance committee charter meeting a national stock exchange's requirements, (iv) a compensation committee composed entirely of independent directors and a written compensation committee charter meeting the requirements of a national stock exchange, and (v) independent audits of our internal controls. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of a national stock exchange.

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The conflicts of interest policies we have adopted may not adequately address all of the conflicts of interest that may arise with respect to our activities and are subject to change or suspension.

In order to avoid any actual or perceived conflicts of interest among our Sponsor’s investment opportunities and with our Sponsor’s directors, officers, and affiliates, we have adopted a conflicts of interest policy to specifically address some of the conflicts relating to our activities. There is no assurance that these policies will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to us. Our Manager may modify, suspend or rescind the policies set forth in the conflicts policy, including any resolution implementing the provisions of the conflicts policy, in each case, without a vote of our stockholders.

Certain provisions of our charter and bylaws and Maryland law could hinder, delay, or prevent a change of control of our Company.

Certain provisions of our bylaws and Maryland law could have the effect of discouraging, delaying or preventing transactions that involve an actual or threatened change of control of our Company. These provisions include the following:

•	Authorization of additional shares of common stock, issuances of authorized shares of common stock, and further classification of shares of common or preferred stock without stockholder approval. Our bylaws authorize us to issue additional shares of common stock or other securities of our Company for the consideration and on the terms and conditions established by our Manager without the approval of our stockholders. In particular, our board of directors is authorized to provide for the issuance of an unlimited amount of one or more classes or series of common stock, including preferred shares of stock, and to fix the number of shares of stock, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series. Our ability to issue additional shares of common stock and other securities could render more difficult or discourage an attempt to obtain control over our Company by means of a tender offer, merger, or otherwise.

•	Maryland Business Combination Statute. The Maryland “business combination” statute contains provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of a company’s shares or an affiliate thereof) or an affiliate of an interested stockholder for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special stockholder voting requirements on these combinations. The Maryland “business combination” statute applies to us.

•	Maryland Control Share Act. A Maryland law known as the “Maryland Control Share Act” provides that “control shares” of a Maryland REIT (defined as shares which, when aggregated with other shares controlled by the acquiring stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares,” subject to certain exceptions) have no voting rights, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding all interested shares of stock. Our bylaws currently provide that we are not subject to these provisions. However, our board of directors, without stockholder approval, may repeal the bylaw and cause us to become subject to the Maryland Control Share Act.

•	Maryland Benefit Corporation law — Maryland law generally restricts us from merging with or into a corporation that is not a benefit corporation, without the approval of holders of two-thirds of our outstanding stock entitled to vote thereon.

•	Ownership limitations. To assist us in qualifying as a REIT, our charter, subject to certain exceptions, provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Code, either more than 9.8% in value or number of shares of our common stock, or more than 9.8% in value or number of our shares of any class of common stock, or more than 9.8% in value of our total capital stock, in each case whichever is most restrictive (unless such ownership limitations are waived by our board of directors). The ownership limitations could have the effect of discouraging a takeover or other transaction in which stockholders might receive a premium for their shares of common stock over the then prevailing market price or which holders might believe to be otherwise in their best interests. Furthermore, we will reject any investor’s subscription in whole or in part if we determine that such subscription would violate such ownership limitations.

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•	Exclusive authority of our Board of Directors to amend our bylaws. Our bylaws provide that our Board of Directors has the exclusive power to adopt, alter or repeal any provision of the bylaws. Thus, our stockholders generally may not effect changes to our bylaws. Similarly, holders of Class L and Class NL common stock only have voting rights on any proposed amendment to the charter that would alter the contract rights of that class, unless the terms of such class, as set forth in the charter, expressly provides otherwise.

You are limited in your ability to redeem your shares of common stock pursuant to the Stockholder Redemption Plan. You may not be able to redeem any of your shares of common stock, and if you do redeem your shares of common stock, you may not receive the price you paid upon subscription.

The Stockholder Redemption Plan may provide you with an opportunity to have your shares of common stock redeemed by us. We anticipate that our common stock may be redeemed by us on a quarterly basis. However, the Stockholder Redemption Plan contains certain restrictions and limitations, including those relating to the number of our shares of common stock that we can redeem at any given time and limiting the Redemption Price. While we designed the Stockholder Redemption Plan to allow stockholders to request redemptions on a quarterly basis, we need to impose limitations on the total amount of net redemptions per calendar quarter in order to maintain sufficient sources of liquidity to satisfy redemption requests without impacting our ability to invest in real estate assets and maximize investor returns. Specifically, the aggregate number of Class L and Class NL common stock to be redeemed during any calendar year is limited to 10% and 5.0% of Class L and Class NL common stock, respectively, of the weighted average number outstanding or 2.5% and 1.25%, respectively, per quarter with excess capacity carried over to later quarters in the calendar year. In addition, the Stockholder Redemption Plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by us.

Our limits on ownership of our shares of common stock also may require us to decline redemption requests that would cause other stockholders to exceed such ownership limits. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption (as discussed in “Certain U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemptions of Common Stock”).

In addition, our Manager reserves the right to reject any redemption request for any reason or no reason or to amend or terminate the Stockholder Redemption Plan without prior notice. Therefore, you may not have the opportunity to make a redemption request prior to a potential termination of the Stockholder Redemption Plan and you may not be able to redeem any of your shares of common stock pursuant to the Stockholder Redemption Plan. Moreover, if you do redeem your shares of common stock pursuant to the Stockholder Redemption Plan, you may not receive the same price you paid for the common stock upon subscription. See “Plan of Operation—Quarterly Stockholder Redemption Plan.”

The offering price of our common stock was not established on an independent basis; the actual value of your investment may be substantially less than what you pay. When determining the estimated value of our common stock, the value of our common stock has been and will be based upon a number of assumptions that may not be accurate or complete.

Our board of directors set our initial offering price at $10.00 per share for both Class L and Class NL common stock during the Introductory Period, including those purchased pursuant to the Plan; provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price. Our board of directors established the offering price of our common stock on an arbitrary basis. The selling price of our common stock bears no relationship to our book or asset values or to any other established criteria for valuing common stock. Because the offering price is not based upon any independent valuation, the offering price may not be indicative of the proceeds that you would receive upon liquidation. Further, the offering price may be significantly more than the price at which the common stock would trade if they were to be publicly traded on an exchange or actively traded by broker-dealers.

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Following the Introductory Period, the per share purchase price with respect to both classes of our common stock, including those purchased pursuant to the Plan, will be adjusted each quarter (or as soon as commercially reasonable thereafter), and will be equal the greater of $10.00 or our NAV per share. Investors will pay the most recent publicly announced purchase price as of the date of their subscription.

Estimates of our NAV per share will be based on available information and judgment. Therefore, actual values and results could differ from our estimates and that difference could be significant. This approach to valuing our common stock may bear little relationship and will likely exceed what you might receive for your shares of common stock if you tried to sell them or if we liquidated our portfolio. In addition, the price you pay for your shares of common stock in this offering may be more or less than stockholders who acquire their shares of common stock in the future.

Your interest in us will be diluted if we issue additional shares of common stock, which could reduce the overall value of your investment.

Potential investors in this offering do not have preemptive rights to any shares we issue in the future. Under our charter, we have authority to issue an unlimited number of additional common stock or other securities, although, under Regulation A, we are only allowed to sell up to $50 million of our shares in any 12-month period (although we may raise capital in other ways). In particular, our board of directors is authorized, subject to the restrictions of Regulation A and other applicable securities laws, to provide for the issuance of an unlimited amount of one or more classes or series of common stock in our Company, including preferred shares of stock, and to fix the number of shares of stock, the relative powers, preferences and rights, and the qualifications, limitations or restrictions applicable to each class or series thereof by resolution authorizing the issuance of such class or series, without stockholder approval. After your purchase in this offering, our Manager may elect to (i) sell additional stock in this or future public offerings, (ii) issue equity interests in private offerings, or (iii) issue shares of stock to our Manager, or its successors or assigns, in payment of an outstanding fee obligation. To the extent we issue additional equity interests after your purchase in this offering, your percentage ownership interest in us will be diluted. In addition, depending upon the terms and pricing of any additional offerings and the value of our investments, you may also experience dilution in the book value and fair value of your shares of common stock.

By purchasing shares of common stock in this offering, including shares of common stock purchased pursuant to the Plan, you are bound by the arbitration provisions contained in our subscription agreement and our bylaws which limit your ability to bring class action lawsuits or seek remedy on a class basis, including with respect to securities law claims.

By purchasing shares of common stock in this offering, including shares of common stock purchased pursuant to the Plan, investors agree to be bound by the arbitration provisions contained in our subscription agreement and our bylaws (each an “Arbitration Provision” and collectively, the “Arbitration Provisions”). Such Arbitration Provisions apply to claims under the US federal securities laws and to all claims that are related to the Company, including with respect to this offering, our holdings, the common stock, our ongoing operations and the management of our investments, among other matters and limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. Furthermore, because the Arbitration Provision is contained in our bylaws, such Arbitration Provision will also apply to any purchasers of our common stock in a secondary transaction.

By agreeing to be subject to the Arbitration Provisions, you are severely limiting your rights to seek redress against us in court. For example, you may not be able to pursue litigation for any claim in state or federal courts against us, our Manager, our Sponsor, or their respective directors or officers, including with respect to securities law claims, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys' fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, the Arbitration Provisions provide that either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case by case basis as claims arise. In this regard, the Arbitration Provision is similar to a binding arbitration provision as we are likely to invoke the Arbitration Provision to the fullest extent permissible.

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Any arbitration brought pursuant to the Arbitration Provisions must be conducted in the State of California, in the Los Angeles metropolitan area. The term “Claim” as used in the Arbitration Provisions is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, any OP Unit, the Nico Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provisions, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provisions is to be given the broadest possible interpretation that will permit it to be enforceable. We believe that the Arbitration Provisions are enforceable under federal law, the laws of the State of Maryland, the laws of the State of California, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the Arbitration Provisions or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Further, potential investors should consider that each of our subscription agreement and our bylaws restricts the ability of our stockholders to bring class action lawsuits or to similarly seek remedy on a class basis, unless otherwise consented to by us. These restrictions on the ability to bring a class action lawsuit are likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue claims against us.

As a result of these arbitration provisions, you and our other stockholders may be subject to increased costs in bringing a claim, limited access to information and you may also be subject to other imbalances of resources between us and our stockholders. These provisions may also discourage you and other stockholders in bringing claims at all and will limit your ability to bring a claim in a judicial forum that you find favorable.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

If we raise substantially less than the maximum offering amount, our Formation and Offering Expenses may prevent us from acquiring a significant portfolio of assets, which could result in the value of your shares of common stock varying widely with the performance of specific assets.

There is no cap on the amount of Formation and Offering Expenses (as defined in the section below entitled “Management Compensation”) we may incur in connection with this offering. Therefore, if we raise substantially less than the maximum offering amount, it could significantly reduce the amount of capital available to acquire investments. Although the exact amount is currently indeterminable, our Formation and Offering Expenses are expected to be approximately $750,000 but could be more. While our Manager has paid and will continue to pay Formation and Offering Expenses on our behalf in connection with this offering of our common stock, we are required to reimburse it, without interest, for those costs. Accordingly, we may need to use a significant portion of our available capital to pay for these expenses. As a result, we may not be able to acquire a significant portfolio of assets, which would increase our exposure to the reduced number of assets we are able to acquire and could result in the value of your shares of common stock varying widely with the performance of our specific Seed Assets. See “Management Compensation” for a detailed description of the fees and expenses that we will pay to our Manager.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for dividends to our stockholders.

We believe that our organization, proposed ownership and method of operation will enable us, and will continue to enable us, to meet the requirements for qualification and taxation as a REIT commencing with our taxable year ending December 31, 2020. However, we cannot assure you that we currently do or will continue to qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT or the U.S. federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for dividends to our stockholders because:

•	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

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•	we could be subject to increased state and local taxes; and

•	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock. See “Certain U.S. Federal Income Tax Considerations” for a discussion of certain U.S. federal income tax considerations relating to us and our common stock.

Even if we qualify as a REIT, we may owe other taxes that will reduce our cash flows.

Even if we qualify, and continue to qualify, for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, on taxable income that we do not distribute to our stockholders, on net income from certain “prohibited transactions,” and on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. For example, to the extent we satisfy the 90% distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. We also will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under the Code. As another example, we are subject to a 100% “prohibited transaction” tax on any gain from a sale of property that is characterized as held for sale, rather than investment, for U.S. federal income tax purposes, unless we comply with a statutory safe harbor or earn the gain through a taxable REIT subsidiary (“TRS”). Further, any TRS that we establish will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for dividends to our stockholders.

REIT requirements could adversely affect our liquidity and may force us to borrow funds during unfavorable market conditions.

In order to maintain our REIT status and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. In addition, we may need to reserve cash (including proceeds from this offering and from the sales of common stock pursuant to the Plan) to satisfy our REIT distribution requirements, even though there are attractive investment opportunities that may be available. To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our net taxable income each year, excluding capital gains. In addition, we will be subject to corporate income tax to the extent we distribute less than 100% of our taxable income including any net capital gain. We intend to pay dividends to our stockholders to comply with the requirements of the Code for REITs and to minimize or eliminate our corporate income tax obligation to the extent consistent with our business objectives. Our cash flows from operations may be insufficient to fund required dividends, for example as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund dividend payments required to maintain our REIT status. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which dividends paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. To address and/or mitigate some of these issues, we may make taxable dividends that are in part paid in cash and in part paid in our common stock. In such cases our stockholders may have tax liabilities from such dividends in excess of the cash they receive. The treatment of such taxable stock dividends is not clear, and it is possible the taxable stock dividend will not count towards our distribution requirement, in which case adverse consequences could apply.

If we fail to invest a sufficient amount of the net proceeds from selling our common stock in real estate assets within one year from the receipt of the proceeds, we could fail to qualify as a REIT.

Temporary investment of the net proceeds from sales of our common stock in short-term securities and income from such investment generally will allow us to satisfy various REIT income and asset requirements, but only during the one-year period beginning on the date we receive the net proceeds. If we are unable to invest a sufficient amount of the net proceeds from sales of our common stock in qualifying real estate assets within such one-year period, we could fail to satisfy one or more of the gross income or asset tests and/or we could be limited to investing all or a portion of any remaining funds in cash or cash equivalents. Proceeds we receive from the DRIP are not eligible for this temporary investment of new capital exception. Accordingly, we cannot invest amounts received from the DRIP in such short-term securities during the one-year period following the date of the investment in order to meet various REIT asset and income tests. If we fail to satisfy any such income or asset test, unless we are entitled to relief under certain provisions of the Code, we could fail to qualify as a REIT. See “Certain U.S. Federal Income Tax Considerations.”

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If our Operating Partnership is treated as a corporation for U.S. federal income tax purposes, we will cease to qualify as a REIT.

We believe our Operating Partnership qualifies and will continue to qualify as a partnership for U.S. federal income tax purposes. Assuming that it qualifies as a partnership for U.S. federal income tax purposes, our Operating Partnership generally will not be subject to U.S. federal income tax on its income. Instead, its partners, including us, generally are required to pay tax on their respective allocable share of our Operating Partnership’s income. No assurance can be provided, however, that the Internal Revenue Service (the “IRS”) will not challenge our Operating Partnership’s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. For example, our Operating Partnership would be treated as a corporation for U.S. federal income tax purposes if it were deemed to be a “publicly traded partnership” and less than 90% of its income consisted of “qualified income” under the Code. If the IRS were successful in treating our Operating Partnership as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, therefore, cease to qualify as a REIT, and our Operating Partnership would become subject to U.S. federal, state and local income tax. The payment by our Operating Partnership of income tax would reduce significantly the amount of cash available to our Operating Partnership to satisfy obligations to make principal and interest payments on its debt and to make distributions to its partners, including us.

If we form a TRS, our overall tax liability could increase.

Any TRS we form will be subject to U.S. federal, state and local income tax on its taxable income. Accordingly, although our ownership of any TRSs may allow us to participate in the operating income from certain activities that we could not participate in without violating the REIT income tests requirements of the Code or incurring the 100% tax on gains from prohibited transactions, the TRS through which we earn such operating income or gain will be fully subject to corporate income tax. The after-tax net income of any TRS would be available for distribution to us; however, any distributions received by us from our domestic TRSs will only be qualifying income for the 95% REIT income test, not the 75% REIT income test.

Although our use of TRSs may partially mitigate the impact of meeting certain requirements necessary to maintain our qualification as a REIT, there are limits on our ability to own and engage in transactions with TRSs, and a failure to comply with the limits would jeopardize our REIT qualification and may result in the application of a 100% excise tax.

A REIT may own up to 100% of the stock or securities of one or more TRSs. A TRS may hold assets and earn income that would not be qualifying assets or income if held or earned directly by a REIT and provide “impermissible” services that we cannot provide directly. A TRS also may sell assets without incurring the 100% tax on prohibited transactions. Both the subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation of which a TRS directly or indirectly owns more than 35% of the voting power or value of the stock will automatically be treated as a TRS. Overall, no more than 20% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. The rules impose a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis (for example, if we charged our TRS interest in excess of an arm’s-length rate). We may jointly elect with one or more subsidiaries for those subsidiaries to be treated as TRSs for U.S. federal income tax purposes. These TRSs will pay U.S. federal, state and local income tax on their taxable income, and their after-tax net income will be available for distribution to us but is not required to be distributed to us. We will monitor the value of our respective investments in any TRSs we may form for the purpose of ensuring compliance with TRS ownership limitations and intend to structure our transactions with any such TRSs on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 20% TRS limitation or to avoid application of the 100% excise tax.

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Dividends payable by REITs generally do not qualify for reduced tax rates under current law.

The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates generally is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates applicable to qualified dividends and would be taxable as ordinary income when paid to such stockholders. However, non-corporate taxpayers are generally allowed a deduction of 20% of the noncorporate taxpayer’s ordinary REIT dividends with such deduction scheduled to expire for taxable years beginning after December 31, 2025. The more favorable rates applicable to regular corporate dividends under current law could cause investors who are individuals, trusts and estates or are otherwise sensitive to these lower rates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends (though this may be mitigated to some extent for certain taxpayers in light of the 20% deduction noted in the preceding sentence), which could adversely affect the value of the stock of REITs, including our common stock.

If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected.

In order to qualify as a REIT, we must distribute annually to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gain. In order for dividends to be counted as satisfying the annual distribution requirements for REITs, and to provide us with a REIT-level tax deduction, the dividends must not be “preferential dividends.” A dividend is generally not a preferential dividend if the dividend is pro rata among all outstanding shares within a particular class of stock, and in accordance with the preferences among different classes of stock as set forth in the REIT’s organizational documents. There is no de minimis exception with respect to preferential dividends. Therefore, if the IRS were to take the position that we paid a preferential dividend, we may be deemed either to (a) have distributed less than 100% of our REIT taxable income and be subject to tax on the undistributed portion, or (b) have distributed less than 90% of our REIT taxable income and our status as a REIT could be terminated for the year in which such determination is made if we were unable to cure such failure.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our common stock. We may be required to make dividend payments to our stockholders at disadvantageous times or when we do not have funds readily available for dividends. Thus, compliance with the REIT requirements may, for instance, hinder our ability to make certain otherwise attractive investments or undertake other activities that might otherwise be beneficial to us and our stockholders, or may require us to borrow or liquidate investments in unfavorable market conditions and, therefore, may hinder our investment performance. As a REIT, at the end of each calendar quarter, at least 75% of the value of our assets must consist of cash, cash items, U.S. Government securities and qualified “real estate assets.” The REIT asset tests further require that with respect to our assets that are not qualifying assets for purposes of this 75% asset test and that are not securities issued by a TRS, we generally cannot hold at the close of any calendar quarter (i) securities representing more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer or (ii) securities of any one issuer that represent more than 5% of the value of our total assets. In addition, securities (other than qualified real estate assets) issued by our TRSs cannot represent more than 20% of the value of our total assets at the close of any calendar quarter, and no more than 25% of the value of our total assets at the close of any calendar quarter may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property. After meeting these requirements at the close of a calendar quarter, if we fail to comply with these requirements at the end of any subsequent calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate from our portfolio or forego otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for dividends to our stockholders.

You may be restricted from acquiring, transferring or redeeming certain amounts of our common stock and may restrict our business combination opportunities.

In order to maintain our REIT qualification, among other requirements, no more than 50% in value of our outstanding common stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first year for which a REIT election is made. To assist us in qualifying as a REIT, our charter contains an aggregate share ownership limit and a common stock ownership limit. Generally, any of our shares of common stock owned by affiliated owners will be added together for purposes of the aggregate share ownership limit, and any common stock owned by affiliated owners will be added together for purposes of the common stock ownership limit.

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If anyone attempts to transfer or own common stock in a way that would violate the aggregate share of common stock ownership limit or the common stock ownership limit (or would prevent us from continuing to qualify as a REIT), unless such ownership limitations have been waived by our board of directors, those shares of common stock instead will be deemed transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares of common stock will not violate the aggregate shares of common stock ownership limit or the common stock ownership limit and will not prevent us from qualifying as a REIT. If this transfer to a trust fails to prevent such a violation or our disqualification as a REIT, then the initial intended transfer or ownership will be null and void from the outset. Anyone who acquires or owns shares of common stock in violation of the aggregate share ownership limit or the common stock ownership limit, unless such ownership limitations have been waived by our board of directors, or the other restrictions on transfer or ownership in our governing documents, bears the risk of a financial loss when the shares of common stock are redeemed or sold, if the NAV is adjusted between the date of purchase and the date of redemption or sale.

Our limits on ownership of our shares of common stock also may require us to decline redemption requests that would cause other stockholders to exceed such ownership limits. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “Certain U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemptions of Common Stock.”

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets or to offset certain other positions does not constitute “gross income” for purposes of the 75% or 95% gross income tests, provided certain requirements are satisfied. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. Hedges are not real estate assets for purposes of the REIT asset tests.

As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on income or gains resulting from hedges entered into by it or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRSs will generally not provide any tax benefit, except for being carried forward for use against future taxable income in the TRSs.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our governing documents provide that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for dividends paid to stockholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, as well as state and local taxes, which may have adverse consequences on our total return to our stockholders.

We may be subject to a 100% penalty tax on any prohibited transactions that we enter into, or may be required to forego certain otherwise beneficial opportunities in order to avoid the penalty tax on prohibited transactions.

If we are found to have held, acquired or developed property primarily for sale to customers in the ordinary course of business, we may be subject to a 100% “prohibited transactions” tax under U.S. federal tax laws on the gain from disposition of the property unless (i) the disposition qualifies for a safe harbor exception for properties that have been held by us for at least two years (generally for the production of rental income) and that satisfy certain additional requirements or (ii) the disposition is made through a TRS and, therefore, is subject to corporate U.S. federal income tax.

Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances. Our business strategy may include investments that risk being characterized as investments in properties held primarily for sale to customers in the ordinary course of a trade or business. Moreover, when selling properties (or when our joint ventures sell properties) outside of our TRSs compliance with the safe harbor may not always be practical. Moreover, because the determination of whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances, the IRS might disagree with our characterization of sales outside the safe harbor. Thus, we may be subject to the 100% penalty tax on the gain from dispositions of property.

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The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us, or to hold investments or undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred.

The failure of a mezzanine loan to qualify as a real estate asset could adversely affect our ability to qualify as a REIT.

We may make mezzanine loans. The IRS has provided a safe harbor in Revenue Procedure 2003-65 for structuring mezzanine loans so that they will be treated by the IRS as a real estate asset for purposes of the REIT asset tests, and interest derived from such mezzanine loans will be treated as qualifying mortgage interest for purposes of the 75.0% gross income test, as discussed below. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. We may make mezzanine loans that do not meet all of the requirements of the safe harbor. In the event a mezzanine loan does not meet the safe harbor, the IRS could challenge such loan’s treatment as a real estate asset for purposes of the REIT asset and income tests and, if such a challenge were sustained, we could fail to qualify as a REIT.

Our qualification as a REIT and avoidance of 100% tax may depend on the characterization of any loans that we make as debt for U.S. federal income tax purposes.

For U.S. federal income tax purposes, the IRS or a court may treat a loan with sufficient equity characteristics as equity for tax purposes. We may obtain equity participation rights with respect to our loans, and we may make loans with relatively high loan-to-value ratios and/or high yields, which are among the features that can cause a loan to be treated as equity for U.S. federal income tax purposes. Although we intend to structure each of our loans so that the loan should be respected as debt for U.S. federal income tax purposes, it is possible that the IRS or a court could disagree and seek to re-characterized the loan as equity. Re-characterization of one of our loans to a non-corporate borrower as equity for U.S. federal income tax purposes generally would require us to include our share of the gross assets and gross income of the borrower in our REIT asset and income tests. Inclusion of such items could jeopardize our REIT status. Moreover, to the extent our borrowers hold their assets as dealer property or inventory, if we are treated as holding equity in a borrower for U.S. federal income tax purposes, our share of gains from sales by the borrower would be subject to the 100% tax on prohibited transactions (except to the extent earned through a TRS). To the extent one of our loans to a corporate borrower is recharacterized as equity for U.S. federal income tax purposes, it could cause us to fail one or more of the asset tests applicable to REITs.

The treatment of an investment in preferred equity could adversely affect our ability to qualify as a REIT.

We may make investments in preferred equity in an entity that directly or indirectly owns real property. Although economically comparable to investments in mezzanine loans in many cases, investments in preferred equity will be treated differently for tax purposes. If the issuer of the preferred equity is taxed as a partnership or an entity disregarded as separate from its owners for U.S. federal income tax purposes (aside from a qualified REIT subsidiary), we will generally be treated as owning an interest in the underlying real estate and other assets of the partnership for tax purposes.  As a result, absent sufficient controls to ensure that the underlying real property is operated in compliance with the REIT rules, preferred equity investments may jeopardize our compliance with the REIT income and asset tests.  In addition, the treatment of interest-like preferred returns in a partnership or disregarded entity (other than a qualified REIT subsidiary) also is not clear under the REIT rules and could be treated as non-qualifying income.  More importantly, in some cases the status of debt-like preferred equity as debt or equity for tax purposes may be unclear.  The IRS could challenge our treatment of such preferred equity investment for purposes of applying the REIT income and asset tests and, if such a challenge were sustained, we could fail to continue to qualify as a REIT. In addition to the risk of loss of REIT status due to nonqualifying income, if the underlying property is dealer property, our gains from the sale of the property would be subject to a 100% tax. In addition, if the issuer of the preferred equity is taxed as a corporation for U.S. federal income tax purposes, such preferred equity generally will be a nonqualifying asset unless the issuer is a REIT, qualified REIT subsidiary, or TRS.

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A portion of our dividends may be treated as a return of capital for U.S. federal income tax purposes, which could reduce the basis of a stockholder’s investment in our common stock and may trigger taxable gain.

A portion of our dividends, including dividends that are reinvested pursuant to the DRIP, may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our dividends will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our dividends for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a dividend is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares. Dividends that are reinvested pursuant to the DRIP will be treated as a new share purchase as of the date of the dividend payment.

Our ability to provide certain services to our tenants may be limited by the REIT rules, or may have to be provided through a TRS to an unaffiliated independent contractor.

As a REIT, we generally cannot provide services to our tenants other than those services that are customarily provided by landlords, nor can we derive income from a third-party that provides such services. If we forego providing such services to our tenants, those properties may be disadvantaged as compared to other properties that can be operated without the same restrictions. However, we can provide such non-customary services to tenants or share in the revenue from such services if we do so through a TRS, though income earned through the TRS will be subject to corporate income taxes. Subject to certain limitations, we also may be able to provide some services through an unrelated independent contractor (which may not include affiliates of our Sponsor). Some of the ancillary services we are considering providing may constitute non-customary services.

Non-United States investors may be subject to FIRPTA on the sale of our common stock if we are unable to qualify as a “domestically controlled qualified investment entity” on certain capital gain distributions.

Except with respect to a “qualified foreign pension plan” or a non-United States person that is a “qualified stockholder,” a non-United States person disposing of a United States real property interest (“USRPI”), including shares of common stock of a United States corporation whose assets consist principally of United States real property interests, is generally subject to a tax under the Foreign Investment in Real Property Trust Act (“FIRPTA”) on the gain recognized on the disposition of such interest. FIRPTA does not apply, however, to the disposition of shares in a REIT if the REIT is a “domestically controlled qualified investment entity.” A REIT is a domestically controlled qualified investment entity if, at all times during a specified testing period (the continuous five-year period ending on the date of disposition or, if shorter, the entire period of the REIT’s existence), less than 50% in value of its stock is held directly or indirectly by non-United States holders. We cannot assure you that we will qualify as a domestically controlled qualified investment entity. If we were to fail to so qualify, gain realized by a non-United States investor that is not a “qualified foreign pension plan” or a “qualified stockholder” on a sale of our common stock would be subject to FIRPTA unless our common stock were regularly traded on an established securities market and the non-United States investor did not at any time during a specified testing period directly or indirectly own more than 10% of the value of our outstanding common stock. In addition, under a FIRPTA “look-through” rule, any of our distributions to non-U.S. stockholders of gain attributable to the sale of a USRPI will be subject to tax under FIRPTA, regardless of whether our common stock constitutes a USRPI.

Our Manager and its affiliates have no experience managing a portfolio of assets owned by a REIT.

REITs are subject to numerous complex requirements in order to maintain their REIT status, including income and asset composition tests. Our Manager and its affiliates have no experience managing a portfolio in the manner intended to comply with such requirements. To the extent our Manager and its affiliates manage us in a manner that causes us to fail to be a REIT, it could adversely affect the value of our common stock.

Property taxes could increase due to property tax rate changes or reassessment, which could impact our cash flow.

Even if we qualify as a REIT for U.S. federal income tax purposes, we are generally required to pay state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. If the property taxes we pay increase, our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our principal and interest obligations and to make dividend payments to our stockholders could be adversely affected.

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We may be subject to adverse tax consequences if certain sale-leaseback transactions are not characterized by the IRS as “true leases.”

We may purchase investments in real estate properties in the Neighborhood and lease them back to the sellers of such properties. In the event the IRS does not respect the characterization of such leases as “true leases,” we could be subject to certain adverse tax consequences, including an inability to deduct depreciation expense and cost recovery relating to such property, and under certain circumstances, we could fail to qualify as a REIT as a result.

We may be subject to adverse legislative or regulatory tax changes.

At any time, the federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be amended. We cannot predict when or if any new federal income tax law, regulation or administrative interpretation, or any amendment to any existing federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation or interpretation may take effect retroactively. Any such change could result in an increase in our, or our stockholders’, tax liability or require changes in the manner in which we operate in order to minimize increases in our tax liability. A shortfall in tax revenues for states and municipalities may lead to an increase in the frequency and size of such changes. If such changes occur, we may be required to pay additional taxes on our assets or income or be subject to additional restrictions. These increased tax costs could, among other things, adversely affect our financial condition, the results of operations and the amount of cash available for the payment of dividends. We and our stockholders could be adversely affected by any such change in, or any new, federal income tax law, regulation, or administrative interpretation.

The TCJA was signed into law on December 22, 2017. The provisions of the TCJA generally apply to taxable years beginning after December 31, 2017 and made significant changes to the Code, including a number of provisions that affect the taxation of businesses and their owners, which could affect the taxation of us, our operating partnership, our investors and our investments. Stockholders are urged to consult with their own tax advisors with respect to the impact that legislation may have on their investment and the status of legislative, regulatory or administrative developments and proposals and their potential effect on their investment in our common stock.

Risks Related to Employee Benefit Plans and Individual Retirement Accounts

In some cases, if you fail to meet the fiduciary and other standards under ERISA, Section 4975 of the Code or common law as a result of an investment in our common stock, you could be subject to liability for losses as well as civil penalties.

There are special considerations that apply to investing in our common stock on behalf of pension, profit sharing or 401(k) plans, health or welfare plans, individual retirement accounts or Keogh plans. If you are investing the assets of any of the entities identified in the prior sentence in our common stock, you should satisfy yourself that:

•	your investment is consistent with your fiduciary obligations under applicable law, including common law, ERISA and/or Section 4975 of the Code;

•	your investment is made in accordance with the documents and instruments governing the trust, plan or IRA, including a plan’s investment policy;

•	your investment satisfies the prudence and diversification requirements of Sections 404(a)(1)(B) and 404(a)(1)(C) of ERISA, if applicable, and other applicable provisions of ERISA and the Code;

•	your investment will not impair the liquidity of the trust, plan or IRA;

•	your investment will not produce “unrelated business taxable income” for the plan or IRA;

•	you will be able to value the assets of the plan annually in accordance with ERISA requirements and applicable provisions of the applicable trust, plan or IRA document; and

•	your investment will not constitute a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

Failure to satisfy the fiduciary standards of conduct and other applicable requirements of ERISA, the Code, or other applicable statutory or common law may result in the imposition of civil penalties, and can subject the fiduciary to liability for any resulting losses as well as equitable remedies. In addition, if an investment in our common stock constitutes a non-exempt “prohibited transaction” under Section 4975 of the Code, the “disqualified person” that engaged in the transaction may be subject to the imposition of excise taxes with respect to the “amount involved” (determined in accordance with Section 4975 of the Code).

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STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this offering circular that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this offering circular or in the information incorporated by reference into this offering circular.

The forward-looking statements included in this offering circular are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in this offering;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	our ability to attract and retain Local Resident and non-local stockholders to the Nico Platform;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	our failure to qualify as or maintain our status as a REIT;

•	failure of acquisitions to yield anticipated results;

•	risks associated with breaches of our data security;

•	exposure to litigation or other claims;

•	risks associated with derivatives or hedging activity, if any;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain key personnel of our Sponsor and its affiliates and hire competent employees and appropriately staff our operations;

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•	our expected rates of return provided to investors;

•	the ability of our Sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs, the RSO, and SEC guidance related to Regulation A or the JOBS Act);

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our Sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common stock in excess of the proceeds from the sales of our common stock in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Advisers Act, the Investment Company Act and other laws; and

•	changes to generally accepted accounting principles (“GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this offering circular. All forward-looking statements are made as of the date of this offering circular and the risk that actual results will differ materially from the expectations expressed in this offering circular will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this offering circular, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this offering circular, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this offering circular will be achieved.

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ESTIMATED USE OF PROCEEDS

We intend to use the proceeds of this offering to (1) fund Formation and Offering Expenses, (2) fund the acquisition or financing of the Seed Assets, (3) make investments in accordance with our investment strategy and policies, (4) reduce any outstanding bridge equity, bridge loans or other borrowings we may have and repay indebtedness incurred under various financing agreements we may enter into, (5) fund redemptions of common stock under the Stockholder Redemption Plan, and (6) although we expect to generally pay dividends from cash flow from operations, potentially fund dividends.

Our Sponsor believes we will have sufficient proceeds to fund the entire cash portion of the purchase price of the Seed Assets (including the planned renovations) shortly before or after the qualification of this offering. However, to the extent we do not have sufficient cash available to fund the acquisition of the Seed Assets by our Operating Partnership, our Manager may determine to fund any shortfall through a bridge loan or bridge equity funded by an affiliate of our Sponsor or an unaffiliated investor or lender. As proceeds are raised pursuant to this offering, such proceeds will initially be used to repay the bridge loan or bridge equity, if any, until it is paid in full.

We will not be charged a warehousing fee in connection with the acquisition of our Seed Assets that have been warehoused on our behalf by the Seed Asset Owner. However, when we purchase future assets, we will pay a warehousing fee equal to a 1.50% spread above our Sponsor’s or its affiliates’ cost of capital (per annum) with respect to the period of time the asset is warehoused, plus any transaction costs in connection with the acquisition.

The table below sets forth our estimated use of proceeds from this offering and the effect of the contribution of the Seed Assets, assuming (i) we sell the maximum of $50,000,000 in shares of our common stock in this public offering, including common stock issued pursuant to the Plan and (ii) all of the members of the Seed Asset Owner roll over their investments in exchange for OP Units (except as noted below). The amounts set forth in the table below represent our Manager’s best estimate since they cannot be precisely calculated at this time.

	Total Maximum (this offering)	OP Unit Issuance / Private Placement	Combined Equity Invested
Offering:
Gross offering proceeds	$50,000,000	$—	$50,000,000
Estimated Formation and Offering Expenses (1)(2)	(750,000)	—	(750,000)
Net Proceeds from this Offering (3)	49,250,000		49,250,000
Contribution of Seed Assets:
Equity Value of Non-Sponsor Affiliate Roll-over (4)	—	9,851,411	9,851,411
Equity Value of Sponsor Affiliate Roll-over Commitment (5)	—	5,000,000	5,000,000
Total Combined Equity Invested (this Offering and the OP Unit Issuance)	$49,250,000	$14,851,411	$64,101,411

Less:
Cash payable for Non-Rollovers (6)	(3,000,000)
Acquisition Fees payable with respect to the Seed Assets	(521,000)

Estimated Amount Available for Future Investments	$45,729,000

(1)	Following the completion of the offering, we will reimburse our Manager, without interest, for Formation and Offering Expenses, including expenses associated with marketing this offering, which are expected to be approximately $750,000. As of June 30, 2019, total Formation and Offering Expenses amounted to $513,000. This reimbursement will compensate our Manager for expenses incurred for third-party legal, accounting, marketing and other similar services and expenses. We will reimburse our Manager up to an aggregate amount of $600,000 from cash received from the Seed Asset Owner in connection with the contribution of the Seed Assets. Thereafter, reimbursement payments will be made in monthly installments at the rate of no more than 0.5% of the aggregate gross offering proceeds raised through that month. For example, after the Manager receives the initial reimbursement of $600,000, if in a given month the offering proceeds raised to date equal $500,000, the maximum reimbursement required for that month is $2,500. Excess costs (for example, any unpaid expenses accumulated beyond the 0.5% of the aggregate gross offering proceeds raised to date) will be rolled forward to subsequent months and the time frame for paying the Manager for Formation and Offering Expenses will be extended until paid in full. The exact number of months for which payment is due will be determined ultimately by the amount of Formation and Offering Expenses in relation to the offering proceeds we raise.

(2)	Amount reflected is an estimate. Includes all expenses to be paid by us in connection with the qualification of the offering, and the marketing and distribution of common stock, including, without limitation, expenses for printing, engraving and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares of our common stock under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. See “Plan of Distribution.”.

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(3)	Investors will not pay upfront selling commissions in connection with the purchase of our common stock. Shares of our common stock may be purchased directly from us through our website at www.mynico.com. We may determine to utilize one or more registered broker dealers to assist in the offering, in which event commissions will be the responsibility of our Sponsor and not us.

(4)	The operating agreement of the Seed Asset Owner requires that investors in the Seed Asset Owner (other than the investor noted in footnote (6) below) receive cash or OP Units in exchange for their contribution to our Operating Partnership (although the Manager, it its discretion, may instead pay cash to certain investors). Only the Manager has the right to elect whether such investors receive OP Units or cash. The amount shown assumes that all investors (other than the investor noted in footnote (6) below) will roll their equity and receive OP Units based on our Manager’s current expectation that, as permitted in the operating agreement of the Seed Asset Owner, it will not allow such investors to receive cash. The table assumes that such investors will roll over $9,851,411 of equity in the Seed Asset Owner in exchange for 1,247,517 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

(5)	Certain members of the Special Profit Share Entity, including affiliates of our Sponsor, have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset Owner and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock. Notwithstanding the foregoing, our Sponsor or any of its affiliates may, in our Sponsor’s or such affiliate’s discretion, acquire additional Class NL shares or OP Units. See “Business and Properties—Formation Transactions.”

(6)	Amount shown reflects the capital invested by one of the investors in the Seed Asset Owner who has the right to redeem its ownership interest in cash, pursuant to the operating agreement of the Seed Asset Owner. Notwithstanding the foregoing, such investor has agreed to defer receipt of cash and instead initially receive OP units until the Operating Partnership has sufficient cash to redeem such OP units for cash.

If there are not sufficient offering proceeds from (i) the initial subscription of shares of common stock by the public and (ii) the portion of the Seed Assets being contributed to us in a private placement, any additional funding needed to fund the purchase price of the Seed Assets may be provided by an affiliate of our Sponsor in the form of a bridge equity or loan to us or our Operating Partnership. As additional proceeds are raised pursuant to this offering, such proceeds will be used to pay off this bridge equity or loan. The affiliate of our Sponsor providing us the bridge equity or loan, if any, will use funds available from its own line of credit to fund such bridge equity or loan to us. The affiliate of our Sponsor will charge us the same interest rate on any bridge equity or loan that it incurs on its own line of credit facility. If at any point our Sponsor or its affiliates are providing short-term financing to us in order to fund real estate investments out of its own capital, our Sponsor or its affiliate will be allowed to charge a reasonable interest rate on any such loan, as determined by our Manager in its sole and reasonable discretion.

We expect that any expenses or fees payable to our Manager for its services in connection with managing our daily affairs including, but not limited to, the selection, acquisition and management of our investments, will be paid from cash flow from operations. If such fees and expenses are not paid from cash flow (accrued or waived) they will reduce the cash available for investment and dividend payments and will directly impact our quarterly NAV. See the section entitled “Management Compensation” for more details regarding the fees that will be paid to our Manager and its affiliates.

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BUSINESS AND PROPERTIES

Overview

We are a newly organized Maryland benefit corporation formed to invest primarily in multi-tenant rental housing, mixed-use, and commercial properties (the “Target Properties”) in the Neighborhood. We expect over time that our portfolio will be broadly expanded in the Neighborhood through the acquisition of multiple properties including investments in market-rate multi-family apartments, affordable/income restricted multi-family apartments, mixed-use, and commercial properties.

We may also invest in public and private real estate debt and real estate-related securities that have exposure to the Target Properties and otherwise fit our investment criteria including, but not limited to, CMBS mortgages, loans, mezzanine, and other forms of debt, and may also include preferred equity. To a limited extent, we may also invest in commercial real estate loans, as well as commercial real estate debt securities and other real estate-related assets. Our objective is to provide investors, including our Local Resident stockholders, an attractively priced investment that generates a steady level of current income and appreciation while preserving and protecting our investors’ capital investments, and strengthening alignment in the Neighborhood through operation of our properties under the Neighborhood Model.

We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our Operating Partnership, either directly or through its subsidiaries, and we will be the sole general partner of our Operating Partnership. Additionally, we will contribute the net proceeds from this offering, including proceeds from the sales of shares of common stock under the Plan, to our Operating Partnership in exchange for OP Units. We are externally managed by our Manager, and a wholly-owned subsidiary of our Sponsor. We intend to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2020.

Our Seed Assets

Prior to the commencement of this offering and the associated formation transactions, or shortly thereafter, we intend to acquire the Seed Assets, all of which are currently owned by the Seed Asset Owner. We plan to acquire the Seed Assets for a combination of (i) cash and (ii) OP Units to be issued in a private placement to members of the Seed Asset Owner. We expect the Seed Assets will consist of a 100.0% fee simple interest in the following properties: (i) 1461 W. Sunset Blvd, (ii) 1412 Echo Park Ave, and (iii) 1650 Echo Park Ave.

See the following chart and “—Description of Our Seed Assets” below for more details about our Seed Assets:

Property Location	Property Type	Year Built	Gross Rentable Area in SF (Number of Units)(1)	Purchase Price(2)	Interest Intended to be Acquired by Us	Projected Initial Company Equity Investment (3)	In-Place Occupancy Rate (as of June 30, 2019)(4)	Average In- Place Monthly Rent (as of June 30, 2019)	Sub- market

1461 W. Sunset Blvd.	Mixed-use	1925	15,270 (24 includes retail)	$7,800,000	100%	$4,535,900	87.5%	$3.30/SF	Echo Park
1412 Echo Park Ave	Multi-family	1923	17,740 (32)	$9,000,000	100%	$5,282,014	93.8%	$3.03/SF	Echo Park
1650 Echo Park Ave	Mixed-use	1932	20,889 (29)	$9,250,000	100%	$5,033,497	86.2%	$2.38/SF	Echo Park

(1)	Gross building square footage information furnished by the Los Angeles County Office of the Assessor.

(2)	Our Operating Partnership will acquire the Seed Assets for the same purchase price paid by the Seed Asset Owner.

(3)	“Projected Initial Company Equity Investment” includes: (i) the cash portion of the purchase price of the Seed Asset (including the value of the contribution made by the Seed Asset Owner to our Operating Partnership in exchange for OP Units); (ii) the capital required to improve the asset in line with the business plans; (iii) the acquisition fee payable to our Sponsor; and (iv) transaction and financing costs.

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(4)	Our Sponsor believes it is common for rent-stabilized properties in the Los Angeles market to be marketed with higher vacancy so that the new owners can implement their own investment strategy.

Our Sponsor believes we will have sufficient proceeds to fund the entire cash portion of the purchase price of the Seed Assets (including the planned renovations) shortly before or after the qualification of this offering. However, to the extent we do not have sufficient cash available to fund the acquisition of the Seed Assets by our Operating Partnership, our Manager may determine to fund any shortfall through a bridge loan or bridge equity funded by an affiliate of our Sponsor or an unaffiliated investor or lender. As proceeds are raised pursuant to this offering, such proceeds will initially be used to repay the bridge loan or bridge equity, if any, until it is paid in full.

Our Operating Partnership will acquire the Seed Assets for the same purchase price paid by the Seed Asset Owner.

Neighborhood Overview

The Neighborhood in which we plan to invest consists of the neighborhoods of Echo Park, Silver Lake, and proximate communities in Los Angeles, California.

Echo Park and Silver Lake are widely recognized as among the most desirable neighborhoods on the East Side of Los Angeles – walkability, cultural diversity and vibrancy, and proximity to downtown Los Angeles and the major freeways are contributing factors to this desirability.4

As in many other neighborhoods with Los Angeles, home prices in Echo Park and Silver Lake have roughly doubled since 2009.5 Rent levels in Silver Lake are about 20% higher than Echo Park.6 Both areas have very high levels of renter occupied households, with 75% renting in Echo Park and 64% in Silver Lake.7 See below for more information about the neighborhoods of Echo Park and Silver Lake.

Echo Park Overview

Echo Park is a relatively walkable neighborhood of 2.4 square miles with a vibrant population of approximately 46,000 residents and a median household income of $37,708.8

The neighborhood of Echo Park is located proximate to downtown Los Angeles and is flanked by Elysian Valley to the north and northeast, Elysian Park to the east, Chinatown and downtown to the southeast, Westlake to the southwest and west, and Silver Lake to the northwest.9

We view the commonly accepted boundaries of Echo Park to be the Golden State Freeway–Glendale Freeway interchange at the north apex, Riverside Drive on the northeast, Elysian Park on the east, Stadium Way and Beaudry Avenue on the southeast, the south apex being Beaudry Avenue and West Second Street and the west limit being an irregular line consisting of Second Street and Beverly Blvd, then moving upward north along Benton Way and the Glendale Freeway.10

Echo Park is bordered on the east by Elysian Park, which is the second largest park in Los Angeles, and also the oldest.11 Elysian Park is home to Dodger Stadium, home of the Los Angeles Dodgers baseball club of MLB.

The main commercial thoroughfares of Echo Park are Sunset Boulevard (E-W), and Echo Park Avenue (N-S) and Glendale Boulevard (N-S). The intersection of Sunset Boulevard and Echo Park Avenue is the center of Echo Park’s walkable commercial district, with a high concentration of stores and walkable street retail along Sunset Boulevard between Alvarado Street and Douglas Street.

There are 53 schools in or directly adjacent to Echo Park, of which 44 are public and 9 are private. Of the public schools in Echo Park, 15 have API ratings of 6 or higher. 12

4 Source: https://www.timeout.com/los-angeles/echo-park

5 Source: https://www.zillow.com/echo-park-los-angeles-ca/home-value

6 Source: https://maps.latimes.com/neighborhoods/neighborhood/silver-lake/

7 Source: https://trulia.com

8 Source: http://maps.latimes.com/neighborhoods/neighborhood/echo-park/

9 Source: https://en.wikipedia.org/wiki/Echo_Park,_Los_Angeles

10 Source: https://en.wikipedia.org/wiki/Echo_Park,_Los_Angeles

11 Source: https://en.wikipedia.org/wiki/Elysian_Park,_Los_Angeles#Park

12 Source: http://maps.latimes.com/neighborhoods/neighborhood/echo-park/

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Silver Lake Overview

Silver Lake is a culturally diverse, relatively walkable neighborhood of 2.75 square miles with a population of approximately 33,000 residents and a median household income of $55,339.13

Silver Lake is flanked on the northeast by Atwater Village and Elysian Valley, on the southeast by Echo Park, on the southwest by Westlake, on the west by East Hollywood and on the northwest by Los Feliz.14

Street and other boundaries are: the Los Angeles River between Glendale Boulevard and Fletcher Drive and Riverside Drive on the northeast, the Glendale Freeway on the east, Effie Street, Coronado Street, Berkeley Avenue and Fletcher Drive on the southeast, the Hollywood Freeway on the south, Virgil Avenue on the west and Fountain Avenue and Hyperion Avenue on the northwest.15

There are 47 schools in or directly adjacent to Silver Lake, of which 32 are public and 15 are private. Of the public schools in Silver Lake, 15 have API ratings of 6 or higher.16

Description of Our Seed Assets

1461 W. Sunset Boulevard

Overview

1461 W. Sunset Blvd is a well-maintained 24-unit brick mixed-use street retail and rent stabilized17 rental apartment building that was built in 1925. The building is located on Sunset Boulevard in Echo Park, and is walkable and proximate to a number of well-known neighborhood businesses within the immediate area. The intersection of Echo Park Avenue and Sunset Boulevard is approximately 0.2 miles from 1461 W. Sunset Blvd.

1461 W. Sunset Blvd consists of twenty (20) rent stabilized residential units plus four (4) occupied retail units. The residential units consist of fifteen (15) Studios apartments, and five (5) One Bedroom, One Bathroom apartments.

1461 W. Sunset Blvd has a recently been improved with a repainted façade and there is a common outdoor space on the ground floor in the rear and side of the building.

We will purchase a 100.0% fee simple interest in 1461 W. Sunset Blvd for $7,800,000, or $325,000 per unit (inclusive of the four (4) retail units), which is equal to the purchase price paid to a third party by the Seed Asset Owner, plus the associated closing costs and the Acquisition Fee. In addition, our business plan includes investing in upgrades to the interior of the units and common areas of the building over the first 2 years of the investment totaling approximately $215,000 or $9,000 per unit, which our Manager may begin while 1461 W. Sunset Blvd is owned by the Seed Asset Owner. Once completed, we intend to manage the asset for steady cash flow and modest-long term appreciation, while increasing the quality of finishes and design of any units which happen to be vacated and therefore eligible to re-leased at market rent.

The acquisition of 1461 W. Sunset Blvd by the Seed Asset Owner was partially financed through the assumption of a $3,980,000 loan provided by Opus Bank, which matures in June 2028. At the closing of the offering and contribution of the Seed Assets to the Operating Partnership, our Manager expects to refinance 1461 W. Sunset Blvd with a new lender under new loan terms for a loan amount of $4,422,000, bearing interest at a fixed rate of 4.16%, maturing 10 years after the closing.

Based on the purchase price and existing debt, the total amount of equity we need to acquire 1461 W. Sunset Blvd is $4,535,900, which includes transaction and financing costs, the Acquisition Fee, and capital required to improve the asset in line with the business plans.

13 Source: http://maps.latimes.com/neighborhoods/neighborhood/silver-lake/

14 Source: https://en.wikipedia.org/wiki/Silver_Lake,_Los_Angeles

15 Source: https://en.wikipedia.org/wiki/Silver_Lake,_Los_Angeles

16 Source: http://maps.latimes.com/neighborhoods/neighborhood/silver-lake/schools/

17 See page 68 below for a summary of the City of Los Angeles’ Rent Stabilization Ordinance (RSO)

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Our Manager’s Rationale for 1461 W. Sunset Blvd Investment

Our Manager believes the investment in 1461 W. Sunset Blvd to be compelling for the following reasons:

•	Location and Proximity to other Seed Assets. 1461 W. Sunset Blvd is well located on the main commercial corridor within the Neighborhood and is proximate to the other Seed Assets, which is a key investment criterion for the Neighborhood Model.

•	Asset Quality and Condition. 1461 W. Sunset Blvd is a well maintained and well managed mixed-use building. Our Manager believes that the asset can be further improved by executing the business plan and that the asset can anchor the Company’s “mid-tier” product offering when combined with other features of the Neighborhood Model.

•	Exposure to Sunset Boulevard Retail. The four retail spaces are currently occupied by popular locally owned businesses. Our Manager believes that retail spaces on Sunset Boulevard will appreciate substantially over the mid-term and that we will benefit from 1461 W. Sunset Blvd’s strong in-place tenancy and longer term exposure to the retail portion of the asset.

1412 Echo Park Avenue

Overview

1412 Echo Park Ave is a well-maintained 32-unit wood frame “courtyard” style rent stabilized18 rental apartment building that was built in 1923. The building consists of 11 distinct structures located on a parcel totaling 0.38 acres and is located on Echo Park Avenue in Echo Park, approximately one block off of Sunset Boulevard and is walkable and proximate to a number of well-known neighborhood businesses within the immediate area. The intersection of Echo Park Avenue and Sunset Boulevard is approximately 0.05 miles from 1412 Echo Park Ave.

1412 Echo Park Ave consists of thirty-two (32) rent stabilized residential units, of which seven (7) are Studios apartments, twenty-three (23) are One Bedroom, One Bathroom apartments, one (1) is a 2 Bedroom, 1 Bathroom unit, and one (1) is a 3 Bedroom, 1 Bathroom Unit.

1412 Echo Park Ave was painted a distinct bright pink color by the previous owner, hence its namesake. There are substantial common outdoor spaces between the various structures that comprise the asset – a portion of the business plan for this asset includes a substantial landscaping scope for these common outdoor spaces.

We will purchase a 100.0% fee simple interest in 1412 Echo Park Ave for $9,000,000, or approximately $281,250 per unit, which is equal to the purchase price paid to an affiliate of the Sponsor by the Seed Asset Owner, plus the associated closing costs and the Acquisition Fee. See “Conflicts of Interest and Related Party Transactions”. In addition, our business plan includes investing in upgrades to the interior of the units and common areas (including courtyards) of the building over the first 2 years of the investment totaling approximately $900,000 or $28,000 per unit, which our Manager may begin while 1412 Echo Park Ave is owned by the Seed Asset Owner. Once completed, we intend to manage the asset for steady cash flow and modest-long term appreciation, while increasing the quality of finishes and design of any units which happen to be vacated and therefore eligible to re-leased at market rent.

The acquisition of 1412 Echo Park Ave by the Seed Asset Owner was partially financed through a $4,467,986 loan provided by Fannie Mae. Our Manager will obtain approval for us to assume this financing in connection with the contribution of 1412 Echo Park Ave to the Operating Partnership.

Based on the purchase price and existing debt, the total amount of equity we need to acquire 1412 Echo Park Ave is $5,282,014 which includes transaction and financing costs, the Acquisition Fee, and capital required to improve the asset in line with the business plans.

Our Manager’s Rationale for 1412 Echo Park Ave Investment

Our Manager believes the investment in 1412 Echo Park Ave to be compelling for the following reasons:

•	Location and Proximity to other Seed Assets. 1412 Echo Park Ave is well located a block off of the main commercial intersection of Echo Park and is proximate to the other Seed Assets, which is a key investment criterion for the Neighborhood Model.

•	Asset Quality and Condition. 1412 Echo Park Ave is a well maintained and well managed rent stabilized apartment complex. Its distinctive design as a “courtyard” apartment complex (including attractive layouts and historical details) and its high degree of curb appeal are unique and desirable within the neighborhood. Our Manager believes that the asset can be further improved by executing the business plan and that the asset can be further improved when combined with other features of the Neighborhood Model.

 18 See page 68 below for a summary of the City of Los Angeles’ Rent Stabilization Ordinance (RSO)

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1650 Echo Park Avenue

Overview

1650 Echo Park Ave is a well-maintained 29-unit brick Art Deco style rental apartment building that was built in 1932. The building is well located on a quiet and desirable section of Echo Park Avenue, and is walkable and proximate to a number of well-known neighborhood businesses within the immediate area. The intersection of Echo Park Avenue and Sunset Boulevard is approximately ½ mile from 1650 Echo Park Ave.

1650 Echo Park Ave consists of twenty-eight (28) rent stabilized19 residential units total plus one (1) additional non-conforming unit, which we do not expect to lease for residential use but which could provide other ancillary revenue for us. The residential units consist of three (3) efficiency units, thirteen (13) studios apartments, twelve (12) 1 Bedroom, 1 Bathroom apartments, and one (1) Two Bedroom, Two Bathroom apartment. Additionally, there is a five (5) year rooftop cell tower lease with Verizon that commenced on September 1, 2018.

1650 Echo Park Ave has a notable Art Deco style façade and recently received a new roof as a condition to the Seed Asset Owner closing on the acquisition. Several of the units feature private outdoor space, and there is a common outdoor space on the ground floor in the rear of the building.

We will purchase a 100.0% fee simple interest in 1650 Echo Park Ave for $9,250,000, or approximately $319,000 per unit, which is equal to the purchase price paid to a third party by the Seed Asset Owner, plus the associated closing costs and Acquisition Fee. In addition, our business plan includes investing in upgrades to the interior of the units and the common areas of the building over the first 2 years of the investment totaling approximately $700,000, or $24,000 per unit, which our Manager may begin while 1650 Echo Park Ave is owned by the Seed Asset Owner. Once completed, we intend to manage the asset for steady cash flow and modest-long term appreciation, while increasing the quality of finishes and design of any units which happen to be vacated and therefore eligible to re-lease at market rent.

The acquisition of 1650 Echo Park Ave by the Seed Asset Owner was partially financed through a $4,890,503 loan provided by Fannie Mae. Our Manager will obtain approval for us to assume this financing in connection with the contribution of 1650 Echo Park Ave to the Operating Partnership.

Based on the purchase price and existing debt, the total amount of equity we need to acquire 1650 Echo Park Ave is $5,033,497, which includes transaction and financing costs, the Acquisition Fee, and capital required to improve the asset in line with our business plans.

Our Manager’s Rationale for 1650 Echo Park Ave Investment

Our Manager believes the investment in 1650 Echo Park Ave to be compelling for the following reasons:

•	Location and Proximity to other Seed Assets. 1650 Echo Park Ave is well located on a central and desirable street within the Neighborhood and is proximate to the other Seed Assets, which is a key investment criterion for the Neighborhood Model.

•	Asset Quality and Condition. 1650 Echo Park Ave is an exceptionally well maintained and well managed rent stabilized multifamily apartment building and our Manager believes it is one of the most unique and desirable assets of its type in the Neighborhood. Our Manager believes that the asset can be further improved by executing the business plan and that the asset can further improved when combined with other features of the Neighborhood Model.

Retail Tenants Lease Expiration

1461 W. Sunset Boulevard has four retail tenants with non-cancelable operating leases expiring through 2028. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse the Property for certain operating costs and real estate taxes. The following table set forth a summary of lease expirations for leases in place as of June 30, 2019:

Year of Lease Expiration	Number of Leases Expiring	Rentable Square Feet of Expiring Leases	Annual Rent
2019	-	-	$61,939
2020	-	-	126,894
2021	-		130,701
2022	3	1,590	79,499
2023	-	-	41,715
Thereafter	1	560	211,242
	4	2,150	$651,990

19 See page 68 below for a summary of the City of Los Angeles’ Rent Stabilization Ordinance (RSO)

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Mortgage Financing

We intend to employ leverage in order to provide additional funds to support our investment activities. In this regard, we will assume the existing mortgage debt on the Seed Assets, or will seek to refinance some or all of the Seed Assets with a new lender under new loan terms simultaneous with the contribution of the property to the Operating Partnership by the Seed Asset Owner.

The following is a summary of the mortgage debt we expect will encumber the Seed Assets upon their acquisition by us:

Property	Interest Rate	Principal Balance	Principal Balance at Maturity	Loan to Real Estate Value (1)	Amortization Period (Years)	Current Borrower	Pre-payment Provisions
1461 W. Sunset Blvd (2)	4.16%	$4,422,000	$3,839,339	56.7%	30	1461 Sunset Blvd, LLC (3)	Greater of 1% or Yield Maintenance Amount
1412 Echo Park Ave	3.98%	$4,467,986	$3,656,081	49.6%	30	1416 EP LLC (3)	Greater of 1% or Yield Maintenance Amount
1650 Echo Park Ave	3.98%	$4,890,503	$4,001,820	52.9%	30	1650 EP Heights, LLC (3)	Greater of 1% or Yield Maintenance Amount

(1)	“Real Estate Value” for purposes of the computation is the purchase price of each Seed Asset.

(2)

At the closing of the offering and contribution of the Seed Assets to the Operating Partnership, our Manager expects to refinance 1461 W. Sunset Blvd with a new lender under new loan terms for a loan amount of $4,422,000, bearing interest at a fixed rate of 4.16%, maturing 10 years after the closing.

(3)	Each current borrower is wholly-owned by Neighborhood Property Partners I, LLC, an affiliate of our Sponsor and our Manager.

Property Encumbrances

As of the filing of this offering circular there are no known environmental matters, property encumbrances or on-going legal procedures that would impair the value of the Seed Assets or our ability to acquire them.

Regulation

General

Our Seed Assets are each subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire safety requirements. We believe that each of our Seed Assets have the necessary permits and approvals to operate its business.

Rent Stabilization Ordinance20

Our Seed Assets are each subject to the City of Los Angeles’ Rent Stabilization Ordinance (the “RSO”). Generally, the RSO applies to rental properties that were first built on or before October 1, 1978 as well as replacement units under Los Angeles Municipal Code Section 151.28 and applies to apartments, and residential units attached to a commercial building, among other property types.

The RSO covers:

•	Allowable Rent Increases (as defined by the RSO);

•	registration of rental units;

•	disclosure of any tenant buyout agreements;

•	legal reasons for eviction; and

•	types of evictions requiring payment of tenant relocation assistance.

We believe that each of our Seed Assets is in compliance with the RSO.

Seismic Retrofitting

Seismic retrofitting is the modification of existing structures to make them more resistant to seismic activity, ground motion, or soil failure due to earthquakes. The City of Los Angeles recently passed Ordinance 183893 (the “Mandatory Retrofit Program”), which requires the retrofit of pre-1978 wood-frame soft-story buildings and non-ductile concrete buildings. The goal of the Mandatory Retrofit Program, under the ordinance, is to reduce structural failure during and/or after an earthquake. We believe that each of our Seed Assets is in compliance with the Mandatory Retrofit Program.

20 Source: https://hcidla.lacity.org/RSO-Overview

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Americans with Disabilities Act

Our Seed Assets must comply with Title III of the ADA to the extent that it is a “public accommodation” as defined by the ADA. The ADA may require removal of structural barriers to access for persons with disabilities in certain public areas of our Seed Assets where such removal is readily achievable. We believe that units that were legally built prior to the adoption of ADA standards are exempt from conformance with such standards and are viewed as “legal non-conforming” uses so long as they do not undergo substantial renovations that require a new certificate of occupancy. Nevertheless, potential noncompliance could result in the incurrence of additional costs to attain compliance, the imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Insurance

We believe the Seed Assets are currently adequately covered by insurance consistent with the level of coverage that is standard in our industry; however, we cannot predict at this time if we will be able to obtain adequate coverage at a reasonable cost in the future.

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MANAGEMENT

Board of Directors

We operate under the direction of our board of directors, the members of which are accountable to us and our stockholders as fiduciaries. Our board of directors has retained our Manager to direct the management of our business and affairs, manage our day-to-day affairs, and implement our investment strategy, subject to the board of directors’ supervision. Directors may be nominated by the board or by stockholders who satisfy certain advance notice provisions set forth in our bylaws. See Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws—Advance Notice of Director Nominations and New Business” for a description of the advance notice requirements contained in our bylaws.

Our board of directors is classified into three classes. The Class I directors have been elected for an initial term ending at the annual meeting of the stockholders the year after election and until his or her successor is elected and qualified. Subsequent Class I directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. The Class II directors have been elected for an initial term ending at the annual meeting of the stockholders the second year after election and until his or her successor is elected and qualified. Subsequent Class II directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. The Class III directors have been elected for an initial term ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. Subsequent Class III directors will be elected for successive terms ending at the annual meeting of the stockholders the third year after election and until his or her successor is elected and qualified. With respect to the election of directors, each candidate nominated for election to the board of directors must receive a plurality of the votes cast, in person or by proxy, in order to be elected.

Our board of directors will have five (5) board members: Max Levine, John Chaffetz, Megan Marini, Bruce Strohm and Helen Leung. Max Levine and Bruce Strohm are each a Class I director, John Chaffetz and Helen Leung are each a Class II director and Megan Marini is a Class III director. Our bylaws require that we have at least two Independent Directors. Our initial Independent Directors will be Bruce Strohm and Helen Leung.

Although the number of board members may be increased or decreased, a decrease may not have the effect of shortening the term of any incumbent director. Any director may resign at any time or may be removed for fraud, gross negligence or willful misconduct as determined by non-appealable decision of a court of competent jurisdiction, or by the stockholders upon the affirmative vote of at least two-thirds of all the votes entitled to be cast at a meeting called for the purpose of the proposed removal. The notice of the meeting will indicate that the purpose, or one of the purposes, of the meeting is to determine if the director will be removed.

Our charter and bylaws provide that any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

Our charter and bylaws provide that any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting with the unanimous consent, in writing or by electronic transmissions, of each stockholder entitled to vote on the matter.

Under Maryland law, our directors must perform their duties in good faith and in a manner each director believes to be in our best interests. Further, our directors must act with such care as a prudent person in a similar position would use under similar circumstances, including exercising reasonable inquiry when taking actions. However, our directors and executive officers are not required to devote all of their time to our business and must devote only such time to our affairs as their duties may require. We do not expect that our directors will be required to devote a substantial portion of their time to us in discharging their duties. Some of our directors are also partners of our Sponsor and serve on the investment committees for different funds or competing real estate companies. In particular, the Sponsor intends to promote the Neighborhood Model and sponsor multiple externally managed REITs similar to the Company. Max Levine expects to commit substantially all of his time to overseeing the Sponsor and its investments. John Chaffetz remains a managing member of his legacy business, Timberlane Partners, and has a continuing obligation to manage it and investments that Timberlane Partners have sponsored. This time commitment is not for a fixed or specified amount of time. As a result, conflicts of interest may arise. For more details, see “Conflicts of Interest and Related Party Transactions.”

We will follow the general investment guidelines and the borrowing policies set forth in this offering circular unless they are modified by our board of directors. Our board of directors may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that our executive officers and Manager follow these policies and that these policies continue to be in the best interests of our stockholders. Our board of directors may change our investment objectives at any time without approval of our stockholders.

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Independent Directors

Our bylaws require that we have at least two Independent Directors. To protect the interests of our stockholders, if our Sponsor, our Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted, the Independent Directors on our board are required to review and approve such transactions. In addition, all principal transactions must be approved by a majority of our Independent Directors.

Our charter defines an Independent Director as a member of our board of directors who is not an executive officer or employee of the Company or any of its affiliates and who, in the discretion of the board of directors, does not have a material relationship with the Company or any of its affiliates, except for director fees and any other compensation paid to such director in his or her capacity as a director. Our board of directors has determined that Bruce Strohm and Helen Leung qualify as Independent Directors under our definition of independence and that Mr. Strohm’s role as a member of our Sponsor’s advisory board does not impact his ability to be independent.

See “Conflicts of Interest and Related Party Transactions—Certain Conflict Resolution Measures—Independent Directors” for a definition of “principal transactions” and more information about the transactions that require the approval by the Independent Directors.

Committees of our Board of Directors

Our board of directors may delegate many of its powers to one or more committees. As of the date of this offering circular, no board committees have been established.

Executive Officers and Directors

We have provided below certain information about our executive officers and directors:

Name	Age	Position Held
John Chaffetz	36	Director, President and Secretary
Max Levine	37	Director, Chief Executive Officer and Treasurer
Mark Chertok	63	Interim Chief Financial Officer and Interim Chief Accounting Officer
Megan Marini	32	Director Nominee
Bruce Strohm	65	Independent Director Nominee
Helen Leung	35	Independent Director Nominee

Set forth below is biographical information for our director nominees and executive officers who are not also executive officers of our Manager and Sponsor. Biographical information for each of Max Levine, John Chaffetz and Mark Chertok may be found below in “Our Manager and the Management Agreement—Management Biographical Information.”

•	Megan Marini. Ms. Marini will be a Director and currently serves as a Principal and Director of Strategy and Outreach for 3x3 Design, a multidisciplinary design firm focused on the civic realm. Megan oversees 3×3 Design’s creative planning work, focusing on practical applications of systems thinking to develop design strategies for urban needs. 3x3 Design has been a key contributor to Nico’s product definition and development of the Nico’s impact assessment framework. Prior to co-founding 3×3 Design in 2013, Megan specialized in design research for development programs internationally at organizations such as Reboot, the Earth Institute’s Center for Sustainable Urban Development, and ARCHIVE for clients ranging from the World Bank, UNEPS, UNOPS, and Internews. With an interest in community and capacity building in challenging contexts, Megan has lectured at IIT Institute for Design, Columbia University, Barnard College, Johns Hopkins University Program in Latin American Studies. Her work and writing has been featured in GOOD, Public Interest Design, and DWELL magazine. Megan holds an MS in Urban Planning from Columbia University (2012) where she received the Planning Challenge award for her thesis on technological innovation in post-disaster Haiti and has a BS in Architecture from the University of Illinois at Urbana-Champaign (2009).

•	Bruce Strohm. Mr. Strohm will be a Director and served as the Executive Vice-President, General Counsel and Corporate Secretary of Equity Residential (“EQR”), a NYSE and S&P 500 public company from 1995 until January 2018. EQR is one of the largest apartment companies in the United States, owning over 300 properties, with 80,000 units, with a market capitalization in excess of $30 billion. From mid-2018 to December 2019, Mr. Strohm was Chief Legal Officer of Equity International, a private equity company focusing on investing in real estate outside the United States. During his tenure at EQR and Equity International, Mr. Strohm provided legal oversight of transactions, litigation and insurance, and worked closely with the CEO and CFO on capital markets activities and shareholder relations. His extensive public company experience with one of the largest real estate companies in the United States makes him uniquely qualified to serve as a director of Nico Echo Park. Mr. Strohm holds a JD from Northwestern University Law School and a BS degree in accounting from the University of Illinois.

•	Helen Leung. Ms. Leung will be a Director and, since 2015, has been the Co-Executive Director of LA-Más, an urban design non-profit that helps lower-income & underserved communities shape their future through policy and architecture. At LA Más, Ms. Leung provides leadership with a focus on ensuring that all projects are grounded in local need and systemic change. Ms. Leung is a Los Angeles native raised in the Frogtown neighborhood by a working class, first generation Chinese family. Growing up in an immigrant community, she deeply identifies with the rich diversity that makes Los Angeles so unique. With mentorship from local leaders, Ms. Leung became the first person in her family to go to college. Ms. Leung joined LA-Más in 2013 because of her passion to explore strategies that minimize displacement pressures that come with gentrification. Ms. Leung has extensive policy and community-based experience having worked for former Los Angeles City Council President from 2007 to 2009 and current Mayor Eric Garcetti from 2003 to 2009. Her national policy and program experience include her work as Program Associate at Living Cities from 2011 to 2013, fellowship at the Office of Sustainable Housing & Communities at the U.S. Department of Housing & Urban Development in 2011, and internship at the Office of Political Affairs at the White House under President Obama’s administration in 2010. Ms. Leung serves on the Los Angeles City Planning Commission and the Community Advisory Board of Genesis LA. She holds a Master’s Degree in Public Policy and Urban Planning from Harvard’s Kennedy School of Government (2011) and a Bachelor’s Degree in Political Science and Communications from the University of Pennsylvania (2006).

Compensation of Directors

Our board of directors has the authority to fix the compensation of all officers that it selects and may pay compensation to directors for services rendered to us in any other capacity.

We will compensate each of our non-management directors on an annual basis. Each non-management director will be entitled to elect to receive either a cash retainer of $20,000 or an equity grant equal to $40,000 of common shares (4,000 shares at the initial purchase price). A member of our board of directors who is also an employee of our Manager or our Sponsor is referred to as a “management” director. Management directors will not receive compensation for serving on our board of directors. Our board of directors has the authority to fix the compensation of any Independent Directors that may serve on our board of directors in the future. Our board of directors may pay compensation to directors for services rendered to us in any other capacity. We will reimburse each of our directors for their travel expenses incurred in connection with their attendance at full board of directors and committee meetings, if any, including meetings of our Manager’s Investment Committee. While we have not made any payments to any of our directors to date, we will pay our directors their initial cash retainer or equity grant in connection with the qualification of this offering.

Compensation of Executive Officers

We do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of our executive officers also serves as an executive officer of our Manager and Sponsor. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our Sponsor.

In February 2020, our Sponsor entered into an engagement agreement with FTI Consulting, Inc. (“FTI”), of which Mr. Chertok is Senior Managing Director. Pursuant to such agreement, Mr. Chertok is serving as the Interim Chief Financial Officer and Interim Accounting Officer of our Sponsor, and will also serve in those same roles for the Company and report to our board of directors. Our Sponsor has agreed to pay to FTI a monthly, non-refundable advisory fee for Mr. Chertok’s services to both our Sponsor and us for up to eight and one half hours per month, plus an hourly fee for any additional services he provides above and beyond the eight and one half hours. Our Sponsor will be reimbursed by us for any fees or expenses incurred by it with respect to Mr. Chertok serving as an executive officer of our Company. Mr. Chertok will not devote all his time to his activities as our executive officer but will devote sufficient time to fulfill his duties as our Interim Chief Financial Officer and Interim Chief Accounting Officer.

As executive officers, these individuals will serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we will indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not intend to pay any compensation directly to these individuals.

Limited Liability and Indemnification of Directors, Officers, Employees and Other Agents

For information concerning limitations of liability and indemnification and advancement rights applicable to our directors and officers, see “Description of Capital Stock and Certain Provisions of Maryland Law, Our Charter and Bylaws—Indemnification and Limitation of Directors’ and Officers’ Liability.”

OUR MANAGER AND THE MANAGEMENT AGREEMENT

General

We are externally managed and advised by our Manager, an affiliate of our Sponsor. Each of our officers is an executive of our Sponsor. The executive offices of our Manager are located at 1115 W. Sunset Blvd., #801, Los Angeles, CA 90012, and the telephone number of our Manager’s executive offices is (855) 300-NICO (6426).

Officers of Our Manager and Sponsor

The following table sets forth certain information with respect to the executive officers of our Manager and Sponsor.

Name	Age	Position Held with Our Manager/Sponsor
Max Levine	37	Chief Executive Officer and Treasurer, Member of Manager’s Investment Committee
John Chaffetz	36	President and Secretary, Member of Manager’s Investment Committee
Mark Chertok	63	Interim Chief Financial Officer and Interim Chief Accounting Officer

Manager Biographical Information

Set forth below is biographical information for the executive officers of our Manager and Sponsor.

•	John Chaffetz. Mr. Chaffetz is a Director and a co-founder of our Sponsor and brings extensive experience as an entrepreneur and real estate investment professional. In addition to our Sponsor, Mr. Chaffetz co-founded and serves as co-managing partner of Timberlane Partners, a private real estate investment firm focusing on developing or repositioning multi-family and mixed-use assets in Seattle, Los Angeles, and Utah. As principal of Timberlane, Mr. Chaffetz has directly overseen approximately $540 million in real estate transactions and continues to manage a portfolio valued at roughly $350 million. Prior to Timberlane, Mr. Chaffetz started his career at Morgan Stanley, working on proprietary investments for the Commodities division. He evaluated and executed acquisitions on behalf of the company across a range of energy sectors, including E&P, shipping, carbon credit trading, oil midstream and services, and refining. Mr. Chaffetz graduated from Harvard College with an A.B in History.

•	Max Levine. Mr. Levine is a Director and a co-founder of our Sponsor and is a real estate industry veteran with fourteen years of experience in real estate investment, development, and entrepreneurship. Previously Mr. Levine was the Chief Financial Officer of Storage Deluxe, a leading self-storage and specialty-storage developer in New York City where he managed approximately $400 million in development projects and transactions as CFO, which included the launch of Uovo Fine Art Storage. During his eight-year tenure with Storage Deluxe, Mr. Levine participated in approximately $2 billion in acquisitions, development, financing, and dispositions across roughly 50 projects totaling more than 3 million square feet of real estate. Mr. Levine graduated from Hobart College with a BA with a dual major in Economics and Urban Studies.

•	Mark Chertok. Mr. Chertok is the interim chief financial officer and interim chief accounting officer of our Sponsor and has over 35 years of experience in the real estate and real estate finance industry. Mr. Chertok is also a senior managing director at FTI Consulting, Inc. in the Real Estate Solutions practice, where he has directed the Financial Outsourcing group since 2008. Fomerly, Mr. Chertok was the chief financial officer of Acre Realty Investors, Inc., a public real estate company from January 2015 through its liquidation in April 2018. From January 2007 through August 2008, Mr. Chertok was an independent financial consultant. Previously, Mr. Chertok was the executive vice president and chief financial officer at The El-Ad Group Ltd, a fully integrated real estate company that acquires, redevelops, converts, develops and owns primarily residential properties for sale or rent in urban, high-density markets in the United States and Canada. Prior to El-Ad, Mr. Chertok was chief financial officer of NorthStar Realty Finance Corp. (NYSE: NRF), a mortgage real estate investment trust and NorthStar Capital Investment Corp. At Northstar, Mr. Chertok was instrumental in taking NRF public in 2004. Prior to Northstar, Mr. Chertok was chief financial officer and a principal of Emmes and Company LLC, an opportunistic real estate investment company specializing in acquiring under-performing real estate and ‘hard money’ lending. Mr. Chertok has extensive experience working-out complex defaulted real estate loans. Previously, Mr. Chertok was with two public accounting firms, as a partner at Margolin, Winer & Evens LLP and as a principal at Laventhol & Horwath and was involved in all aspects of client service including accounting, tax and management advisory services, with a specialization in providing services to the real estate industry.

Management Agreement

We and our Operating Partnership have entered into a management agreement with our Manager pursuant to which our Manager will provide for the day-to-day management of our operations. The management agreement requires our Manager to manage our business affairs in conformity with the investment guidelines and policies that are approved and monitored by our board of directors. Our Manager’s role as manager is under the supervision and direction of our board of directors.

We do not expect to maintain an office or directly employ personnel. Instead, we rely on the facilities and resources of our Manager, which, in turn, will rely on the resources of our Sponsor, to manage our day-to-day operations. As further detailed in “—Expense Reimbursement Policies” below, we will reimburse our Manager and its affiliates for certain services as described herein, which services are in addition to the services included in the Asset Management Fee payable to our Manager.

Management Services

Subject to our investment strategies and policies and the supervision and direction of our board of directors, our Manager is responsible for (a) the selection, purchase and sale of our real estate investments and assets, (b) our financing activities and (c) providing us with personnel, services and resources. Our Manager is responsible for our day-to-day operations and performs (or will cause to be performed) such services and activities relating to our assets and operations as may be appropriate, which may include, without limitation, the following:

Investment Advisory and Acquisition Services

•	approve and oversee our overall investment strategy, which consists of elements such as investment selection criteria, diversification strategies and asset disposition strategies;

•	serve as our investment and financial manager with respect to sourcing, underwriting, acquiring, financing, originating, servicing, investing in and managing a diversified portfolio of commercial properties and other real estate-related assets;

•	periodically review our investment guidelines and make recommended revisions to our board of directors;

•	structure the terms and conditions of our acquisitions, sales and joint ventures;

•	enter into leases and service contracts for the properties and other investments;

•	approve and oversee our debt financing strategies;

•	approve joint ventures, limited partnerships and other such relationships with third parties;

•	determine any potential Liquidity Event, subject to approval by our board of directors;

•	obtain market research and economic and statistical data in connection with our investments and investment objectives and policies;

•	oversee and conduct the due diligence process related to prospective investments;

•	prepare reports regarding prospective investments which include recommendations and supporting documentation necessary for our Manager’s Investment Committee to evaluate the proposed investments; and

•	negotiate and execute approved investments and other transactions.

Offering Services

•	the development of this offering, including the determination of its specific terms;

•	preparation and approval of all marketing materials to be used by us relating to this offering;

•	the negotiation and coordination of the receipt, collection, processing and acceptance of subscription agreements, commissions, and other administrative support functions;

•	creation and implementation of various technology and electronic communications related to this offering; and

•	all other services related to this offering.

Asset Management Services

•	investigate, select, and, on our behalf, engage and conduct business with such persons as our Manager deems necessary to the proper performance of its obligations under the management agreement including, but not limited to consultants, accountants, lenders, technical managers, attorneys, corporate fiduciaries, escrow agents, depositaries, custodians, agents for collection, insurers, insurance agents, developers, property managers, leasing and investment sale brokers, construction companies and any and all persons acting in any other capacity deemed by our Manager necessary or desirable for the performance of any of the services under the management agreement;

•	monitor applicable markets and obtain reports (which may be prepared by our Manager or its affiliates) where appropriate, concerning the value of our investments;

•	monitor and evaluate the performance of our investments, provide management services to us and perform and supervise the various management and operational functions related to our investments;

•	formulate and oversee the implementation of strategies for the administration, promotion, management, operation, maintenance, improvement, financing and refinancing, marketing, leasing and disposition of investments on an overall portfolio basis; and

•	coordinate and manage relationships between us and any joint venture partners.

Accounting and Other Administrative Services

•	manage and perform the various administrative functions necessary for our day-to-day operations;

•	calculate and prepare our quarterly NAV and assist in the establishment of valuation guidelines in connection with the calculation of our quarterly NAV;

•	provide or arrange for administrative services, legal services, office space, office furnishings, personnel and other overhead items necessary and incidental to our business and operations;

•	provide financial and operational planning services and portfolio management functions;

•	maintain or arrange for the maintenance of accounting data and any other information concerning our activities as will be required to prepare and to file all periodic financial reports and returns required to be filed with the SEC and any other regulatory agency, including annual financial statements;

•	maintain or arrange for the maintenance of all appropriate Company books and records;

•	oversee tax and compliance services and risk management services and coordinate with appropriate third parties, including independent accountants and other consultants, on related tax matters;

•	supervise the performance of such ministerial and administrative functions as may be necessary in connection with our daily operations;

•	provide us with all necessary cash management services;

•	manage and coordinate with the transfer agent, if any, the process of making dividends and payments to stockholders;

•	manage and coordinate with our administrator, if any, in the process of reinvesting stockholder dividends pursuant to the DRIP;

•	evaluate and obtain adequate insurance coverage based upon risk management determinations;

•	provide timely updates related to the overall regulatory environment affecting us, as well as managing compliance with regulatory matters;

•	evaluate our corporate governance structure and appropriate policies and procedures related thereto; and

•	oversee all reporting, record keeping, internal controls and similar matters in a manner to allow us to comply with applicable law.

Stockholder Services

•	make recommendations to our board of directors regarding our dividend policy;

•	administer the Plan with our transfer agent/administrator, Pacific Stock Transfer;

•	approve amounts available for redemptions of shares of our common stock; and

•	manage communications with our stockholders, including answering phone calls, preparing and sending written and electronic reports and other communications.

Financing Services

•	identify and evaluate potential financing and refinancing sources, engaging a third-party broker if necessary;

•	negotiate terms of, arrange and execute financing agreements;

•	manage relationships between us and our lenders, if any; and

•	monitor and oversee the service of our debt facilities and other financings, if any.

Disposition Services

•	evaluate potential asset dispositions, sales or Liquidity Events and make recommendations to our board of directors; and

•	structure and negotiate the terms and conditions of transactions pursuant to which our assets may be sold.

Pursuant to the terms of the management agreement, our Manager may retain, for and on our behalf, such additional services, including property management, leasing and construction services, as our Manager deems necessary or advisable in connection with our management and operations, which may include obtaining such services from our Manager or its affiliates, the costs of which will be in addition to the Asset Management Fee; provided, that any such services may only be provided by our Manager or its affiliates to the extent such services are on arm’s-length terms and competitive market rates in relation to terms that are then customary for agreements regarding the provision of such services to companies that have assets similar in type, quality and value to our assets and our subsidiaries’ assets.

Expense Reimbursement Policies

We will reimburse our Manager and its affiliates, as applicable, for the following expenses incurred on our behalf (to the extent not directly paid by us):

(a)	all Formation and Offering Expenses incurred on behalf of us and our subsidiaries;

(b)	all fees, costs and expenses related to the acquisition, improvement, development, maintenance, ownership, operation, monitoring, financing, refinancing, hedging and/or sale of the Seed Assets (including, without limitation, fees, costs and expenses incurred as a result of our acquisition of the Seed Assets or proposed investments in future assets that are not consummated, to the extent not reimbursed by a third party, including fees, costs and expenses that would have been allocable to co-investors had such proposed transaction or investment been consummated, if the amount allocable to such co-investors is not paid by such parties;

(c)	fees and expenses for legal, audit, accounting, tax preparation, research, valuation, administration and third party consulting services (and to the extent that any lawyers, accountants or other professionals who are employees of or contracted by our Sponsor or its affiliates perform legal, accounting or other services in connection with any of the foregoing in lieu of or in conjunction with external legal counsel, auditors or third party professional service providers, our Sponsor or Manager is allowed to include a reasonable fee for such services; provided that the amounts charged for such services are reasonable in our Manager’s reasonable discretion and such reimbursement corresponds only to the portion of such employees’ business time spent on Company matters);

(d)	fees, costs and expenses associated with asset management and property management services (which may be payable to or reimbursed to an affiliate of our Manager), including, without limitation, (i) hiring, supervising, and termination of external property management personnel, including, but limited to, property managers, brokers and leasing agents; (ii) negotiating leases; (iii) coordinating development, redevelopment and construction, (iv) zoning and permits; (v) broken deal expenses; (vi) financial performance analysis; (vii) variance analysis; (viii) annual budgeting; (ix) cash forecasting; (x) capital expenditure plan formulation; (xi) asset valuation; and (xii) all other Company-specific asset and property management services specifically tailored to or associated with our Seed Assets and other investments;

(e)	litigation expenses, including any expenses incurred in connection with any threatened, pending or anticipated litigation, examination or proceeding, including the amount of any settlements or judgments in connection therewith and amounts relating to our indemnification obligations under our bylaws and charter;

(f)	the charges and expenses associated with bookkeeping or the preparation and distribution of financial statements, tax returns, Form 1099s, Schedule K-1s, capital call and distribution notices and reports to our stockholders (including, without limitation, any software or online data portal used in connection with such reporting);

(g)	the charges and expenses of maintaining our and our subsidiaries’ bank accounts and of any banks, custodians or depositories appointed for the safekeeping of any funds received in connection with subscriptions before the applicable record date for such shares or other property of the Company, including the costs of bookkeeping and accounting services;

(h)	all expenses incurred by our Manager or its designee in its capacity as the Operating Partnership’s “partnership representative” or by any “designated individual” of the Operating Partnership or any similar roles;

(i)	the costs and expenses relating to meetings of, or reporting to, our Manager’s Investment Committee, if any, incurred on our behalf;

(j)	the costs and expenses of technology related to research and monitoring of our investments, including, without limitation, market information systems and publications, research publications and materials, including, without limitation, new research and quotation equipment and services;

(k)	all technology related expenses, including, without limitation, (x) any computer software or hardware, electronic equipment or purchased information technology services from third-party vendors or (y) reasonable expenses of affiliates or (z) technology service providers and related software/hardware utilized in connection with our accounting, investment and operational activities;

(l)	travel and entertainment expenses associated with investigating, evaluating, acquiring, making, monitoring, managing or disposing of investments incurred by any person responsible for matters related to the Company, including personnel of Sponsor and its affiliates, and ordinary travel expenses for third-party legal and other service professionals in connection with services provided to us;

(m)	any taxes, fees or other governmental charges levied against us or our subsidiaries and all expenses incurred in connection with any tax filing, tax audit, investigation, settlement or review of the Company or any of our subsidiaries;

(n)	interest on and fees and expenses relating to borrowings of the Company and its subsidiaries;

(o)	expenses related to the formation of any subsidiary or entity formed for the purpose of acquiring or holding any investment;

(p)	costs of risk management services and insurance for the Company, our subsidiaries and their investments, including insurance to protect our Sponsor, our Manager and their affiliates in connection with the performance of activities related to us;

(q)	expenses incurred in connection with any amendment to our joint venture agreements or any similar arrangements with co-investors or soliciting any consent or approval related thereto;

(r)	fees, costs and expenses incurred in connection with communications by us with our investors (including, without limitation, any software or online data portal);

(s)	fees, costs and expenses incurred in connection with government and regulatory filings, including, without limitation, this offering statement on Form 1-A, annual reports on Form 1-K, semi-annual reports on Form 1-SA, current reports on Form 1-U, special financial reports on Form 1-K and Form 1-SA; and exit reports on Form 1-Z;

(t)	fees, costs and expenses relating to defaulting joint venture partners or co-investors;

(u)	expenses incurred in connection with liquidating the Company or any of our subsidiaries;

(v)	the costs of any third parties retained to provide services to us or any of our subsidiaries; and

(w)	all other expenses not specifically provided for above that are incurred by our Manager (or its affiliates) in connection with operating the Company, any subsidiary of the Company organized for the purpose of holding Company assets, or performing the duties of our Manager as described in this section entitled “Management.”

For the avoidance of doubt, our Manager will not be reimbursed for (i) office overhead of our Manager or its affiliates, (ii) compensation of our Sponsor’s employees (except as otherwise provided above), or (iii) travel expenses of our Sponsor’s employees that are not related to the Seed Assets or other Company matters.

“Formation and Offering Expenses” means all fees and out-of-pocket expenses incurred in connection with the formation of the Company and our Operating Partnership and the consummation of any offering by the Company or any of our subsidiaries, including, without limitation, all fees and expenses incurred in connection with the offer and sale of our shares of common stock or units of our Operating Partnership in this offering, including, without limitation, travel, legal, accounting (and to the extent that any lawyers, accountants or other professionals who are employees or contractors of Related Parties perform legal, accounting or other services in connection with any of the foregoing in lieu of or in conjunction with external legal counsel, auditors or third party professional service providers, our Sponsor or Manager is allowed to include a reasonable fee for such services; provided that the amounts charged for such employee and contractor charge-back services are reasonable in our Manager’s reasonable discretion and such reimbursement corresponds only to the portion of such employees’ business time spent on Company matters), filings, the cost of preparing the offering materials and the documentation in connection with the formation of the Company and our Operating Partnership, and all other expenses incurred by the Company or any of Related Party in connection with the offer and sale of our shares of common stock (or units of our Operating Partnership).

Liability and Indemnification

Pursuant to the management agreement, our Manager will not assume any responsibility other than to render the services called for thereunder in good faith. Our Manager will not be responsible for any action of our board of directors in following or declining to follow its advice or recommendations, including as set forth in the investment guidelines. Our Manager will maintain a contractual as opposed to a fiduciary relationship with us. However, to the extent that employees of our Sponsor also serve as our officers or directors, such officers and directors will owe us duties under Maryland law in their capacity as officers and directors, which may include the duty to exercise reasonable care in the performance of such officers’ or directors’ responsibilities, as well as the duties of loyalty, good faith and candid disclosure.

Under the terms of the management agreement, our Manager and its affiliates, and any of their members, stockholders, managers, partners, personnel, officers, directors, employees, consultants and any person providing sub-advisory services to our Manager, will not be liable to us, our directors, stockholders, partners or members for any acts or omissions (including errors that may result from ordinary negligence, such as errors in the investment decision-making process or in the trade process) performed in accordance with and pursuant to the management agreement, except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of their duties under the management agreement, as determined by a final non-appealable order of a court of competent jurisdiction. We have agreed to indemnify our Manager, its affiliates and any of their officers, stockholders, members, partners, managers, directors, personnel, employees, consultants and any person providing sub-advisory services to our Manager with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of our Manager not constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties, arising from acts or omissions performed in good faith in accordance with and pursuant to the management agreement. Our Manager has agreed to indemnify us, our directors, officers, stockholders, partners or members and any persons controlling us with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts or omissions of our Manager constituting bad faith, willful misconduct, gross negligence or reckless disregard of its duties under the management agreement or any claims by our Sponsor’s employees relating to the terms and conditions of their employment by Sponsor. Notwithstanding the foregoing, our Sponsor may carry errors and omissions and other customary insurance coverage upon the completion of this offering. Insofar as the foregoing provisions permit indemnification of directors, officers, or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, our charter provides that the Company will indemnify Max Levine and John Chaffetz (whether or not the management agreement is still in force and regardless of whether such individual(s) is still affiliated with our Manager and/or Sponsor at the time) for any costs or expenses incurred in connection with any non-recourse carveout guaranty that Messrs. Levine and Chaffetz may enter into on behalf of the Company unless such costs or expenses arise directly from acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties by the indemnified party.

Management Team

Pursuant to the terms of the management agreement, our Manager is required to provide us with a portion of our management team, including a chief executive officer and president and such other positions as requested by our board of directors, along with appropriate support personnel, to provide the management services to be provided by our Manager to us. None of the officers or employees of our Sponsor are dedicated exclusively to us. Members of our management team are required to devote such time as is necessary and appropriate commensurate with the level of our activity.

Our Manager is required to refrain from any action that, in its sole judgment made in good faith, (a) is not in compliance with the investment guidelines, (b) would adversely and materially affect our qualification as a REIT under the Code or our status as an entity intended to be excluded or exempted from investment company status under the Investment Company Act, or (c) would violate any law, rule or regulation of any governmental body or agency having jurisdiction over us or that would otherwise not be permitted by our charter or bylaws. If our Manager is ordered to take any action by our board of directors, our Manager will promptly notify our board of directors if it is our Manager’s judgment that such action would adversely and materially affect such status or violate any such law, rule or regulation or our charter or bylaws. Our Manager, its affiliates and any of their members, stockholders, managers, partners, personnel, officers, directors, employees, consultants and any person providing sub-advisory services to our Manager will not be liable to us, our board of directors, our stockholders, partners or members, for any act or omission by our Manager or any of its affiliates, except as provided in the management agreement.

Term and Termination

The management agreement provides that our Manager will serve as our manager for an initial term of fifteen (15) years commencing on the initial closing of this offering, with automatic one-year renewal terms starting on the expiration of the initial term, unless the agreement is terminated and not renewed upon 180 days’ notice to our Manager upon the affirmative vote of the board of directors based upon: (a) our Manager’s unsatisfactory performance that is materially detrimental to us; or (b) a determination that the management fee payable to our Manager is not fair, subject to our Manager’s right to prevent termination based on unfair fees by accepting a reduction of management fee agreed to by at least two-thirds of our board of directors. In addition, our Manager may be removed at any time by our board of directors or by our stockholders for “Cause” (as defined below), or may choose to withdraw as manager, under certain circumstances.

Our stockholders may remove our Manager, but only with 30 days prior written notice for “Cause” following the affirmative vote of two-thirds of our stockholders. “Cause” is defined as:

•	our Manager’s continued breach of any material provision of the management agreement following a period of 30 days after written notice thereof (or 45 days after written notice of such breach if our Manager, under certain circumstances, has taken steps to cure such breach within 30 days of the written notice);

•	the commencement of any proceeding relating to the bankruptcy or insolvency of our Manager, including an order for relief in an involuntary bankruptcy case or our Manager authorizing or filing a voluntary bankruptcy petition;

•	our Manager committing fraud against us, misappropriating or embezzling our funds, or acting, or failing to act, in a manner constituting bad faith, willful misconduct, gross negligence or reckless disregard in the performance of its duties under the management agreement; provided, however, that if any of these actions is caused by an employee, personnel and/or officer of our Manager or one of its affiliates and our Manager (or such affiliate) takes all necessary and appropriate action against such person and cures the damage caused by such actions within 30 days of our Manager’s actual knowledge of its commission or omission, the management agreement will not be terminable; in addition, if our Manager (or such affiliate) diligently takes necessary and appropriate action to cure the damage caused by such actions in the first 30 days of our Manager’s actual knowledge of its commission or omission, our Manager (or such affiliate) will have a total of 180 days in which to cure such damage before the management agreement will become terminable; or

•	the dissolution of our Manager.

Our Manager may assign the agreement in its entirety or delegate certain of its duties under the management agreement to any of its affiliates without the approval of our board of directors so long as our Manager remains liable for any such affiliate’s performance. In addition, a change of control of our Manager or Sponsor does not constitute an assignment of the management agreement and will not require the approval of our board of directors.

Our Manager may terminate the management agreement if we become required to register as an investment company under the Investment Company Act, with such termination deemed to occur immediately before such event. Our Manager may decline to renew the management agreement by providing us with 180 days’ written notice prior to the expiration of the initial term or the then current automatic renewal term. In addition, if we default in the performance of any material term of the agreement and the default continues for a period of 30 days after written notice to us specifying such default and requesting the same be remedied in 30 days, our Manager may terminate the management agreement upon 60 days’ written notice.

We may not assign our rights or responsibilities under the management agreement without the prior written consent of our Manager, except in the case of assignment to another REIT or other organization which is our successor, in which case such successor organization will be bound under the management agreement and by the terms of such assignment in the same manner as we are bound under the management agreement.

Management Compensation and Expense Reimbursements

Our Manager and its affiliates will receive fees and expense reimbursements for services relating to this offering and the investment and management of our assets, including a quarterly Asset Management Fee. See “Management Compensation” for a detailed explanation of the fees payable to our Manager and its affiliates and see above for the expenses payable to our Manager and its affiliates. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of shares of our common stock.

Allocation of Investment Opportunities

Our Sponsor may in the future sponsor other investment vehicles that compete with us, and our Sponsor does not have an exclusive management arrangement with us; however, our Sponsor has adopted a policy for allocating investments between different entities that it sponsors with similar investment strategies.

If a sale, financing, investment or other business opportunity would be suitable for more than one investment vehicle, our Manager’s Investment Committee will allocate it according to the policies and procedures adopted by our Manager. Any allocation of this type may involve the consideration of a number of factors that our Sponsor’s real estate professionals may determine to be relevant, including:

•	the investment objectives and criteria of our Sponsor’s various investment vehicles;

•	the cash requirements of our Sponsor’s various investment vehicles;

•	the effect of the investment on the diversification of the portfolios of our Sponsor’s various investment vehicles by type of investment, and risk of investment;

•	the policy of our Sponsor’s various investment vehicles relating to leverage;

•	the anticipated cash flow of the asset to be acquired;

•	the income tax effects of the purchase on our Sponsor’s various investment vehicles;

•	the size of the investment; and

•	the amount of funds available to our Sponsor’s various investment vehicles.

However, to the extent we have sufficient capital to acquire a property within the Neighborhood that our Manager has determined to purchase, our Sponsor will allocate that property to us.

Support Agreement

Our Manager has entered into a support agreement with our Sponsor. Pursuant to this agreement, our Manager will be provided with access to, among other things, our Sponsor’s portfolio management, asset valuation, risk management and asset management services as well as administration services addressing legal, compliance, investor relations and information technologies necessary for the performance by our Manager of its duties in exchange for a fee representing our Manager’s allocable cost for these services. The fee paid by our Manager pursuant to the support agreement will not constitute a reimbursable expense under the management agreement. However, under the support agreement, our Sponsor will be entitled to receive reimbursement of expenses incurred on behalf of us or our Manager that we are required to pay to our Manager under the management agreement.

Manager’s Investment Committee

The Manager’s Investment Committee is a standing committee, established to assist our Manager in fulfilling its oversight responsibilities by (1) considering and approving of each investment made by us, (2) establishing our investment guidelines and overseeing our investments, and the investment activity of other accounts and funds held for our benefit and (3) overseeing the investment activities of certain of our subsidiaries. The Manager’s Investment Committee will initially consist of three members, each of whom have been appointed by our Manager, who will serve until such time as such Manager’s Investment Committee member resigns or is replaced by our Manager, in its sole and absolute discretion. The initial Manager’s Investment Committee is comprised of John Chaffetz, Max Levine and Bruce Strohm. To protect the interests of our stockholders, principal transactions will be required to be approved a majority of the Independent Directors. See “Conflicts of Interest and Related Party Transactions—Certain Conflict Resolution Measures—Our Policies Relating to Conflicts of Interest.” The Manager’s Investment Committee may request information from third parties in making its recommendations.

MANAGEMENT COMPENSATION

Our Manager and its affiliates will receive fees, distributions and expense reimbursements for services relating to this offering and the investment and management of our assets. The items of compensation are summarized in the following table. Neither our Manager nor its affiliates will receive any selling commissions or dealer manager fees in connection with the offer and sale of shares of our common stock.

Form of Compensation and Recipient	Determination of Amount	Estimated Amount

Offering Stage

Reimbursement of Formation and Offering Expenses — Manager

Our Manager has paid and will continue to pay offering expenses on our behalf in connection with the offering of our common stock, such as third-party legal, accounting, marketing and other similar expenses. We will reimburse our Manager, without interest, for Formation and Offering Expenses incurred on our behalf before and after commencement of this offering. We will reimburse our Manager up to an aggregate amount of $600,000 from cash received from the Seed Asset Owner in connection with the contribution of the Seed Assets. Thereafter, reimbursement payments will be made in monthly installments at the rate of no more than 0.5% of the aggregate gross offering proceeds raised through that month. For example, after the Manager receives the initial reimbursement of $600,000, if in a given month the offering proceeds raised to date equal to $500,000, the maximum reimbursement required for that month is $2,500. Excess costs (for example, any unpaid expenses accumulated beyond the 0.5% of the aggregate gross offering proceeds raised to date) will be rolled forward to subsequent months and the time frame for paying the Manager for Formation and Offering Expenses will be extended until paid in full.

The exact number of months for which payment is due will be determined ultimately by the amount of Formation and Offering Expenses in relation to the offering proceeds we raise.

We expect to incur up to $750,000 in expenses in connection with this offering and our formation. As of June 30, 2019, the amount incurred was approximately $513,000.

Acquisition and Development Stage

Acquisition Fee – Manager	We will pay up to 2.0% of the amount of the property purchase price to our Manager or its affiliates, including the Seed Assets.	Actual amounts are dependent upon the purchase price of assets we acquire; we cannot determine these amounts at the present time. We expect the Acquisition Fee payable upon the acquisition of the Seed Assets to be as follows: (i) $156,000 on 1461 W. Sunset Blvd, (ii) $180,000 on 1412 Echo Park Ave, and (iii) $185,000 on 1650 Echo Park Ave.

Reimbursement of Acquisition Expenses — Manager	We reimburse our Manager for actual expenses incurred in connection with the selection and acquisition of an investment, to the extent not reimbursed by a joint venture partner with which we acquire a property, if any, whether or not we ultimately acquire or originate the investment. See “Our Manager and the Management Agreement—Management Agreement—Expense Reimbursement Policies.”	Actual amounts are dependent upon the assets pursued by our Manager for our benefit, which is also somewhat dependent on the amount of offering proceeds we raise (and the amount of leverage we employ). We cannot determine these amounts at the present time.

Repayment of Bridge Equity or Loan — Sponsor or its Affiliate	Our Sponsor or an affiliate may make short-term bridge loans or provide bridge equity to us or our Operating Partnership in order to fund the acquisition of real estate investments. The interest rate to be charged by our Sponsor or its affiliate will be the same rate that our Sponsor or its affiliate pays on any loan facilities it has that support the bridge equity or loans made to us. If at any time our Sponsor or one of its affiliates is funding bridge equity or loans to us from its own capital, our Manager will determine a reasonable interest rate to be charged on such bridge equity or loan, solely in its reasonable discretion. Although proceeds from any source can generally be used for any purpose in the discretion of our Manager, generally additional proceeds raised from subscriptions of our common stock pursuant to this offering will be used to pay down any bridge equity or loan to our Sponsor or its affiliates.	Actual amounts borrowed are dependent upon the amount of subscriptions by the public for our common stock and the amounts required to purchase real estate investments, many of which are not yet identified. Therefore, we cannot determine the amount of any bridge loans or bridge equity that will be made to us by our Sponsor or its affiliates or the amount of interest that we will pay associated with such loans or equity.

Warehousing Fee – Sponsor or its Affiliate	We will not charge a Warehousing Fee in connection with the acquisition of our Seed Assets that have been warehoused on our behalf by the Seed Asset Owner. However, when we purchase future assets, we will pay a Warehousing Fee equal to a 1.50% spread above our Sponsor’s or its affiliates’ cost of capital (per annum) with respect to the period of time the asset is warehoused, plus any transaction costs in connection with the acquisition.	Actual amounts are dependent upon the assets pursued by our Manager for our benefit, which is also somewhat dependent on the amount of offering proceeds we raise (and the amount of leverage we employ). We cannot determine these amounts at the present time.

Operational Stage

Asset Management Fee — Manager	Quarterly Asset Management Fee equal to an annualized rate of 1.50%, which will be based on actual gross offering proceeds raised, including proceeds from sales of shares of common stock under the Plan and any proceeds (or the value of the OP Units, in the case of exchanges) from sales or exchanges of OP Units by our Operating Partnership, as of the end of each prior quarter through the end of the Introductory Period, and thereafter will be based on our NAV (on a consolidated basis) at the end of each prior quarter.	Actual amounts are dependent upon the offering proceeds we raise (and any leverage we employ) and the results of our operations; we cannot determine these amounts at the present time.

Property Management Fee — Property Manager	Monthly property management fee equal to 5.0% of property-level income. Direct property management expenses (e.g., property management personnel, expenses related to leasing including leasing services that may be provided by the Property Manager and professional services) to be allocated back to the properties.	Actual amounts are dependent upon the number of assets we acquire and results of property operations; we cannot determine these amounts at the present time.

Annual Performance Distribution – Special Profit Share Entity	If the total return to stockholders in any calendar year exceeds 6.0% per annum, the Special Profit Share Entity will be entitled to receive an annual performance distribution equal to 12.5% of the excess total return. “Total return” is comprised of the change in NAV per share plus dividends per share. In the event the NAV per share decreases below $10.00, the annual performance distribution will not be earned on any increase in NAV per share up to $10.00.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Reimbursement of Other Operating Expenses — Manager	We will reimburse our Manager for out-of-pocket third-party expenses in connection with providing services, including, legal, accounting, auditing, consulting and other fees and expenses, financing commitment fees, real estate title and appraisal costs, valuation expense, and printing, but not including ordinary overhead and administrative expenses of our Manager and its affiliates, except to the extent provided in our bylaws or the operating agreement of our Operating Partnership and described herein. We will also reimburse our Manager for compensation expenses including employee and contractor charge-backs, attributable to the services of Related Parties who perform legal, accounting and asset management services for the Company, in the event that our Manager engages such professionals to perform such services in lieu of (or in addition to) the engagement of a third-party to provide such services, provided that (i) the amounts charged for such services are reasonable in our Manager’s reasonable discretion, and (ii) the reimbursement corresponds only to the portion of such professionals’ business time spent directly on such Company matters. The expense reimbursements will also include expenses incurred by our Sponsor in the performance of services under the Shared Services Agreement between our Sponsor and our Manager. See “Our Manager and the Management Agreement—Management Agreement—Expense Reimbursement Policies” for a more complete description of which expenses will be reimbursed by us.	Actual amounts are dependent upon the results of our operations; we cannot determine these amounts at the present time.

Liquidation/Listing Stage

Exit Performance Distribution – Special Profit Share Entity	We expect to be managed as a perpetual vehicle. However, upon the occurrence of a Liquidity Event, the Special Profit Share Entity will be entitled to an exit performance distribution equal to 10% of the total return of the REIT in excess of an annualized non-compounded 6.0% return to our stockholders over the life of the Company.	Actual amount is dependent on our performance over time, the occurrence of a liquidation or merger event, and the amounts realized pursuant to such event; therefore, we cannot determine this amount at the present time. In the event we list our common stock on a national securities exchange or a similar transaction, the total return of the REIT will be based on the closing market price on the day of the IPO calculated against the weighted average of the actual subscription price for our stock plus an amount equal to the dividends paid to stockholders prior to the IPO.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our shares of common stock as of the date of this offering circular for each person or group that holds more than 5.0% of our common stock, for each director and executive officer of us and our Sponsor and for the directors and executive officers of us and our Sponsor as a group. To our knowledge, each person that beneficially owns our common stock has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at Nico Echo Park, Benefit Corp., 1115 W. Sunset Blvd., #801, Los Angeles, CA 90012.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned	Percent of All Shares
John Chaffetz (2)	50	50
Max Levine (2)	50	50
All directors and executive officers of the Company our Sponsor as a group (5 persons)	100	100	*

*	Represents less than 1.0% of our outstanding common stock.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	In connection with our formation, John Chaffetz and Max Levine each purchased 50 shares of common stock at a per share price of $10.00. At or near the time this offering is qualified, members of the Special Profit Share Entity, which is an affiliate of our Sponsor and includes members of our Sponsor’s management team, will acquire at least 526,316 OP Units at a per unit price of $9.50.

CONFLICTS OF INTEREST AND RELATED PARTY TRANSACTIONS

We are subject to various conflicts of interest arising out of our relationship with our Manager, our Sponsor and their affiliates. We discuss these conflicts below and conclude this section with a discussion of the corporate governance measures we have adopted to mitigate some of the risks posed by these conflicts.

Formation Transactions

Our Seed Assets have been originated and warehoused by our Sponsor or its affiliates. We will acquire 100% of the Seed Assets for a combination of (i) cash and (ii) OP Units to be issued in a private placement to the members of the Seed Asset Owner. Certain members of the Seed Asset Owner, including members of our Sponsor’s management team, will own interests in the Special Profit Share Entity. Certain members of the Special Profit Share Entity have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset Owner and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

1461 W. Sunset Blvd was acquired by one of the Seed Asset Owner from third parties not affiliated with our Sponsor on March 28, 2019. The contractual purchase price paid by the Seed Asset Owner was $7,800,000 and the total cost of 1461 W. Sunset Blvd, including transaction and financing costs, the Acquisition Fee, and capital required to improve the asset in line with the business plans is approximately $8,957,900 (consisting of $4,535,900 in equity and by assuming a loan in the amount of $4,422,000 encumbering the property).

1412 Echo Park Ave was acquired by one of the Seed Asset Owner from a legacy partnership co-managed by John Chaffetz on July 1, 2019. John Chaffetz did not participate in the negotiation of the Purchase and Sale Agreement, which our Sponsor believes represents a fair market price and other contract terms for the asset. The contractual purchase price for 1412 Echo Park Ave is $9,000,000 and the total cost of 1412 Echo Park Ave, including transaction and financing costs, the Acquisition Fee, and capital required to improve the asset in line with the business plans is approximately $9,750,000 (consisting of $5,282,014 in equity and by assuming a loan in the amount of $4,467,986 encumbering the property).

1650 Echo Park Ave was acquired by one of the Seed Asset Owner from third parties not affiliated with our Sponsor on July 1, 2019. The purchase price paid by the Seed Asset Owner was $9,250,000 and the total cost of 1650 Echo Park Ave, including transaction and financing costs, the Acquisition Fee, and capital required to improve the asset in line with the business plans is approximately $9,924,000 (consisting of $5,033,497 in equity and by assuming a loan in the amount of $4,890,503 encumbering the property).

The Seed Asset Owner will contribute $14,851,411 (approximately $4,535,900 for 1461 W. Sunset Blvd, $5,282,014 for 1412 Echo Park Ave and $5,033,497 for 1650 Echo Park Ave) representing all of its equity interests in the Seed Assets to our Operating Partnership in exchange for cash and OP Units. Our Sponsor believes we will have sufficient proceeds to fund the entire cash portion of the purchase price of the Seed Assets (including the planned renovations) shortly before or after the qualification of this offering. However, to the extent we do not have sufficient cash available to fund the acquisition of the Seed Assets by our Operating Partnership, our Manager may determine to fund any shortfall through a bridge loan or bridge equity funded by an affiliate of our Sponsor or an unaffiliated investor or lender. As proceeds are raised pursuant to this offering, such proceeds will initially be used to repay the bridge loan or bridge equity, if any, until it is paid in full. We expect to use excess net proceeds, if any, to pay for (i) unit upgrades and certain common area upgrades (ii) acquisition fees of $521,000 paid to our Sponsor, (iii) Formation and Offering Expenses and (iv) fees to transfer the assumed debt to the Operating Partnership, with the remainder of proceeds, if any, to be used at our discretion.

We will not be charged a warehousing fee in connection with the acquisition of our Seed Assets that have been warehoused on our behalf by the Seed Asset Owner. Instead, our Operating Partnership will acquire the Seed Assets for the same purchase price paid by the Seed Asset Owner.

We did not conduct arm’s-length negotiations with the parties involved regarding the terms of the formation transactions. In the course of structuring the formation transactions, our Sponsor’s management team had the ability to influence the terms of the formation transactions.

For more detailed information regarding the terms of the formation transactions, including the benefits to related parties, see “Business and Properties.”

Our Affiliates’ Interests in Other Sponsor-affiliated Entities

General

The officers and directors of our Manager and the key real estate professionals of our Sponsor who perform services for us on behalf of our Manager are also officers, directors, managers, and/or key professionals of our Sponsor. These persons have legal obligations with respect to those entities that are similar to their obligations to us. In the future, these persons and other affiliates of our Sponsor may organize other real estate-related programs and acquire for their own account real estate-related investments that may be suitable for us, including other Neighborhood REITsTM. In addition, our Sponsor may grant equity interests in our Manager to certain management personnel performing services for our Manager.

Allocation of Investment Opportunities

We rely our Manager’s Investment Committee to identify suitable investments for us; however, other entities affiliated with our Sponsor also rely on these same key real estate professionals. Therefore, we may compete with the other entities that our Sponsor may advise or own interests in, for opportunities to acquire, lease, finance, or sell investments. As a result of this competition, certain investment opportunities may not be available to us.

Should a potential conflict of interest arise with respect to the allocation of investment opportunities among the funds, our Sponsor’s (or its affiliate’s) investment team will allocate the opportunity among any particular fund(s) with available capital. The allocation of investment opportunities will be determined by the stated investment objectives and targeted return objectives of the particular fund(s). As part of this process, the following factors will be considered, based on their applicability:

•	size of the potential equity investment,

•	the type of asset(s),

•	the length of targeted hold period of the asset(s),

•	risk profile of the investment opportunity,

•	geographic location of the asset(s), and/or

•	any other factors specific to the investment opportunity.

If as a result of this review, the investment team determines that an investment opportunity may be allocated to more than one fund, a “rotation” process may be utilized whereby funds with available capital will be allocated the investment opportunity in a manner that rotates among such funds in a specified order.

However, to the extent we have sufficient capital to acquire a property within the Neighborhood that our Manager has determined to purchase, our Sponsor will allocate that property to us.

Allocation of Our Affiliates’ Time

We rely on our Sponsor’s key real estate professionals who act on behalf of our Manager, including Max Levine and John Chaffetz, for the day-to-day operation of our business. Max Levine and John Chaffetz are also managing members of our Sponsor. As a result of their interests in other affiliates of our Sponsor, their obligations to other investors and the fact that they engage in and will continue to engage in other business activities on behalf of themselves and others, Max Levine and John Chaffetz will face conflicts of interest in allocating their time among us, our Manager and other affiliates of our Sponsor and other business activities in which they are involved. However, we believe that our Manager and its affiliates have sufficient real estate professionals to fully discharge their responsibilities to the affiliates of our Sponsor for which they work.

In particular, the Sponsor intends to promote the Neighborhood Model and sponsor multiple externally managed REITs similar to the Company. Max Levine expects to commit substantially all of his time to overseeing the Sponsor and its investments. John Chaffetz remains a managing member of his legacy business, Timberlane Partners, and has a continuing obligation to manage it and investments that Timberlane Partners have sponsored. This time commitment is not for a fixed or specified amount of time.

Payment of Certain Fees and Other Compensation to our Manager and its Affiliates

Our agreements between us and our Manager are not the result of arm’s-length negotiations. As a result, the fees and expense reimbursements (including with respect to employee and contractor charge-backs) we agree to pay pursuant to these agreements may exceed what we would pay to an independent third party.

The timing and nature of the fees our Manager will receive from us could create a conflict of interest between our Manager and our stockholders. Specifically, our Manager is responsible for the calculation of our NAV on a consolidated and fully-diluted basis, including OP Units, and the Asset Management Fee we pay to our Manager will be based on our then-current NAV (on a consolidated basis) following the Introductory Period.

Among other matters, the compensation arrangements could affect the judgment of our Manager’s personnel with respect to:

•	the continuation, renewal or enforcement of our agreements with our Manager and its affiliates, including the management agreement;

•	whether and when we seek to list our common stock on a stock exchange or other trading market;

•	the decision to adjust the value of our real estate portfolio or the value of certain portions of our portfolio of other real estate-related assets, or the calculation of our NAV;

•	public offerings of equity by us, which may result in increased Asset Management Fees to our Manager;

•	an incentive to make investments that are riskier or more speculative if performance is lagging than if our Manager were compensated on a basis not tied to our performance; and

•	benefiting from management fees that we will pay even if we are not profitable. Among other things, this arrangement may incentivize our Manager to maintain the existence of the investments rather than dispose of assets for the purpose of maintaining the payment of management fees.

In addition, the Asset Management Fee paid to our Manager is based on our NAV on a consolidated and fully-diluted basis, which is calculated by our Manager’s internal accountants and asset management team in accordance with our valuation guidelines. Appraisals of our properties, if any, and valuations of our investments in other real estate-related assets, which are two components used to calculate our NAV, are only estimates of fair value and may not correspond to realizable value upon a sale of those assets. However, our Manager is ultimately responsible for the determination of our NAV. Because our Manager is responsible for calculating our NAV, our Manager could be motivated to establish our NAV at amounts exceeding realizable value due to the impact of higher valuations on the compensation to be received by our Manager.

We will pay an Asset Management Fee to our Manager regardless of the quality of the services it provides during the term of the management agreement. Our Manager, however, has a contractual obligation to us based on the management agreement. Our Manager may only be terminated by our stockholders for Cause. See “Management—Term and Removal of Manager” for more details.

No Independent Underwriter

As we are conducting this offering without the aid of an independent underwriter, you will not have the benefit of an independent due diligence review and investigation of the type normally performed by an independent underwriter in connection with the offering of securities. See “Plan of Distribution.”

Certain Conflict Resolution Measures

Independent Directors

Our bylaws require that we have at least two Independent Directors. To protect the interests of our stockholders, if our Sponsor, our Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted, the Independent Directors on our board are required to review and approve such transactions.

With the exception of our acquisition of the Seed Assets from the Seed Asset Owner, our Manager is only authorized to execute principal transactions with the prior approval of a majority of the Independent Directors and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. We define a “principal transaction” as: (i) a transaction between our Sponsor, our Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand, and (ii) a transaction where two or more members of the Manager’s Investment Committee are interested parties.

Our Policies Relating to Conflicts of Interest

In addition to our Manager’s investment allocation policies described above, we have adopted the following policies prohibiting us from entering into certain types of transactions with respect to future investments with our Manager, our Sponsor, their officers or any of their affiliates in order to further reduce the potential for conflicts inherent in transactions with affiliates. Notwithstanding the foregoing, the purchase of our Seed Assets from the Seed Asset Owner was not approved, nor reviewed, by the Independent Directors.

Pursuant to these conflicts of interest policies, we may not engage in the following types of transactions unless such transaction is approved by a majority of the Independent Directors:

•	sell or lease any investments to our Manager, our Sponsor, their officers or any of their affiliates; or

•	acquire or lease any investments from our Manager, our Sponsor, their officers or any of their affiliates.

We may, however, purchase an investment from an entity affiliated with our Sponsor in the event that such entity initially acquires an investment that is suitable for us at a time when we are unable to do so, with the intention of providing us the opportunity to acquire the investment at a later date when we are able to acquire the investment. Other than with respect to the acquisition of our Seed Assets, we will not purchase investments from an entity affiliated with our Sponsor in these circumstances without a determination by the Independent Directors that such transaction is fair and reasonable to us and at a price to us that is not materially greater than the cost of the asset to the applicable entity affiliated with our Sponsor.

In addition, pursuant to these conflicts of interest policies, we will neither make any loans to our Manager, our Sponsor, their officers or any of their affiliates nor borrow money from our Manager, our Sponsor, their officers or any of their affiliates, except as otherwise provided in the offering circular or unless approved by a majority of the Independent Directors. These restrictions on loans will only apply to advances of cash that are commonly viewed as loans, as determined by the Manager. By way of example only, the prohibition on loans would not restrict advances of cash for legal expenses or other costs incurred as a result of any legal action for which indemnification is being sought nor would the prohibition limit our ability to advance reimbursable expenses incurred by our Manager, our Sponsor, their officers or any of their affiliates. Notwithstanding the above, from time to time we may borrow from our Sponsor at a rate that is the lesser of (a) market or (b) our Sponsor’s cost of capital.

These conflicts of interest policies may be amended at any time in our Manager’s discretion.

Related Party Loans and Warehousing of Assets

If we have sufficient funds to acquire only a portion of a real estate investment then, in order to cover the shortfall, we may obtain a related party loan from our Sponsor or its affiliates. Each related party loan will be an unsecured obligation of ours, that is payable solely to the extent that such related party loan remains outstanding. As we sell additional shares of common stock in this offering, we will use the proceeds of such sales to pay down the principal and interest of the related party loan, reducing the payment obligation of the related party loan, and our obligation to the holder of the related party loan. We may also utilize related party loans, from time to time, as a form of leverage to acquire real estate assets. From time to time we may borrow from our Sponsor at a rate that is the lesser of (a) market or (b) our Sponsor’s cost of capital.

As an alternative means of acquiring investments for which we do not yet have sufficient funds, our Sponsor or its affiliates may close and fund a real estate investment prior to it being acquired by us. This ability to warehouse investments allows us the flexibility to deploy our offering proceeds as funds are raised. We may then acquire such investment at a price equal to the fair market value of such investment, provided that its fair market value is materially equal to its cost (i.e., the aggregate equity capital invested by our Sponsor or its affiliates in connection with the acquisition and during the warehousing of such investments, plus assumption of debt and any costs, such as accrued property management fees and transfer taxes, incurred during or as a result of the warehousing or, with respect to debt, the principal balance plus accrued interest net of any applicable servicing fees).

License Agreement

We will enter into a license agreement with our Sponsor effective upon the commencement of this offering, pursuant to which our Sponsor will grant us a nonexclusive, royalty free license to use the names “Nico”, “The Neighborhood Investment Company”, “Nico Echo Park”, “Neighborhood REIT.” Other than with respect to this license, we will have no legal right to use the “Nico”, “The Neighborhood Investment Company”, “Nico Echo Park”, “Neighborhood REIT” names. In the event that our Manager ceases to manage us, we would be required to change our name to eliminate the use of “Nico”, “The Neighborhood Investment Company”, “Nico Echo Park”, “Neighborhood REIT”.

INVESTMENT OBJECTIVES AND STRATEGY

Investment Objectives

Our investment objectives include providing our investors:

•	a stable and diverse source of income;

•	appreciation of our NAV over time through active and thoughtful asset management;

•	protection and preservation of investors’ capital;

•	implementation of the Neighborhood Model, including with respect to our social and environmental objectives;

•	portfolio diversification within the Neighborhood, in-line with the Neighborhood Model.

We may also seek to realize growth in the value of our investments by timing their sale to maximize value. However, we cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager will have substantial discretion with respect to the selection of specific investments, the management of our portfolio and the purchase and sale of our assets. Our Manager’s Investment Committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our stockholders.

Investment Strategy

The foundation of our investment strategy is to focus on the acquisition and management of multi-tenant rental housing, mixed-use, and commercial properties (the “Target Properties”) in the neighborhoods of Echo Park, Silver Lake, and proximate communities in Los Angeles, California (the “Neighborhood”). The Neighborhood in Los Angeles was specifically chosen for its suitability for implementing our “Neighborhood Model” under which Local Residents of the Neighborhood (whether or not residents of properties owned by us) can make incremental investments above their monthly housing expense (or rent paid to us, if the Local Resident lives in a property owned by the Company) own an equity interest in us alongside other non-local investors. The Neighborhood Model allows Local Residents to “build equity while renting” and benefit as long-term stakeholders in the ownership of our Company.

We intend to invest exclusively in the Neighborhood, and as a result we expect our positions to have a higher degree of geographic concentration relative to many other REITs. However, we believe that our focus on a specific market creates a unique investment opportunity. To our knowledge, there are not many, if any, traded or private REITs that allow investors to target a specific Neighborhood they believe to be attractive, and none that are specifically designed to encourage residents of that Neighborhood to participate in such investments, in our case through shares of our Class L common stock.

Our election to form as a benefit corporation tasks our board of directors and our Manager with a broader set of criteria for our success as a company, which includes consideration of the social and environmental impact of our activities, especially with respect to our impact on our stakeholders and the Neighborhood. We will utilize the broad commercial real estate investment experience and capabilities of our Sponsor’s management team to guide our investment decisions.

Neighborhood Model

We believe that rapidly increasing home values, lack of new housing supply and general economic conditions make it increasingly difficult for many individuals to own property today. Our vision is to create a new type of real estate ownership through a vehicle called a Neighborhood REITTM – a hyperlocal REIT, where Local Residents have the opportunity to build equity by investing in our common stock by making payments above their monthly housing expense (or rent paid to us, if the Local Resident lives in a property owned by the Company) and participate in the financial ownership and stewardship of a portfolio of real estate within a neighborhood.

The Neighborhood Model allows Local Residents in the Neighborhood the ability to own an equity interest in us alongside other non-local investors. The Neighborhood Model allows Local Residents to “build equity while renting” and benefit as long-term participants in the ownership of our Company. This unique model allows us to leverage the fundamental appeal of vibrant neighborhoods, strengthen communities and share economic benefit more broadly, which we believe has the potential to generate fundamentally stronger investment and social outcomes over the long term. Because the Local Residents have the opportunity to build equity within this flexible and transparent model, we believe that some of the underlying insecurity felt in many neighborhoods today can be transformed into a more aligned and long-term relationship – creating more value for Local Resident and non-local investors through a new form of mutually beneficial alignment.

The Neighborhood Model is one that requires scale for full expression and we believe that a carefully chosen set of core features will allow our first investments to demonstrate above-market level performance and lay the groundwork for the broader potential of the model. With the initial set of Seed Assets, we or our Sponsor expect to implement the following features: (1) fundamental aspects of the “build equity while renting” feature available to Local Residents (as discussed above); (2) renovation of common areas, and units as they are vacated (or as improvements are “opted into” by existing residents); and (3) preliminary versions of our Sponsor’s digital product, incorporating tools to facilitate digital account management. As we scale, subject to compliance with the applicable REIT rules, the Neighborhood Model also contemplates that affiliates of our Sponsor may eventually provide ancillary services in partnership with locally owned businesses that include laundry and dry-cleaning services, package receipt and delivery, pet care, concierge services, repairs and handyman services (beyond those provided by the Property Manager), moving and storage, and other convenience-oriented services. Our Sponsor expects to work with local businesses to help provide these and other vital local services we may provide in the future.

Specific potential benefits of the Neighborhood Model include:

•	Enhanced ability to work collaboratively with Class L stockholders who reside in our properties to reduce operational costs and improve the quality of life at our properties through shared incentives made possible by our accessible share structure.

•	Benefits associated with implementation of our social and environmental objectives. It is our view that such an approach, which pays specific attention to the broader social and environmental impact of our investment activities, will directly contribute to more valuable assets over time, and indirectly represents a type of amenity unto itself, because we believe that an increasing number of Local Residents of the Neighborhood are drawn to such a philosophy.

Use of Proceeds

We intend to use substantially all of the proceeds of this offering to originate, acquire, asset manage, operate, selectively leverage, and opportunistically sell stabilized, income-oriented, Target Properties in the Neighborhood through the acquisition of equity interests in such properties, and, to a lesser extent, invest in real estate debt and other real estate-related assets within the same asset classes. Examples of these additional investment classes include public and private real estate debt and real estate-related securities that have exposure to the multi-tenant rental and mixed-use housing sector including, but not limited to, CMBS, mortgages, loans, mezzanine, and other forms of debt, and may also include preferred equity. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. We may also acquire portions of properties or otherwise partner with other property-owners.

Liquid positions may also include other short-term investments such as money market instruments, cash and other cash equivalents (such as short-term debt instruments, including commercial paper, certificates of deposit, bankers’ acceptances, repurchase agreements, interest- bearing time deposits and credit rated corporate debt securities), or U.S. government or government agency securities. We believe these liquid real estate-related securities will help maintain sufficient liquidity to meet potential quarterly redemption requests under the Stockholder Redemption Plan and manage cash before investing subscription proceeds into properties while also providing us an attractive risk-adjusted investment return.

Investment Decisions and Asset Management

Within our investment policies and objectives, the management agreement gives the Manager and its Investment Committee substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. We believe that successful real estate investment requires the implementation of strategies that permit favorable purchases and originations, effective asset management, and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of our Sponsor’s team of real estate professionals with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and active management of each asset acquired.

We believe that active management is critical to creating value. We will continually re-evaluate the exit strategy of each asset in response to the performance of the individual asset, market conditions and our overall portfolio objectives to determine the optimal time to sell or refinance the asset.  To execute our disciplined investment approach, a team of our real estate professionals take responsibility for the business plan of each investment. The following practices summarize our investment approach:

•	Market Research – The investment team completes exhaustive market diligence on demographics, employment drivers, competing properties, and capital market activity.

•	Physical Research – The investment team engages third-party property condition, environmental, zoning and code compliance, and building systems assessments to identify prospective investment deferred maintenance items and to validate capital requirement assumptions.

•	Underwriting Discipline – We follow a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for appreciation, potential for principal loss, income tax considerations and liquidity. Only those assets meeting our investment criteria will be accepted for inclusion in our portfolio. In an effort to keep an asset in compliance with those standards, the underwriting team remains involved through the investment life cycle of the asset and consults with the other internal professionals responsible for the asset.

•	Asset Management – Prior to the purchase of an individual asset or portfolio, our Manager’s acquisition team works in tandem with the asset management team to develop an asset business strategy. This is a forecast of the action items to be taken and the capital needed to implement the contemplated business plan in an attempt to achieve the anticipated returns. We review asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle. We have designed this process to allow for realistic yet aggressive enhancement of value throughout the investment period.

•	Social and Environmental Objectives – We measure the return of our investments not only with respect to traditional financial metrics, but with respect to the social and environmental impact as well. Employees of our Sponsor screen our investments for these additional criteria on an ongoing basis.

Opportunity and Market Overview

We believe that Los Angeles represents an ideal location for investment in multifamily and mixed-use properties in general, and especially within the context of the Neighborhood Model. The city broadly has one of the highest rental rates of any major city in the United States, with about 64.1% of all households renting (only Boston, New York, and Miami have higher renter-rates).21 That fact, coupled with chronic obstacles to new construction, has produced a sustained period of low vacancy, speaking to elevated demand for rental product (the vacancy rate dropped to about 3.7% in 2018).22 Within the submarket of the Neighborhood, demand appears to be especially strong. Midway through 2018, the top three submarkets with respect to unit absorption were Downtown LA, Koreatown, and Hollywood, submarkets that either include or are directly adjacent to the Neighborhood (Co-Star reports on thirty-six submarkets in total).23 Thus, even without the benefits of the Neighborhood Model, we aim to invest in some of the most favorable areas within an attractive region for multi-family and mixed-use investments.

21 Source: Where renters rules: https://www.zillow.com/research/cities-gaining-renters-20915/ 2.5.19

22 Source: Co-Star Multi-Family Market Report, 8.14.18, pg 95

23 Source: Co-Star Multi-Family Market Report, 8.14.18, pg 115

Research suggests that, broadly speaking, the desire to own a home remains very high among American renters, with down payment affordability cited as the main reason people cannot buy. In a recent study of 24,000 renters, 80% of those polled indicated that they seek to own a home, 72% indicated that they cannot do so because of the down payment, and 45% of those polled said they are not ready to “settle down.”24 Housing is especially out of reach in the Neighborhood and the broader Los Angeles market generally – based on average home prices and earning levels, the average renter in Los Angeles needs to save for 20.7 years to accumulate the estimated capital required for a down payment, eclipsed only by San Jose (23.9 years) and Austin (20.9 years).25

We believe that the Neighborhood Model offers a novel solution to this dilemma by enabling a Local Resident to immediately build equity in one’s housing through an investment in our common stock, which we view as a new alternative to traditional home ownership that does not require a down payment or incurrence of any personal borrowing (as through a mortgage), while still allowing for the traditional flexibility of renting. Based on what we believe is the clear demand for rental units in the Neighborhood and the desire to own property in general, we anticipate that there will be demand for units operated under the Neighborhood Model.

Market Opportunities

Our Neighborhood has attractive fundamentals while still offering relative affordability to other parts of the Los Angeles market, making it a prime target for multi-family investment. Roughly 30% of the population of Echo Park and Silver Lake is between the ages of 19 and 34. Although we are not focused exclusively on this age demographic, a youthful population speaks to vibrant commercial activity, cultural attractions, and a dynamic group of renters.26 At the same time, the average one-bedroom rent in Echo Park in 2018 was $1,780, compared to a city-wide average of $2,300. Population growth in the Neighborhood between 2010 and 2018 neared 7%, and given the relative affordability, high quality of life and cultural dynamism, and proximity to employment, we expect demand growth for rental product to continue.27

As mentioned in the subsection above entitled “Opportunity and Market Overview”, the Neighborhood had among the highest unit absorption in 2018 of any area in the Los Angeles metropolitan region. At the same time, Northeast Los Angeles is among the most supply constrained, averaging fewer than twenty unit deliveries per year according to Co-Star.28 This speaks to a pattern of opposition to large-scale development in the Neighborhood, which is a contributing factor in the relative shortage of traditional newly-constructed housing units. According to Co-Star, of the roughly 2,200 units located within a half-mile radius of the intersection of Echo Park Avenue and Sunset Boulevard, less than 10% are considered to be Class A, and more than 50% of the total units are considered to be Class C. We believe these statistics represent an opportunity for us to supply among the most desirable units in the Neighborhood, and it is our intention to do so at a variety of price points over time.

Our Neighborhood sits in close proximity to a number of major re-development projects. In 2016, the Los Angeles City council approved a $1.3 billion plan to restore and improve more than 700 acres along the 11-mile stretch of the Los Angeles River that runs directly to the east of the Neighborhood. The state of the Los Angeles River reflects more than fifty years of neglect, with miles of the river characterized by garbage and pollution, abandoned, unsafe, and unusable adjacent streets and parkland, and industrial projects of various uses. The current “greening” plan is expected to generate up to 18,000 jobs and at least $5 billion in development activity over the next ten to fifteen years, and substantially increase the amount of community-oriented recreational spaces along the river, including hiking, biking, and camping facilities.29 The first major park development that is actually under way, known as the 42-acre “Taylor Yard G2 River Park,” sits directly northeast of Echo Park, and will be connected to the Neighborhood by the associated Taylor Yard Bikeway and Pedestrian Bridge, where construction is expected to being in April 2019.30 The transformation of the Los Angeles River into a major recreational area, and the expected associated improvements to the immediately adjacent communities, may significantly improve the quality of life in the Neighborhood and provide a major benefit to our investments.

24 Source: https://www.apartmentlist.com/rentonomics/american-dream-homeownership-delayed-millennial-generation/

25 Source: https://www.apartmentlist.com/rentonomics/american-dream-homeownership-delayed-millennial-generation/

26 Source: http://maps.latimes.com/neighborhoods/age/19-34/neighborhood/list/

27 Source: https://www.zumper.com/blog/2018/09/map-los-angeles-neighborhood-rent-prices-fall-2018/

28 Source: Co-Star Multi-Family Market Report, 8.14.18, pg 80

29 Source: USC Price Study: https://www.cityprojectca.org/blog/wp-content/uploads/2016/05/USC-LA-River-FINAL-TCP-20160510.pdf

30 Source: https://la.curbed.com/2018/1/25/16929860/river-bridge-taylor-yard-studio-pali-fekete-architects

Since the passing of an Adaptive Reuse Ordinance in 1999, Downtown Los Angeles has become one of the most active areas for real estate capital investment in the United States, with $24.4 billion invested between 1999 and 2015. There are numerous high-profile redevelopment projects that have already been delivered in this area (LA Live, ROW DTLA), and many others under construction (Broadway Trade Center, Olive DTLA).31 We expect the resurgence of downtown Los Angeles to continue, and believe our Neighborhood to be among the most well-positioned residential areas to directly benefit from that pattern.

Although our Neighborhood does not overlap significantly with “Opportunity Zones” (OZs) created under the recently enacted TCJA, we are bordered by OZs immediately to the northeast in Glassell Park and Cypress Park, immediately to the west in East Hollywood and immediately to the southwest in MacArthur Park and Westlake. We anticipate these OZs to attract significant investment capital that is drawn to the associated tax incentives, and substantial investment in these areas may benefit our Neighborhood as well given the direct proximity.

Targeted Investments

Prior to acquiring an asset, our Manager’s Investment Committee will perform an individual analysis of the asset to determine whether it meets our investment guidelines. Our Manager’s Investment Committee will use the information derived from the analysis in determining whether the asset is an appropriate investment for us.

We intend to invest primarily in stabilized, income-oriented, Target Properties, but may invest in other real estate-related assets from time to time. These properties will be mostly existing properties. Generally, we will search for properties that offer steady cash-flow with the potential for capital appreciation with sound economic fundamentals.

We intend to hold our assets for a minimum of two years and potentially in excess of ten years from the completion of this offering, but may hold longer or sell sooner based on future market conditions or property performance. We believe that holding our assets for this period will enable us to capitalize on the potential for increased income and capital appreciation of such assets while also providing for a level of liquidity consistent with our investment strategy. Tax rules applicable to REITs may also influence our hold periods for each investment.

Investments in Real Property

In executing our investment strategy with respect to investments in real property, we will seek to invest in Target Properties that we believe will provide strong cash flow characteristics and steady appreciation. To the extent feasible, we will seek to satisfy our investment objectives of achieving attractive cash yields with the potential for capital appreciation as well as our non-financial social and environmental priorities. In making investment decisions for us, our Manager’s Investment Committee will consider relevant real estate property and financial factors, including the location of the property, its income-producing capacity, the prospects for long-term appreciation and its liquidity and income and REIT tax considerations.

We are not limited in the number or size of properties we may acquire or the percentage of net proceeds of this offering that we may invest in a single property. The number and mix of properties we acquire will depend upon real estate and market conditions and other circumstances existing at the time we acquire our properties and the amount of proceeds we raise in this offering.

Our investment in real estate generally will take the form of holding fee title or a long-term leasehold estate, and is expected to be most commonly owned directly through a “special purpose entity” wholly or jointly owned by our Operating Partnership. We may selectively acquire properties with joint venture partners. In addition, we may purchase properties and lease them back to the sellers of such properties. Although we will use our best efforts to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” so that we will be treated as the owner of the property for U.S. federal income tax purposes, the IRS could challenge such characterization. In the event that any such sale-leaseback transaction is recharacterized as a financing transaction for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed. See “Certain U.S. Federal Income Tax Considerations—Gross-Income Tests—Sale-Leaseback Transactions.”

Our obligation to purchase any property generally will be conditioned upon the delivery and verification of certain documents: environmental reports; surveys; evidence of marketable title subject to such liens and encumbrances as are acceptable to our Manager; financial statements and rent rolls covering recent operations of properties having operating histories; and title, property, liability, and other insurance policies.

31 Source: https://www.downtownla.com/images/reports/DCBID_MarketReport2016_Q3.pdf

We will not purchase any property unless and until we obtain what is generally referred to as a “Phase I” environmental site assessment and are generally satisfied with the environmental status of the property. A Phase I environmental site assessment consists primarily of a visual survey of the building and the property in an attempt to identify areas of potential environmental concerns, visually observing neighboring properties to assess surface conditions or activities that may have an adverse environmental impact on the property, surveying of the ownership history, and contacting local governmental agency personnel and performing a regulatory agency file search in an attempt to determine any known environmental concerns in the immediate vicinity of the property. A Phase I environmental site assessment does not generally include any sampling or testing of soil, groundwater or building materials from the property.  If necessary, we may commission a more invasive Phase II to determine the ultimate suitability of an asset.

We may enter into arrangements with the seller of a property whereby the seller agrees that, if during a stated period the property does not generate a specified cash flow, the seller will pay in cash to us or credit us with a sum necessary to reach the specified cash flow level, subject in some cases to negotiated dollar limitations. In determining whether to purchase a particular property, we may, in accordance with customary practices, obtain an option on such property. The amount paid for an option, if any, is normally surrendered if the property is not purchased and is normally credited against the purchase price if the property is purchased. In purchasing properties, we will be subject to risks generally incident to the ownership of real estate.

Lack of Allocation Requirements

Nothing in our charter, other organizational documents or otherwise provides for restrictions or limitations on the percentage of our investments that must be (i) of a particular type of real estate, or (ii) acquired utilizing a particular method of financing. Our Manager may change our targeted investments and investment guidelines without specific restrictions or limitations related to diversification, or otherwise. See “Risk Factors—Risks Related to an Investment in our Company.”

Investment Process

As delegated by our board of directors under the management agreement, our Manager has the authority to make all the decisions regarding our investments. Our Manager will act consistent with the investment guidelines and borrowing policies approved by our Manager’s Investment Committee and subject to the direction and oversight of our Manager’s Investment Committee. Our Manager’s Investment Committee must approve all investments. We will not, however, purchase or lease assets in which a Related Party has an interest without a determination by a majority of the Independent Directors that such transaction is fair and reasonable to us and at a price to us that is not materially greater than the fair value that could be achieved through an arms-length sale, which fair value could be determined by an independent appraisal.

In the event that two or more members of the Manager’s Investment Committee are interested parties in a transaction, the Independent Directors will consider and vote upon the approval of the transaction. Our Manager’s Investment Committee will periodically review our investment guidelines and our investment portfolio. Changes to our investment guidelines must be approved by a majority of our board of directors.

Our Manager will focus on the sourcing, acquisition, and management of our Seed Assets and other Target Properties in the Neighborhood. In selecting investments for us, our Manager will utilize our Sponsor’s investment and underwriting process, which focuses on ensuring that each prospective investment is being evaluated appropriately. The criteria that our Manager will consider when evaluating prospective investment opportunities include:

•	downside protection;

•	real estate market factors that may influence real estate valuations;

•	fundamental analysis of the real estate, including tenant rosters, lease terms, zoning, operating costs and the asset’s overall competitive position in its market;

•	real estate and leasing market conditions affecting the real estate;

•	the cash flow in place and projected to be in place over the expected hold period of the real estate;

•	the appropriateness of estimated costs and timing associated with capital improvements of the real estate;

•	social and environmental considerations;

•	review of third-party reports, including property condition, title, zoning and environmental reports;

•	physical inspections of the real estate and analysis of markets; and

•	the overall structure of the investment and rights in the transaction documentation.

If a potential investment meets our Manager’s underwriting criteria, our Manager will review the proposed transaction structure, including, with respect to joint ventures, distribution and waterfall criteria, governance and control rights, buy-sell provisions and recourse provisions. Our Manager will evaluate our position within the overall capital structure and our rights in relation to potential joint venture partners. Our Manager will analyze each potential investment’s risk-return profile and review financing sources, if applicable, to ensure that the investment fits within the parameters of financing facilities and to ensure performance of the real estate asset.

Borrowing Policy

We believe that our Sponsor’s ability to obtain both competitive financings and its relationships with top tier financial institutions should allow our Manager to successfully employ competitively-priced, moderate levels of borrowing in order to enhance our returns. Although our investment strategy is not contingent on financing our assets in the capital markets, the past experience of our Sponsor’s management team in procuring a range of debt facilities should provide our Manager with an advantage in potentially obtaining conservatively structured term financing for many of our investments, to the extent available, through capital markets and other financing transactions.

We intend to employ leverage in order to provide more funds available for investment. We believe that prudent use of leverage will help us to achieve our diversification goals and potentially enhance the returns on our investments. We expect that once we have fully invested the proceeds of this offering, our debt financing, on a portfolio-wide basis, will be between 50% and 60% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets, although it may exceed this level during our offering stage. Our Manager may from time to time modify our leverage policy in its discretion. However, other than during a period when we are significantly growing our portfolio, it is our policy to not borrow more than 65% of the greater of cost or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s Investment Committee.

If there are not sufficient offering proceeds from (i) the initial subscription of shares of common stock by the public and (ii) the portion of the Seed Assets being contributed to us in a private placement, any additional funding needed to fund the purchase price of the Seed Assets may be provided by an affiliate of our Sponsor in the form of a bridge equity or loan to us or our Operating Partnership. As additional proceeds are raised pursuant to this offering, such proceeds will be used to pay off this bridge equity or loan. The affiliate of our Sponsor providing us the bridge equity or loan, if any, will use funds available from its own line of credit to fund such bridge equity or loan to us. The affiliate of our Sponsor will charge us the same interest rate on any bridge equity or loan that it incurs on its own line of credit facility. If at any point our Sponsor or its affiliates are providing short-term financing to us in order to fund real estate investments out of its own capital, our Sponsor or its affiliate will be allowed to charge a reasonable interest rate on any such loan, as determined by our Manager in its sole and reasonable discretion

Operating Policies

Interest Rate Risk Management / Hedging Activities

We may engage in hedging transactions to protect our investment portfolio and variable rate leverage from interest rate fluctuations and other changes in market conditions. These transactions may include interest rate swaps, the purchase or sale of interest rate collars, caps or floors, options, mortgage derivatives and other hedging instruments. These instruments may be used to hedge as much of the interest rate risk as we determine is in the best interest of our stockholders, given the cost of such hedges and the need to maintain our qualification as a REIT. We may from time to time enter into interest rate swap agreements to offset the potential adverse effects of rising interest rates under certain short-term repurchase agreements. We may elect to bear a level of interest rate risk that could otherwise be hedged when our Manager believes, based on all relevant facts, that bearing such risk is advisable or economically unavoidable.

Equity Capital Policies

We are a Maryland corporation formed April 19, 2019. Ownership of our Company is denominated in shares of common stock and, if created in the future, shares of preferred stock. We currently have authority to issue 100,000 shares of common stock, $0.01 par value per share. Prior to qualification, our board of directors will amend and restate our charter so that we will have two classes of common stock: Class L and Class NL shares. Our amended and restated charter will provide that we may issue up to 100,000,000 shares of stock, consisting of 90,000,000 shares of common stock, and 10,000,000 shares of preferred stock, with the approval of our board of directors and without stockholder approval, of which the 90,000,000 shares of common stock may be classified as either Class L shares or Class NL shares. As of the date of this offering circular, we have issued 100 shares of common stock to Max Levine and John Chaffetz. We are offering pursuant to this offering circular up to $50,000,000 in shares of our common stock, including shares of common stock issued pursuant to the Plan. The per share purchase price for both classes of our common stock will be $10.00 per share during the Introductory Period, including those purchased pursuant to the Plan; provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price. Following the Introductory Period, the per share price will be adjusted each quarter and will equal the greater of $10.00 or our NAV per share.

In addition, our Manager may in the future elect to (i) sell additional shares of common stock in this or future offerings, including those issued pursuant to the Plan; (ii) issue equity interests in private offerings; or (iii) otherwise issue additional shares of common stock. To the extent we issue additional equity interests after your purchase in this offering your percentage ownership interest in us would be diluted. In addition, depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of our real estate investments, you may also experience dilution in the book value and fair value of your shares of common stock and in the earnings and dividends per share of common stock.

Disposition Policies

As each of our investments reach what we believe to be its optimum value during the expected life of the Company, we will consider disposing of the investment and may do so for the purpose of either distributing the net sale proceeds to our stockholders or investing the proceeds in other assets that we believe may produce a higher overall future return to our stockholders. We anticipate that we will hold our Seed Assets and other Target Properties in the Neighborhood that we acquire for the long-term with no definitive date for disposition. However, we may sell any or all of our properties or other assets at any point in the holding period if, in the judgment of our Manager’s Investment Committee, with the approval of our board of directors, selling the asset is in our best interest. The determination of when a particular investment should be sold or otherwise disposed of will be made after consideration of relevant factors, including prevailing and projected economic conditions, whether the value of the property or other investment is anticipated to decline substantially, whether we could apply the proceeds from the sale of the asset to make other investments consistent with our investment objectives, whether disposition of the asset would allow us to increase cash flow, and whether the sale of the asset would constitute a prohibited transaction under the Code or would impact our status as a REIT. Our ability to dispose of property during the first few years following its acquisition is restricted to a substantial extent as a result of our REIT status. Under applicable provisions of the Code regarding prohibited transactions by REITs, a REIT that sells a property other than foreclosure property that is deemed to be inventory or property held primarily for sale in the ordinary course of business is deemed a “dealer” with respect to any such property and is subject to a 100% penalty tax on the net income from any such transaction unless the sale qualifies for a statutory safe harbor from application of the 100% tax. As a result, our Manager will attempt to structure any disposition of our properties with respect to which our Manager believes we could be viewed as a dealer in a manner to avoid this penalty tax through reliance on the safe harbor available under the Code or through the use of a TRS. See “Certain U.S. Federal Income Tax Considerations—Prohibited Transactions.” Alternatively, the risk of incurring the 100% tax may require our Manager to forgo an otherwise attractive sale opportunity.

When we determine to sell a particular property or other investment, we will seek to achieve a selling price that maximizes the capital appreciation for investors based on then-current market conditions, with due consideration paid to our social and environmental objectives. We cannot assure you that this objective will be realized. The selling price of a leased multi-tenant property will be determined in large part by the amount of rent payable by the tenants. The terms of payment will be affected by custom in the area in which the property being sold is located and the then prevailing economic conditions.

Market conditions, our status as a REIT and other factors could cause us to delay the commencement of a Liquidity Event. Even after we decide to liquidate, we are under no obligation to conclude the Liquidity Event within a set time because the timing of the sale of our assets will depend on real estate and financial markets, economic conditions of the areas in which the properties are located, and U.S. federal income tax effects on stockholders that may prevail in the future, and we cannot assure you that we will be able to liquidate our assets. After commencing a liquidation, we would continue in existence until all properties are sold and our other assets are liquidated. In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within twenty-four (24) months following our adoption of a plan of liquidation. Compliance with this 24-month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” with potentially unfavorable tax consequences for our stockholders, or terminate our status as a REIT.

PLAN OF OPERATION

General

We are a newly organized Maryland benefit corporation formed to invest primarily in a portfolio comprised of our Target Properties located within the Neighborhood. We expect over time that our portfolio will be broadly expanded in the Neighborhood through the acquisition of multiple properties including investments in market-rate multi-family apartments, affordable/income restricted multi-family apartments, mixed-use, and commercial properties.

We may also invest in public and private real estate debt and real estate-related securities that have exposure to the Target Properties and otherwise fit our investment criteria including, but not limited to, CMBS mortgages, loans, mezzanine, and other forms of debt, and may also include preferred equity. To a limited extent, we may also invest in commercial real estate loans, as well as commercial real estate debt securities and other real estate-related assets. Our objective is to provide investors, including our Local Resident stockholders, an attractively priced investment that generates a steady level of current income and appreciation while preserving and protecting our investors’ capital investments, and strengthening alignment in the Neighborhood through operation of our properties under the Neighborhood Model.

We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our Operating Partnership, either directly or through its subsidiaries, and we will be the sole general partner of our Operating Partnership. Additionally, we will contribute the net proceeds from this offering, including proceeds from the sales of shares under the Plan, to our Operating Partnership in exchange for OP Units. We are externally managed by our Manager, which is a wholly-owned subsidiary of our Sponsor. We intend to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2020.

Results of Operations

We were formed on April 19, 2019 and, as of the date of this offering circular, we have not commenced operations. We will not commence any significant operations until this offering is qualified and our Manager has accepted investor subscriptions, at which time we intend to acquire the Seed Assets.

Revenue Base

Our initial revenue base will come from the property cash flows of our Seed Assets. The cash flows from these investments are mostly reliant on the leases that are currently in-place and the contractual rental payments outlined in those various leases.

Initial Real Estate Investments

We expect to use the initial proceeds from this offering to acquire the Seed Assets as described in more detail above under “Business and Properties—Our Seed Assets.” Overall, we believe our initial real estate portfolio will provide investors with a stable source of income with the likelihood of modest capital appreciation over time.

Allocation of Purchase Price of Acquired Seed Assets

Property	# of Units	Purchase Price	Price Per Unit	Equity Investment by the Company (including planned improvements)
1461 W. Sunset Blvd	24	$7,800,000	$325,000	$4,535,900
1412 Echo Park Ave	32	$9,000,000	$281,250	$5,282,014
1650 Echo Park Ave	29	$9,250,000	$318,965	$5,033,497

Competition

We face competition when attempting to make real estate investments, including competition from domestic and foreign financial institutions, other REITs, life insurance companies, pension funds, partnerships, and individual investors. Our ability to grow the portfolio and subsequently our financial performance depends on our Manager’s ability to navigate the competitive landscape of the industry. Many competitors have substantially greater financial resources than we do and may be able to accept more risk or lower returns than we think is appropriate. Competition from these entities may reduce the number of suitable investment opportunities for us or increase the bargaining power of property owners willing to sell assets. We believe our Manager has the extensive experience and necessary relationships to effectively maneuver within the competitive real estate industry. Further, we are focusing specifically on the middle-market segment of the market which is historically where the most volume of transactions occur and where our Manager has specialized over the past decade.

In addition to the acquisition of new investments, the on-going leasing of real estate is also highly competitive. Our properties compete for tenants with similar properties primarily on the basis of location, total occupancy costs (including base rent and operating expenses), services provided and the design and condition of the improvements. Lease revenue is the primary source of revenue for the Company so it is important that we lease and re-let our available spaces to credit-worthy tenants. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, we may lose potential tenants, and we may be pressured to reduce our rental rates below those we currently charge in order to retain tenants upon expiration of their existing leases. Even if our tenants renew their leases or we are able to re-let the space, the terms and other costs of renewal or re-letting may be less favorable than the terms of our current leases and could require significant capital expenditures. If we are unable to renew leases or re-let space in a reasonable time, or if rental rates decline or tenant improvement, leasing commissions, or other costs increase, our financial condition, cash flows, cash available for dividend payments, value of our stock, and ability to satisfy our debt service obligations could be materially adversely affected. This is why our Manager performs the extensive market and tenant due diligence prior to acquisition so that we can try to identify the competitive forces of the specific submarket and underwrite the potential risk and potential costs appropriately before acquiring the asset.

Finally, we intend to utilize leverage when acquiring assets. To a certain extent we are competing with other real estate investors for financing dollars given banks, insurance companies, conduits, and other lenders have a finite amount of capital to lend to property owners. Any disruptions in the credit markets could have a material impact on the cost and availability of debt to finance future acquisitions. This competition for debt and the availability of the debt could result in a reduction of suitable investment opportunities and our ability to grow the portfolio and the Company’s financial performance. This competition is partially mitigated by the depth and breadth of lending relationships of the senior executives of our Sponsor.

Liquidity and Capital Resources

Although we may utilize bridge financing provided by our Sponsor or its affiliates, we are dependent upon the net proceeds from this offering to conduct our operations and close on the Seed Assets. The capitalization of any additional assets we may purchase in the future will include net proceeds from this offering, including the financial commitment from our Sponsor, debt financing provided by banks or other third-party lenders as well as the potential for bridge financing from our Sponsor or its affiliates.

Certain members of the Special Profit Share Entity have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset Owner and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

At the Company level, we do not have any outstanding debt and have not received a commitment from any lender to provide us with financing; however, we may investigate sources of bridge financing from our Sponsor, its affiliates or from a third-party so that we have more flexibility to purchase assets and manage cash while raising capital through this offering. As we raise additional proceeds from this offering, we would then use the proceeds to pay down the principal and interest of the bridge financing, if any.

As an alternative to the bridge financing, our Sponsor or its affiliates may close and fund investments prior to being acquired by us. This warehousing of investments could provide us with flexibility with our cash management and timing of investing offering proceeds as funds are raised. If the investment were warehoused by our Sponsor or its affiliates, we may then acquire such investment at a price equal to the fair market value of such investment, provided that its fair market value is materially equal to its cost, plus the applicable Warehousing Fee and Acquisition Fee. See “Conflicts of Interest and Related Party Transactions—Related Party Loans” and “Conflicts of Interest and Related Party Transactions—Warehousing of Assets” above.

Valuation Policies

The NAV for our shares of common stock is based on the net asset values of our investments (including real-estate related securities), the addition of any other assets (such as cash on hand) and the deduction of any liabilities, including any accrued Asset Management Fee or performance distributions. A majority of our board of directors may vote to change our valuation policies, our methodology for calculating the purchase price and Redemption Price, and the frequency of our purchase price and Redemption Price adjustments at any time.

General

Our Manager has adopted valuation guidelines that contain a comprehensive set of methodologies to be used in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. From time to time, our Manager may adopt changes to the valuation guidelines if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.

The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities as described below and will likely differ from the book value of our equity reflected in our financial statements. To calculate our NAV for the purpose of establishing a purchase and the Redemption Price for our shares of common stock, we have adopted a model, as explained below, that adjusts the value of our assets and liabilities from historical cost to fair value. Our calculation of NAV will not necessarily represent fair value measurement for purposes of financial reporting in conformity with GAAP. However, our calculation of NAV may consider, among other things, the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. Our Manager will calculate the fair value of our real estate properties based in part (as deemed necessary by our Manager) on values provided by third-party independent appraisers for it to review. Because these fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. You should not consider NAV to be equivalent to stockholders’ equity or any other GAAP measure.

Valuation of Investments

Consolidated Properties

For the purposes of calculating our quarterly NAV, our properties will initially be valued at their purchase price plus the cost of any improvements made to the property as of the valuation date. Generally, acquisition costs and expenses will be included in the cost basis of the investment, but the fair market value will be equal to the property purchase price excluding acquisition costs and expenses. We intend to have each property valued by an independent third-party appraisal firm within the first year after acquisition and thereafter as determined as necessary by our Manager in its sole discretion. Properties purchased as a portfolio may be valued as a single asset. Each third-party appraisal is performed in accordance with the Uniform Standards of Professional Appraisal Practice and reviewed by our Manager for reasonableness. If the third-party appraisal provides a range of values for the asset being appraised, our Manager will determine the appropriate valuation within the range provided by the independent third-party appraisal firm. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (a Designated Member of the Appraisal Institute). We believe our policy of obtaining appraisals by independent third parties, as determined as necessary by our Manager in its sole discretion, will meaningfully enhance the accuracy of our NAV calculation. Our Manager will update the valuations of our properties quarterly, based on the then most recent annual third-party appraisals, if any, and current market data and other relevant information. These updates to valuations may be outside of the range of values provided in the most recent third-party appraisal.

Our Manager will monitor our properties for events that it believes may be expected to have a material impact on the most recent estimated values of such property. If, in the opinion of our Manager, an event becomes known that is likely to have any material impact on previously provided estimated values of the affected properties, our Manager will adjust the valuation of such properties. Our Manager will then incorporate such adjusted valuations into our NAV.

For example, a valuation adjustment may be appropriate to reflect the occurrence of an unexpected property-specific event such as a termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or a significant capital market event that may cause the value of a property to change materially. Valuation adjustments may also be appropriate to reflect the occurrence of broader market-driven events identified by our Manager which may impact more than a specific property. Any such adjustments will be estimates of the market impact of specific events as they occur, based on assumptions and judgments that may or may not prove to be correct, and may also be based on the limited information readily available at that time. If deemed appropriate by our Manager, any necessary adjustment will be determined as soon as practicable. Updated appraisals received during the year may also trigger an adjustment in the value of a property.

In general, we expect that any adjustments to appraised values will be calculated promptly after a determination that a material change has occurred and the financial effects of such change are quantifiable by our Manager. However, rapidly changing market conditions or material events may not be immediately reflected in our quarterly NAV. The resulting potential disparity in our NAV may be detrimental to our stockholders whose shares of common stock are redeemed, or new purchasers of our common stock, depending on whether our published NAV per share is overstated or understated.

Real estate appraisals will be reported on a free and clear basis (for example, without taking into consideration any mortgage on the property), irrespective of any property level financing that may be in place. We expect to use the discounted cash flow methodology (income approach) as the primary methodology to value properties, whereby a property’s value is calculated by discounting the estimated cash flows and the anticipated terminal value of the subject property by the assumed new buyer’s normalized weighted average cost of capital for the subject property. Consistent with industry practices, the income approach also incorporates subjective judgments regarding comparable rental and operating expense data, capitalization or discount rate, and projections of future rent and expenses based on appropriate evidence as well as the residual value of the asset as components in determining value. Other methodologies that may also be used to value properties include sales comparisons and replacement cost approaches. Under the sales comparison approach, the independent third-party appraiser develops an opinion of value by comparing the subject property to similar, recently sold properties in the surrounding or competing area. The replacement cost approach relies on the principle of substitution, which holds that when a property is replaceable in the market, its value tends to be set at the cost of acquiring an equally desirable substitute property, assuming that no costly delay is encountered in making the substitution. Because the appraisals, if any, performed by an independent third-party appraisal firm, our Manager’s determination of the appropriate valuations for our properties based on the range of values provided in such reports, and any subsequent updates to the valuation of our properties made by our Manager involve subjective judgments, the estimated fair value of our assets that will be included in our NAV may not reflect the liquidation value or net realizable value of our properties.

In conducting their investigations and analyses, the independent third-party appraisal firms will take into account customary and accepted financial and commercial procedures and considerations as they deem relevant, which may include, without limitation, the review of documents, materials and information relevant to valuing the property that are provided by us, such as (i) historical operating revenues and expenses of the property; (ii) lease agreements on the property; (iii) the revenues and expenses of the property; (iv) information regarding recent or planned capital expenditures; and (v) any other information relevant to valuing the real estate property.

In performing their analyses, our Manager and the independent third-party appraisal firms will make numerous other assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond its control and our control, as well as certain factual matters. For example, our independent third-party appraisal firms will assume that we have clear and marketable title to each real estate property valued, that no title defects exist unless specifically informed to the contrary, that improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density or shape are pending or being considered. As such, the carrying values of our real properties may not reflect the price at which the properties could be sold in the market, and the difference between carrying values and the ultimate sales prices could be material. In addition, accurate valuations are more difficult to obtain in times of low transaction volume because there are fewer market transactions that can be considered in the context of the appraisal.

Each individual appraisal report for our assets will be addressed to our Manager in an effort to assist it in calculating our NAV. However, these appraisal reports may not be relied upon by any other person to establish an estimated value of our Class L and Class NL common stock and will not constitute a recommendation to any person to purchase or sell any shares of our Class L and Class NL common stock. In preparing appraisal reports, independent third-party appraisal firms will not, and will not be requested to, solicit third-party indications of interest for our common stock or any of our properties in connection with possible purchases thereof or the acquisition of all or any part of us.

Unconsolidated Properties Held Through Joint Ventures

Unconsolidated properties held through joint ventures generally will be valued in a manner that is consistent with the guidelines described above for consolidated properties. Once the value of a property held by the joint venture is determined by an independent appraisal, if any, and our Manager determines the fair value of any other assets and liabilities of the joint venture, the value of our interest in the joint venture would then be determined by our Manager using a hypothetical liquidation calculation to value our interest in the joint venture, which would be a percentage of the joint venture’s NAV. Unconsolidated properties held in a joint venture that acquires multiple properties over time may be valued as a single investment.

Valuation of Real Estate-Related Securities

Real estate-related assets that we may purchase in the future may include debt and equity interests backed principally by real estate, such as the common and preferred stock of publicly traded real estate companies, commercial mortgage-backed securities, mortgage loans and participations in mortgage loans (i.e., A-Notes and B-Notes) and mezzanine loans. Generally, we plan on performing valuations of real estate-related assets on the same valuation cycle as direct real estate investments outlined above; however, interim valuations may be performed if our Manager believes the value of the applicable asset has changed materially since the most recent valuation.

Publicly traded debt and equity real estate-related securities (such as bonds and shares issued by public REITs) that are not restricted as to their liquidity (sale or transfer) are valued by our Manager on the basis of publicly available information provided by third parties. Generally, the third parties will look up the price of the last trade of such securities that was executed at or prior to closing on the valuation day or, in the absence of such trade, the last “bid” price. Our Manager may adjust the value of publicly traded debt and equity real estate-related securities that have liquidity restrictions to account for the discount required as a result of the limited liquidity of the security. In determining the amount of such discount, consideration will be given to the nature and length of such restriction and the relative volatility of the market price of the security.

Individual investments in mortgages, mortgage participations and mezzanine loans will be valued by our Manager at our acquisition cost and may be revalued by our Manager from time to time. Revaluations of mortgages reflect the changes in value of the underlying real estate, with anticipated sale proceeds (estimated cash flows) discounted to their present value using a discount rate based on current market rates.

Liabilities

We will include the fair value of our liabilities as part of our NAV calculation. We expect that these liabilities will include the fees payable to our Manager, any accrued performance participation allocation to our Manager, accounts payable, accrued operating expenses, property-level mortgages, any portfolio-level credit facilities and other liabilities. All liabilities will be valued using widely accepted methodologies specific to each type of liability. Our debt will typically be valued at fair value in accordance with GAAP. Our Manager’s valuation of each investment’s liabilities, including any third-party incentive fee payments or investment level debt, deal terms and structure will not be appraised.

Our NAV and NAV Per Share Calculation

We are offering two classes of common stock: Class L and Class NL shares; however, each class will have the same NAV per share.

Our NAV per share will be calculated by our Manager each quarter following the Introductory Period. In accordance with the valuation guidelines, our Manager will calculate our NAV per share, on a fully diluted basis, as of the last calendar day of each quarter, using a process that reflects several components (each as described above), including (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, discount rates, net operating income, and (b) in certain instances, individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic dividends and (4) estimated accruals of our operating revenues and expenses.

The NAV calculation is available before the end of the prior fiscal quarter or soon thereafter. Changes in our quarterly NAV include, without limitation, accruals of our net portfolio income, interest expense, the Asset Management Fee, any accrued performance participation, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our quarterly NAV also include material nonrecurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the fiscal quarter. On an ongoing basis, our Manager will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of quarterly accruals for which financial information is available. If a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our Manager has agreed to advance all of our organization and offering expenses on our behalf. We will reimburse our Manager, without interest, for Formation and Offering Expenses incurred on our behalf before and after commencement of this offering. We will reimburse our Manager up to an aggregate amount of $600,000 from cash received from the Seed Asset Owner in connection with the contribution of the Seed Assets. Thereafter, reimbursement payments will be made in monthly installments at the rate of no more than 0.5% of the aggregate gross offering proceeds raised through that month. For example, after the Manager receives the initial reimbursement of $600,000, if in a given month the offering proceeds raised to date equal $500,000, the maximum reimbursement required for that month is $2,500. Excess costs (for example, any unpaid expenses accumulated beyond the 0.5% of the aggregate gross offering proceeds raised to date) will be rolled forward to subsequent months and the time frame for paying the Manager for Formation and Offering Expenses will be extended until paid in full. The exact number of months for which payment is due will be determined ultimately by the amount of Formation and Offering Expenses in relation to the offering proceeds we raise. For purposes of calculating our NAV, the organization and offering expenses paid by our Manager will not be recognized as expenses or as a component of equity and reflected in our NAV until we reimburse our Manager for these costs.

In addition, the declaration of dividends will reduce the NAV per share in an amount equal to the accrual of our liability to pay any such dividend to our stockholders of record. The NAV per share will be calculated based on our NAV divided by the number of outstanding shares of common stock and OP Units at the end of that fiscal quarter on a consolidated and fully diluted basis, including any shares purchased effective as of the beginning of the fiscal quarter and any redemptions effective as of the last day of the fiscal quarter.

Our NAV will consist almost entirely of the value of our interest in the Operating Partnership, less our liabilities. The value of our interest in the Operating Partnership is equal to the excess of the aggregate NAV of the Operating Partnership over the portion thereof that would be distributed to any limited partners other than us if the Operating Partnership were liquidated. The aggregate NAV of the Operating Partnership is the excess of the value of the Operating Partnership’s assets (including the fair value of its properties, real estate-related securities, cash and other investments) over its liabilities (including the fair value of its debt, any declared and accrued unpaid dividends, any accrued performance distributions or participation distributions and the expenses attributable to its operations). Our Manager will calculate the fair value of the assets and liabilities of the Operating Partnership as directed by our valuation guidelines based upon values received from various sources, as described in more detail above.

Relationship between NAV, Our Purchase Price and Our Redemption Price

Our board of directors set our initial offering price at $10.00 per share during the Introductory Period, including those purchased pursuant to the Plan; provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price.

Following the Introductory Period, the per share purchase price for our Class L and Class NL common stock will be adjusted by our Manager as of the end of each fiscal quarter. Our Manager will then set our purchase price at the greater of (i) $10.00 per share or (ii) our NAV per share as of the end of the prior fiscal quarter, in each case prior to giving effect to any share purchases or redemptions to be effected on such day.

Our Manager, subject to supervision by our board of directors, will adjust our per share purchase price as of the date the new NAV is announced, not the date of such NAV, and investors will pay the most recent publicly announced purchase price as of the date of their subscription.

Once stockholders are permitted to redeem their shares of common stock, the Redemption Price to be paid to such stockholders generally will be based upon the NAV as of the beginning of the quarter in which the investor is making its redemption request (i.e., the NAV in effect as of the quarter-end redemption request date).

In addition, we may offer shares at a price that we believe reflects the NAV per share more appropriately than the overall NAV (including by updating a previously disclosed offering price) or suspend our offering and/or the Stockholder Redemption Plan in cases where the Manager believes there has been a material change (positive or negative) to our NAV per share since the end of the prior quarter when our NAV was last calculated. For example, an adjustment to our NAV per share may be appropriate to reflect the occurrence of an unexpected property-specific event such as a termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or a significant capital market event that may cause the value of a property to change materially.

Limits on the Calculation of Our NAV Per Share

The overarching principle of our valuation guidelines is to produce fair values for each of our investments (and other assets and liabilities), or the price that would be received for that investment in orderly transactions between market participants. However, the majority of our assets will consist of real estate properties and, as with any real estate valuation protocol and as described above, the valuation of our properties (and other assets and liabilities) is based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in a different estimate of the value of our real estate properties (and other assets and liabilities). Any resulting potential disparity in our NAV per share may be in favor of stockholders whose shares of common stock are redeemed, existing stockholders or new purchasers of our common stock, as the case may be, depending on the circumstances at the time (for cases in which our transaction price is based on NAV).

Additionally, while the methodologies contained in our valuation guidelines are designed to operate reliably within a wide variety of circumstances, it is possible that in certain unanticipated situations or after the occurrence of certain extraordinary events (such as a significant disruption in relevant markets, a terrorist attack or an act of nature), our ability to calculate NAV may be impaired or delayed, including, without limitation, circumstances where there is a delay in accessing or receiving information from vendors or other reporting agents upon which we may rely upon in determining our quarterly NAV. In these circumstances, a more accurate determination of our NAV could be obtained by using different assumptions or methodologies. Accordingly, in special situations when, in our Manager’s reasonable judgment, the administration of the valuation guidelines would result in a valuation that does not represent a fair and accurate estimate of the value of our investment, alternative methodologies may be applied. Notwithstanding the foregoing, we may suspend the offering and/or the Stockholder Redemption Plan if our Manager determines that the calculation of NAV is materially incorrect or unreliable or there is a condition that restricts the valuation of a material portion of our assets.

We include no discounts to our NAV for the illiquid nature of our shares of common stock, including the limitations on your ability to sell shares of our common stock under the Stockholder Redemption Plan and our ability to suspend or terminate the Stockholder Redemption Plan at any time. Our NAV generally does not consider exit costs (e.g., selling costs and commissions and debt prepayment penalties related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds publicly traded on stock exchanges.

Our NAV per share does not represent the amount of our assets less our liabilities in accordance with GAAP. We do not represent, warrant or guarantee that:

•	a stockholder would be able to realize the NAV per share if the stockholder attempts to sell its shares of common stock;

•	a stockholder would ultimately realize an amount per share equal to the NAV per share upon liquidation of our assets and settlement of our liabilities or a sale of our Company;

•	our shares of common stock would trade at their NAV per share on a national securities exchange;

•	a third party would offer the NAV per share in an arm’s-length transaction to purchase all or substantially all of our common stock; or

•	the NAV per share would equate to a market price of an open-ended real estate fund.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use judgment in the application of accounting policies, including making estimates and assumptions.  If our judgment or interpretation of the facts and circumstances relating to various transactions had been different or different assumptions were made, it is possible that different accounting policies would have been applied, resulting in different financial results or different presentation of our financial statements. The Company’s current significant accounting policies are described in Note 2 in the Notes to the Company’s June 30, 2019 Financial Statement.  These policies were followed in preparing the balance sheet at June 30, 2019.

Critical accounting policies are those that have the most impact on the reporting of our financial condition and those requiring significant judgments and estimates.  With respect to these critical accounting policies, management believes that the application of judgments and estimates is consistently applied and produces financial information that fairly presents the results of operations for all periods presented.

The following describes the accounting policies that management believes will be critical once we commence operations.

Real Estate Investments

The Company has determined that its acquisitions of commercial real estate constitute asset acquisitions. Transaction costs associated with the acquisition of a property, including broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are capitalized as incurred in an asset acquisition. Upon an asset acquisition, the purchase price of a property, together with capitalized transaction costs, are allocated to land and improvements, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management's estimate of the property's "as-if" vacant fair value. The "as-if" vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals (if any), property condition reports, market data, and other related information.

The allocation of the purchase price to intangible lease assets represents that value associated with the in-place leases, which may include lost rent, leasing commissions, tenant improvements, legal and other related costs. The allocation of the purchase price to above-market lease assets and below-market lease liabilities results from acquired leases being above or below management's estimate of fair market rental rates at the acquisition date and are measured over a period equal to the remaining term of the lease for above-market leases and the remaining term of the lease, plus the term of any below-market fixed-rate renewal option periods, if applicable, for below-market leases.

If any debt is assumed in an acquisition, the difference between the fair value and the face value (outstanding principal) of debt is recorded as a premium or discount and amortized to interest expense over the life of the debt assumed.

The results of operations for acquired properties are included in the consolidated statement of operations from their respective acquisition dates. Intangible lease assets are amortized to depreciation and amortization over the remaining lease term. Above-market lease assets are amortized as a reduction in rental revenues over the remaining lease term and below-market lease liabilities are amortized as an increase in rental revenues over the remaining lease term, plus any applicable fixed-rate renewal option periods. The Company expenses any unamortized intangible lease asset or records an adjustment to rental revenue for any unamortized above-market lease asset or below-market lease liability when a customer terminates a lease before the stated lease expiration date.

Land, building, building and land improvements, tenant improvements, lease commissions, and intangible lease assets and liabilities, which are collectively referred to as "real estate assets," are stated at historical cost less accumulated depreciation and amortization. Costs incurred in making repairs and maintaining real estate assets are expensed as incurred.

Real estate-related depreciation and amortization are computed on a straight-line basis over the estimated useful lives as described in the following table:

Land	Not depreciated
Land improvements	10 years
Buildings	30 years
Tenant improvements	Lesser of useful life or lease term
Intangible lease assets	Over lease term
Above-market lease assets	Over lease term
Below-market lease liabilities	Over lease term, including below-market fixed-rate renewal options

Management evaluates the recoverability of its investments in real estate assets at the lowest identifiable level, the individual property level. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized only if the carrying amount of a long-lived asset is not deemed recoverable on an undiscounted basis and then also exceeds its fair value.

Development Costs and Construction in Progress

Development costs and construction in progress consist of the construction and soft costs attributable to property improvements. Such costs are capitalized during the development and construction phases.

Depreciation commences when such improvements are placed in service.

Revenue Recognition

The Company recognizes rental revenue from residential tenants when earned in accordance with tenant lease agreements. Residential units are rented generally under lease agreements with terms of one year or less. For retail units, the Company recognizes rental revenue on a straight-line basis over the lease term when collectability is reasonably assured, and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses from retail units are recognized as revenue in the period the applicable expenses are incurred. The reimbursements are recognized and presented gross, as the Company is the primary obligor with respect to purchasing goods and services from third-party suppliers, has discretion in selecting the supplier and bears the associated credit risk.

The following describes certain recent accounting pronouncements that are applicable to the Company in 2019 and will therefore be adopted once we commence operations.

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02-Leases (“Topic 842”) that provides new guidance on leases. Under this new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers (see below).

In March 2016, the FASB issued ASU No. 2016-08-Revenue from Contracts with Customers (“Topic 606”), amending previous updates regarding this topic. Topic 606 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. The new guidance will require companies to apply a five-step model in accounting for revenue arising from contracts with customers, as well as enhance disclosures regarding revenue recognition. Lease contracts will be excluded from this revenue recognition criteria; however, the sale of real estate will be required to follow the new model.

Quarterly Share Price Adjustments

Our Manager set our initial offering price at $10.00 per share of common stock, which will be the purchase price of our shares during the Introductory Period; provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price. Thereafter, the per share purchase price will be adjusted every fiscal quarter and will be equal to the greater of (i) $10.00 per share or (ii) the sum of our NAV per share as of the prior fiscal quarter and the per share purchase price for any shares that may be sold pursuant to the Plan will also be equal to the greater of $10.00 or our NAV per share as of the end of the prior quarter. The per share purchase price will be the same for both classes of our common stock.

Immediately following the Introductory Period, we will file with the SEC on a quarterly basis an offering circular supplement disclosing the quarterly determination of our NAV per share that will be applicable for such fiscal quarter, which we refer to as a pricing supplement. Except as otherwise set forth in this offering circular, we will disclose, on a quarterly basis in a pricing supplement filed with the SEC, the principal valuation components of our NAV. Our Manager will adjust our per share purchase price as of the date the new NAV is announced in the pricing supplement, not the date of such NAV, and investors will pay the most recent publicly announced purchase price as of the date of their subscription.

We will also post that quarter’s NAV for each class on the applicable investment page at www.mynico.com. The www.mynico.com platform will also contain this offering circular, including any supplements and amendments.

In addition, if a material event occurs in between updates of our NAV that would cause our NAV per share to change by 5.0% or more from the last disclosed NAV, we will disclose the updated price per share and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

A majority of our board of directors may vote to change our valuation policies, our methodology for calculating the purchase price and Redemption Price, and the frequency of our purchase price and Redemption Price adjustments at any time.

Quarterly Stockholder Redemption Plan

While you should view this investment as long-term, we will adopt a Stockholder Redemption Plan whereby, on a quarterly basis, an investor may obtain liquidity. Subject to the limitations described herein, we will honor stockholders’ requests to redeem their shares at the percentages of the NAV per share for the applicable Redemption Price as stated in the table below. Neither our Manager nor our Sponsor receives any economic benefit as a result of a discounted Redemption Price. The Stockholder Redemption Plan may be changed or suspended at any time without prior notice.

The Redemption Price to be paid by us to a stockholder will be determined according to the table below:

Holding Period from Date of Purchase	Class L Redemption Price	Class NL Redemption Price
Less than 6 months	No redemption allowed	No redemption allowed
6 months until 2 years	100% of NAV	No redemption allowed
2 years until 5 years	100% of NAV	95.0% of NAV
5 years or more	100% of NAV	100% of NAV
In the event of a stockholder’s death or complete disability	100% of NAV	100% of NAV

Redemption of shares of our common stock will be made quarterly upon written request to us at least thirty (30) days prior to the end of the applicable quarter. We intend to provide notice of redemption by the last business day of each quarter, with an effective redemption date as of the last day of each quarter, and to endeavor to remit the Redemption Price within fifteen (15) days of the end of such quarter; although payment of the redemption price may be delayed until thirty (30) days after the end of such quarter, due to exigent circumstances, including, without limitation, (1) our partner real estate operators or borrower(s) failing to provide adequate information regarding the assets within a time period that allows us to perform our NAV calculation, which in turn would prevent us from determining share redemption prices; (2) macro-economic crises or property-level events, such as damage to the property, that may affect our ability to make redemptions or determine NAV; and (3) our payment processing provider choosing to discontinue service or has technical outages that prevent us from processing stock redemptions in a timely manner. Stockholders may withdraw their redemption request at any time up to three (3) business days prior to the redemption date. If we agree to honor a redemption request, the shares of our common stock to be redeemed will cease to accrue dividends or have voting rights as of the redemption date.

We cannot guarantee that the funds set aside for the Stockholder Redemption Plan will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient funds available to redeem all of the shares of our common stock for which redemption requests have been submitted in any quarter, we plan to redeem shares of our common stock on a pro rata basis on the redemption date.

Our limits on ownership of our shares of common stock also may require us to decline redemption requests that would cause other stockholders to exceed such ownership limits. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption (as discussed in “Certain U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemptions of Common Stock”).

We are not obligated to redeem shares of our common stock under the Stockholder Redemption Plan. We will limit the number of Class L shares to be redeemed during any calendar year to 10% of the weighted average number of shares of our common stock outstanding during the prior calendar year (or 2.5% per quarter), with excess capacity carried over to later quarters in the calendar year. We will limit the number of Class NL shares to be redeemed during any calendar year to 5.0% of the weighted average number of shares of our common stock outstanding during the prior calendar year (or 1.25% per quarter), with excess capacity carried over to later quarters in the calendar year. In addition, we may, in our sole discretion, amend, suspend, or terminate the Stockholder Redemption Plan at any time, including to protect our operations and our non-redeemed stockholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, to comply with REIT requirements, or for any other reason. Our limits on ownership of our shares also may require us to decline redemption requests that would cause other stockholders to exceed such ownership limits, that would cause us to have less than 100 stockholders or to the extent we determine is necessary to preserve our status as a REIT. In addition, in order to comply with certain of the distribution requirements applicable to REITs we will decline to honor any redemption request that we believe is a “dividend equivalent” redemption as discussed in “Certain U.S. Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders—Redemptions of Common Stock.” Therefore, you may not have the opportunity to make a redemption request prior to any potential termination of the Stockholder Redemption Plan.

Summary of the Plan

The following is a summary of the Plan. Appendix B to this offering circular contains the full text of the Plan.

Election to Participate or Terminate Participation

You may participate in the Plan by making a written election to participate on your subscription agreement at the time of subscription for our common stock or by completing and executing an enrollment form or any other Company–approved authorization form that we may make available. Participation in the DRIP will begin with the next distribution payable after receipt of your subscription, enrollment or authorization, provided that such enrollment request is received by us or the administrator, if any, at least fifteen (15) calendar days prior to end of the applicable quarter.

We reserve the right to prohibit qualified retirement plans or other plans from participating in the Plan if such participation would cause our underlying assets to include or be deemed to include “plan assets” subject to Title I of ERISA and/or Section 4975 if the Code, of qualified retirement plans or other plans. See “ERISA Considerations.”

We reserve the right to restrict stockholders from acquiring, directly or indirectly, beneficial ownership of more than 9.8% in value or number of shares of our common stock, or more than 9.8% in value or number of shares of any class of our common stock, or more than 9.8% in value or number of shares of our total capital stock, in each case whichever is most restrictive; provided however that the our board of directors may waive the ownership limitations with respect to a particular person if the board of directors receives evidence that ownership in excess of the limit will not jeopardize our REIT status, provided, further, that we will restrict such participant from acquiring, directly or indirectly, beneficial or constructive ownership of our shares of common stock in violation of the ownership limits set forth in such participant’s waiver agreement.

You may terminate participation in our distribution reinvestment plan at any time by delivering written notice to us. A withdrawal from participation in the Plan will be effective with respect to dividends for a given period only if written notice of termination is received at least thirty (30) calendar days prior to the last day of the period to which the dividend relates. In addition, a transfer of common stock by you will terminate your participation in our DRIP with respect to the transferred shares. Further, in the event that you request that we purchase all of your shares of our common stock, and such request is granted, you will be deemed to have given written notice to us that you are terminating your participation in our DRIP and are electing to receive all future dividends in cash.

Amendment, Suspension and Termination

We reserve the right to amend, suspend or terminate our distribution reinvestment plan for any reason upon ten days’ notice to you. We may provide such notice by including such information in a separate mailing to you, including via electronic mail.

In the event of a subsequent determination that the purchase price for any shares acquired by a participant under the Plan represented or will represent a discount in excess of 5% of the fair market value per share at the time of the dividend or issuance of shares pursuant to the Plan, the portion of such shares issued or to be issued under the Plan representing such excess amount will be voided, ab initio, and, at our option, the participation of such stockholder in the Plan may be terminated, in which event any current and future dividends to such stockholder would be paid in cash in lieu of shares of common stock.

Summary of the DRIP

The following is a summary of the DRIP. Appendix B to this offering circular contains the full text of the DRIP.

The DRIP is available to all stockholders. You may participate in the DRIP by making a written election to participate on your subscription agreement at the time of subscription for shares or by completing and executing an enrollment form or any other Company–approved authorization form that we may make available. Participation in the DRIP will begin with the next dividend payable after receipt of your subscription, enrollment or authorization.

The DRIP will allow you to elect to purchase shares of our common stock by reinvesting your dividends, subject to the $50,000,000 offering limit set forth in the offering circular, for $10.00 per share until the end of the Introductory Period when we establish an NAV per share; provided that the first $5,000,000 of shares of common stock issued in this offering and through the Plan may be purchased at a 5% discount to the purchase price. Thereafter, you will acquire shares at a price equal to the greater of $10.00 or our NAV per share as determined by us and updated quarterly. We reserve the right to modify the terms of the DRIP to comply with any REIT rules.

Shares will be purchased under the DRIP on the date that we make a dividend. Enrollment in the DRIP requires that dividends on all of a participant’s shares are subject to the DRIP. No selling commissions will be paid with respect to shares purchased pursuant to the DRIP.

Pursuant to the DRIP, we will apply the cash dividends declared and paid in respect of your shares to the purchase of additional shares for you. Such shares will be sold directly by us to you in the same manner in which we sold the underlying shares to which the dividends relate.

In connection with any matter requiring the vote of our stockholders, subject to any other restrictions on your ability to vote shares, you may vote all shares that you acquire through the DRIP.

A stockholder will be treated as if the stockholder received a dividend equal to the fair market value of the stock and the stockholder would incur tax on such dividend under the normal rules applicable to dividends (i.e., as either an ordinary dividend, capital gain dividend, return of capital distribution or return in excess of capital). See “Certain U.S. Federal Income Tax Considerations.”

Summary of the OCPP

The OCPP will allow you to elect to make optional cash purchases of the same class of shares of common stock (i.e., Class NL or Class L common stock) currently held by you, subject to the $50,000,000 offering limit set forth in this offering circular, for $10.00 per share until the end of the Introductory Period when we establish an NAV per share; provided that the first $5,000,000 of shares of common stock issued in this offering and through the Plan may be purchased at a 5% discount to the purchase price. Thereafter, you will acquire shares at a price equal to the greater of $10.00 or our NAV per share as determined by us and updated quarterly. We reserve the right to modify the terms of the OCPP to comply with any REIT rules.

The minimum aggregate amount of common stock that you may purchase under the OCPP is one (1) share. One-time optional cash payments received by us or the administrator, if any, will be invested on the first day of the month following such receipt. Recurring optional cash payments received by us or the administrator, if any, will be invested on the first day of each month following your authorization of recurring automatic deductions. No interest will be paid on cash payments held by us or the administrator, if any, pending investment. You may make optional cash payments by using the methods as detailed on our website, which may include payment by one-time bank debit or automatic deduction through an automated clearing house (ACH withdrawal). Participation in the OCPP will not be available until we have admitted investors as stockholders. No selling commissions will be paid with respect to shares purchased pursuant to the OCPP.

Liquidity Event

We expect to be managed as a perpetual vehicle. While we will always actively evaluate the market for possible Liquidity Events, there can be no assurances that a suitable transaction will be available. Our Manager’s Investment Committee, with the approval of the board of directors, has the discretion to consider a Liquidity Event at any time if it determines such event to be in our best interests. We do not have a stated term, as we believe setting a finite date for a possible, but uncertain, future Liquidity Event may result in actions that are not necessarily in the best interest or within the expectations of our stockholders. Unless otherwise terminated pursuant to our charter and bylaws, we will have an indefinite life and will not be subject to a fixed term.

Market dynamics out of our or our Manager’s control may accelerate or delay the timing of a possible Liquidity Event. Prior to our completion of a Liquidity Event, the Stockholder Redemption Plan may provide an opportunity for you to have your shares of common stock redeemed, subject to certain restrictions and limitations. See “—Quarterly Stockholder Redemption Plan” above for more details.

Investment Company Act Considerations

We intend to conduct our operations so that neither we, nor any of our subsidiaries, are required to register as investment companies under the Investment Company Act. Section 3(a)(1)(A) of the Investment Company Act defines an investment company as any issuer that is or holds itself out as being engaged primarily in the business of investing, reinvesting or trading in securities. Section 3(a)(1)(C) of the Investment Company Act defines an investment company as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the 40% test. Excluded from the term “investment securities,” among other things, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company set forth in Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We anticipate that we will hold real estate and real estate-related assets described below (i) directly, (ii) through wholly-owned subsidiaries, and (iii) through majority-owned joint venture subsidiaries and/or through Controlled Subsidiaries.

We intend, directly or through our subsidiaries, to originate, invest in and manage a diverse portfolio comprised of our Target Properties located within the Neighborhood. We expect to use substantially all of the net proceeds from this offering, including proceeds from the sales of shares of our common stock under the Plan, to originate, acquire and structure a portfolio of stabilized, income-oriented, Target Properties.

We will monitor our compliance with the 40% test and the holdings of our subsidiaries to ensure that each of our subsidiaries is in compliance with an applicable exemption or exclusion from registration as an investment company under the Investment Company Act.

The securities issued by any wholly-owned or majority-owned subsidiary that we may form and that are excluded from the definition of ”investment company” based on Section 3(c)(1) or 3(c)(7) of the Investment Company Act, together with any other investment securities we may own, may not have a value in excess of 40% of the value of our total assets on an unconsolidated basis.

The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting security as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries. The determination of whether an entity is a majority-owned subsidiary of our Company is made by us. We also treat subsidiaries of which we or our wholly-owned or majority-owned subsidiary is the manager (in a manager-managed entity) or managing member (in a member-managed entity) or in which our agreement or the agreement of our wholly-owned or majority-owned subsidiary is required for all major decisions affecting the subsidiaries (referred to herein as “Controlled Subsidiaries”), as majority-owned subsidiaries even though none of the interests issued by such Controlled Subsidiaries meets the definition of voting securities under the Investment Company Act. We reached our conclusion on the basis that the interests issued by the Controlled Subsidiaries are the functional equivalent of voting securities. We have not asked the SEC staff for concurrence of our analysis, our treatment of such interests as voting securities, or whether the Controlled Subsidiaries, or any other of our subsidiaries, may be treated in the manner in which we intend, and it is possible that the SEC staff could disagree with any of our determinations. If the SEC staff were to disagree with our treatment of one or more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets. Any such adjustment in our strategy could have a material adverse effect on us.

We believe that neither we nor certain of our subsidiaries will be considered investment companies for purposes of Section 3(a)(1)(A) of the Investment Company Act because we and they will not engage primarily or hold themselves out as being primarily engaged in the business of investing, reinvesting or trading in securities. We believe that our expected assets and sources of income, public representations of our real estate investment business, and the activities of our officers, directors and employees may indicate that we are primarily engaged in the real estate finance business. Consequently, we and our subsidiaries expect to be able to conduct our operations such that none will be required to register as an investment company under the Investment Company Act. In addition, we believe that neither we nor certain of our subsidiaries will be considered investment companies for purposes of Section 3(a)(1)(C) of the Investment Company Act because we and they will not engage or propose to engage in the business of investing, reinvesting, owning, holding or trading in securities and own or propose to acquire investment securities having a value exceeding 40% of the value of our total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis.

Certain of our subsidiaries may also rely upon the exclusion from the definition of investment company under Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the SEC, requires an entity to invest at least 55% of its assets in “mortgages and other liens on and interests in real estate”, which we refer to as “qualifying real estate interests”, and at least 80% of its assets in qualifying real estate interests plus “real estate-related assets.”

Qualification for exemption from registration under the Investment Company Act will limit our ability to make certain investments. To the extent that the SEC staff provides more specific guidance regarding any of the matters bearing upon such exclusions, we may be required to adjust our strategy accordingly. Any additional guidance from the SEC staff could provide additional flexibility to us, or it could further inhibit our ability to pursue the strategies we have chosen.

The loss of our exclusion from regulation pursuant to the Investment Company Act could require us to restructure our operations, sell certain of our assets or abstain from the purchase of certain assets, which could have an adverse effect on our financial condition and results of operations. See “Risk Factors—Risks related to Our Organizational Structure—Maintenance of our Investment Company Act exemption imposes limits on our operations, which may adversely affect our operations.”

DESCRIPTION OF CAPITAL STOCK AND CERTAIN PROVISIONS OF MARYLAND LAW, OUR CHARTER AND BYLAWS

The following description of our capital stock, certain provisions of Maryland law and certain provisions of our charter and bylaws are summaries and are qualified by reference to Maryland law and our charter and bylaws, copies of which are filed as exhibits to the offering statement of which this offering circular is a part. See “Additional Information.” References in this section to “we,” “our,” “us” and “Company” refer to Nico Echo Park, Benefit Corp.

General

We were incorporated in Maryland as a benefit corporation on April 19, 2019. Ownership of our Company is denominated in shares of common stock and, if created in the future, shares of preferred stock. We currently have authority to issue 100,000 shares of common stock, $0.01 par value per share. Prior to qualification, our board of directors will amend and restate our charter so that we will have two classes of common stock: Class L and Class NL shares. Our amended and restated charter will provide that we may issue up to 100,000,000 shares of stock, consisting of 90,000,000 shares of common stock, and 10,000,000 shares of preferred stock, with the approval of our board of directors and without stockholder approval, of which the 90,000,000 shares of common stock may be classified as either Class L shares or Class NL shares. As of the date of this offering circular, we have issued 100 shares of common stock to Max Levine and John Chaffetz through a private placement.

We have a December 31st fiscal year end. Additionally, we intend to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2020. We believe that our proposed ownership, organization and method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code.

Common Stock

General

We have two classes of common stock with the same economic rights, but different redemption rights. Class L common stock will be held by Local Residents and Class NL common stock by non-local investors.

Holders of our common stock will be entitled to receive such dividends as declared from time to time by our board of directors out of legally available funds, subject to any preferential rights of any preferred stock that we issue in the future. In the event of a Liquidity Event, each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after we pay our liabilities and any preferential dividends owed to preferred stockholders. Holders of shares of our common stock will not have preemptive rights, which means that you will not have an automatic option to purchase any new shares that we issue, nor will holders of our shares of common stock have any preference, conversion, exchange, sinking fund, redemption, or appraisal rights. Our common stock will be non-assessable by us upon our receipt of the consideration for which our board of directors authorized its issuance.

Our board of directors has authorized the issuance of shares of our common stock without certificates. We will not issue shares in certificated form. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our stock certificates will instead be furnished to stockholders upon request and without charge.

Through our transfer agent and administrator, Pacific Stock Transfer, we maintain a stock ledger that contains the name and address of each stockholder and the number of shares that the stockholder holds. With respect to uncertificated stock, we will continue to treat the stockholder registered on our stock ledger as the owner of the shares until the new owner delivers a properly executed form to us, which form we will provide to any registered holder upon request.

Voting Rights

Our common stockholders have voting rights only with respect to certain matters, primarily relating to election of directors, amendments to our charter or bylaws that would adversely change the rights of the common stock and removal of our Manager for “Cause” (as defined in our charter). Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of common stockholders. Our stockholders do not elect or vote on our Manager (except with respect to removal of our Manager for “Cause”), and have only limited voting rights on matters affecting our business, and therefore limited ability to influence decisions regarding our business.

Subject to the restrictions in our charter on transfer and ownership of shares, and except as may otherwise be specified in the charter, the holders of our common stock, including shares of common stock purchased pursuant to the Plan, are entitled to one vote per share on all matters submitted to a stockholder vote. Except as set forth in our charter, including any articles supplementary with respect to any series of preferred stock we may issue in the future, the holders of our common stock will possess exclusive voting power. Our charter does not provide for cumulative voting in the election of our directors.

Preferred Stock

Our charter authorizes our board of directors to designate and issue one or more classes or series of preferred stock without approval of our common stockholders. Our board of directors may determine the relative rights, preferences and privileges of each class or series of preferred stock so issued, which may be more beneficial than the rights, preferences, and privileges attributable to our common stock. The issuance of preferred stock could have the effect of delaying or preventing a change in control. Our board of directors has no present plans to issue preferred stock but may do so at any time in the future without stockholder approval.

Preferred Stock to Meet 100 Investor REIT Requirement.

To the extent necessary to assist us in obtaining a sufficient number of stockholders to meet certain of the qualification requirements for taxation as a REIT under the Code, we may undertake to issue and sell up to approximately 125 shares of a new series of preferred stock in a private placement to up to approximately 125 investors who qualify as “accredited investors” (as that term is defined in Rule 501(a) of Regulation D under the Securities Act). The preferred stock is expected to be perpetual, pay an annual market dividend for securities of this type and be redeemable by us at a premium to the aggregate liquidation value. For example, if we issue 125 shares of preferred stock with a liquidation price of $1,000 per share and an annual dividend of 12.5%, we would raise additional capital of $125,000 and be required to be pay or set aside for payment, in the aggregate, approximately $15,625 annually, before any dividends on shares of our common stock could be made.

Meetings and Special Voting Requirements

An annual meeting of our stockholders will be held each year, on a date and at the time and place set by the board of directors.

Special meetings of stockholders may be called by our chairman of the board of directors, chief executive officer, president or the board of directors. In addition, a special meeting of the stockholders must be called to act on any matter that may properly be considered at a meeting of stockholders upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting and the satisfaction by such stockholders of certain procedural requirements set forth in the Bylaws.

The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at any stockholder meeting constitutes a quorum. The affirmative vote of a plurality of all votes cast is sufficient to elect a director. Unless otherwise provided by the Maryland General Corporation Law (the “MGCL”) or our charter, the affirmative vote of a majority of all votes cast is sufficient to approve any other matter which properly comes before the meeting.

Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Except for amendments of our charter relating to the restrictions on transfer and ownership of shares and the vote required to amend certain provisions of the charter and except for those amendments permitted to be made without stockholder approval under Maryland law or by specific provision in the charter, any amendment to our charter will be valid only if it is declared advisable by the board of directors and approved by the affirmative vote of holders of shares entitled to cast at least a majority-in-interest of all votes entitled to be cast on the matter.

Restrictions on Ownership of Shares

Ownership Limit

To maintain our REIT qualification, not more than 50% in value of our outstanding shares may be owned, directly or indirectly, by five or fewer individuals (including certain entities treated as individuals under the Code) during the last half of each taxable year. In addition, at least 100 persons who are independent of us and each other must beneficially own our outstanding shares for at least 335 days per 12-month taxable year or during a proportionate part of a shorter taxable year. Each of the requirements specified in the two preceding sentences will not apply to any period prior to the second year for which we elect to be taxable as a REIT. We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Code. However, we cannot assure you that this prohibition will be effective.

To help ensure that we meet these tests, our charter, as amended, prohibits any person or group of persons from acquiring, directly or indirectly, beneficial ownership of more than 9.8% in value or number of shares of our common stock, or more than 9.8% in value or number of shares of any class of our common stock, or more than 9.8% in value or number of shares of our total capital stock, in each case whichever is most restrictive, unless such ownership limitations are waived by our board of directors. Our board of directors may waive 9.8% ownership limitations with respect to a particular person if the board of directors receives evidence that ownership in excess of the limit will not jeopardize our REIT status. Our charter prohibits any actual, beneficial or constructive ownership of our shares, that causes us to fail to qualify as a REIT (including any ownership that would result in any of our income that would otherwise qualify as “rents from real property” for purposes of the REIT rules to fail to qualify as such) and such ownership limitation will not be waived, unless our board of directors has determined that it is no longer in our best interests to qualify (or continue to qualify) as a REIT. In addition, our charter prohibits a person from owning actually or constructively shares of our outstanding capital stock if such ownership would result in any of our income that would otherwise qualify as “rents from real property” for purposes of the REIT rules to fail to qualify as such. Accordingly, as a result of such limitation, any stockholder that is a tenant of one of our Seed Assets (or any other properties acquired by us) or that actually or constructively owns 10% or more of a tenant of any of our Seed Assets (or any other properties acquired by us) will be prohibited from owning actually or constructively owning 10% or more of the shares of our outstanding capital stock.

Any attempted transfer of our shares that, if effective, would result in a violation of our ownership limit or would otherwise cause us to fail to qualify as a REIT (including by virtue of us being “closely held” or through our receipt of related party tenant income) will be null and void and will cause the number of shares causing the violation to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries. Any attempted transfer of our shares that, if effective, would result in our shares being owned by fewer than 100 persons will be null and void. The prohibited transferee will not acquire any rights in the shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the attempted transfer. We will designate a trustee of the trust that will not be affiliated with us or the prohibited transferee. We will also name one or more charitable organizations as a beneficiary of the share trust.

Shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The prohibited transferee will not benefit economically from any of the shares held in trust, will not have any rights to dividends or dividends, and will not have the right to vote or any other rights attributable to the shares held in the trust. The trustee will receive all dividends and dividends on the shares held in trust and will hold such dividends or dividends in trust for the benefit of the charitable beneficiary. The trustee may vote any shares held in trust.

Within 20 days of receiving notice from us that any of our shares have been transferred to the trust for the charitable beneficiary or as soon as practicable thereafter, the trustee will sell those shares to a person designated by the trustee whose ownership of the shares will not violate the above restrictions. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee and to the charitable beneficiary as follows. The prohibited transferee will receive the lesser of (i) the price paid by the prohibited transferee for the shares or, if the prohibited transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as determined by our Manager) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price received by the trustee from the sale or other disposition of the shares. Any net sale proceeds in excess of the amount payable to the prohibited transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that shares have been transferred to the trust, the shares are sold by the prohibited transferee, then (i) the shares will be deemed to have been sold on behalf of the trust and (ii) to the extent that the prohibited transferee received an amount for the shares that exceeds the amount he was entitled to receive, the excess will be paid to the trustee upon demand.

In addition, shares of our common stock held in the trust for the charitable beneficiary will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited transferee.

Any person who acquires or attempts to acquire shares in violation of the foregoing restrictions or who would have owned the shares that were transferred to any such trust must give us immediate written notice of such event, and any person who proposes or attempts to acquire or receive shares in violation of the foregoing restrictions must give us at least 15 days’ written notice prior to such transaction. In both cases, such persons will provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT.

The foregoing restrictions will continue to apply until our board of directors determines it is no longer in our best interest to qualify as a REIT. The 9.8% ownership limitations described above do not apply to any underwriter in an offering of our shares or to a person or persons exempted from the ownership limit by our board of directors based upon appropriate assurances that our qualification as a REIT would not be jeopardized.

Within 30 days after the end of each taxable year, every owner of 5% or more of our outstanding capital stock will be asked to deliver to us a statement setting forth the number of shares owned directly or indirectly by such person and a description of how such person holds the shares. Each such owner will also provide us with such additional information as we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with our ownership limit.

In addition, our charter provides that, prior to the first date on which any class or series of shares of our capital stock constitutes “publicly-offered securities” (as defined in the Plan Assets Regulation), “benefit plan investors” may not hold, in the aggregate, 25 percent or more of the value of any class or series of shares of our capital stock. If “benefit plan investors” exceed or may exceed this 25% limit, we may redeem their interests at a price equal to the then-current NAV per share. See “ERISA Considerations—The 25% Limit” for more information.

Furthermore, our charter provides that, in the event we determine in our discretion that there is a material likelihood that we would be a fiduciary under applicable law with respect to an investor that is subject to ERISA and/or Section 4975 of the Code (e.g., an IRA), we have the authority to redeem such investor’s interests at a price equal to the then-current NAV per share.

These restrictions could delay, defer or prevent a transaction or change in control of us that might involve a premium price for our shares of common stock or otherwise be in the best interests of our stockholders.

Investment Criteria, Minimum Investment and Transfer Restrictions

Pursuant to the requirements of Section 18(b)(4)(D)(ii) of the Securities Act and Rule 251(d)(2)(i)(C) of Regulation A, purchasers of our common stock in this offering must be “qualified purchasers,” which means that they are required to satisfy certain investment criteria regarding their net worth or income. Purchasers must either (i) be an accredited investor or (ii) if you are not an accredited investor, the investment in the shares is not more than 10% of the greater of: (a) if you are a natural person: (1) your individual net worth, or joint net worth with your spouse, excluding the value of your primary residence; or (2) your individual income, or joint income with your spouse, received in each of the two most recent years and you have a reasonable expectation that an investment in the shares will not exceed 10% of your individual or joint income in the current year or (b) if you are not a natural person, (1) your revenue, as of your most recently completed fiscal year end; or (2) your net assets, as of your most recently completed fiscal year end. See “State Law Exemption and Purchase Restrictions” on page iii of this offering circular for more information.

No stockholder will, without the prior written approval of the board of directors, transfer any shares of common stock (or preferred stock, if any) if, in the opinion of counsel, such transfer would result in our being required to become a reporting company under the Exchange Act. Any such transfer will be void ab initio and the intended transferee will acquire no rights in such shares of capital stock. This restriction will not apply at any time (i) that we have a class of securities registered under the Exchange Act or are filing reports pursuant to Section 13 or 15(d) under the Exchange Act or (ii) after the board of directors adopts a resolution to such effect.

All subsequent sales must comply with applicable state and federal securities laws.

The minimum investment required in this offering is 10 shares of common stock, or $95 based on the initial discounted offering price of $9.50 per share (or $100 if the discount does not apply). Pursuant to a board policy, you may not transfer your shares of common stock in a manner that causes you or your transferee to own fewer than the number of shares of common stock required to meet the minimum purchase requirements, except the following transfers without consideration: (i) transfers by gift; (ii) transfers by inheritance; (iii) intrafamily transfers; (iv) family dissolutions; (v) transfers to affiliates; and (vi) transfers by operation of law. These minimum investment requirements are applicable unless and until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares of common stock. We cannot assure you that our shares of common stock will ever be listed on a national securities exchange.

Dividends

We expect that our board of directors will declare and pay dividends on a quarterly basis, or more or less frequently as advised by our Manager, in arrears, based on record dates to be established by our board of directors, which are currently expected to be the last day of the last month of the applicable quarter for which dividends are declared. Any dividends we make will be following consultation with our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow and the REIT distribution requirements. We will set the rate of dividends at a level that will be reasonably consistent and sustainable over time. We have not established a minimum dividend level, and our charter does not require that we pay dividends to our stockholders.

Generally, our policy will be to pay dividends from cash flow from operations. During our offering stage, when we may raise capital in this offering more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not be able to pay dividends solely from our cash flow from operations. Further, because we may receive property income or other revenue at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we will declare dividends in anticipation of cash flow that we expect to receive during a later period and we will pay these dividends in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings or lines of credit to fund our dividends. We may also fund such dividends from the sale of assets or other investments. Our charter permits us to pay dividends from any source, including offering proceeds or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such dividends. If we pay dividends from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets.

To maintain our qualification as a REIT, we must make aggregate annual dividends to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year. See “Certain U.S. Federal Income Tax Considerations – Annual Distribution Requirements.” Our board of directors may authorize dividends in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our board of directors deems relevant.

Dividends that you receive, including those reinvested pursuant to the DRIP, and which are not designated by us as capital gain dividends, will generally be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. However, the TCJA provides non-corporate taxpayers are generally allowed a deduction of 20% of a noncorporate taxpayer’s ordinary REIT dividends with such deduction scheduled to expire for taxable years beginning after December 31, 2025. To the extent any portion of your dividend is not from current or accumulated earnings and profits, it will not be subject to tax immediately; it will be considered a return of capital for tax purposes and will reduce the tax basis of your investment (and potentially result in taxable gain upon your sale of the stock). Dividends reinvested pursuant to the DRIP will be considered a new share purchase as of the dividend date. See “Certain U.S. Federal Income Tax Considerations—Taxation of Stockholders – Taxation of Taxable Domestic Stockholders – Dividends” for an additional discussion of these rules. However, because each investor’s tax considerations are different, we suggest that you consult with your tax advisor.

Benefit Corporation Status

We have organized as a Maryland benefit corporation as a demonstration of our commitment to our mission to adopt the Neighborhood Model in line with our social and environmental objectives. Benefit corporations are a relatively new class of corporations that are intended to produce a public benefit and to operate in a responsible and sustainable manner. Under Maryland law, benefit corporations are required to identify the public benefit or benefits they will promote in their charter and their directors have a duty to manage the affairs of the corporation in a manner that balances (i) the pecuniary interests of the stockholders, (ii) the best interests of those materially affected by our conduct, and (iii) the specific public benefit or public benefits identified in our charter.

Benefit corporations organized in Maryland are also required to publicly disclose at least annually a report that assesses their benefit performance. In connection with this report, our benefit performance will be assessed against a third-party standard and will include: (1) a narrative description of the process and rationale for selecting a third-party standard, (2) any obstacles we faced in implementing our public benefit, and (3) an assessment of general social and environmental performance against third party standard. The selected third-party standard will be consistently applied year to year, or if not consistently applied, we will state the reason for the inconsistency. The report will be posted on our website by posting it on the on the Nico Platform website, www.mynico.com, and we will make copies available to those stockholders who make a request.

Certified B Corporation

In addition to becoming a benefit corporation, although not required by Maryland law, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by an independent non-profit organization. As a result of this assessment, we and our Sponsor are each currently designated as a “Certified B CorporationTM”. B Corp Certification is administered by the non-profit B Lab.

As a Certified B Corporation, we must achieve a minimum verified score on the B Impact Assessment—a rigorous assessment of our impact on our employees, tenants, community, and environment—and we will make our B Impact Report transparent on bcorporation.net. We will also post our B Impact Report on our website at www.mynico.com.

In addition, as a Certified B Corporation, our governing documents require our board of directors to balance profit and purpose. We hope that the combination of third-party validation, public transparency, and legal accountability will help us build trust and value with our stockholders, our tenants and with other Local Residents in the Neighborhood.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years following the most recent date on which the interested stockholder became an interested stockholder. Maryland law defines an interested stockholder as:

•	any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. In addition, a person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any person as described above. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by us with the supermajority vote requirements and other provisions of the statute.

None of these provisions of the MGCL will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. We have opted out of these provisions by resolution of our board of directors. However, our board of directors may, by resolution, opt in to the business combination statute in the future.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to any control shares except to the extent approved at a special meeting of stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock of a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (a) a person who makes or proposes to make a control share acquisition; (b) an officer of the corporation; or (c) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares acquired or to be acquired in the control share acquisition. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless these specific appraisal rights are eliminated under the charter or bylaws.

The control share acquisition statute does not apply to: (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock. There can be no assurance that this provision will not be amended or eliminated by the board at any time in the future.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, at any meeting of our stockholders, stockholders may propose matters to be considered by stockholders, including director nominations, only if they have complied with the advance notice procedures of our bylaws. In the case of annual meetings, a stockholder generally must provide notice to the Secretary of the Company not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the date of preceding year’s annual meeting; provided, however, that in the case of the first annual meeting or if the date of the annual meeting is changed by more than twenty-five (25) days from such anniversary date, notice must be received not later than the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

In the case of a special meeting, a stockholder generally must provide notice to the Secretary of the Company not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, which first occurs.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting stockholder meetings.

Arbitration Provision

Under the arbitration provision contained in our bylaws, either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case-by-case basis as claims arise. In this regard, the arbitration provision is similar to a binding arbitration provision as we are likely to invoke the arbitration provision to the fullest extent permissible. The arbitration provision applies to claims under the U.S. federal securities laws and to all claims that are related to us, including with respect to this offering, our shares, our holdings, our ongoing operations and the management of our investments, among other matters.

Any arbitration brought pursuant to the arbitration provision must be conducted in Los Angeles, California. The term “claim” as used in the arbitration provision is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, the common stock, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court) the validity or enforceability of the arbitration provision, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the arbitration provision is to be given the broadest possible interpretation that will permit it to be enforceable. Based on discussions with and research performed by our counsel, we believe that the arbitration provision is enforceable under federal law, the laws of the State of Maryland, the laws of the State of California, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the arbitration provision or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Before purchasing shares, a potential investor must acknowledge, understand, and agree that: (a) arbitration is final and binding on the parties; (b) the parties are waiving their right to seek remedies in court, including the right to jury trial; (c) pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings; (d) the arbitration award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited; and (e) the panel of arbitrators may include a minority of persons engaged in the securities industry. The arbitration provision limits the rights of an investor to many legal remedies and rights otherwise available. See “How to Subscribe—Arbitration Provision.”

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISION IN OUR BYLAWS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

Indemnification and Limitation of Directors’ and Officers’ Liability

The MGCL permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.

Our charter contains such a provision that eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law. These limitations of liability do not apply to liabilities arising under the federal securities laws and do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

Our charter also authorizes us, to the maximum extent permitted by Maryland law, to obligate us to indemnify any present or former director or officer or any individual who, while a director or officer of our Company and at the Company’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.

Our governing documents obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our Company and at the request of our Company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our Company in any of the capacities described above and any employee or agent of us or a predecessor of our Company.

In addition, our charter provides that we will indemnify Max Levine and John Chaffetz (regardless of whether such individual(s) is still affiliated with our Manager and/or Sponsor at the time) for any costs or expenses incurred in connection with any non-recourse carveout guaranty that Messrs. Levine and Chaffetz may enter into on behalf of the Company unless such costs or expenses arise directly from acts or omissions constituting bad faith, willful misconduct, gross negligence, or reckless disregard of duties by the indemnified party.

The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

•	a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as the foregoing provisions permit indemnification of directors, executive officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Transfer Agent and Administrator

We will use our existing website, www.mynico.com, to provide notification of the offering. This offering circular will be furnished to prospective investors at www.mynico.com via download 24 hours per day, 7 days per week on our website. Our website and Pacific Stock Transfer’s technology platform will be the exclusive means by which prospective investors may subscribe in this offering.

Payments for subscriptions must be transmitted directly by wire or electronic funds transfer via ACH to the specified bank account maintained by the Company pursuant to the instructions in the subscription agreement.

To ensure that any account changes or updates are made promptly and accurately, all changes and updates should be directed to the transfer agent, including any change to a stockholder’s address, ownership type, or distribution mailing address, as well as redemption requests under the Stockholder Redemption Plan.

DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF
NICO ECHO PARK OPERATING PARTNERSHIP LP

The following summary of the terms of the Amended and Restated Agreement of Limited Partnership of our Operating Partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Amended and Restated Agreement of Limited Partnership of Nico Echo Park Operating Partnership LP, a copy of which is an exhibit to the offering statement of which this offering circular is a part. See “Additional Information.” References in this section to “we,” “our,” “us” and “Company” refer to Nico Echo Park, Benefit Corp.

Management

We are the sole general partner of our Operating Partnership, which is organized as a Delaware limited partnership. Our Manager is the special limited partner of our Operating Partnership. Together with our Manager, we will initially own 100% of the limited partnership interests in our Operating Partnership. In addition, the Special Profit Share Entity, an affiliate of our Sponsor, has a profits interest in our Operating Partnership with respect to the annual performance distribution and the exit performance distribution. We expect to conduct substantially all of our operations and make substantially all of our investments through our Operating Partnership. Pursuant to the partnership agreement, we have full, exclusive and complete responsibility and discretion in the management and control of our Operating Partnership, including the ability to cause our Operating Partnership to enter into certain major transactions including acquisitions, dispositions and refinancings, pay distributions to partners, and to cause changes in our Operating Partnership’s business activities.

The partnership agreement will require that our Operating Partnership be operated in a manner that permits us to qualify as a REIT. We will employ an UPREIT structure to facilitate the acquisition of properties from potential sellers in a tax-efficient manner.

Transferability of General Partner Interests; Extraordinary Transactions

We may voluntarily withdraw from our Operating Partnership or transfer or assign our interest in our Operating Partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets without obtaining the consent of limited partners if either:

•	following such transaction, the equity holders of the surviving entity are substantially identical to our existing stockholders;

•	as a result of such a transaction, all limited partners (other than us), will receive for each OP Unit an amount of cash, securities and other property equal in value to the greatest amount of cash, securities and other property paid in the transaction to a holder of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer will have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of OP Units (other than those held by us or our subsidiaries) will be given the option to exchange its OP Units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer the shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer;

•	if immediately after such a transaction (i) substantially all of the assets of the successor or surviving entity, other than OP Units held by us, are owned, directly or indirectly, by our Operating Partnership, provided that if, in connection with the transaction, a purchase, tender or exchange offer will have been made to and accepted by the holders of more than 50% of the outstanding shares of our common stock, each holder of OP Units (other than those held by us or our subsidiaries) will be given the option to exchange its OP Units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer the shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•	the transaction is to a wholly-owned subsidiary.

Following such transfers, we as the general partner may withdraw as the general partner.

Limited partners generally have no voting or consent rights, except as set forth above and for certain amendments to the partnership agreement. Amendments to reflect the issuance of additional partnership interests or to set forth or modify the designations, rights, powers, duties and preferences of holders of any additional partnership interests in the partnership may be made by the general partner without the consent of the limited partners. In addition, amendments that would not adversely affect the rights of the limited partners in any material respect and certain other specified types of amendments may be made by the general partner without the consent of the limited partners. Otherwise, amendments to the partnership agreement that would adversely affect the rights of the limited partners in any material respect must be approved by limited partners holding a majority of the OP Units (including the OP Units held by us and our affiliates) and, if such amendments would modify certain provisions of the partnership agreement relating to distributions, allocations, and redemptions, among others, the consent of a majority in interest of the OP Units held by limited partners (other than us and our affiliates) is required if such an amendment would disproportionately affect such limited partners. In addition, any amendment to the partnership agreement that would convert a limited partner interest into a general partner interest (except for our acquiring such interest) or modify the limited liability of a limited partner would require the consent of each limited partner adversely affected or otherwise will be effective against only those limited partners who provide consent.

Capital Contributions

We will contribute, directly, to our Operating Partnership substantially all of the net proceeds from this offering, including proceeds from the sales of shares under the Plan and substantially all assets directly acquired by us in connection with the formation transactions as our initial capital contribution in exchange for OP Units. The partnership agreement provides that if our Operating Partnership requires additional funds at any time in excess of funds available to our Operating Partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our Operating Partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, if we issue any additional equity securities, we are obligated to contribute the proceeds from such issuance as additional capital to our Operating Partnership and we will receive additional OP Units with economic interests substantially similar to those of the securities we issued. In addition, if we contribute additional capital to our Operating Partnership, we generally will revalue the property of our Operating Partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. Our Operating Partnership may issue preferred partnership interests, in connection with acquisitions of property, our issuance of preferred shares or otherwise, which could have priority over common partnership interests with respect to distributions from our Operating Partnership, including the partnership interests we own.

Conversion Rights

Pursuant to the partnership agreement, any future limited partners, other than us or our subsidiaries (except to the extent described below or in separate agreements with such limited partners), will receive conversion rights, which, beginning one year after issuance, will enable them to cause our Operating Partnership to redeem the OP Units held by such limited partners in exchange for cash or, at our option, shares of our common stock on a one-for-one basis. The cash conversion amount per OP Unit would be calculated as a percentage of the NAV per share in effect at the time of the conversion request, determined in the same manner as payments under the Stockholder Redemption Plan for shares of our common stock. The number of shares of our common stock issuable upon conversion of OP Units held by limited partners may be adjusted upon the occurrence of certain events such as stock dividends, stock subdivisions or combinations. We expect to fund cash conversions, if any, out of available cash or borrowings. To the extent we assume the conversion request by issuing shares of our common stock to a converting limited partner, the converting limited partner could then make a request to redeem those shares for cash pursuant to the Stockholder Redemption Plan (subject to the terms and limitations of the Stockholder Redemption Plan as described herein). For purposes of the Stockholder Redemption Plan, a limited partner’s holding period with respect to the shares of common stock it receives upon conversion would be deemed to include the holding period of the OP Units being converted. The partnership agreement provides that, until such time as our common stock is listed for trading on a stock exchange, a limited partner may make its conversion request contingent on such limited partner’s OP Units either (i) being redeemed by our Operating Partnership for cash or (ii) being acquired by us in exchange for shares of our common stock and then those shares being redeemed pursuant to the Stockholder Redemption Plan, subject to us having sufficient funds taking into account all other conversion requests submitted during the applicable period and subject in all respects to the terms and limitations of the Stockholder Redemption Plan. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its conversion rights if the delivery of common stock to the converting limited partner could cause:

•	the converting partner or any other person to violate any of the restrictions on ownership and transfer of our stock contained in our charter;

•	our Operating Partnership to cease to be classified as a partnership for U.S. federal income tax purposes (except as a result of the redemption of all units other than those owned by us);

•	our Operating Partnership to become, with respect to any employee benefit plan subject to Title I of ERISA or Section 4975 of the Code, a “party-in-interest”(as defined in Section 3(14) of ERISA) or a “disqualified person” (as defined in Section 4975(e) of the Code);

•	any portion of the assets of our Operating Partnership to constitute assets of any employee benefit plan pursuant to Department of Labor Regulations Section 2510.2-101;

•	our Operating Partnership to become a “publicly traded partnership,” as such term is defined in Section 7704(b) of the Code, that is taxable as a corporation for U.S. federal income tax purposes;

•	our Operating Partnership to be regulated under the Investment Company Act, the Investment Advisers Act, or ERISA; or

•	an adverse effect on our ability to qualify as a REIT or, except with our consent, cause any taxes to become payable by us under Section 857 or Section 4981 of the Code.

We may, in our sole and absolute discretion, waive any of these restrictions.

In addition to the foregoing, (i) to the extent we redeem common stock of the REIT, our Operating Partnership may redeem OP Units held by the REIT in order to give effect to such redemption of common stock and (ii) our Operating Partnership may make certain other anti-dilutive adjustments to the REIT’s ownership of OP Units in order to effect the varying economic arrangements between the REIT on the one hand and the other investors in our Operating Partnership on the other hand (i.e., the disproportionate bearing of certain fees and expenses).

Reimbursement of Expenses

In addition to the administrative and operating costs and expenses incurred by our Operating Partnership, our Operating Partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our formation costs and the costs of this offering;

•	all expenses relating to continuity of our existence and our operations;

•	all expenses relating to qualifications, registrations, repurchases and redemptions of securities;

•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under U.S. federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

•	all expenses for compensation of our directors, director nominees, officers and employees; and

•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our Operating Partnership.

Duty of Care

Our directors and officers have duties under applicable Maryland law to manage our Company in a manner consistent with the best interests of our stockholders. At the same time, we, as the general partner of our Operating Partnership, have duties under applicable Delaware law to manage our Operating Partnership in a manner beneficial to our Operating Partnership and its partners. Our duties to our Operating Partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. The limited partners of our Operating Partnership expressly acknowledge that, as the general partner of our Operating Partnership, we are acting for the benefit of our Operating Partnership, the limited partners and our stockholders collectively. Moreover, the limited partners acknowledge that because the Company is a benefit corporation, our officers and directors are also required to consider the effects of their decisions on workers, suppliers, customers, the community and society at large, the local and global environment. When deciding whether to cause our Operating Partnership to take or decline to take any actions, we, as the general partner, will be under no obligation to give priority to the separate interest of (i) the limited partners in our Operating Partnership (including, without limitation, tax considerations of our limited partners except as provided in a separate written agreement) or (ii) our stockholders. In addition, the partnership agreement provides that we will maintain a contractual as opposed to a fiduciary relationship with the Operating Partnership.

Distributions

The partnership agreement provides that, subject to the terms of any preferred partnership interests or additional class or series of OP Units, our Operating Partnership will make non-liquidating distributions at such time and in such amounts as determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in our Operating Partnership; provided, however, that the Special Profit Share Entity, as the special limited partner, will be entitled to receive an annual performance distribution equal to 12.5% of the excess (if any) of the total return of our common stock over a 6.0% per annum return.

Upon the occurrence of (i) a sale or merger of the Company, (ii) a roll-up transaction, (iii) a listing of the Class L and/or Class NL shares on a national securities exchange or (iv) a similar transaction, the Special Profit Share Entity, as the special limited partner, will be entitled to an exit performance distribution equal to 10% of the excess (if any) of the total return of our common stock over an annualized non-compounded 6.0% return.

Upon liquidation of our Operating Partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, the exit performance distribution (described above), and subject to the terms of any preferred partnership interests, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Term

Our Operating Partnership will continue indefinitely, or until sooner dissolved upon:

•	our bankruptcy, dissolution or withdrawal (unless the limited partners elect to continue the partnership);

•	the sale or other disposition of all or substantially all of the assets of our Operating Partnership;

•	an election by us in our capacity as the general partner; or

•	entry of a decree of judicial dissolution.

Tax Matters

Our partnership agreement will provide that we, as the sole general partner of our Operating Partnership, or our designee, will be the partnership representative of our Operating Partnership and will have authority to appoint a designated individual that will handle tax audits. As General Partner, we will have authority to make tax elections under the Code on behalf of our Operating Partnership.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common stock. For purposes of this section, references to “we,” “us,” “our” or “Company” means only Nico Echo Park, Benefit Corp. and not its subsidiaries or other lower-tier entities, except as otherwise indicated.

This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, current administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain a position contrary to any of the tax considerations described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this summary. The summary is also based upon the assumption that our operations, and the operations of any subsidiaries and other lower-tier affiliated entities, will be in accordance with its applicable organizational documents and as described in this offering circular. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of its investment or tax circumstances or to stockholders subject to special tax rules, such as:

•	U.S. expatriates;

•	persons who mark-to-market shares of our common stock;

•	subchapter S corporations;

•	U.S. stockholders who are U.S. persons (as defined below) whose functional currency is not the U.S. dollar;

•	financial institutions;

•	insurance companies;

•	broker-dealers;

•	regulated investment companies;

•	trusts and estates;

•	holders who receive shares of our common stock through the exercise of employee stock options or otherwise as compensation;

•	persons holding shares of our common stock as part of a “straddle,” “hedge,” “short sale,” “conversion transaction,” “synthetic security” or other integrated investment;

•	persons subject to the alternative minimum tax provisions of the Code;

•	persons holding shares of our common stock through a partnership or similar pass-through entity;

•	persons holding a 10% or more (by vote or value) beneficial interest in us;

•	tax exempt organizations, except to the extent discussed below in “—Taxation of Our Company—Taxation of Tax Exempt U.S. Stockholders;” and

•	non-U.S. persons (as defined below), except to the extent discussed below in “—Taxation of Non-U.S. Stockholders.”

This summary assumes that stockholders will hold shares of our common stock as capital assets, within the meaning of Section 1221 of the Code, which generally means as property held for investment.

For the purposes of this summary, a U.S. person is a beneficial owner of our common stock who for U.S. federal income tax purposes is:

•	a citizen or resident of the United States;

•	a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.

For the purposes of this summary, a U.S. stockholder is a beneficial owner of our common stock who is a U.S. person. A tax exempt organization is a U.S. person who is exempt from U.S. federal income tax under Section 401(a) or 501(a) of the Code. For the purposes of this summary, a non-U.S. person is a beneficial owner of our common stock who is a non-resident alien individual or a non-U.S. corporation for U.S. federal income tax purposes, and a non-U.S. stockholder is a beneficial owner of our common stock who is a non-U.S. person. The term “corporation” includes any entity treated as a corporation for U.S. federal income tax purposes, and the term “partnership” includes any entity treated as a partnership for U.S. federal income tax purposes.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING SHARES OF OUR COMMON STOCK TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER’S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISER REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON STOCK.

Taxation of Our Company

We intend to elect to be treated as a REIT under the Code, commencing with the taxable year ending December 31, 2020. A REIT generally is not subject to U.S. federal income tax on the income that it distributes to its stockholders if it meets the applicable REIT dividend and other requirements for qualification. We believe that our proposed ownership, organization and method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the Code. However, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations and the possibility of future changes in our circumstances or applicable law, no assurance can be given by us that we will so qualify for any particular year or that the IRS will not challenge our conclusions with respect to our satisfaction of the REIT requirements.

Qualification and taxation as a REIT depends on our ability to meet, on a continuing basis, through actual results of operations, dividend levels, diversity of share ownership and various qualification requirements imposed upon REITs by the Code, discussed below. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which we may not control. Our ability to qualify as a REIT also requires that we satisfy certain asset and income tests, some of which depend upon the fair market values of assets directly or indirectly owned by us or which serve as security for loans made by us. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

Taxation of REITs in General

Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and, therefore, will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that results generally from investment in a corporation. Rather, income generated by a REIT is generally taxed only at the stockholder level, upon a distribution of dividends by the REIT.

Even if we qualify for taxation as a REIT, however, we will be subject to U.S. federal income taxation as follows:

•	We will be taxed at regular U.S. federal corporate rates on any undistributed income, including undistributed cashless income such as accrued but unpaid interest.

•	If we have net income from “prohibited transactions,” which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property” below.

•	If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or from certain leasehold terminations as “foreclosure property,” we may thereby avoid (1) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction) and (2) treating any income from such property as non-qualifying for purposes of the REIT gross income tests discussed below, provided however, that the gain from the sale of the property or net income from the operation of the property that would not otherwise qualify for the 75% income test but for the foreclosure property election will be subject to U.S. federal corporate income tax at the highest applicable rate (currently 21%).

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (1) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (2) a fraction intended to reflect profitability.

•	If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT asset tests that do not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 21%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

•	If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and the violation is due to reasonable cause and not due to willful neglect, we may retain our REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

•	If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods (or the required dividend), we will be subject to a 4% excise tax on the excess of the required dividend over the sum of (A) the amounts actually distributed (taking into account excess dividends from prior years), plus (B) retained amounts on which income tax is paid at the corporate level.

•	We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholder, as described below in “—Requirements for Qualification as a REIT.”

•	A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us and any TRS and any other TRSs we may own if and to the extent that the IRS successfully adjusts the reported amounts of these items because the reported amounts were not consistent with arm’s length amounts.

•	If we acquire appreciated assets from a corporation that is not a REIT in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the non-REIT corporation, we may be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of any such assets during the 5-year period following their acquisition from the non-REIT corporation.

•	We may elect to retain and pay U.S. federal income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain in its income (to the extent we make a timely designation of such gain to the stockholder), would be deemed to have paid the tax that it paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our common stock.

•	We may own subsidiaries that will elect to be treated as TRSs and we may hold investments through such TRSs, the earnings of which will be subject to U.S. federal corporate income tax.

In addition, we may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and non-U.S. income, franchise property and other taxes.

Requirements for Qualification as a REIT

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT under Sections 856 through 860 of the Code;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	commencing with its second REIT taxable year, the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

(6)	in which, commencing with its second REIT taxable year, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” as defined in the Code to include specified entities (the “5/50 Test”);

(7)	that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	that has no earnings and profits from any non-REIT taxable year at the close of any taxable year;

(9)	that uses the calendar year for U.S. federal income tax purposes, and complies with the record-keeping requirements of the Code and the Treasury Regulations promulgated thereunder; and

(10)	that meets other tests described below, including with respect to the nature of its income and assets and the amount of its dividends.

For purposes of condition (1), “directors” generally means persons treated as “directors” for purposes of the Investment Company Act, which we believe includes our board of directors. Our shares of capital stock are generally freely transferable, and we believe that the restrictions on ownership and transfers of our shares do not prevent us from satisfying condition (2). We believe that the shares sold in this offering will allow us to timely comply with condition (6). However, depending on the number of stockholders who subscribe for shares in this offering and the timing of subscriptions, we may need to conduct an additional offering of preferred shares to timely comply with (5). For purposes of determining stock ownership under condition (6) above, a supplemental unemployment compensation benefits plan, a private foundation and a portion of a trust permanently set aside or used exclusively for charitable purposes generally are each considered an individual. A trust that is a qualified trust under Code Section 401(a) generally is not considered an individual, and beneficiaries of a qualified trust are treated as holding shares of a REIT in proportion to their actuarial interests in the trust for purposes of condition (6) above. To monitor compliance with the share ownership requirements, we are generally required to maintain records regarding the actual ownership of our shares. Provided we comply with these record keeping requirements and that we would not otherwise have reason to believe we fail the 5/50 Test after exercising reasonable diligence, we will be deemed to have satisfied the 5/50 Test. In addition, our charter provides restrictions regarding the ownership and transfer of our shares, which are intended to assist us in satisfying the share ownership requirements described above.

Effect of Subsidiary Entities

Ownership of Partnership Interests

In the case of a REIT that is a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, the REIT is deemed to own its proportionate share of the partnership’s assets and to earn its proportionate share of the partnership’s gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT’s interest in partnership assets will be based on the REIT’s proportionate interest in any securities issued by the partnership, excluding for these purposes, certain excluded securities as described in the Code. For purposes of determining the amount of the REIT’s taxable income that must be distributed, or is subject to tax, the REIT’s share of partnership income is determined under the partnership tax provisions of the Code and will reflect any special allocations of income or loss that are not in proportion to capital interests. Income earned through partnerships retains its character for U.S. federal income tax purposes when allocated among its partners. We intend to obtain covenants from any partnerships in which we invest but do not control to operate in compliance with the REIT requirements, but we may not control any particular partnership into which we invest, and thus no assurance can be given that any such partnerships will not operate in a manner that causes us to fail an income or asset test requirement. In general, partnerships are not subject to U.S. federal income tax. However, a partnership in which we invest may be required to pay the hypothetical increase in partner-level taxes resulting from an adjustment of partnership tax items on audit.

Disregarded Subsidiaries

If a REIT owns a corporate subsidiary that is a “qualified REIT subsidiary,” that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT itself, including for purposes of the gross income and asset tests applicable to REITs, as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, that is wholly-owned by a REIT, by other disregarded subsidiaries of a REIT or by a combination of the two. Single member limited liability companies or other domestic unincorporated entities that are wholly-owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests unless they elect TRS status. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary ceases to be wholly-owned by us (for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours), the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See “—Asset Tests” and “—Gross Income Tests.”

Taxable REIT Subsidiaries

A REIT, in general, may jointly elect with a subsidiary corporation, whether or not wholly-owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to U.S. federal income tax on its taxable income, which may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to pay dividends to our stockholders.

A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT generally recognizes dividend income when it receives distributions of earnings from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a parent REIT does not include the assets and income of its TRSs in determining the parent REIT’s compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude the parent REIT from doing directly or through pass-through subsidiaries. If dividends are paid to us by one or more domestic TRSs we may own, then a portion of the dividends that we distribute to stockholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See “—Taxation of Taxable U.S. Stockholders” and “—Annual Distribution Requirements.”

We may hold certain investments through one or more TRSs, including property that we believe would be treated as held primarily for sale to customers in the ordinary course of our trade or business for U.S. federal income tax purposes and that cannot be sold within a statutory safe harbor to avoid the 100% tax on “prohibited transactions” that otherwise would apply to gain from the sale of such property. Generally, a TRS can perform impermissible tenant services without causing us to receive impermissible tenant services income from those services under the REIT income tests. A TRS may also engage in other activities that, if conducted by us other than through a TRS, could result in the receipt of non-qualified income or the ownership of non-qualified assets. However, several provisions regarding the arrangements between a REIT and its TRSs ensure that a TRS will be subject to an appropriate level of U.S. federal income taxation. For example, a TRS is limited in its ability to deduct interest payments made to us in excess of a certain amount. In addition, we will be obligated to pay a 100% penalty tax on some payments that we receive or certain other amounts or on certain expenses deducted by the TRS if the economic arrangements among us, our tenants and/or the TRS are not comparable to similar arrangements among unrelated parties. While we intend to manage the size of our TRSs and dividends from our TRSs in a manner that permits us to qualify as a REIT, it is possible that the equity investments appreciate to the point where our TRSs exceed the thresholds mandated by the REIT rules. In such cases, we could lose our REIT status if we are unable to satisfy certain exceptions for failing to satisfy the REIT income and asset tests. In any event, any earnings attributable to equity interests held in TRSs or origination activity conducted by TRSs will be subject to U.S. federal corporate income tax, and the amount of such taxes could be substantial.

To the extent we hold an interest in a non-U.S. TRS, we may be required to include our portion of its earnings in our income irrespective of whether or not such non-U.S. TRS has made any distributions. Any such income will not be qualifying income for purposes of the 75% gross income test and under recently released guidance by the IRS should be qualifying income for purposes of the 95% gross income test.

Gross Income Tests

In order to maintain our qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions” and certain hedging and foreign currency transactions, must be derived from investments relating to real property or mortgages on real property, including “rents from real property,” dividends received from and gains from the disposition of other shares of REITs, interest income derived from mortgage loans secured by real property, and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. For purposes of the 75% income test, gain from the sale or disposition of a debt instrument of publicly offered REITs that are not secured by mortgages on real property or interests in real property is non-qualifying income.

Rental Income

Rents we receive will qualify as rents from real property in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “rents from real property” solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a “related party tenant” will not qualify as rents from real property in satisfying the gross income tests unless the tenant is a TRS and either (i) at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space, or (ii) the property leased is a “qualified lodging facility,” as defined in Section 856(d)(9)(D) of the Code, or a “qualified health care property,” as defined in Section 856(e)(6)(D)(i) of the Code, and certain other conditions are satisfied. A tenant is a related party tenant if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns 10% or more of the tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to the personal property will not qualify as rents from real property.

Generally, for rents to qualify as rents from real property for the purpose of satisfying the gross income tests, we may provide directly only an insignificant amount of services, unless those services are “usually or customarily rendered” in connection with the rental of real property (e.g., light, heat, basic utilities) and not otherwise considered “rendered to the occupant.” The usual and customary analysis considers the geographic market and similar class of buildings. Accordingly, we may not provide “impermissible services” to tenants (except through an independent contractor from whom we derive no revenue and that meets other requirements or through a TRS) without giving rise to “impermissible tenant service income.” A service provider may not qualify as an independent contractor if certain affiliations exist between us and such service provider. In addition, different rules govern the terms on which a service can be provided by an independent contractor depending on whether the service is usual and customary. Impermissible tenant service income is deemed to be at least 150% of the direct cost to us of providing the service. If the impermissible tenant service income exceeds 1% of our total income from a property, then all of the income from that property will fail to qualify as rents from real property. If the total amount of impermissible tenant service income from a property does not exceed 1% of our total income from the property, the services will not disqualify any other income from the property that qualifies as rents from real property, but the impermissible tenant service income will not qualify as rents from real property.

We may eventually provide certain services that will need to be analyzed for purposes of the impermissible services rules, including laundry and dry cleaning services, package receipt and delivery, pet care, concierge services, and moving services and delivery of farm-fresh produce. To the extent that any proposed Neighborhood services are contemplated to be provided by us directly or an affiliate, we will analyze whether such services are usually or customarily rendered in connection with the rental of space for occupancy and are not otherwise considered rendered to a tenant, or, if considered impermissible services, whether the income or deemed income from the provision of such services with respect to a given property could jeopardize our status as a REIT. In conjunction with any such analysis, we will consider whether any such service should be performed by an independent contractor (and whether any applicable affiliate qualifies as an independent contractor) or a taxable REIT subsidiary.

We do not anticipate in the future deriving rents based in whole or in part on the income or profits of any person, rents from related party tenants, and/or rents attributable to personal property leased in connection with real property that exceeds 15% of the total rents from that property, in sufficient amounts to jeopardize our status as REIT. We also do not anticipate in the future deriving impermissible tenant service income that exceeds 1% of our total income from any property if the treatment of the rents from such property as non-qualifying rents would jeopardize our status as a REIT.

Dividend Income

We may receive material distributions from our TRSs. These distributions are generally classified as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally constitute qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

If we invest in an entity treated as a “passive investment foreign company” or “controlled foreign corporation” for U.S. federal income tax purposes, we could be required to include our portion of its earnings in our income prior to the receipt of any distributions. Any such income inclusions would not be treated as qualifying income for purposes of the 75% gross income test and under recently released guidance by the IRS should be qualifying income for purposes of the 95% gross income test.

Sale-Leaseback Transactions

We may enter into sale-leaseback transactions. It is possible that the IRS could take the position that specific sale-leaseback transactions (or certain other leases) we treat as true leases are not true leases for U.S. federal income tax purposes but are, instead, financing arrangements or loans. Successful recharacterization of a sale-leaseback transaction (or any other lease) as a financing arrangement or loan could jeopardize our REIT status.

Failure to Satisfy the Gross Income Tests

We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our assets so as to ensure our compliance with the gross income tests. We cannot assure you, however, that we will be able to satisfy the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if our failure to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under “—Taxation of REITs in General,” even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Asset Tests

At the close of each calendar quarter, we must also satisfy tests relating to the nature of our assets. First at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items and U.S. Government securities. For this purpose, real estate assets include interests in real property (such as land, buildings, leasehold interests in real property), interests in mortgages on real property or on interests in real property, mortgage loans secured by real property, shares in other qualifying REITs, debt instruments issued by publicly offered REITs, and stock or debt instruments held for less than one year purchased with the proceeds from an offering of our shares or certain debt. Second, not more than 25% of our assets may be represented by securities other than those in the 75% asset class. Third, assets that do not qualify for purposes of the 75% test and that are not securities of our TRSs are subject to the additional following asset tests: (i) the value of any one issuer’s securities owned by us may not exceed 5% of the value of our gross assets, and (ii) we generally may not own more than 10% of any one issuer’s outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of TRSs held by us may not exceed 20% of the value of our gross assets. Fifth, not more than 25% of the value of our gross assets may be represented by debt instruments of publicly offered REITs that are not secured by mortgages on real property or interests in real property.

The 10% value test does not apply to certain “straight debt” and other excluded securities, as described in the Code, including any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. In addition, (1) a REIT’s interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (2) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership’s gross income is derived from sources that would qualify for the 75% REIT gross income test; and (3) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT’s interest as a partner in the partnership.

For purposes of the 10% value test, “straight debt” means a written unconditional promise to pay on demand on a specified date a sum certain in money if (1) the debt is not convertible, directly or indirectly, into stock and (2) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code. In the case of an issuer which is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our “controlled taxable REIT subsidiaries” as defined in the Code, hold any securities of the corporate or partnership issuer which (A) are not straight debt or other excluded securities (prior to the application of this rule), and (B) have an aggregate value greater than 1% of the issuer’s outstanding securities (including, for the purposes of a partnership issuer, our interest as a partner in the partnership). As a result, the straight debt exception would not be available to us with respect to a loan where we also hold an equity participation in the borrower through a TRS.

We believe that our assets will comply with the above asset tests commencing with the close of our first calendar quarter and that we can operate so that we can continue to comply with those tests. However, our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. For example, we may hold significant assets through our TRSs, and we cannot provide any assurance that the IRS will not disagree with our determinations.

Failure to Satisfy Asset Tests

After initially meeting the asset tests at the close of any quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, or the 10% vote or value asset tests at the end of any quarter and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally within six months after the last day of the quarter in which the identification of the failure to satisfy these asset tests occurred) to cure such a violation that does not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10 million. If we fail any of the other asset tests or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as such failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30 day cure period, by taking steps, including the disposition of sufficient assets to meet the asset test (generally within six months after the last day of the quarter in which we identified the failure to satisfy the REIT asset test) and paying a tax equal to the greater of $50,000 or the highest corporate income tax rate (currently 21%) of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset test.

Hedging Transactions

We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction, including gain from the sale or disposition of such a transaction, will not constitute gross income for purposes of the 75% or 95% gross income test if (i) we enter into the hedging transaction in the normal course of business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets and the hedge is clearly identified as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, (ii) we enter into the hedging transaction primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75 or 95% gross income tests or (iii) we enter into the hedging transaction to offset certain other positions, and the hedge is clearly identified as such before the close of the day on which it was acquired, originated, or entered into. To the extent that we enter into other types of hedging transactions, including hedges of interest rates on any debt we acquire as assets, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT, but there can be no assurance that we will be successful in this regard.

Investments in Loans

We are not limited in our ability to make investments in loans. Except as provided below, if the outstanding principal balance of a mortgage loan during the year exceeds the value of the real property securing the loan at the time we committed to acquire the loan, which may be the case, for instance, if we acquire a “distressed” mortgage loan, including with a view to acquiring the collateral, a portion of the interest accrued during the year will not be qualifying income for purposes of the 75% gross income test applicable to REITs. Similarly, except as provided below, if the value of the mortgage loan exceeds the greater of (i) the current value of the real property securing the loan and (ii) the value of the real property securing the loan at the time we committed to acquire the loan, such excess will not be a qualifying real estate asset. Furthermore, we may be required to retest modified loans that we hold to determine if the modified loan is adequately secured by real property as of the modification date. If the IRS were to assert successfully that our mortgage loans were not properly secured by real estate or that the value of the real estate collateral (at the time of testing, commitment or retesting, as applicable) was otherwise less than the amount of the loan or the value of the loan, as applicable, we could, as mentioned, earn income that is not qualifying for the 75% income test and also be treated as holding a non-real estate investment in whole or part, which could result in our failure to qualify as a REIT. However,, certain obligations secured by a mortgage on both real property and personal property are treated as a wholly qualifying real estate asset and give rise to qualifying income for purposes of the 75% income test if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property, even if the real property collateral value is less than the outstanding principal balance of the loan.

We may originate or acquire mortgage or mezzanine loans. The IRS has provided a safe harbor with respect to the treatment of a mezzanine loan as a mortgage loan and therefore as a qualifying asset that generates qualifying income for purposes of the REIT asset tests, but not rules of substantive law. Pursuant to the safe harbor, if a mezzanine loan meets certain requirements, it will be treated by the IRS as a qualifying real estate asset for purposes of the REIT asset tests, and interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the REIT 75% income test. However, structuring a mezzanine loan to meet the requirements of the safe harbor may not always be practical. To the extent that any of our mezzanine loans do not meet all of the requirements for reliance on the safe harbor, such loans might not be properly treated as qualifying mortgage loans for REIT purposes.

To the extent that the terms of a loan provide for contingent interest that is based on the cash proceeds realized upon the sale of the property securing the loan (or a shared appreciation provision), income attributable to the participation feature will be treated as gain from sale of the underlying property for purposes of the income tests, and generally will be qualifying income for purposes of both the 75% and 95% gross income tests, provided that the property is not inventory or dealer property in the hands of the borrower or us. To the extent that we derive interest income from a loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales and not the net income or profits of any person.

We may hold loans with relatively high loan-to-value ratios and/or high yields. Additionally, we may receive equity interests in our borrowers in connection with originating our loans. These features can cause a loan to be treated as equity for U.S. federal income tax purposes. If the IRS were to successfully not challenge our treatment of a loan as debt for U.S. federal income tax purposes, we could be deemed to hold non-qualifying assets or to earn non-qualifying income, depending on the assets and activities of the issuer, which in turn could adversely affect our ability to qualify as a REIT.

We may hold indirect participation interests in some loans, rather than direct ownership of the loan. We generally expect to treat our participation interests as an undivided ownership interest in the underlying loan, and thus as a qualifying real estate asset for purposes of the REIT asset tests that also generates qualifying mortgage interest for purposes of the 75% gross income test to the extent that the loan underlying the participation is a qualifying real estate mortgage. The appropriate treatment of participation interests for U.S. federal income tax purposes is not entirely certain, however, and no assurance can be given that the IRS will not challenge our treatment of our participation interests.

Certain Equity Investments

We are not limited in our ability to hold certain equity investments (with rights to receive preferred economic returns) in entities treated as partnerships for U.S. federal income tax purposes. In some, or many, cases, the proper characterization of such an equity investment in a partnership as unsecured indebtedness or as equity for U.S. federal income tax purposes may be unclear. Characterization of such an equity investment as unsecured debt for U.S. federal income tax purposes would subject the investment to the various asset test limitations on investments in unsecured debt, and our preferred return would be treated as non-qualifying income for purposes of the 75% gross income test (but we would not have to include our share of the underlying assets and income of the issuer in our tests). Thus, if the IRS successfully challenged our characterization of an investment as equity for U.S. federal income tax purposes, we could fail an income or asset test. Moreover, at least one IRS internal memorandum would treat the preferred return on such equity investments as interest income for purposes of the REIT income tests, which treatment would cause such amounts to be nonqualifying income for purposes of the 75% gross income test. Although we do not believe that interest income treatment is appropriate, and that analysis was not followed in subsequent IRS private letter rulings, the IRS could re-assert that position.

Annual Distribution Requirements

In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(a)	the sum of:

•	90% of our “REIT taxable income” (computed without regard to its deduction for dividends paid and its net capital gains); and

•	90% of the net income (after tax), if any, from foreclosure property (as described below); minus

(b)	the sum of specified items of non-cash income that exceeds a percentage of our income.

These distributions must be paid in the taxable year to which they relate or in the following taxable year if such dividends are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month and are actually paid before the end of January of the following year. Such dividends are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, at our election, a dividend for a taxable year may be declared before we timely file our tax return for the year and be paid with or before the first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These dividends are taxable to our stockholders in the year in which paid, even though the dividends relate to our prior taxable year for purposes of the 90% distribution requirement. The foregoing applies regardless of whether the dividends are reinvested pursuant to the DRIP.

In order for dividends to be counted towards our distribution requirement and to give rise to a tax deduction by us, they must not be “preferential dividends.” A dividend is not a preferential dividend if it is pro rata among all outstanding shares within a particular class and is in accordance with the preferences among different classes of shares as set forth in the organizational documents. To avoid paying preferential dividends, we must treat every stockholder of the class of shares with respect to which we make a dividend the same as every other stockholder of that class, and we must not treat any class of shares other than according to its dividend rights as a class.

Preferential dividends potentially include “dividend equivalent redemptions.” Accordingly, we intend to pay dividends pro rata within each class, and to abide by the rights and preferences of each class of our shares if there is more than one, and will seek to avoid dividend equivalent redemptions. (See “— Taxation of U.S. Taxable Stockholders — Redemptions of Common Stock” below for a discussion of when redemptions are dividend equivalent and measures we intend to take to avoid them.

In general, we will be entitled to a dividends paid deduction equal to the fair market value of the shares of our common stock received by stockholders under the DRIP. In addition, to the extent that the DRIP issues to stockholders shares of common stock at a discount, our dividends paid deduction may also include the excess of the fair market value of the shares of our common stock received by the stockholder over the amount of dividends reinvested in respect of such shares of common stock. Based on a published ruling of the IRS, such dividends will not result in a preferential dividend so long as the price is equal to at least 95% of such common stock’s fair market value on the dividend date of the DRIP. In addition, to the extent the OCPP allows stockholders to purchase such shares at a discount and stockholders participate in both aspects of the Plan, our dividends paid deduction may also include the excess of the fair market value of the common stock received by the stockholder under the OCPP over the amount of cash paid for the common stock. We intend to operate the Plan so that the Plan does not result in a preferential dividend and the Plan provides that in the event that the purchase price for any shares acquired by a participant under the Plan represented or will represent a discount in excess of 5% of the fair market value per share at the time of the dividend or issuance of shares pursuant to the Plan, the portion of such shares issued or to be issued under the Plan representing such excess amount will be voided, ab initio, and, at our option, the participation of such stockholder in the Plan may be terminated, in which event any current and future dividends to such stockholder participating in the DRIP would be paid in cash in lieu of shares. While we intend to operate in a manner that will not give rise to preferential dividends, because our shares are not traded on an exchange, the value of our shares is not susceptible to precise valuation and the IRS could challenge our valuation which could result in a preferential dividend issue. We cannot assure you that we will not be treated as inadvertently paying a preferential dividend under the Plan.

To the extent that we distribute at least 90%, but less than 100%, of our “REIT taxable income,” as adjusted, we will be subject to tax at ordinary U.S. federal corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we could elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in income and receive a corresponding credit or refund, as the case may be, for their proportionate share of the tax paid by us. Our stockholders would then increase the adjusted basis of their stock in us by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

If we fail to distribute during each calendar year at least the sum of (1) 85% of our REIT ordinary income for such year, (2) 95% of our REIT capital gain net income for such year and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required dividend over the sum of (x) the amounts actually distributed (taking into account excess dividends from prior periods) and (y) the amounts of income retained on which we have paid corporate income tax. We intend to make timely dividends so that we are not subject to the 4% excise tax.

It is possible that we, from time to time, may not have sufficient cash from operations to meet the distribution requirements, for example, due to timing differences between the actual receipt of cash and the inclusion of the corresponding items in income by us for U.S. federal income tax purposes prior to receipt of such income in cash or non-deductible expenditures. In the event that such shortfalls occur, to meet our distribution requirements it might be necessary to arrange for short-term, or possibly long-term, borrowings, use cash reserves, liquidate non-cash assets at rates or times that we regard as unfavorable or pay dividends in the form of taxable stock dividends. In the case of a taxable stock dividend, stockholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the dividend with cash from other sources.

We may be able to rectify a failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our qualification as a REIT or being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

In the event that we undertake a transaction (such as a tax-free merger) in which we succeed to earnings and profits of a taxable corporation, in addition to the distribution requirements above we also must distribute such non-REIT earnings and profits to our stockholders by the close the taxable year of the transaction. Such additional dividends are not deductible against our REIT taxable income. We may be able to rectify a failure to distribute any such non-REIT earnings and profits by paying dividends in a later year comparable to deficiency dividends noted above and paying an interest charge.

Liquidating distributions generally will be treated as dividends for purposes of the above rules to the extent of current earnings and profits in the year paid provided we complete our liquidation within twenty-four (24) months following our adoption of a plan of liquidation. Compliance with this twenty-four (24) month requirement could require us to sell assets at unattractive prices, distribute unsold assets to a “liquidating trust” for the benefit of our stockholders, or terminate our status as a REIT. The U.S. federal income tax treatment of a beneficial interest in a liquidating trust would vary significantly from the U.S. federal income treatment of ownership of our shares.

Prohibited Transactions

Net income we derive from a prohibited transaction outside of a TRS is subject to a 100% tax unless the transaction qualifies for a statutory safe harbor discussed below. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers, in the ordinary course of a trade or business by a REIT. The 100% tax will not apply to gains from the sale of property held through a TRS or other taxable corporations (which are taxed at regular corporate rates).

Our business strategy includes investments that risk being characterized as investments in properties held primarily for sale to customers in the ordinary course of a trade or business. Thus, we intend to comply with the statutory safe harbor when selling properties outside of a TRS (or when our joint ventures sell properties outside of a TRS) that we believe might reasonably be characterized as held primarily for sale to customers in the ordinary course of a trade or business for U.S. federal income tax purposes, but compliance with the safe harbor may not always be practical. Moreover, because the determination of whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances, the IRS or a court might disagree with our determination that any particular property was not so held and therefore assert that a non-safe harbored sale of such property was subject to the 100% penalty tax on the gain from the disposition of the property. One of the factors considered by the courts in determining whether a taxpayer held property primarily for sale to customers in the ordinary course of a trade or business is the frequency and continuity of sales. While the 100% tax will not apply to a safe-harbored sale, safe-harbored sales generally would be taken into account in assessing the frequency and continuity of our sales activity for purposes of analyzing sales outside of the safe harbor.

The potential application of the prohibited transactions tax could cause us to forego potential dispositions of other property or to forego other opportunities that might otherwise be attractive to us (such as developing property for sale), or to undertake such dispositions or other opportunities through a TRS, which would generally result in corporate income taxes being incurred. The amount of such TRS taxes could be substantial.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure or having otherwise reduced the property to ownership or possession by agreement or process of law after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum U.S. federal corporate rate (currently 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election is in effect will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or property held for sale in the hands of the selling REIT.

Failure to Qualify

In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT under specified relief provisions available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to tax on our taxable income at regular corporate rates. Dividends to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current or accumulated earnings and profits, and, subject to limitations of the Code, dividends to our stockholders will generally be taxable in the case of U.S. stockholders (as defined above) who are individuals at a maximum rate of 20%, and dividends in the hands of our corporate U.S. stockholders may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following a year during which qualification was lost. It is not possible to state whether, in all circumstances, we will be entitled to statutory relief.

Tax Aspects of Investments in Partnerships

General. We currently hold and anticipate holding direct or indirect interests in one or more partnerships. We also anticipate operating as an Umbrella Partnership REIT, or UPREIT, which is a structure whereby we own a direct interest in the Operating Partnership, and the Operating Partnership, in turn, directly or indirectly owns our properties (generally through lower-tier partnerships and disregarded entities, but the Operating Partnership also may hold properties through lower-tier REITs or TRSs or other taxable corporations).

The following is a summary of the U.S. federal income tax considerations relating to our investment in the Operating Partnership. This discussion should also generally apply to any investment by the Operating Partnership in a lower-tier property partnership.

A partnership (that is not a publicly traded partnership taxed as a corporation) is generally not subject to tax as an entity for U.S. federal income tax purposes. Rather, partners are allocated their allocable share of the items of income, gain, loss, deduction and credit of the partnership, and are potentially subject to tax thereon, without regard to whether the partners receive any distributions from the partnership. We are required to take into account our share of the foregoing items for purposes of the various REIT gross income and asset tests, and in the computation of our REIT taxable income and U.S. federal income tax liability. Further, there can be no assurance that distributions from the Operating Partnership will be sufficient to pay the tax liabilities resulting from an investment in the Operating Partnership or will be sufficient for us to make the distributions necessary for us to maintain our qualification as a REIT or avoid entity-level taxes. However, as the general partner of the Operating Partnership, we intend to cause the Operating Partnership to generally make distributions to us as is necessary for us to make distributions to our stockholders that will allow us to maintain our qualification as a REIT and to avoid entity-level taxes, but no assurance can be given that the Operating Partnership will be able to make such distributions.

Generally, an entity with two or more members formed as a partnership or non-corporate entity under state law will be taxed as a partnership for U.S. federal income tax purposes unless it specifically elects otherwise or is treated as a corporation under special rules for “publicly traded partnerships.” Because the Operating Partnership was formed as a partnership under state law, for U.S. federal income tax purposes, the Operating Partnership will be treated as a partnership if it has two or more partners and is not treated as a corporation under the publicly traded partnership rules, or a disregarded entity, if it is treated as having one partner.

A partnership may be treated as a corporation for U.S. federal income tax purposes if the entity is a “publicly traded partnership” that does not qualify for an exemption based on the character of its income. A partnership is a “publicly traded partnership” under Section 7704 of the Code if:

•	interests in the partnership are traded on an established securities market; or

•	interests in the partnership are readily tradable on a “secondary market” or the “substantial equivalent” of a secondary market.

A partnership whose interests are not traded on an established securities market will not be treated as a publicly traded partnership if it qualifies for certain safe harbors. We intend that interests in the Operating Partnership (and any partnership invested in by the Operating Partnership) will comply with a “safe harbor” for partnerships with not more than 100 partners to avoid being classified as a publicly traded partnership. However, no assurance can be given that the Operating Partnership or any other partnership in which we indirectly hold an interest will at all times satisfy such safe harbor. We reserve the right to not satisfy any safe harbor.

If the Operating Partnership has greater than 100 partners for U.S. federal income tax purposes and did not meet any other safe harbor to avoid being treated as a publicly traded partnership, there is a risk that the right of a holder of OP Units to redeem the units for cash (or common stock in the Company at our option) could cause OP Units to be considered readily tradable on the substantial equivalent of a secondary market. If the Operating Partnership is a publicly traded partnership, it will be taxed as a corporation unless at least 90% of its gross income has consisted and will consist of “qualifying income” under Section 7704 of the Code. Qualifying income generally includes real property rents and other types of passive income. The income requirements applicable to REITs under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. Although differences exist between these two income tests, we do not believe that these differences should cause the Operating Partnership to fail the 90% gross income test applicable to publicly traded partnerships. However, there is sparse guidance as to the proper interpretation of this 90% gross income test, and thus it is possible that differences will arise that prevent us from satisfying the 90% gross income test.

If for any reason the Operating Partnership (or any partnership invested in by the Operating Partnership) is taxable as a corporation for U.S. federal income tax purposes, the character of our assets and items of gross income would change, and as a result, we would most likely be unable to satisfy the applicable REIT requirements under U.S. federal income tax laws discussed above. Further, if any partnership was treated as a corporation, items of income, gain, loss, deduction and credit of such partnership would be subject to corporate income tax, and the partners of any such partnership would be treated as stockholders, with distributions to such partners being treated as dividends.

Income Taxation of Partnerships and their Partners. Although a partnership agreement generally will determine the allocation of a partnership’s income and losses among the partners, such allocations may be disregarded for U.S. federal income tax purposes under Code Section 704(b) and the Treasury Regulations if the allocations do not have “substantial economic effect” and are not otherwise consistent with the partners’ interests in the partnership. If any allocation is not recognized for U.S. federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ economic interests in the partnership. We believe that the allocations of taxable income and loss in partnership agreement of the Operating Partnership comply with the requirements of Code Section 704(b) and the Treasury Regulations.

In some cases, special allocations of net profits or net losses will be required to comply with the U.S. federal income tax principles governing partnership tax allocations. Additionally, pursuant to Code Section 704(c), income, gain, loss and deduction attributable to property contributed to the Operating Partnership in exchange for units must be allocated in a manner so that the contributing partner is charged with, or benefits from, the unrealized gain or loss attributable to the property at the time of contribution. The amount of such unrealized gain or loss is generally equal to the difference between the fair market value and the adjusted basis of the property at the time of contribution. These allocations are designed to eliminate book-tax differences by allocating to contributing partners lower amounts of depreciation deductions and increased taxable income and gain attributable to the contributed property than would ordinarily be the case for economic or book purposes. With respect to any property purchased by the Operating Partnership, such property generally will have an initial tax basis equal to its fair market value, and accordingly, Code Section 704(c) will not apply, except as described further below in this paragraph. The application of the principles of Code Section 704(c) in tiered partnership arrangements is not entirely clear. Accordingly, the IRS may assert a different allocation method than the one selected by the Operating Partnership to cure any book-tax differences. In certain circumstances, we create book-tax differences by adjusting the values of properties for economic or book purposes and generally the rules of Code Section 704(c) would apply to such differences as well.

Some expenses incurred in the conduct of the Operating Partnership’s activities may not be deducted in the year they were paid. To the extent this occurs, the taxable income of the Operating Partnership may exceed its cash receipts for the year in which the expense is paid. As discussed above, the costs of acquiring properties must generally be recovered through depreciation deductions over a number of years. Prepaid interest and loan fees, and prepaid management fees are other examples of expenses that may not be deducted in the year they were paid.

Congress recently revised the rules applicable to U.S. federal income tax audits of partnerships (such as the Operating Partnership) and the collection of any tax resulting from any such audits or other tax proceedings, generally for taxable years beginning after December 31, 2018. Under the new rules, the partnership itself may be liable for a hypothetical increase in partner-level taxes (including interest and penalties) resulting from an adjustment of partnership tax items on audit, regardless of changes in the composition of the partners (or their relative ownership) between the year under audit and the year of the adjustment. The new rules also include an elective alternative method under which the additional taxes resulting from the adjustment are assessed against the affected partners, subject to a higher rate of interest than otherwise would apply. These changes could increase the U.S. federal income tax, interest, and/or penalties otherwise borne by us in the event of a U.S. federal income tax audit of the Operating Partnership or one of its subsidiary partnerships.

Taxation of Taxable U.S. Stockholders

This section summarizes the taxation of U.S. stockholders that are not tax exempt organizations.

Dividends

Provided that we qualify as a REIT, dividends made to our taxable U.S. stockholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates applicable to individual U.S. stockholders who receive dividends from taxable subchapter C corporations. However, non-corporate U.S. stockholders may deduct 20% of ordinary REIT dividends for taxable years beginning before January 1, 2026. If we realize excess inclusion income from a residual interest in a real estate mortgage investment conduits (“REMIC”) or a taxable mortgage pool and allocate such excess inclusion income to a taxable U.S. stockholder, that income cannot be offset by net operating losses of such stockholder.

Dividends from us, including dividends that are reinvested pursuant to the DRIP, that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. stockholder has held our shares of common stock. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit or refund, as the case may be, for taxes paid by us on such retained capital gains. U.S. stockholders will increase their adjusted tax basis in our common stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. stockholders who are individuals and 21% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months generally are subject to a 25% maximum U.S. federal income tax rate for U.S. stockholders who are individuals, to the extent of previously claimed depreciation deductions.

Dividends from us in excess of our current or accumulated earnings and profits will not be taxable to a U.S. stockholder to the extent that they do not exceed the adjusted tax basis of the U.S. stockholder’s shares of common stock in respect of which the dividends were made, but rather will reduce the adjusted tax basis of these shares. To the extent that such dividends exceed the adjusted tax basis of a U.S. stockholder’s shares of common stock, they will be treated as gain from the disposition of the shares and thus will be included in income as long-term capital gain, or short-term capital gain if the shares have been held for one year or less.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of dividends that must be made in order to comply with the REIT distribution requirements. See “—Taxation of Our Company” and “—Annual Distribution Requirements.” The TCJA limits the net operating loss deduction to 80% of taxable income, where taxable income is determined without regard to the net operating loss deduction itself. The TCJA also generally eliminates carrybacks and allows unused net operating losses to be carried forward indefinitely. Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any dividends that are actually made by us.

To the extent that a U.S. stockholder elects to participate in the DRIP, a tax liability may be incurred for dividends withheld and reinvested. In general, a stockholder will be treated as receiving a dividend equal to the fair market value of the shares of common stock received. If shares were treated as being purchased through the DRIP at a discount to their fair market value, a stockholder will be treated for tax purposes as receiving an additional dividend equal to the amount of the discount. A U.S. stockholder will be taxed on the amount of any such distribution as a dividend to the extent such distribution is from current or accumulated earnings and profits, unless we have designated all or a portion of the dividend as a capital gain dividend. A U.S. stockholder may be subject to back up withholding if certain tax requirements are not complied with. See “Backup Withholding and Information Reporting.”

Dispositions of our Common Stock

In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of shares of our common stock will be subject to a maximum U.S. federal income tax rate of 20%, if such shares were held for more than one year, and will be taxed at ordinary income rates (of up to 37%) if such shares were held for one year or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 21%, whether or not classified as long-term capital gains.

Capital losses recognized by a U.S. stockholder upon the disposition of shares of our common stock held for more than one year at the time of disposition will be considered long-term capital losses (or short-term capital losses if the shares have not been held for more than one year), and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of individuals, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our common stock by a U.S. stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of dividends received from us that were required to be treated by the U.S. stockholder as long-term capital gain.

Redemptions of Common Stock

A redemption of shares of our common stock will be treated under Section 302 of the Code as a taxable dividend unless the redemption satisfies one of the tests set forth in Section 302(b) of the Code enabling the redemption to be treated as a sale or exchange of the redeemed shares. A redemption that is not treated as a sale or exchange will be taxed in the same manner as regular dividends (e.g., ordinary dividend income to the extent paid out of earnings and profits unless properly designated as a capital gain dividend), and a redemption treated as a sale or exchange will be taxed in the same manner as other taxable sales discussed above.

The redemption will be treated as a sale or exchange if it (i) is “substantially disproportionate” with respect to the stockholder, (ii) results in a “complete termination” of the stockholder’s interest in us, or (iii) is “not essentially equivalent to a dividend” with respect to the stockholder, all within the meaning of Section 302(b) of the Code. In determining whether any of these tests have been met, shares considered to be owned by the stockholder by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned, must generally be taken into account. Because the determination as to whether any of the alternative tests of Section 302(b) of the Code is satisfied with respect to any particular redemption will depend upon the facts and circumstances as of the time the determination is made and the constructive ownership rules are complicated, prospective stockholders are advised to consult their own tax advisers to determine such tax treatment.

If a redemption of shares is taxable as a dividend, the amount of the dividend would be measured by the amount of cash and the fair market value of the property received by the redeeming stockholder. In addition, although guidance is sparse, the IRS could take the position that stockholders who do not participate in any redemption treated as a dividend should be treated as receiving a constructive stock distribution taxable as a dividend in the amount of the increased percentage ownership in us as a result of the redemption, even though such stockholder did not actually receive cash or other property as a result of such redemption. The amount of any such constructive dividend would be added to the non-redeeming stockholder’s basis in his shares. It also is possible that under certain technical rules relating to the deduction for dividends paid, the IRS could take the position that redemptions taxed as dividends impair our ability to satisfy our distribution requirements under the Code. To avoid certain issues related to our ability to comply with the REIT distribution requirements (see “— Qualification as a REIT — Annual Distribution Requirements”), we have implemented procedures designed to track our stockholders’ percentage interests in our common stock and identify any such dividend equivalent redemptions, and we will decline to effect a redemption to the extent that we believe that it would constitute a dividend equivalent redemption. However, we cannot assure you that we will be successful in preventing all dividend equivalent redemptions.

Liquidating Dividends

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating dividends received by a U.S. stockholder with respect to our common stock will be treated first as a recovery of the stockholder’s basis in the common stock (computed separately for each block of shares) and thereafter as gain from the disposition of our common stock. In general, the U.S. federal income tax rules applicable to REITs require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to distribute unsold assets to a “liquidating trust.” Each stockholder would be treated as receiving a liquidating dividend equal to the value of the liquidating trust interests received by the stockholder. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in shares of our common stock.

Medicare Tax on Unearned Income

U.S. stockholders that are individuals, estates or trusts may be required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of our shares. U.S. stockholders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Taxation of Tax Exempt U.S. Stockholders

U.S. tax exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income (“UBTI”). While many investments in real estate may generate UBTI, the IRS has ruled that regular dividends from a REIT to a tax exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax exempt U.S. stockholder has not held shares of our common stock as “debt financed property” within the meaning of the Code (that is, where the acquisition or holding of the property is financed through a borrowing by the tax exempt stockholder) and (2) we do not hold REMIC residual interests or interests in a taxable mortgage pool that gives rise to “excess inclusion income,” dividends from us and income from the sale of our common stock generally should not give rise to UBTI to a tax exempt U.S. stockholder. Excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool, if any, that we allocate to a tax-exempt U.S. stockholder will be treated as UBTI (or, in the case of a disqualified organization, taxable to us).

Tax exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize dividends from us, including dividends reinvested pursuant to the DRIP, as UBTI.

A pension trust (1) that is described in Section 401(a) of the Code, (2) is tax exempt under Section 501(a) of the Code, and (3) that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) either (A) one pension trust owns more than 25% of the value of our stock, or (B) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock; and (2) we would not have satisfied the 5/50 Test but for a special rule that permits us to “look-through” such trusts to the ultimate beneficial owners of such trusts in applying the 5/50 Test.

In general, the U.S. federal income tax rules applicable to REITs require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to distribute unsold assets to a liquidating trust. The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our shares, including the potential incurrence of income treated as UBTI.

The TCJA requires that tax exempt organizations compute UBTI income separately for each unrelated trade or business, preventing a tax exempt organization from applying losses from one unrelated trade or business against income derived from another unrelated trade or business. It remains unclear, however, how this rule should apply to any UBTI resulting from an investment in shares of our common stock, and tax exempt U.S. stockholders should be aware that the requirement to compute UBTI separately for each unrelated trade or business may increase their overall UBTI.

Tax exempt U.S. stockholders are urged to consult their tax advisers regarding the U.S. federal, state, local and non-U.S. tax consequences of owning our common stock.

Taxation of Non-U.S. Stockholders

General

In general, non-U.S. stockholders are not considered to be engaged in a U.S. trade or business solely as a result of their ownership of our common stock. In cases where a non-U.S. stockholder’s investment in shares of our common stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, dividend income received in respect of our common stock and gain from the sale of our common stock generally is “effectively connected income” (“ECI”) subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. stockholder were a U.S. stockholder, and such dividend income may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty) on the income after the application of the income tax in the case of a non-U.S. stockholder that is a corporation. Additionally, non-U.S. stockholders that are non-resident alien individuals who are present in the U.S. for 183 days or more during the taxable year and have a “tax home” in the U.S. are subject to a 30% withholding tax on their capital gains. The remaining discussion below assumes the dividends and gain generated in respect of shares of our common stock is not effectively connected to a U.S. trade or business of the non-U.S. stockholder and that the non-U.S. stockholder is not present in the U.S. for more than 183 days during any taxable year.

FIRPTA

Under FIRPTA, gains from U.S. real property interests (“USRPIs”) are generally treated as ECI subject to U.S. federal income tax at graduated rates in the same manner as if the non-U.S. stockholder were a U.S. stockholder (and potentially branch profits tax to non-U.S. corporations), and will generate return filing obligations in the United States for such non-U.S. stockholders. USRPIs for purposes of FIRPTA generally include interests in real property located in the United States and loans that provide the lender with a participation in the profits, gains, appreciation (or similar arrangements) of real property located in the United States. Loans secured by real property located in the United States that do not provide the lender with a participation in profits, gains, appreciation (or similar arrangements) of the real property are generally not treated as USRPIs.

In addition, stock of a domestic corporation (including a REIT such as us) will be a USRPI if at least 50% of its real property assets and assets used in a trade or business are USRPIs at any time during a prescribed testing period. We expect that our USRPIs will exceed 50% of our assets. Notwithstanding the foregoing rule, our common stock will not be a USRPI (i) if we are “domestically-controlled,” (ii) with respect to a selling non-U.S. stockholder if the shares sold are of a class that is regularly traded on an established securities market and the selling non-U.S. stockholder owned, actually or constructively, 10% or less of our outstanding shares of that class at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition or the period of our existence), (iii) with respect to a selling non-U.S. stockholder that is a “qualified stockholder” (as described below) or (iv) with respect to a selling non-U.S. stockholder that is a “qualified foreign pension fund” (as described below).

A domestically controlled REIT is a REIT in which, at all times during a specified testing period (generally the lesser of the five year period ending on the date of disposition of the REIT’s common stock or the period of the REIT’s existence), less than 50% in value of its outstanding common stock is held directly or indirectly by non-U.S. persons. For these purposes, a person holding less than 5% of our common stock for five years will be treated as a U.S. person unless we have actual knowledge that such person is not a U.S. person. We cannot assure you that we will be domestically-controlled at all times in the future. Shares of our common stock are not currently traded on an established securities market, and we have no current intent to list our common stock for trading. Thus, we cannot assure you that our stock is not a USRPI or will not become a USRPI in the future.

Ordinary Dividends

The portion of dividends received by non-U.S. stockholders, including dividends that are reinvested pursuant to the DRIP, payable out of our earnings and profits that are not attributable to gains from sales or exchanges of USRPIs will generally be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs. In addition, any portion of the dividends paid to non-U.S. stockholders that are treated as excess inclusion income from REMIC residual interests or interests in a taxable mortgage pool will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate.

To the extent a non-U.S. stockholder elects to participate in the DRIP, a tax liability may be incurred for dividends withheld and reinvested. In general, a stockholder will be treated as receiving a dividend equal to the fair market value of the shares received. If shares were treated as being purchased through the DRIP at a discount to their fair market value, a stockholder will be treated for tax purposes as receiving an additional dividend equal to the amount of the discount. A non-U.S. stockholder will be taxed on the amount of any such dividend as a dividend to the extent such dividend is from current or accumulated earnings and profits, unless we have designated all or a portion of the dividend as a capital gain distribution. A non-U.S. stockholder will be subject to the withholding rules discussed above with respect to any such dividend received (or deemed received) pursuant to the DRIP. A non-U.S. stockholder may also be subject to back up withholding if certain tax requirements are not complied with.

Non-Dividend Distributions

A non-U.S. stockholder should not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of its shares of our common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of its shares of our common stock. A non-U.S. stockholder generally will not be subject to U.S. federal income tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its stock unless our common stock constitutes a USRPI and no other exception applies to the selling non-U.S. stockholder. If our common stock is a USRPI and no other exception applies to the selling non-U.S. stockholder, distributions in excess of both our earnings and the non-U.S. stockholder’s basis in our shares will be treated as ECI subject to U.S. federal income tax. Regardless of whether the distribution exceeds basis, we will be required to withhold 15% of any distributions to non-U.S. stockholders in excess of our current year and accumulated earnings (i.e., including distributions that represent a return of the non-U.S. stockholder’s tax basis in our common stock). The withheld amounts will be credited against any U.S. tax liability of the non-U.S. stockholder, and may be refundable to the extent such withheld amounts exceed the stockholder’s actual U.S. federal income tax liability. Even in the event our common stock is not a USRPI, we may choose to withhold on the entire amount of any distribution at the same rate as we would withhold on a dividend because we may not be able to determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits. However, a non-U.S. stockholder may obtain a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits, to the extent such withheld amounts exceed the stockholder’s actual U.S. federal income tax liability.

Capital Gain Dividends and Distributions of FIRPTA Gains

Subject to the exceptions that may apply if shares of our common stock are regularly traded on an established securities market or if the selling non-U.S. stockholder is a “qualified stockholder” or a “qualified foreign pension fund,” each as described below, under a FIRPTA “look-through” rule, any of our distributions to non-U.S. stockholders of gain attributable to the sale of a USRPI will be treated as ECI and subject to 21% withholding, regardless of whether our common stock constitutes a USRPI. Amounts treated as ECI under the look-through rule may also be subject to the 30% branch profits tax (subject to possible reduction under a treaty), after the application of the income tax to such ECI, in the case of a non-U.S. stockholder that is a corporation. In addition, we will be required to withhold tax equal to 21% of the maximum amount that could have been designated as capital gains dividends. Capital gain dividends received by a non-U.S. stockholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income tax. This FIRPTA look through rule also applies to distributions in redemption of shares and liquidating distributions, to the extent they represent distributions of gain attributable to the sale of a USRPI.

A distribution that would otherwise have been treated as gain from the sale of a USRPI under the FIRPTA look-through rule will not be treated as ECI, and instead will be treated as otherwise described herein without regard to the FIRPTA look-through rule, if (i) the distribution is received with respect to a class of shares that is regularly traded on an established securities market located in the United States, and (ii) the recipient non-U.S. stockholder does not own more than 10% of that class of shares at any time during the one-year period ending on the date on which the distribution is received. We currently are not publicly traded and such rules will not apply unless and until shares of our common stock become “regularly traded” on an established securities exchange in the future.

Dispositions of our Common Stock

A sale of our common stock by a non-U.S. stockholder generally will not be subject to U.S. federal income tax unless our shares are a USRPI. Subject to the exception that may apply if shares of our common stock were regularly traded on an established securities market (as described above), if our shares are a USRPI, gain from the sale of our shares would be ECI to the non-U.S. stockholder unless such non-U.S. stockholder were a qualified stockholder or qualified foreign pension fund, each as described below. If our shares are not a USRPI, gain from the sale of our shares would not be subject to U.S. federal income tax.

To the extent shares of our common stock are held directly (or indirectly through one or more partnerships) by a “qualified stockholder,” our common stock will not be treated as a USRPI. Further, to the extent such treatment applies, any distribution to such stockholder will not be treated as gain recognized from the sale or exchange of a USRPI. For these purposes, a qualified stockholder is generally a non-U.S. stockholder that (i)(A) is eligible for treaty benefits under an income tax treaty with the United States that include an exchange of information program, and the principal class of interests of which is listed and regularly traded on one or more stock exchanges or (B) is a foreign limited partnership organized in a jurisdiction with an exchange of information agreement with the United States and that has a class of regularly traded limited partnership units (having a value greater than 50% of the value of all partnership units) on the New York Stock Exchange or Nasdaq, (ii) is a “qualified collective investment vehicle” (within the meaning of Section 897(k)(3)(B) of the Code) and (iii) maintains records of persons holding 5% or more of the class of interests described in clauses (i)(A) or (i)(B) above. However, in the case of a qualified stockholder having one or more “applicable investors,” the exception described in the first sentence of this paragraph will not apply with respect to a portion of the qualified stockholder’s common stock (determined by applying the ratio of the value of the interests held by applicable investors in the qualified stockholder to the value of all interests in the qualified stockholder and applying certain constructive ownership rules). Such ratio applied to the amount realized by a qualified stockholder on the disposition of our stock or with respect to a distribution from us attributable to gain from the sale or exchange of a USRPI will be treated as amounts realized from the disposition of USRPIs. For these purposes, an “applicable investor” is person who holds an interest in the qualified stockholder and holds more than 10% of our common stock applying certain constructive ownership rules.

FIRPTA will not apply to any USRPI held directly (or indirectly through one or more partnerships) by, or to any distribution received from a REIT by, a “qualified foreign pension fund” or any entity all of the interests of which are held by a qualified foreign pension fund. For these purposes, a “qualified foreign pension fund” is an organization or arrangement (i) created or organized in a foreign country, (ii) established (A) by such country (or political subdivisions thereof) to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (including self-employed individuals) or persons designated by such employees, as a result of services rendered by such employees to their employers or (B) by one or more employers to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (including self-employed individuals) or persons designated by such employees in consideration for services rendered by such employees to such employers, (iii) which does not have a single participant or beneficiary that has a right to more than 5% of its assets or income, (iv) which is subject to government regulation and with respect to which annual information reporting about its beneficiaries is provided, or is otherwise available, to relevant local tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, contributions that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or arrangement or taxed at a reduced rate, or taxation of any of its investment income is deferred or such income is excluded from the gross income of such entity or arrangement or is taxed at a reduced rate.

Redemptions and Liquidating Distributions

A redemption of shares of our common stock by a non-U.S. stockholder is treated as a regular distribution or as a sale or exchange of the redeemed shares under the same rules of Section 302 of the Code that apply to U.S. stockholders and which are discussed above under “Taxation of Taxable U.S. Stockholders—Redemptions of Common Stock.” Subject to the FIRPTA look-through rule, (i) if our shares are a USRPI, gain from a redemption treated as a sale or exchange of our shares would be ECI to the non-U.S. stockholder unless such non-U.S. stockholder were a qualified stockholder or qualified foreign pension fund, as described above, and (ii) if our shares are not a USRPI, gain from a redemption treated as a sale or exchange of our shares would not be subject to U.S. federal income tax.

Once we have adopted (or are deemed to have adopted) a plan of liquidation for U.S. federal income tax purposes, liquidating distributions received by a non-U.S. stockholder with respect to our common stock will be treated first as a recovery of the stockholder’s basis in our common stock (computed separately for each block of shares) and thereafter as gain from the disposition of our common stock. Subject to the FIRPTA look-through rule, (i) if our common stock is a USRPI, gain from a liquidating distribution with respect to our shares would be ECI to the non-U.S. stockholder unless such non-U.S. stockholder were a qualified stockholder or qualified foreign pension fund, as described above, and (ii) if our shares are not a USRPI, gain from a liquidating distribution with respect to our shares would not be subject to U.S. federal income tax. In general, the U.S. federal income tax rules applicable to REITs will require us to complete our liquidation within 24 months following our adoption of a plan of liquidation. Compliance with this 24 month requirement could require us to distribute unsold assets to a “liquidating trust.” The U.S. federal income tax treatment of ownership an interest in any such liquidating trust would differ materially from the U.S. federal income tax treatment of an investment in our shares, including the potential incurrence of income treated as ECI and the likely requirement to file U.S. federal income tax returns.

The IRS takes the view that under the FIRPTA look-through rule, but subject to the exceptions described above that may apply to a holder of no more than 10% of our common stock if shares of our common stock are regularly traded on an established securities market, to a qualified stockholder or to a qualified foreign pension fund, distributions in redemption of shares of our common stock and liquidating distributions to non-U.S. stockholders will be treated as ECI and subject to 21% withholding, and also potentially subject to branch profits tax in case of corporate non-U.S. stockholders, to the extent that the distributions are attributable to gain from the sale of a USRPI, regardless of whether our stock is a USRPI and regardless of whether the distribution is otherwise treated as a sale or exchange.

Backup Withholding and Information Reporting

We report to our U.S. stockholders and the IRS the amount of distributions paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. In addition, we may be required to withhold a portion of dividends or capital gain distribution to any U.S. stockholder who fails to certify their non-foreign status.

We must report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

Payment of the proceeds of a sale of shares of our common stock within the United States is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a U.S. person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of shares of our common stock conducted through certain U.S. related financial intermediaries is subject to information reporting (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Accounts and FATCA

Federal legislation commonly referred to as “FATCA” currently imposes withholding taxes on certain U.S. source passive payments to “foreign financial institutions” and certain other non-U.S. entities and, subject to proposed Treasury Regulations discussed below, would have imposed withholding taxes with respect to payments of disposition proceeds of U.S. securities realized after December 31, 2018. Under this legislation, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders who own shares of our common stock through foreign accounts or foreign intermediaries and certain non-U.S. stockholders. The legislation imposes a 30% withholding tax on dividends currently on, and, subject to proposed Treasury Regulations discussed below, would have imposed a 30% withholding tax on gross proceeds from the sale or other disposition of, shares of our common stock paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity is not a financial institution and either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must either (1) enter into an agreement with the U.S. Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements or (2) in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Recently proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Prospective investors should consult their tax advisers regarding this legislation.

State, Local and Non-U.S. Taxes

We and our stockholders may be subject to state, local or non-U.S. taxation in various jurisdictions, including those in which it or they transact business, own property or reside. The state, local or non-U.S. tax treatment of us and our stockholders may not conform to the U.S. federal income tax treatment discussed above. The TCJA disallows itemized deductions for individuals for state and local income, property and sales tax in excess of a combined limit of $10,000. Any non-U.S. taxes incurred by us would not pass through to stockholders as a credit against their U.S. federal income tax liability. Prospective stockholders should consult their tax advisers regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our common stock.

Dividend Reinvestment Plan

Stockholders who participate in the DRIP will recognize taxable income in the amount they would have received had they elected not to participate, even though they receive no cash. These deemed distributions will be treated as actual distributions from us to the participating stockholders and will retain the character and U.S. federal income tax effects applicable to all distributions. Shares received under the DRIP will have a holding period beginning with the day after purchase, and a U.S. federal income tax basis equal to its cost, which is the gross amount of the deemed distribution.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Department of the Treasury. No assurance can be given as to whether, when, or in what form, U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal income tax laws could adversely affect an investment in our shares of common stock.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), is a broad statutory framework that governs most U.S. corporate retirement and other U.S. corporate employee benefit plans. ERISA and the rules and regulations of the Department of Labor (the “DOL”) under ERISA contain provisions that should be considered by fiduciaries of employee benefit plans subject to the provisions of Title I of ERISA (“ERISA Plans”) and their legal advisers. In particular, a fiduciary of an ERISA Plan should consider whether an investment in our common stock (or, in the case of a participant-directed defined contribution plan (a “Participant-Directed Plan”), making shares of our common stock available for investment under the Participant-Directed Plan) satisfies the requirements set forth in Part 4 of Title I of ERISA, including the duties that (1) the investment satisfy the prudence and diversification standards of ERISA, (2) the investment be in the best interests of the participants and beneficiaries of the ERISA Plan, (3) the investment be permissible under the terms of the ERISA Plan’s investment policies and governing instruments and (4) the investment does not give rise to a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

In determining whether an investment in our common stock (or making shares of our common stock available as an investment option under a Participant-Directed Plan) is prudent for ERISA purposes, a fiduciary of an ERISA Plan should consider all relevant facts and circumstances including, without limitation, possible limitations on the transferability of the shares of our common stock, whether the investment provides sufficient liquidity in light of the foreseeable needs of the ERISA Plan (or the participant account in a Participant-Directed Plan), and whether the investment is reasonably designed, as part of the ERISA Plan’s portfolio, to further the ERISA Plan’s purposes, taking into consideration the risk of loss and the opportunity for gain (or other return) associated with the investment. It should be noted that we will invest our assets in accordance with the investment objectives and guidelines described herein, and that neither our Manager nor any of its affiliates has any responsibility for developing any overall investment strategy for any ERISA Plan (or the participant account in a Participant-Directed Plan) or for advising any ERISA Plan (or participant in a Participant-Directed Plan) as to the advisability or prudence of an investment in us. Rather, it is the obligation of the appropriate fiduciary for each ERISA Plan (or participant in a Participant-Directed Plan) to consider whether an investment in shares of our common stock by the ERISA Plan (or making such shares available for investment under a Participant-Directed Plan in which event it is the obligation of the participant to consider whether an investment in our common stock is advisable), when judged in light of the overall portfolio of the ERISA Plan, will meet the prudence, diversification and other applicable requirements of ERISA. The responsible fiduciary of each ERISA Plan must determine whether to invest in our common stock (or make such investment available under a Participant-Directed Plan) independently and without relying on any information provided by us, the Manager, or any affiliates thereof as advice or a recommendation in connection with such determination.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but that are subject to Section 4975 of the Code, such as IRAs and non-ERISA Keogh plans (collectively with ERISA Plans, “Plans”), and certain persons (referred to as “parties in interest” for purposes of ERISA or “disqualified persons” for purposes of Section 4975 of the Code) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code, and the transaction might have to be rescinded. In addition, a fiduciary who causes an ERISA Plan to engage in a non-exempt prohibited transaction may be personally liable for any resultant loss incurred by the ERISA Plan and may be subject to other potential remedies.

A Plan that proposes to invest in our common stock (or to make shares of our common stock available for investment under a Participant-Directed Plan) may already maintain a relationship with our Manager or one or more of its affiliates, as a result of which our Manager or such affiliate may be a “party in interest” under ERISA or a “disqualified person” under the Code, with respect to such Plan (e.g., if our Manager or such affiliate provides investment management, investment advisory or other services to that Plan). ERISA (and the Code) prohibits plan assets from being used for the benefit of a party in interest (or disqualified person). This prohibition is not triggered by “incidental” benefits to a party in interest (or disqualified person) that result from a transaction involving the Plan that is motivated solely by the interests of the Plan. ERISA (and Section 4975 of the Code) also prohibits a fiduciary from using its position to cause the Plan to make an investment from which the fiduciary, its affiliates or certain parties in which it has an interest would receive a fee or other consideration or benefit. In this circumstance, Plans that propose to invest in our common stock should consult with their counsel to determine whether an investment in our common stock would result in a transaction that is prohibited by ERISA or Section 4975 of the Code.

If our assets were considered to be “plan assets” subject to Title I of ERISA or Section 4975 of the Code, our management might be deemed to be fiduciaries of the investing Plan. In this event, the operation of the Company could become subject to the restrictions of the fiduciary responsibility and prohibited transaction provisions of Title I of ERISA and/or the prohibited transaction rules of Section 4975 of the Code.

The DOL has promulgated a final regulation under ERISA, 29 C.F.R. § 2510.3-101 (as modified by Section 3(42) of ERISA, the “Plan Assets Regulation”), that provides guidelines as to whether, and under what circumstances, the underlying assets of an entity will be deemed to include “plan assets” subject to Title I of ERISA and/or Section 4975 of the Code for purposes of applying the fiduciary duties of Title I of ERISA (including the prohibited transaction rules of Section 406 of ERISA) and the prohibited transaction provisions of Section 4975 of the Code.

Under the Plan Assets Regulation, the assets of an entity in which a Plan or IRA makes an equity investment will generally be deemed to be assets of such Plan or IRA unless the entity satisfies one of the exceptions to this general rule. Generally, the exceptions require that the investment in the entity be one of the following:

•	in securities issued by an investment company registered under the Investment Company Act;

•	in “publicly offered securities,” defined generally as interests that are “freely transferable,” “widely held” and registered with the SEC;

•	in an “operating company” which includes “venture capital operating companies” and “real estate operating companies;” or

•	in which equity participation by “benefit plan investors” is not significant (i.e., under 25%) determined in accordance with the Plan Assets Regulation.

The shares of our common stock will constitute an “equity interest” for purposes of the Plan Assets Regulation, and the shares may not constitute “publicly offered securities” for purposes of the Plan Assets Regulation. In addition, the common stock will not be issued by a registered investment company.

The 25% Limit. Under the Plan Assets Regulation, and assuming no other exemption applies, an entity’s assets would be deemed to include “plan assets” subject to Title I of ERISA and/or Section 4975 of the Code on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the value of any class of equity interests in the entity is held by “benefit plan investors” (the “25% Limit”). For purposes of this determination, the value of equity interests held by a person (other than a “benefit plan investor”) that has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee with respect to such assets (or any affiliate of such a person) is disregarded. The term “benefit plan investor” is defined in the Plan Assets Regulation as (a) any employee benefit plan (as defined in Section 3(3) of ERISA) that is subject to the provisions of Title I of ERISA, (b) any plan that is subject to Section 4975 of the Code and (c) any entity whose underlying assets include or are deemed to include “plan assets” subject to Title I of ERISA and/or Section 4975 of the Code by reason of a plan’s investment in the entity (to the extent of such plan’s investment in the entity). Thus, while our assets would not be considered to be “plan assets” so long as the 25% Limit is not exceeded, no assurance can be given that the 25% Limit will not be exceeded at all times. Our operating agreement provides that if “benefit plan investors” exceed the 25% Limit, we may redeem their interests at a price equal to the then-current NAV per share for such class. We intend to rely on this aspect of the Plan Assets Regulation.

Operating Companies. Under the Plan Assets Regulation, an entity is an “operating company” if it is primarily engaged, directly or through a majority-owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital. In addition, the Plan Assets Regulation provides that the term operating company includes an entity qualifying as a real estate operating company (“REOC”) or a venture capital operating company (“VCOC”). An entity is a REOC if: (i) on its “initial valuation date and on at least one day within each annual valuation period,” at least 50.0% of the entity’s assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors) are invested in real estate that is managed or developed and with respect to which such entity has the right to substantially participate directly in management or development activities; and (ii) such entity in the ordinary course of its business is engaged directly in the management and development of real estate during the 12-month period. The “initial valuation date” is the date on which an entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established period not exceeding 90 days in duration, which begins no later than the anniversary of the entity’s initial valuation date. Certain examples in the Plan Assets Regulation clarify that the management and development activities of an entity looking to qualify as a REOC may be carried out by independent contractors (including, in the case of a partnership, affiliates of the general partner) under the supervision of the entity. An entity will qualify as a VCOC if (i) on its initial valuation date and on at least one day during each annual valuation period, at least 50.0% of the entity’s assets, valued at cost, consist of “venture capital investments,” and (ii) the entity, in the ordinary course of business, actually exercises management rights with respect to one or more of its venture capital investments. The Plan Assets Regulation defines the term “venture capital investments” as investments in an operating company (other than a VCOC) with respect to which the investor has or obtains management rights.

Even if the 25% Limit is exceeded and we do not exercise our right to redeem “benefit plan investors” as described above, we may try to operate in a manner that will enable us to qualify as a VCOC or a REOC or to meet such other exception as may be available to prevent our assets from being treated as assets of any investing Plan for purposes of the Plan Assets Regulation. Accordingly, we believe, on the basis of the Plan Assets Regulation, that our underlying assets should not include “plan assets” subject to Title I of ERISA and/or Section 4975 of the Code. However, no assurance can be given that this will be the case.

If our assets are deemed to include “plan assets” subject to Title I of ERISA and/or Section 4975 of the Code, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code. In such circumstances, in our sole discretion, we may void or undo any such prohibited transaction, and we may require each investor that is a “benefit plan investor” Under the Plan Assets Regulation to redeem their stock upon terms that we consider appropriate and otherwise consistent with the charter and bylaws of the Company and applicable law.

Prospective investors that are subject to the provisions of Title I of ERISA and/or Code Section 4975 should consult with their counsel and advisers as to the provisions of Title I of ERISA and/or Code Section 4975 relevant to an investment in our common stock.

As discussed above, although IRAs and non-ERISA Keogh plans are not subject to ERISA, they are subject to the provisions of Section 4975 of the Code, prohibiting transactions with “disqualified persons” and investments and transactions involving fiduciary conflicts. A prohibited transaction or conflict of interest could arise if the fiduciary making the decision to invest has a personal interest in or affiliation with us or any of our affiliates. In the case of an IRA, a prohibited transaction or conflict of interest that involves the beneficiary of the IRA could result in disqualification of the IRA. A fiduciary for an IRA who has any personal interest in or affiliation with us or any of our affiliates, should consult with his or her tax and legal advisers regarding the impact such interest may have on an investment in our common stock with assets of the IRA.

Shares sold by us may be purchased or owned by investors who are investing Plan assets. Our acceptance of an investment by a Plan should not be considered to be a determination or representation by us or any of our respective affiliates that such an investment is appropriate for a Plan. In consultation with its advisers, each prospective Plan investor should carefully consider whether an investment in us is appropriate for, and permissible under, the terms of the Plan’s governing documents.

Governmental plans, foreign plans and non-electing church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to local, foreign, state or other federal laws that are substantially similar to (or wholly different than) the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel and advisers before deciding to invest in our common stock.

Neither we nor our Manager is undertaking to provide impartial investment advice or to give advice in a fiduciary capacity in connection with the offering or purchase of our common stock (or the making of shares of our common stock available for investment under a Participant-Directed Plan) and no information provided by the foregoing in connection such offering or purchase shall be viewed or relied upon as advice or a recommendation to purchase our common stock (or the making of shares of our common stock available for investment under a Participant-Directed Plan. We and our Manager have financial interests associated with the purchase of common stock (or the making of shares of our common stock available for investment under a Participant-Directed Plan) including the fees and other allocations and distributions they may receive from us as a result of the purchase of our common stock by a Plan (or the making of our shares available for investment under a Participant-Directed Plan).

Form 5500.  Plan administrators of ERISA Plans that acquire common stock may be required to report compensation, including indirect compensation, paid in connection with the ERISA Plan’s investment in shares of our common stock on Schedule C of Form 5500 (Annual Return/Report of Employee Benefit Plan). The descriptions in this memorandum of fees and compensation, including the fees paid to our Manager, are intended to satisfy the disclosure requirement for “eligible indirect compensation,” for which an alternative reporting procedure on Schedule C of Form 5500 may be available.

PLAN OF DISTRIBUTION

We are offering a maximum of up to $50,000,000 in shares of our common stock in this offering on a “best efforts maximum” basis. Because this is a “best efforts maximum” offering, we are only required to use our best efforts to sell shares of our common stock. We are offering up to $50,000,000 in shares of common stock in our offering at $10.00 per share until the end of the Introductory Period when we establish an NAV per share; provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price. Thereafter, the per share purchase price will be adjusted every fiscal quarter of each year, will equal the greater of (i) $10.00 per share or (ii) the NAV per share calculated as of the end of the prior quarter. The minimum investment amount for initial purchases of our common stock is 10 shares, or $95 based on the initial discounted offering price of $9.50 per share (or $100 if the discount does not apply). We may terminate this offering at any time.

Certain members of the Special Profit Share Entity have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset Owner and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock. Max Levine and John Chaffetz previously acquired 100 shares of our common stock at a price equal to the initial public offering price in connection with our formation, for net proceeds to us of $1,000.

This offering circular will be furnished to prospective investors upon their request via electronic PDF format and will be available for viewing and download 24 hours per day, 7 days per week on our website, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase shares of our common stock, a prospective investor will go to the Nico Platform at www.mynico.com and must electronically complete, sign and deliver to us an executed subscription agreement like the one attached to this offering circular as Appendix A, and wire funds for its subscription amount in accordance with the instructions provided therein. Prior to placing their orders, investors will be advised through the onboarding process of the then current price of the common stock.

Settlement may occur up to 45 days after a prospective investor submits a subscription agreement, depending on the volume of subscriptions received. Shares of our common stock will be issued to the subscriber as of the date of settlement, which will not occur until an investor’s funds have cleared and we issue the shares of our common stock. The number of shares issued to an investor will be calculated based on the price per share in effect on the date we receive the subscription.

We reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Section 18(b)(4)(D)(ii) of the Securities Act. If the offering terminates or if any prospective investor’s subscription is rejected, all funds received from such investors will be returned without interest or deduction.

Length of Offering

The number of shares of common stock that are covered by the offering statement of which this offering circular forms a part is the number of shares that we reasonably expect to be offered and sold within two years from the initial qualification date of the offering statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares covered by the offering statement are not yet sold within two years. With the filing of an offering statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on offering statement is declared qualified (but in any event not more than an additional 180 calendar days).

Pursuant to this offering circular, we are offering to the public all of the shares covered by the offering statement of which this offering circular forms a part. Under Regulation A, we are only allowed to raise up to $50,000,000 in any 12-month period (although we may raise capital in other ways). Although the offering statement covers a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of the maximum number of shares of our common stock that we are permitted to sell pursuant to Regulation A over an unlimited time period by filing a new offering statement prior to the end of the three-year period described in Rule 251(d)(3). We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.

Investment Criteria and Minimum Investment Amount

The shares of our common stock are being offered and sold in this offering only to “qualified purchasers” (as defined in Regulation A under the Securities Act). As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that the shares of our common stock offered hereby are offered and sold only to “qualified purchasers” or at a time when the shares of our common stock are listed on a national securities exchange. See “State Law Exemption and Purchase Restrictions” on page iii of this offering circular for the definition of “qualified purchasers” and other investment criteria that may apply.

The minimum investment required in this offering is 10 shares of common stock, or $95 based on the initial discounted offering price of $9.50 per share (or $100 if the discount does not apply). Pursuant to a Company policy, you may not transfer your shares of common stock in a manner that causes you or your transferee to own fewer than the number of shares of common stock required to meet the minimum purchase requirements, except for certain transfers without consideration. See “How to Subscribe—Minimum Purchase Requirements” on page 153 for more details.

Certificates Will Not be Issued

We will not issue stock certificates. Instead, our common stock will be recorded and maintained on a stockholder register will be maintained by us or Pacific Stock Transfer. Information regarding restrictions on the transferability of our shares that, under Maryland law, would otherwise have been required to appear on our stock certificates will instead be furnished to stockholders upon request and without charge.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering. These materials may include information relating to this offering, the past performance of our Sponsor’s team and its affiliates, property brochures, articles and publications concerning real estate, or public advertisements and audio-visual materials, in each case only as authorized by us. In addition, the sales material may contain certain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material. Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to shares of our common stock, these materials will not give a complete understanding of this offering, us or the shares of our common stock and are not to be considered part of this offering circular. This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in shares of our common stock.

Administrative and Processing Agent

Investors will not pay any upfront selling commissions. Shares of our common stock may be purchased directly from us through our website at www.mynico.com. We may determine to utilize one or more registered broker dealers to assist in the offering, in which event commissions will be the responsibility of our Sponsor and not us.

We will use our existing website, www.mynico.com, to provide notification of the offering. This offering circular will be furnished to prospective investors at www.mynico.com via download 24 hours per day, 7 days per week on our website.

The Class L and Class NL common stock will be issued in a continuous offering. Proceeds for subscriptions must be transmitted directly by wire or electronic funds transfer via ACH to the specified bank account maintained by the Sponsor pursuant to the instructions in the subscription agreement. We will attempt to accept or reject subscriptions within 30 days of receipt. If we accept your subscription, we or Pacific Stock Transfer will email you a confirmation. Such funds will be kept in a segregated Company account maintained by our Sponsor until such time as the foregoing determination is made. The subscription agreement is available at www.mynico.com.

Transfer Agent and Administrator

We have engaged Trulioo Information Services Inc., to provide certain technology, anti-money laundering (AML), know your customer (KYC), services in connection with this offering. We have agreed to pay a facilitation fee on a sliding scale between to $0.65-0.99 per domestic investor for the AML and KYC checks. We have engaged Docusign, Inc., to provide certain signature and document management services in connection with this offering. We have agreed to pay a facilitation fee of $4.40 per batch of documents executed via electronic signature on Docusign through www.mynico.com. We have also engaged Pacific Stock Transfer Company to serve as transfer agent for the offering and have agreed to a monthly fee of $0.25 per investor held in book entry, with a monthly minimum fee of $250.00. Pacific Stock Transfer Company is also entitled to certain other itemized administrative fees, including (i) up to $1.50 per investor (depending on whether subscription is by ACH or wire transfer) for processing incoming funds, and (ii) a closing cost of $500.00, plus $1.50 per investor upon each closing of this offering. We currently expect to have closings at least once per month. Pacific Stock Transfer is not participating as an underwriter of this offering and will not solicit any investment in Nico Echo Park, Benefit Corp., recommend Nico Echo Park, Benefit Corp.’s securities or provide investment advice to any prospective investor, or distribute the offering circular or other offering materials to investors. All inquiries regarding this offering should be made directly to Nico Echo Park, Benefit Corp.

We are responsible for all offering fees and expenses, including the following: (i) fees and disbursements of our legal counsel, accountants and other professionals we engage; (ii) fees and expenses incurred in the production of offering documents, including design, printing, photograph, and written material procurement costs; (iii) all filing fees, including blue sky filing fees; (iv) all of the legal fees related to the registration and qualification of our common stock under state securities laws; and (v) all costs of Pacific Stock Transfer’s services.

HOW TO SUBSCRIBE

Subscription Procedures

Investors seeking to purchase shares of our common stock who satisfy the “qualified purchaser” standards should proceed as follows:

•	Read this entire offering circular and any supplements accompanying this offering circular.

•	Electronically complete and execute a copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this offering circular as Appendix A.

•	Electronically provide ACH, journal or wire instructions to us for the full purchase price of the shares of our common stock being subscribed for; note, however, for subscriptions in excess of certain amounts, we will require that the purchase price be provided via bank wire.

By executing the subscription agreement and paying the total purchase price for the shares of our common stock subscribed for, each investor agrees to accept the terms of the subscription agreement and attests that the investor meets the minimum standards of a “qualified purchaser”, and that such subscription for shares of our common stock does not exceed 10% of the greater of such investor’s annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons). Subscriptions will be binding upon investors but will be effective only upon our acceptance and we reserve the right to reject any subscription in whole or in part.

Minimum Purchase Requirements

The minimum investment required in this offering is 10 shares of common stock, or $95 based on the initial offering price of $9.50 per share (or $100 if the discount does not apply). There is no minimum investment requirement on additional purchases after you have purchased a minimum of 10 shares. We may accept lower investments at the discretion of our Manager. Pursuant to a board policy, you may not transfer your shares of common stock in a manner that causes you or your transferee to own fewer than the number of shares of common stock required to meet the minimum purchase requirements, except for the following transfers without consideration: (i) transfers by gift; (ii) transfers by inheritance; (iii) intrafamily transfers; (iv) family dissolutions; (v) transfers to affiliates; and (vi) transfers by operation of law.

These minimum investment requirements are applicable unless and until our shares of common stock are listed on a national securities exchange, and these requirements may make it more difficult for you to sell your shares of common stock. We cannot assure you that our shares of common stock will ever be listed on a national securities exchange.

Arbitration Provision

By purchasing shares of common stock in this offering, including shares of common stock purchased pursuant to the Plan, investors agree to be bound by the Arbitration Provisions contained in our subscription agreement and our bylaws. Such Arbitration Provisions apply to claims under the US federal securities laws and to all claims that are related to the Company, including with respect to this offering, our holdings, the common stock, our ongoing operations and the management of our investments, among other matters and limit the ability of investors to bring class action lawsuits or similarly seek remedy on a class basis. Furthermore, because the Arbitration Provision is contained in our bylaws, such Arbitration Provision will also apply to any purchasers of our common stock in a secondary transaction.

By agreeing to be subject to the Arbitration Provisions, you are severely limiting your rights to seek redress against us in court. For example, you may not be able to pursue litigation for any claim in state or federal courts against us, our Manager, our Sponsor, or their respective directors or officers, including with respect to securities law claims, and any awards or remedies determined by the arbitrators may not be appealed. In addition, arbitration rules generally limit discovery, which could impede your ability to bring or sustain claims, and the ability to collect attorneys' fees or other damages may be limited in the arbitration, which may discourage attorneys from agreeing to represent parties wishing to commence such a proceeding.

Specifically, the Arbitration Provisions provide that either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a claim be final and binding arbitration. We have not determined whether we will exercise our right to demand arbitration but reserve the right to make that determination on a case by case basis as claims arise. In this regard, the Arbitration Provision is similar to a binding arbitration provision as we are likely to invoke the Arbitration Provision to the fullest extent permissible. The Arbitration Provisions apply to claims under the US federal securities laws and to all claims that are related to the Company, including with respect to this offering, our holdings, our common stock, our ongoing operations and the management of our investments, among other matters.

Any arbitration brought pursuant to the Arbitration Provisions must be conducted in the State of California, in the Los Angeles metropolitan area. The term “Claim” as used in the Arbitration Provisions is very broad and includes any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and us (or persons claiming through or connected with us), on the other hand, relating to or arising out of your subscription agreement, any Operating Partnership common unit, the Nico Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court) the validity or enforceability of the Arbitration Provisions, any part thereof, or the entire subscription agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of the Arbitration Provisions is to be given the broadest possible interpretation that will permit it to be enforceable. We believe that the Arbitration Provisions are enforceable under federal law, the laws of the State of Maryland, the laws of the State of California, or under any other applicable laws or regulations. However, the issue of enforceability is not free from doubt and to the extent that one or more of the provisions in our subscription agreement or our bylaws with respect to the Arbitration Provisions or otherwise requiring you to waive certain rights were to be found by a court to be unenforceable, we would abide by such decision.

Before purchasing shares, a potential investor must acknowledge, understand, and agree that: (a) arbitration is final and binding on the parties; (b) the parties are waiving their right to seek remedies in court, including the right to jury trial; (c) pre-arbitration discovery is generally more limited than and potentially different in form and scope from court proceedings; (d) the Arbitration Award is not required to include factual findings or legal reasoning and any party's right to appeal or to seek modification of a ruling by the arbitrators is strictly limited; and (e) the panel of arbitrators may include a minority of persons engaged in the securities industry. The Arbitration Provisions limit the rights of an investor to many legal remedies and rights otherwise available.

Further, potential investors should consider that each of our subscription agreement and our bylaws restricts the ability of our stockholders to bring class action lawsuits or to similarly seek remedy on a class basis, unless otherwise consented to by us. These restrictions on the ability to bring a class action lawsuit are likely to result in increased costs, both in terms of time and money, to individual investors who wish to pursue claims against us.

BY AGREEING TO BE SUBJECT TO THE ARBITRATION PROVISIONS, INVESTORS WILL NOT BE DEEMED TO WAIVE THE COMPANY’S COMPLIANCE WITH THE FEDERAL SECURITIES LAWS AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

LEGAL MATTERS

Certain legal matters, including the validity of the shares of our common stock offered hereby, have been passed upon for us by Goodwin Procter LLP.

EXPERTS

The balance sheet of Nico Echo Park, Benefit Corp. as of June 30, 2019 has been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is included herein. Such financial statement has been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The statement of revenues and certain expenses of 1461 W. Sunset Boulevard for the year ended December 31, 2018 has been audited by EisnerAmper LLP, independent auditors, as stated in their report which is included herein. Such financial statement has been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The statement of revenues and certain expenses of 1650 Echo Park Avenue for the year ended December 31, 2018 has been audited by EisnerAmper LLP, independent auditors, as stated in their report which is included herein. Such financial statement has been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

The statements of revenues and certain expenses of 1412 Echo Park Avenue for the years ended December 31, 2018 and 2017 have been audited by EisnerAmper LLP, independent auditors, as stated in their report which is included herein. Such financial statements have been included herein in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

We do not intend to engage an independent valuation services firm for the purpose of advisory services related to our initial quarterly NAV per share calculation. While we have not engaged an independent valuation services firm, we intend to have each property valued by an independent third-party appraisal firm within the first year after acquisition and thereafter as determined to be necessary by our Manager in its sole discretion, for the purpose of property level appraisals related to our NAV. As further described under “Plan of Operation—Valuation Policies”, our Sponsor’s internal accountants will use the estimated market values provided as well as inputs from other sources in its calculation of our quarterly NAV.

ADDITIONAL INFORMATION

We have filed with the SEC an offering statement under the Securities Act on Form 1-A regarding this offering. This offering circular, which is part of the offering statement, does not contain all the information set forth in the offering statement and the exhibits related thereto filed with the SEC, reference to which is hereby made. Upon the qualification of our initial offering statement, we became subject to the informational reporting requirements of the Exchange Act that are applicable to Tier 2 companies whose securities are registered pursuant to Regulation A, and accordingly, we will file annual reports, semi-annual reports and other information with the SEC. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. The SEC also maintains a website at www.sec.gov that contains reports, information statements and other information regarding issuers that file with the SEC.

You may also request a copy of these filings at no cost, by emailing us at investors@mynico.com or by mail at:

Nico Echo Park, Benefit Corp.
1115 W. Sunset Blvd., #801
Los Angeles, CA 90012

Within 120 days after the end of each fiscal year we provide to our stockholders of record an annual report. The annual report contains audited financial statements and certain other financial and narrative information that we are required to provide to our stockholders.

We also maintain a website at www.mynico.com, where there may be additional information about our business, but the contents of that site are not incorporated by reference in or otherwise a part of this offering circular.

INDEX TO FINANCIAL STATEMENTS

Nico Echo Park, Benefit Corp.
Pro Forma Consolidated Financial Statements (unaudited):
Pro Forma Consolidated Balance Sheet as of June 30, 2019 (unaudited)	F-4
Pro Forma Consolidated Statement of Operations for the six months ended June 30, 2019 (unaudited)	F-5
Pro Forma Consolidated Statement of Operations for the year ended December 31, 2018 (unaudited)	F-6
Notes to Pro Forma Consolidated Financial Statements (unaudited)	F-7
Historical Balance Sheet:
Report of Independent Registered Public Accounting Firm	F-11
Balance Sheet as of June 30, 2019	F-12
Notes to Balance Sheet as of June 30, 2019	F-13
1461 W. Sunset Boulevard
Report of Independent Auditors	F-16
Statements of Revenues and Certain Expenses for the six months ended June 30, 2019 (unaudited) and year ended December 31, 2018	F-17
Notes to the Statements of Revenues and Certain Expenses for the three months ended June 30, 2019 (unaudited), the three months ended March 31, 2019 and year ended December 31, 2018	F-18
1412 Echo Park Avenue
Report of Independent Auditors	F-21
Statements of Revenues and Certain Expenses for the six months ended June 30, 2019 (unaudited) and years ended December 31, 2018 and 2017	F-22
Notes to the Statements of Revenues and Certain Expenses for the six months ended June 30, 2019 (unaudited) and years ended December 31, 2018 and 2017	F-23
1650 Echo Park Avenue
Report of Independent Auditors	F-26
Statements of Revenues and Certain Expenses for the six months ended June 30, 2019 (unaudited) and year ended December 31, 2018	F-27
Notes to the Statements of Revenues and Certain Expenses for the six months ended June 30, 2019 (unaudited) and year ended December 31, 2018	F-28

F-1

Nico Echo Park, Benefit Corp.

Unaudited Pro Forma Consolidated Financial Statements

The following sets forth the unaudited pro forma consolidated balance sheet for Nico Echo Park, Benefit Corp., a Maryland real estate investment trust, together with its consolidated subsidiaries (“we,” “our,” “us” and the “Company”), as of June 30, 2019 and the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2019 and year ended December 31, 2018. The Company intends to sell shares of common stock, par value $0.01 per share, in this offering and contribute the net proceeds to Nico Echo Park Operating Partnership, LP, a Delaware limited partnership (our “Operating Partnership”), in exchange for common units of limited partnership interest in our Operating Partnership (“OP Units”). Following the completion of the offering and the formation transactions described below, substantially all of our assets will be held by, and substantially all of our operations will be conducted through, our Operating Partnership, either directly or through its subsidiaries, and we will be the sole general partner of our Operating Partnership. At such time, we, as the sole general partner of our Operating Partnership, are expected to own, directly or indirectly, (6.75)% of our Operating Partnership and will generally have the exclusive power under the partnership agreement to manage and conduct its business. The calculation of this ownership percentage does not include the sale of common stock in this “best efforts” offering.

Nico Park, Benefit Corp. was formed on April 19, 2019 as a Maryland benefit corporation. The Company has elected to be treated as an S corporation, effective as of April 19, 2019 and expects to revoke its S corporation election at least one day prior to the offering of its common stock described below. The Company intends to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes as of the date of such offering. The Company is externally managed by Nico Asset Management, LLC (the “Manager”), a Delaware limited liability company and a wholly owned subsidiary of The Neighborhood Investment Company (Nico), Inc. (the “Sponsor”), a Delaware corporation.

The Company will sell $50,000,000 in shares of common stock, including any shares that may be sold pursuant to our dividend reinvestment plan (the “DRIP”) and our optional cash purchase plan (“OCCP” and together with the DRIP, the “Plan”). The Company is offering two classes of common stock. Eligibility to purchase each class of common stock depends upon whether or not the investor is a local resident of the Echo Park, Silver Lake, and proximate communities in Los Angeles, California (the “Neighborhood”): Class L shares for tenants of the properties owned by the Company or anyone who lives, works or owns property in the Neighborhood even if such property is not owned by us (“Local Residents”) and Class NL shares for non-local investors. The two classes have the same economic rights, but different redemption rights. The per share purchase price for both classes of our common stock will be $10.00 per share from the date we first admit investors as stockholders of the Company through the end of the fiscal quarter that follows the twelve (12) month period following that date (the “Introductory Period”); provided that the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price. The minimum initial investment is ten (10) shares. Following the Introductory Period, the per share price will be adjusted each quarter and will equal the greater of $10.00 or our net asset value (“NAV”) divided by the number of shares of common stock of the Company outstanding as of the end of the prior quarter on a fully-diluted basis, including outstanding OP Units (“NAV per share”). We may terminate this offering at any time. The unaudited pro forma consolidated balance sheet, herein, assumes that $50,000,000 in shares of common stock are sold in the proposed offering.

The Company will contribute the net proceeds of this offering to our Operating Partnership in exchange for common units. We expect our Operating Partnership to use these proceeds to:

•	acquire the three pre-identified encumbered properties located in our Neighborhood: (a) 1461 W. Sunset Boulevard (b) 1412 Echo Park Avenue and (c) 1650 Echo Park Avenue (collectively, the “Seed Assets”) in exchange for (i) cash and (ii) OP units to be issued in a private placement to the members of Neighborhood Property Partners I, LLC, a Delaware limited liability company that is affiliated with the Manager and Sponsor and that currently owns the Seed Assets and whose members intend to roll over their investments into the Operating Partnership. These Seed Assets are encumbered with an aggregate of $13.3 million indebtedness due to mature in 2028 and in 2029.
•	pay acquisition fee of $521,000 to the Manager, based on 2% of the purchase price of thee Seed Assets;
•	pay approximately $750,000 of formation and offering costs upon consummation of the offerings and the formation transactions; and

F-2

•	use any remaining net proceeds for general and corporate purposes, including capital expenditures and potential future acquisition of properties.

Certain members of the Special Profit Share Entity, an affiliate of the Sponsor who will be entitled to receive a performance distribution, have previously invested an aggregate of approximately $5,000,000 of equity in the Seed Asset Owner and have committed to roll such equity into the Operating Partnership in exchange for 526,316 OP Units to be issued at the same early investor discount of $9.50 per OP Unit available to investors in our common stock.

If there are not sufficient offering proceeds from (i) the initial subscription of shares of common stock by the public and (ii) the portion of the Seed Assets being contributed to us in a private placement, any additional funding needed to fund the purchase price of the Seed Assets may be provided by an affiliate of our Sponsor in the form of a bridge equity or loan to us or our Operating Partnership. As additional proceeds are raised pursuant to this offering, such proceeds will be used to pay off this bridge equity or loan. The affiliate of our Sponsor providing us the bridge equity or loan, if any, will use funds available from its own line of credit to fund such bridge equity or loan to us. The affiliate of our Sponsor will charge us the same interest rate on any bridge equity or loan that it incurs on its own line of credit facility. If at any point our Sponsor or its affiliates are providing short-term financing to us in order to fund real estate investments out of its own capital, our Sponsor or its affiliate will be allowed to charge a reasonable interest rate on any such loan, as determined by our Manager in its sole and reasonable discretion.

The unaudited pro forma consolidated financial statements are being presented as if the offerings and the formation transactions had occurred on June 30, 2019 for purposes of the unaudited pro forma consolidated balance sheet and as if the offerings, the formation transactions and our acquisition of the Seed Assets had occurred on January 1, 2018 for purposes of the unaudited pro forma consolidated statements of operations.

The unaudited pro forma consolidated financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The adjustments to our unaudited pro forma consolidated financial statements are based on available information and assumptions that we consider reasonable. Our unaudited pro forma consolidated financial statements do not purport to (i) represent our financial position that would have actually existed had the offerings and the formation transactions occurred on June 30, 2019, (ii) represent the results of our operations that would have actually occurred had the offerings, the formation transactions and our acquisition of the Seed Assets had occurred on January 1, 2018 or (iii) project our financial position or results of operations as of any future date or for any future period.

F-3

NICO PARK, BENEFIT CORP.

PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2019

(unaudited)

	Nico Park, Benefit Corp. (A)	Offering Proceeds (B)	Acquisition of Seed Assets (C)	Other Pro Forma Adjustments		Nico Park, Benefit Corp. and Subsidiaries Pro Forma
Assets
Land and improvements	$—	$—	$6,705,210	$—		$6,705,210
Building and improvements	—		20,570,321			20,570,321
Furnitures and fixtures			88,381			88,381
Real estate properties			27,363,912			27,363,912
Cash and restricted cash	1,000	(600,000)	2,190,523	(521,000)	(D)	1,070,523
Accounts receivable, net			3,187			3,187
Acquired lease intangible assets	—		437,832			437,832
Deferred offering costs	513,000	237,000				—
		(750,000)
Prepaid expenses and other assets	—		64,728			64,728
Total Assets	$514,000	$(1,113,000)	$30,060,182	$(521,000)		$28,940,182
Liabilities
Mortgages and other loans payable, net	$—	$—	$13,557,336	$—		$13,557,336
Accounts payable and accrued expenses	513,000	237,000	71,087			221,087
		(600,000)
Due to related parties	—		521,000	(521,000)	(D)	—
Below-market lease liabilities	—		946,579			946,579
Security deposits	—		112,769			112,769
Total Liabilities	513,000	(363,000)	15,208,771	(521,000)		$14,837,771

Redeemable non-controlling partnership interest				3,000,000	(E)	3,000,000

Equity
Members’ equity	—		14,851,411	(14,851,411)	(E)	—
Common stock	1					1
Additional paid-in capital	999	(750,000)				(749,001)
Retained earnings	—					—
Total stockholders’ equity	1,000	(750,000)	14,851,411	(14,851,411)		(749,000)
Non-controlling partnership interest	—			11,851,411	(E)	11,851,411
Total Equity	1,000	(750,000)	14,851,411	(3,000,000)		11,102,411
Total Liabilities and Equity	$514,000	$(1,113,000)	$30,060,182	$(521,000)		$28,940,182

F-4

NICO PARK, BENEFIT CORP.

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2019

(unaudited)

	Nico Park, Benefit Corp. (A)	Offering Proceeds (B)	Acquisition of Seed Assets (C)	Other Pro Forma Adjustments		Nico Park, Benefit Corp. and Subsidiaries Pro Forma
Revenues
Rental revenue, net	$—	$—	$716,799	$438	(BB-1)	$810,105
				92,868	(BB-2)
Operating expense reimbursement			26,285			26,285
Other income			6,848			6,848
Total revenue			749,932	93,306		843,238
Expenses
Operating expenses			141,362			141,362
Real estate taxes			119,126			119,126
Management fee			34,110	3,387	(BB-3)	37,497
Asset management fee			—	44,443	(BB-4)	44,443
Salaries and wages			29,367			29,367
Depreciation and amortization				363,331	(BB-5)	363,331
General and administrative			16,031		(BB-6)	16,031
Total expenses			339,996	411,161		751,157
Operating income (loss)			409,936	(317,855)		92,081
Other expenses
Interest expense				(185,471)	(BB-7)	(185,471)
Net income (loss)			409,936	(503,326)		(93,390)
Net income (loss) attributable to noncontrolling interests				(99,694)	(CC)	(99,694)
Net income (loss) attributable to owners/common stockholders	$—	$—	$409,936	$(403,632)		$6,304

F-5

NICO PARK, BENEFIT CORP.

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

(unaudited)

	Nico Park, Benefit Corp. (A)	Offering Proceeds (B)	Acquisition of Seed Assets (C)	Other Pro Forma Adjustments		Nico Park, Benefit Corp. and Subsidiaries Pro Forma
Revenues
Rental revenue, net	$—	$—	$1,466,830	$1,752	(BB-1)	$1,654,318
				185,736	(BB-2)
Operating expense reimbursement	—		42,436			42,436
Other income	—		22,910			22,910
Total revenue	—		1,532,176	187,488		1,719,664
Expenses
Operating expenses	—		207,417			207,417
Real estate taxes	—		235,713			235,713
Management fee			73,824	2,785	(BB-3)	76,609
Asset management fee			—	177,771	(BB-4)	177,771
Salaries and wages	—		49,418			49,418
Depreciation and amortization				978,625	(BB-5)	978,625
General and administrative			41,572		(BB-6)	41,572
Total expenses	—		607,944	1,159,181		1,767,125
Operating income (loss)	—		924,232	(971,693)		(47,461)
Other expenses
Interest expense	—			(564,151)	(BB-7)	(564,151)
Net income (loss)	—		924,232	(1,535,844)		(611,612)
Net income (loss) attributable to noncontrolling interests				(652,895)	(CC)	(652,895)
Net income (loss) attributable to owners/common stockholders	$—	$—	$924,232	$(882,949)		$41,283

F-6

Notes to Pro Forma Consolidated Financial Statements (unaudited)

1. Adjustments to Unaudited Pro Forma Consolidated Balance Sheet

The adjustments to the unaudited pro forma consolidated balance sheet as of June 30, 2019 are as follows:

(A)	Reflects the audited historical balance sheet of Nico Park, Benefit Corp. as of June 30, 2019. Nico Park, Benefit Corp. is the public registrant under the Securities Act of 1933, as amended. Nico Park, Benefit Corp. has had no operating activity since its formation on April 19, 2019, other than the issuance of 100 shares of common stock for an aggregate purchase price of $1,000 in connection with the initial capitalization of Nico Park, Benefit Corp., which was paid on April 30, 2019.

(B)	Reflects estimated offering expenses payable by us of $750,000, of which $513,000 was accrued as of June 30, 2019. The Company will reimburse our Manager up to an aggregate amount of $600,000 from cash received from the Seed Asset Owner in connection with the contribution of the Seed Assets discussed below. Thereafter, reimbursement payments will be made in monthly installments at the rate of no more than 0.5% of the aggregate gross offering proceeds raised through that month. The excess costs of $237,000 will be rolled forward to subsequent months until paid in full. These offering expenses are being reflected as a reduction of additional paid in capital, but excludes the sale of common stock in this “best efforts” offering at a public offering price of $10.00 per share. The first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price.

(C)	Reflects the acquisition of the Seed Assets from Neighborhood Property Partners I, LLC. Under applicable accounting standards, the acquisition of the Seed Assets is accounted for as an asset acquisition. Accordingly, transaction costs associated with the acquisition of the Seed Assets are capitalized and the aggregate acquisition cost of each Seed Asset is allocated to the tangible assets acquired, the liabilities assumed by us and the identifiable intangible lease assets and liabilities based on relative fair value at the acquisition date.

The following pro forma adjustments are necessary to reflect the initial estimated allocation of purchase price. The allocation of purchase price shown below is based on the Company's preliminary estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired.

	1461 W. Sunset Blvd.	1412 Echo Park Avenue	1650 Echo Park Avenue	Total
Land and land improvements	$1,653,896	$2,647,997	$2,403,317	$6,705,210
Building and improvements	6,356,284	6,971,517	7,242,520	20,570,321
Furnitures and fixtures	21,740	34,942	31,699	88,381
	8,031,920	9,654,456	9,677,536	27,363,912
Cash and restricted cash	1,053,732	611,520	525,271	2,190,523
Accounts receivable	3,187	-	-	3,187
Acquired intangible lease assets	248,852	91,333	97,647	437,832
Other assets	29,336	17,043	18,349	64,728
Assets acquired	9,367,027	10,374,352	10,318,803	30,060,182
Mark-to-market assumed debt (1)	4,355,280	4,396,732	4,805,324	$13,557,336
Accounts payable and accrued expenses	66,087	-	5,000	71,087
Due to related parties	156,000	180,000	185,000	521,000
Below-market lease intangibles	215,157	482,380	249,042	946,579
Security deposits	38,603	33,226	40,940	112,769
Liabilities assumed	4,831,127	5,092,338	5,285,306	15,208,771
Purchase price	$4,535,900	$5,282,014	$5,033,497	$14,851,411

(1)	The debt is carried at its principal loan amount. No mark-to-market adjustment was included considering the short proximity from the time these Seed Assets were acquired to the time they were contributed to the Company.

F-7

(D)	Reflects the payment of the acquisition fee to the Manager upon the acquisition of the Seed Assets by the Company, which is based on 2.0% of the purchase price of the Seed Assets.

(E)

Reflects the issuance of OP Units in exchange for the capital invested by the majority members of the Seed Asset Owner ($11,851,411) in addition to one of the investors in the Seed Asset Owner ($3,000,000) who has the sole right to redeem its ownership interest in cash, pursuant to the operating agreement of the Seed Asset Owner. All other investors are required by the operating agreement of the Seed Asset Owner to receive cash or OP Units in exchange for their contribution to the Operating Partnership (although the Manager, in its discretion, may instead pay cash to certain investors). Only the Manager has the right to elect whether such investors receive OP Units or cash and based on its current expectation, the Manager will not allow such investors to receive cash. The one investor that has the right to redeem its ownership interest for cash has agreed to defer receipt of cash and instead initially receive OP Units until the Operating Partnership has sufficient offering proceeds to redeem such OP Units for cash. Since this pro forma does not include the proceeds from the sale of common stock (which is being offered on a “best efforts” basis and, therefore, does not reflect sufficient proceeds to make such payment and expects to issue OP Units to the Seed Asset Owner), we have reflected these OP Units as Redeemable non-controlling partnership interest in the pro forma balance sheet.

2. Adjustments to Unaudited Pro Forma Consolidated Statements of Operations

The adjustments to the unaudited pro forma consolidated statements of operations for the six months ended June 30, 2019 and year ended December 31, 2018, respectively, are as follows:

(AA)	This information is derived from the unaudited statements of revenues and certain expenses from real estate operations of the Seed Assets for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively, which were prepared for the purposes of complying with Rule 8-06 of Regulation S-X promulgated under the Securities Act as follows:

For the six months ended June 30, 2019:

	1461 W. Sunset Blvd.	1412 Echo Park Avenue	1650 Echo Park Avenue	Total
Rental revenue	$230,202	$234,213	$252,384	$716,799
Operating expense reimbursement	19,121	582	6,582	26,285
Other income	289	5,731	828	6,848
	249,612	240,526	259,794	749,932
Operating expenses	43,245	38,643	59,474	141,362
Real estate taxes	29,359	46,003	43,764	119,126
Management fee	11,653	12,649	9,808	34,110
Salaries and wages	12,045	3,293	14,029	29,367
General and administrative	3,058	6,811	6,162	16,031
	99,360	107,399	133,237	339,996
Excess of revenues over expenses	$150,252	$133,127	$126,557	$409,936

For the year ended December 31, 2018:

	1461 Sunset Blvd.	1412 Echo Park Avenue	1650 Echo Park Avenue	Total
Rental revenue	$431,969	$495,602	$539,259	$1,466,830
Operating expense reimbursement	26,690	1,287	14,459	42,436
Other income	2,991	12,446	7,473	22,910
	461,650	509,335	561,191	1,532,176
Operating expenses	57,285	65,212	84,920	207,417
Real estate taxes	58,157	90,899	86,657	235,713
Management fee	23,400	26,691	23,733	73,824
Salaries and wages	23,119	8,813	17,486	49,418
General and administrative	15,543	7,090	18,939	41,572
	177,504	198,705	231,735	607,944
Excess of revenues over expenses	$284,146	$310,630	$329,456	$924,232

F-8

(BB)	Reflects pro forma adjustments related to Rule 8-06 statements of revenues and certain expenses of the Seed Assets as if the acquisition of the Seed Assets occurred on January 1, 2018, which are as follows:

(BB-1) Reflects adjustment for straight line rent as a result of purchase accounting of $438 and $1,752 for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively.

(BB-2) Reflects adjustment to rental revenues for the impact of the amortization of the net amount of above and below-market rents of $92,868 and $185,736, for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively.

(BB-3) Reflects adjustment to property management fee based on contractual terms to be entered into under a management agreement with the Manager and at the closing of this offering of $3,387 and $2,785, for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively.

(BB-4) Reflects adjustment to provide for an asset management fee equal to 1.5% of net asset value pursuant to the contractual terms to be entered into under an asset management agreement with the Manager at the closing of this offering, or $44,443 and $177,771, for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively. It is assumed, for this purpose, that the asset management fee is calculated based on the net asset value of the Seed Assets.

(BB-5) Reflects pro forma depreciation and amortization expense based on our preliminary purchase price allocation and the estimated useful lives of the assets as follows:

Land improvements	10 years
Buildings	30 years
Tenant improvements	lesser of useful life or lease term
Furniture and fixtures	5 years

In utilizing these useful lives for determining the pro forma adjustments, management considered the length of time the asset had been in existence, the maintenance history, as well as anticipated future maintenance, and any contractual stipulations that might limit the useful life.

We amortize acquired above- and below-market leases as a decrease or increase to rental income, respectively, over the lives of the respective leases. Amortization of acquired in-place leases is included as a component of depreciation and amortization.

Depreciation and amortization expense has been adjusted in the amount of $363,331 and $978,625, for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively.

(BB-6) In addition, we expect to incur additional general and administrative expenses, including expenses that result from becoming a public company, including, but not limited to, board of directors’ fees and expenses, directors’ and officers’ insurance, legal compliance costs and incremental audit and tax fees. We estimate additional recurring general and administrative expenses of approximately $75,000 and $300,000 for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively, as a result of being a public company. As we have not yet entered into contracts with third parties to provide the services included within this estimate, other than our asset and property management agreements with our Manager, these estimated expenses do not appear in the unaudited pro forma consolidated statements of operations. Amounts corresponding to services and expenses under contract have been reflected as an adjustment in the unaudited pro forma consolidated statements of operations.

(BB-7) Reflects interest expense, based on the contractual interest rates on indebtedness, of $185,471 and $564,151 for the six months ended June 30, 2019 and the year ended December 31, 2018, respectively.

(CC)	Reflects the allocation of net income (loss) to the noncontrolling interests and stockholders’ equity.

F-9

Nico Echo Park, Benefit Corp

Historical Balance Sheet

F-10

Report of Independent Registered Public Accounting Firm

The Board of Directors

Nico Echo Park, Benefit Corp.

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Nico Echo Park, Benefit Corp (the “Company") as of June 30, 2019, and the related notes (the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ EisnerAmper LLP

We have served as the Company’s auditors since 2019.

EisnerAmper LLP
San Francisco, California
December 26, 2019

F-11

Nico Echo Park, Benefit Corp.

Balance Sheet

June 30, 2019

Assets:
Cash	$1,000
Deferred offering costs	513,000
Total Assets	$514,000

Liabilities and Stockholders’ Equity
Due to a related party	$513,000

Stockholders’ Equity:
Common stock, $0.01 par value, 100,000 shares authorized, 100 shares issued and outstanding	1
Additional paid-in capital	999
Total Stockholders’ Equity	1,000
Total Liabilities and Stockholders’ Equity	$514,000

The accompanying notes are an integral part of this balance sheet.

F-12

Nico Echo Park, Benefit Corp.

Notes to Balance Sheet

June 30, 2019

1.	ORGANIZATION

Nico Echo Park, Benefit Corp. (the “Company”) is a Maryland benefit corporation formed on April 19, 2019 primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties.

The Company is externally managed by Nico Asset Management, LLC (the “Manager”), a Delaware limited liability company and a wholly owned subsidiary of The Neighborhood Investment Company (Nico), Inc. (the “Sponsor”), a Delaware corporation.

The Company intends to file an offering statement pursuant to Regulation A with the Securities and Exchange Commission to offer up to $50 million in shares of common stock, and intends to use a portion of the anticipated proceeds of the offering to acquire certain properties from Neighborhood Property Partners I, LLC, a Delaware limited liability company that is affiliated with the Manager and Sponsor. As of June 30, 2019, the Company had not begun its operations.

It is expected that substantially all of the Company’s assets will be held by Nico Echo Park Operating Partnership, L.P., a Delaware limited partnership (the “Operating Partnership”), either directly or through its subsidiaries and that the Company will be the sole managing general partner of the Operating Partnership.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying balance sheet is presented on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Offering Costs

In connection with the Offering, the Manager has paid and will continue to pay offering expenses on the Company’s behalf such as third party legal, accounting, marketing and other similar expenses. The Company will reimburse the Manager for formation and offering costs incurred on the Company’s behalf upon the consummation of the Offering. Such costs will be deducted from the proceeds of the Offering when it is consummated or expensed if the transaction is not consummated. Such costs totaled $513,000 as of June 30, 2019.

Income Taxes

The Company has elected to be treated as an S corporation and expects to revoke its S corporation election at least one day prior to the offering of its common stock. The Company intends to elect to be treated and to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes beginning with the Company’s taxable year ending December 31, 2019. As a REIT, the Company will generally be entitled to deduction for dividends paid and therefore will not be subject to federal corporate income tax on its net taxable income that is being distributed to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

3.	STOCKHOLDERS’ EQUITY

The Company’s charter authorizes the issuance of up to 100,000 shares of common stock, $0.01 par value per share. The Company may increase the number of shares of common stock without stockholder consent. As of June 30, 2019, the Company has issued 100 shares of common stock to certain members of the Sponsor through a private placement.

F-13

The common stockholders have voting rights only with respect to certain matters, primarily relating to election of directors, amendments to the Company’s charter that would adversely change the rights of the common stock and removal of the Manager for “Cause” (as defined in the Company’s charter). The Company’s stockholders do not elect or vote on the Manager and have only limited voting rights on matters affecting the Company’s business, and therefore limited ability to influence decisions regarding its business.

Distributions

The common stockholders will be entitled to receive such dividends as declared from time to time by the Company’s board of directors out of legally available funds and REIT distribution requirements, subject to any preferential rights of any preferred stock that the Company issues in the future. In the event of a Liquidity Event (as defined in the accompanying offering circular), each outstanding share of common stock entitles its holder to share (based on the percentage of shares held) in the assets that remain after the Company settles its liabilities and any preferential dividends owed to preferred stockholders. The common stockholders will not have preemptive rights, which means that it will not have an automatic option to purchase any new shares that the Company issues, nor will holders of the Company’s shares of common stock have any preference, conversion, exchange, sinking fund, redemption, or appraisal rights.

4.	RELATED PARTY CONSIDERATIONS

The Manager or its affiliates will provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the Company’s sale of shares of common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. As a result of these relationships, the Company is dependent upon its Manager and its affiliates. In the event that these entities are unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

F-14

1461 W. Sunset Boulevard

Statements of Revenues and Certain Expenses

F-15

INDEPENDENT AUDITORS' REPORT

To the Owners of

Nico Echo Park, Benefit Corp.

Report on the Financial Statement

We have audited the accompanying financial statement of 1461 W. Sunset Boulevard (the “Property”), which comprise the statement of revenues and certain expenses for the year ended December 31, 2018, and the related notes to the financial statement.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the revenues and certain expenses of 1461 Sunset Boulevard for the year ended December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

We draw attention to Note 2 to the financial statement, which describes that the accompanying financial statement was prepared for complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement Form 1-A of Nico Echo Park, Benefit Corp. and do not intend to be a complete presentation of the Property’s revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
July 10, 2019
F-16

1461 W. Sunset Boulevard

Statements of Revenues and Certain Expenses

	Three Months Ended June 30, 2019	Three Months Ended March 31, 2019	Year Ended December 31, 2018
	(unaudited)	(unaudited)
Revenues
Rental revenue	$113,722	$116,480	$431,969
Tenant reimbursements	10,812	8,309	26,690
Other revenue	-	289	2,991
Total revenues	124,534	125,078	461,650
Certain expenses
Operating expenses	17,129	26,116	57,285
Real estate taxes	14,205	15,154	58,157
Property management fee	5,695	5,958	23,400
Salaries and wages	6,600	5,445	23,119
General and administrative	1,252	1,806	15,543
Total expenses	44,881	54,479	177,504
Revenues in excess of certain expenses	79,563	$70,599	$284,146

See accompanying notes to the statements of revenues and certain expenses.

F-17

1461 W. Sunset Boulevard

Notes to the Statements of Revenues and Certain Expenses

For the Three Months Ended June 30, 2019 (unaudited), the Three Months Ended March 31, 2019 (unaudited)

and Year Ended December 31, 2018

1.	Background and Organization

1461 W. Sunset Boulevard (the “Property”) is a 24-unit mixed-use street retail and rent stabilized rental apartment building that was built in 1925. The Property is located on Sunset Boulevard in Los Angeles, California. The Property consists of twenty (20) rent stabilized residential units plus four (4) retail units. The residential units consist of fifteen (15) studio apartments and five (5) one bedroom, one bathroom apartments.

On March 28, 2019, the Property was acquired by Neighborhood Property Partners I, LLC, a Delaware limited liability company, from a third-party for $7.8 million, which was partly financed through an assumption of the seller’s existing mortgage loan of $3.98 million due to mature in June 2028.

Neighborhood Property Partners I, LLC is affiliated with The Neighborhood Investment Company (Nico), Inc., a Delaware corporation and sole owner of Nico Asset Management, LLC, a Delaware limited liability company. The Neighborhood Investment Company (Nico), Inc. and Nico Asset Management, LLC are the Sponsor and Manager, respectively, of Nico Echo Park, Benefit Corp., a newly organized Maryland benefit corporation formed primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties. Nico Echo Park, Benefit Corp. intends to file an offering statement pursuant to Regulation A with the Securities and Exchange Commission to offer up to $50 million in shares of common stock and intends to use a portion of the anticipated proceeds of the offering to acquire the Property from Neighborhood Property Partners I, LLC.

Neighborhood Property Partners I, LLC has determined that its acquisition of the Property constitutes an asset acquisition. Transaction costs associated with the acquisition of a property, including broker fees, transfer taxes, legal, accounting, valuation, and other professional and consulting fees, are capitalized as incurred in an asset acquisition. Upon an asset acquisition, the purchase price of a property, together with capitalized transaction costs, are allocated to land and improvements, building, and intangible lease assets and liabilities based on their relative fair value. The allocation of the purchase price to building is based on management's estimate of the property's "as-if" vacant fair value. The "as-if" vacant fair value is determined by using all available information such as the replacement cost of such asset, appraisals, property condition reports, market data, and other related information.

2.	Significant Accounting Policies

Basis of Presentation

The Statements of Revenues and Certain Expenses (the “Financial Statements”) are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The accompanying Financial Statements of the Property have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the Financial Statements are not representative of the actual operations for the periods presented as certain revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Property, have been excluded. Such items include depreciation, amortization, interest expense, asset management fee, interest income and amortization of above- and below-market leases.

The statements of revenues and certain expenses for the period from April 1, 2019 through June 30, 2019 and the period from January 1, 2019 through March 31, 2019 are unaudited. However, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for the fair presentation of this statement of revenues and certain expenses for the interim period on the basis described above have been included. The results for such an interim period are not necessarily indicative of the results for the entire year.

Revenue Recognition

The Property recognizes rental revenue from residential tenants when earned in accordance with tenant lease agreements. Residential units are rented generally under lease agreements with terms of one year or less. For retail units, the Property recognizes rental revenue on a straight-line basis over the lease term when collectability is reasonably assured, and the tenant has taken possession or controls the physical use of the leased asset.

Tenant recoveries related to reimbursement of real estate taxes, insurance, repairs and maintenance, and other operating expenses from retail units are recognized as revenue in the period the applicable expenses are incurred.

F-18

The reimbursements are recognized and presented gross, as the Property is the primary obligor with respect to purchasing goods and services from third-party suppliers, have discretion in selecting the supplier and bear the associated credit risk.

The Property is allowed to recover certain operating expenses incurred for its residential units, subject to certain limitations imposed by the City of Los Angeles’ Rent Stabilization Ordinance. These costs are recognized as revenue in the period these applicable expenses are incurred.

Operating Expenses

Property operating expenses represent the direct expenses of operating the Property and include costs that are expected to continue in the ongoing operations of the Property.

Use of Estimates

The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

3.	Future Minimum Rent

The retail units are leased to tenants under non-cancelable operating leases with expirations through 2028. The minimum rental amounts due under the leases are generally either subject to scheduled fixed increases or adjustments. The leases generally also require that the tenants reimburse the Property for certain operating costs and real estate taxes.

As of December 31, 2018, the future minimum cash rents to be received over the next five years and thereafter for non-cancelable operating leases for retail tenants are as follows:

2019	$123,198
2020	126,894
2021	130,701
2022	79,499
2023	41,715
Thereafter	211,241
$713,248

4.	Commitments and Contingencies

The Property is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Property which if adversely determined could have a material adverse impact on us other than routine litigation arising in the ordinary course of business or litigation that is adequately covered by insurance.

5.	Subsequent Events

The Property has evaluated subsequent events through December 26, 2019, the date the Financial Statements were available to be issued.

F-19

1412 Echo Park Avenue

Statements of Revenues and Certain Expenses

F-20

INDEPENDENT AUDITORS' REPORT

To the Owners of

Nico Echo Park, Benefit Corp.

Report on the Financial Statement

We have audited the accompanying financial statement of 1412 Echo Park Avenue (the “Property”), which comprise the statements of revenues and certain expenses for the years ended December 31, 2018 and 2017, and the related notes to the financial statement.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the revenues and certain expenses of 1412 Echo Park Avenue for the years ended December 31, 2018 and 2017 in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

We draw attention to Note 2 to the financial statement, which describes that the accompanying financial statement was prepared for complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement Form 1-A of Nico Echo Park, Benefit Corp. and do not intend to be a complete presentation of the Property’s revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
July 10, 2019

F-21

1412 Echo Park Avenue

Statements of Revenues and Certain Expenses

	Six Months Ended June 30, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
	(unaudited)
Revenues
Rental revenue	$234,213	$495,602	$511,211
Tenant reimbursements	582	1,287	1,500
Other revenue	5,731	12,446	11,223
Total revenues	240,526	509,335	523,934
Certain expenses
Operating expenses	38,643	65,212	79,600
Real estate taxes	46,003	90,899	88,795
Property management fee	12,649	26,691	29,159
Salaries and wages	3,293	8,813	9,073
General and administrative	6,811	7,090	8,308
Total expenses	107,399	198,705	214,935
Revenues in excess of certain expenses	$133,127	$310,630	$308,999

See accompanying notes to the statements of revenues and certain expenses.

F-22

1412 Echo Park Avenue

Notes to the Statements of Revenues and Certain Expenses

For the Six Months Ended June 30, 2019 (unaudited) and Years Ended December 31, 2018 and 2017

1.	Background and Organization

1412 Echo Park Avenue (the “Property”) is a 32-unit rent stabilized rental apartment building that was built in 1923. The Property is located on 1412 Echo Park Avenue in Los Angeles, California. The Property consists of thirty-two (32) rent stabilized residential units, of which seven (7) are studio apartments, twenty-three (23) are one bedroom, one bathroom apartments, one (1) is a 2 bedroom, 1 bathroom unit, and one (1) is a 3 bedroom, 1 bathroom unit.

2.	Significant Accounting Policies

Basis of Presentation

The Statements of Revenues and Certain Expenses (the “Financial Statements”) are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The accompanying Financial Statements of the Property have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the Financial Statements are not representative of the actual operations for the periods presented as certain revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Property, have been excluded. Such items include depreciation, amortization, interest expense, interest income and amortization of above- and below-market leases.

The statement of revenues and certain expenses for the period ended June 30, 2019 is unaudited. However, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for the fair presentation of this statement of revenues and certain expenses for the interim period on the basis described above have been included. The results for such an interim period are not necessarily indicative of the results for the entire year.

Revenue Recognition

The Property recognizes rental revenue from residential tenants when earned in accordance with tenant lease agreements. Residential units are rented generally under lease agreements with terms of one year or less.

The Property is allowed to recover certain operating expenses incurred for its residential units, subject to certain limitations imposed by the City of Los Angeles’ Rent Stabilization Ordinance. These costs are recognized as revenue in the period these applicable expenses are incurred.

Operating Expenses

Property operating expenses represent the direct expenses of operating the Property and include costs that are expected to continue in the ongoing operations of the Property.

Use of Estimates

The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

3.	Commitments and Contingencies

The Property is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Property which if adversely determined could have a material adverse impact on us other than routine litigation arising in the ordinary course of business or litigation that is adequately covered by insurance.

F-23

4.	Subsequent Events

The Property has evaluated subsequent events through December 26, 2019, the date the Financial Statements were available to be issued.

On July 1, 2019, the Property was acquired by Neighborhood Property Partners I, LLC, a Delaware limited liability company, from a seller that was co-managed by a principal of the Sponsor (see below) for $9.0 million, which was financed with new mortgage financing of $4,467,986 and the balance in cash.

Neighborhood Property Partners I, LLC is affiliated with The Neighborhood Investment Company (Nico), Inc., a Delaware corporation and sole owner of Nico Asset Management, LLC, a Delaware limited liability company. The Neighborhood Investment Company (Nico), Inc. and Nico Asset Management, LLC are the Sponsor and Manager, respectively, of Nico Echo Park, Benefit Corp., a newly organized Maryland benefit corporation formed primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties. Nico Echo Park, Benefit Corp. intends to file an offering statement pursuant to Regulation A with the Securities and Exchange Commission to offer up to $50 million in shares of common stock and intends to use a portion of the anticipated proceeds of the offering to acquire the Property from Neighborhood Property Partners I, LLC.

F-24

1650 Echo Park Avenue

Statements of Revenues and Certain Expenses

F-25

INDEPENDENT AUDITORS' REPORT

To the Owners of

Nico Echo Park, Benefit Corp.

Report on the Financial Statement

We have audited the accompanying financial statement of 1650 Echo Park Avenue (the “Property”), which comprise the statement of revenues and certain expenses for the year ended December 31, 2018, and the related notes to the financial statement.

Management’s Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above present fairly, in all material respects, the revenues and certain expenses of 1650 Echo Park Avenue for the year ended December 31, 2018 in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

We draw attention to Note 2 to the financial statement, which describes that the accompanying financial statement was prepared for complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement Form 1-A of Nico Echo Park, Benefit Corp. and do not intend to be a complete presentation of the Property’s revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
July 10, 2019

F-26

1650 Echo Park Avenue

Statements of Revenues and Certain Expenses

	Six Months Ended June 30, 2019	Year Ended December 31, 2018
	(unaudited)
Revenues
Rental revenue	$252,384	$539,259
Tenant reimbursements	6,582	14,459
Other revenue	828	7,473
Total revenues	259,794	561,191
Certain expenses
Operating expenses	59,474	84,920
Real estate taxes	43,764	86,657
Property management fee	9,808	23,733
Salaries and wages	14,029	17,486
General and administrative	6,162	18,939
Total expenses	133,237	231,735
Revenues in excess of certain expenses	$126,557	$329,456

See accompanying notes to the statements of revenues and certain expenses.

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1650 Echo Park Avenue

Notes to the Statements of Revenues and Certain Expenses

For the Six Months Ended June 30, 2019 (unaudited) and Year Ended December 31, 2018

1.	Background and Organization

1650 Echo Park Avenue (the “Property”) is a 29-unit rental apartment building that was built in 1932. The Property is located on Echo Park Avenue in Los Angeles, California. The Property consists of twenty-eight (28) rent stabilized residential units plus one (1) non-conforming unit. Additionally, there is a five (5) year rooftop cell tower lease, which commenced on September 1, 2018 and is subject to a four (4) year extension option. This cell tower lease can be terminated anytime.

2.	Significant Accounting Policies

Basis of Presentation

The Statements of Revenues and Certain Expenses (the “Financial Statements”) are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The accompanying Financial Statements of the Property have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the Financial Statements are not representative of the actual operations for the periods presented as certain revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Property, have been excluded. Such items include depreciation, amortization, interest expense, interest income and amortization of above- and below-market leases.

The statement of revenues and certain expenses for the period ended June 30, 2019 is unaudited. However, in the opinion of management, all adjustments (consisting solely of normal recurring adjustments) necessary for the fair presentation of this statement of revenues and certain expenses for the interim period on the basis described above have been included. The results for such an interim period are not necessarily indicative of the results for the entire year.

Revenue Recognition

The Property recognizes rental revenue from residential tenants when earned in accordance with tenant lease agreements. Residential units are rented generally under lease agreements with terms of one year or less. For the rooftop cell tower lease, the Property recognizes rental revenue on a straight-line basis over the lease term when collectability is reasonably assured, and the tenant has taken possession or controls the physical use of the leased asset.

The Property is allowed to recover certain operating expenses incurred for its residential units, subject to certain limitations imposed by the City of Los Angeles’ Rent Stabilization Ordinance. These costs are recognized as revenue in the period these applicable expenses are incurred.

Operating Expenses

Property operating expenses represent the direct expenses of operating the Property and include costs that are expected to continue in the ongoing operations of the Property.

Use of Estimates

The preparation of the Financial Statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

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3.	Commitments and Contingencies

The Property is not involved in any material litigation nor, to management’s knowledge, was any material litigation threatened against the Property which if adversely determined could have a material adverse impact on us other than routine litigation arising in the ordinary course of business or litigation that is adequately covered by insurance.

4.	Subsequent Events

The Property has evaluated subsequent events through December 26, 2019, the date the Financial Statements were available to be issued.

On July 1, 2019, the Property was acquired by Neighborhood Property Partners I, LLC, a Delaware limited liability company, from a third-party for $9,250,000, which was financed with new mortgage financing of $4,890,503 and the balance in cash.

Neighborhood Property Partners I, LLC is affiliated with The Neighborhood Investment Company (Nico), Inc., a Delaware corporation and sole owner of Nico Asset Management, LLC, a Delaware limited liability company. The Neighborhood Investment Company (Nico), Inc. and Nico Asset Management, LLC are the Sponsor and Manager, respectively, of Nico Echo Park, Benefit Corp., a newly organized Maryland benefit corporation formed primarily to acquire and manage a portfolio of multi-tenant rental housing, mixed-use and commercial properties. Nico Echo Park, Benefit Corp. intends to file an offering statement pursuant to Regulation A with the Securities and Exchange Commission to offer up to $50 million in shares of common stock and intends to use a portion of the anticipated proceeds of the offering to acquire the Property from Neighborhood Property Partners I, LLC.

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APPENDIX A:

SUBSCRIPTION AGREEMENT

FOR QUALIFIED PURCHASERS

NICO ECHO PARK, BENEFIT CORP.

A MARYLAND BENEFIT CORPORATION

This is a Subscription for

Shares of Common Stock of

Nico Echo Park, Benefit Corp.

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THIS SUBSCRIPTION AGREEMENT (this “Agreement”) is made and entered into as of the date set forth on the signature page, by and between the undersigned (the “Subscriber”, “Investor”, or “you”) and Nico Echo Park, Benefit Corp., a Maryland benefit corporation (“Nico”, “we”, “us” or “our”), with reference to the facts set forth below.

WHEREAS, subject to the terms and conditions of this Agreement, the Subscriber wishes to irrevocably subscribe for and purchase (subject to acceptance of such subscription by Nico) certain shares of common stock of which there are two classes, Class L and Class NL (the “Common Stock”), offered pursuant to that certain Offering Circular of Nico, dated as of March 27, 2020 (the “Offering Circular”).

NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

1.       Subscription for and Purchase of the Common Stock.

1.1       Subject to the express terms and conditions of this Agreement, the Subscriber hereby irrevocably subscribes for and agrees to purchase the Common Stock (the “Purchase”) in the amount of the purchase price (the “Purchase Price”) set forth on the signature page to this Agreement.

1.2       The Subscriber must initially purchase at least ten (10) shares of either class of Common Stock. There is no minimum subscription requirement on additional purchases of Common Stock once the Subscriber holds at least 10 shares of Common Stock.

1.3       This offering of Common Stock is described in the Offering Circular, that is available through the online website platform www.mynico.com (the “Nico Platform”), which is owned and operated by Neighborhood Holdings, Inc., an affiliate of Nico (the “Sponsor”), as well as on the Security and Exchange Commission’s EDGAR website. Please read this Agreement, the Offering Circular, our charter (“Charter”) and our Bylaws (the “Bylaws”). While they are subject to change, as described below in Section 9.5 of this Agreement, Nico advises you to print and retain a copy of these documents for your records. By signing electronically below, you agree to the following terms together with the Terms and Conditions and the Terms of Use, consent to Nico’s Privacy Policy, and agree to transact business with us and to receive communications relating to the Common Stock electronically.

1.4       Nico has the right to reject this subscription in whole or in part for any reason. The Subscriber may not cancel, terminate or revoke this Agreement, which, in the case of an individual, shall survive his death or disability and shall be binding upon the Subscriber, his heirs, trustees, beneficiaries, executors, personal or legal administrators or representatives, successors, transferees and assigns.

1.5       Once you make a funding commitment for the Purchase, it is irrevocable until the Common Stock is issued, the Purchase is rejected by Nico, or Nico otherwise determines not to consummate the transaction.

1.6       The Subscriber acknowledges that it has received and read a copy of the Charter and the Bylaws and agrees that its execution of this Agreement constitutes its consent to such Charter and Bylaws, and, that upon acceptance of this Agreement by Nico, the Subscriber will become a stockholder of Nico as a holder of shares of Common Stock. When this Agreement is countersigned by Nico, the Charter and Bylaws shall be binding upon the Subscriber as of the settlement date.

2.       Purchase of the Common Stock.

2.1       The Subscriber understands that the Purchase Price is payable with the execution and submission of this Agreement, and accordingly, is submitting herewith to Nico the Purchase Price as agreed to by Nico on the Nico Platform.

2.2       If this subscription is accepted by Nico, the Subscriber agrees to comply fully with the terms of this Agreement, the Common Stock and all other applicable documents or instruments of Nico, including, but not limited to, the Charter and Bylaws. The Subscriber further agrees to execute any other necessary documents or instruments in connection with this subscription and the Purchase.

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2.3       In the event that this subscription is rejected in full or the offering is terminated, payment made by the Subscriber to Nico for the Common Stock will be refunded to the Subscriber without interest and without deduction, and all of the obligations of the Subscriber hereunder shall terminate. To the extent that this subscription is rejected in part, Nico shall refund to the Subscriber any payment made by the Subscriber to Nico with respect to the rejected portion of this subscription without interest and without deduction, and all of the obligations of Subscriber hereunder shall remain in full force and effect except for those obligations with respect to the rejected portion of this subscription, which shall terminate.

3.       Investment Representations and Warranties of the Subscriber. The Subscriber represents and warrants to Nico the following:

3.1       The information that the Subscriber has furnished herein, including (without limitation) the information furnished by the Subscriber to the Sponsor, upon signing up for the Nico Platform regarding whether Subscriber qualifies as (i) an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Securities Act of 1933, as amended (the “Act”) and/or (ii) a “qualified purchaser” as that term is defined in Regulation A promulgated under the Act, is correct and complete as of the date of this Agreement and will be correct and complete on the date, if any, that Nico accepts this subscription. Further, the Subscriber shall immediately notify Nico of any change in any statement made herein prior to the Subscriber’s receipt of Nico’s acceptance of this subscription, including, without limitation, Subscriber’s status as an “accredited investor” and/or “qualified purchaser”. The representations and warranties made by the Subscriber may be fully relied upon by Nico and by any investigating party relying on them.

3.2       The Subscriber, if an entity, is, and shall at all times while it holds Common Stock remain, duly organized, validly existing and in good standing under the laws of the state or other jurisdiction of the United States of America of its incorporation or organization, having full power and authority to own its properties and to carry on its business as conducted. The Subscriber, if a natural person, is eighteen (18) years of age or older, competent to enter into a contractual obligation, and a citizen or resident of the United States of America. The principal place of business or principal residence of the Subscriber is as shown on the signature page of this Agreement.

3.3       The Subscriber has the requisite power and authority to deliver this Agreement, perform his, her or its obligations set forth herein, and consummate the transactions contemplated hereby. The Subscriber has duly executed and delivered this Agreement and has obtained the necessary authorization to execute and deliver this Agreement and to perform his, her or its obligations herein and to consummate the transactions contemplated hereby. This Agreement, assuming the due execution and delivery hereof by Nico, is a legal, valid and binding obligation of the Subscriber enforceable against the Subscriber in accordance with its terms.

3.4       At no time has it been expressly or implicitly represented, guaranteed or warranted to the Subscriber by Nico or any other person that:

a.	A percentage of profit and/or amount or type of gain or other consideration will be realized as a result of this investment; or

b.	The past performance or experience on the part of Nico and/or its officers or directors in any way indicates the predictable or probable results of the ownership of the Common Stock or the overall Nico venture.

3.5       The Subscriber has received this Agreement, a copy of the Offering Circular, the Charter and Bylaws. The Subscriber and/or the Subscriber’s advisors, who are not affiliated with and not compensated directly or indirectly by Nico or an affiliate thereof unless they have so notified the Subscriber, have such knowledge and experience in business and financial matters as will enable them to utilize the information which they have received in connection with Nico and its business to evaluate the merits and risks of an investment, to make an informed investment decision, and to protect Subscriber’s own interests in connection with the Purchase.

3.6       The Subscriber understands that the Common Stock being purchased is a speculative investment that involves a substantial degree of risk of loss of the Subscriber’s entire investment in the Common Stock, and the Subscriber understands and is fully cognizant of the risk factors related to the Purchase. The Subscriber has read, reviewed and understood the risk factors set forth in the Offering Circular.

3.7       The Subscriber understands that any forecasts or predictions as to Nico’s performance are based on estimates, assumptions, and forecasts that Nico believes to be reasonable but that may prove to be materially incorrect, and no assurance is given that actual results will correspond with the results contemplated by the various forecasts.

3.8       The Subscriber is able to bear the economic risk of this investment and, without limiting the generality of the foregoing, is able to hold this investment for an indefinite period of time. The Subscriber has adequate means to provide for the Subscriber’s current needs and personal contingencies and has a sufficient net worth to sustain the loss of the Subscriber’s entire investment in Nico.

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3.9       Unless the Subscriber is an “accredited investor”, the amount of Common Stock being purchased by the Subscriber does not exceed 10% of the greater of the Subscriber’s annual income or net worth (for natural persons), or 10% of the greater of Subscriber’s annual revenue or net assets at fiscal year-end (for non-natural persons).

3.10       The Subscriber has had an opportunity to ask questions of Nico or anyone acting on its behalf and to receive answers concerning the terms of this Agreement and the Common Stock, as well as about Nico and its business generally, and to obtain any additional information that Nico possesses or can acquire without unreasonable effort or expense, that is necessary to verify the accuracy of the information contained in this Agreement. Further, all such questions have been answered to the full satisfaction of the Subscriber.

3.11       The Subscriber agrees to provide any additional documentation Nico may reasonably request, including documentation as may be required by Nico to form a reasonable basis that the Subscriber qualifies as an “accredited investor” as that term is defined in Rule 501 under Regulation D promulgated under the Act, or otherwise as a “qualified purchaser” as that term is defined in Regulation A promulgated under the Act, or as may be required by the securities administrators or regulators of any state, to confirm that the Subscriber meets any applicable minimum financial suitability standards and has satisfied any applicable maximum investment limits.

3.12       The Subscriber understands that no state or federal authority has scrutinized this Agreement or the Common Stock offered pursuant hereto, has made any finding or determination relating to the fairness for investment of the Common Stock, or has recommended or endorsed the Common Stock, and that the Common Stock has not been registered or qualified under the Act or any state securities laws, in reliance upon exemptions from registration thereunder.

3.13       The Subscriber understands that Nico has not been registered under the Investment Company Act of 1940. In addition, the Subscriber understands that Nico is not registered as an investment adviser under the Investment Advisers Act of 1940, as amended.

3.14       The Subscriber is subscribing for and purchasing the Common Stock without being furnished any offering literature, other than the Offering Circular, the Charter and Bylaws and this Agreement, and such other related documents, agreements or instruments as may accompany or be attached to the foregoing documents as exhibits or supplements thereto on the Nico Platform or otherwise, or as the Subscriber has otherwise requested from Nico in writing, and without receiving any representations or warranties from Nico or its agents and representatives other than the representations and warranties contained in such documents, and is making this investment decision solely in reliance upon the information contained in such documents and upon any investigation made by the Subscriber or Subscriber’s advisors.

3.15       The Subscriber’s true and correct full legal name, address of residence (or, if an entity, principal place of business), phone number, electronic mail address, United States taxpayer identification number, if any, and other contact information are accurately provided on signature page hereto. The Subscriber is currently a bona fide resident of the state or jurisdiction set forth in the current address provided to Nico. The Subscriber has no present intention of becoming a resident of any other state or jurisdiction.

3.16       The Subscriber is subscribing for and purchasing the Common Stock solely for the Subscriber’s own account, for investment purposes only, and not with a view toward or in connection with resale, distribution (other than to its unitholders or members, if any), subdivision or fractionalization thereof. The Subscriber was not formed for the sole purpose of investing in us. The Subscriber has no agreement or other arrangement, formal or informal, with any person or entity to sell, transfer or pledge any part of the Common Stock, or which would guarantee the Subscriber any profit, or insure against any loss with respect to the Common Stock, and the Subscriber has no plans to enter into any such agreement or arrangement.

3.17       The Subscriber represents and warrants that the execution and delivery of this Agreement, the consummation of the transactions contemplated thereby and hereby and the performance of the obligations thereunder and hereunder will not conflict with or result in any violation of or default under any provision of any other agreement or instrument to which the Subscriber is a party or any license, permit, franchise, judgment, order, writ or decree, or any statute, rule or regulation, applicable to the Subscriber. The Subscriber confirms that the consummation of the transactions envisioned herein, including, but not limited to, the Subscriber’s Purchase, will not violate any foreign law and that such transactions are lawful in the Subscriber’s country of citizenship and residence.

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3.18       Nico’s intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “PATRIOT Act”). Subscriber hereby represents, covenants, and agrees that, to the best of Subscriber’s knowledge based on reasonable investigation:

(a)	None of the Subscriber’s funds tendered for the Purchase Price (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations.

(b)	To the extent within the Subscriber’s control, none of the Subscriber’s funds tendered for the Purchase Price will cause Nico or any of its personnel or affiliates to be in violation of federal anti-money laundering laws, including (without limitation) the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and/or any regulations promulgated thereunder.

(c)	When requested by Nico, the Subscriber will provide any and all additional information, and the Subscriber understands and agrees that Nico may release confidential information about the Subscriber and, if applicable, any underlying beneficial owner or Related Person (defined below) to U.S. regulators and law enforcement authorities, deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities. Nico reserves the right to request any information as is necessary to verify the identity of the Subscriber and the source of any payment to Nico. In the event of delay or failure by the Subscriber to produce any information required for verification purposes, the subscription by such Subscriber may be refused.

(d)	Neither the Subscriber, nor any person or entity controlled by, controlling or under common control with the Subscriber, any of the Subscriber’s beneficial owners, any person for whom the Subscriber is acting as agent or nominee in connection with this investment nor, in the case of an Subscriber which is an entity, any Related Person is:

(i)	a Prohibited Investor (defined below);

(ii)	a Senior Foreign Political Figure, any member of a Senior Foreign Political Figure’s “immediate family,” which includes the figure’s parents, siblings, spouse, children and in-laws, or any Related Person of a Senior Foreign Political Figure (defined below), or a person or entity resident in, or organized or chartered under, the laws of a Non-Cooperative Jurisdiction;

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(iii)	a person or entity resident in, or organized or chartered under, the laws of a jurisdiction that has been designated by the U.S. Secretary of the Treasury under Section 311 or 312 of the PATRIOT Act as warranting special measures due to money laundering concerns; or Foreign Shell Bank that does not include a regulated affiliate; “Foreign Bank” shall mean an organization that (i) is organized under the laws of a foreign country, (ii) engages in the business of banking, (iii) is recognized as a bank by the bank supervisory or monetary authority of the country of its organization or principal banking operations, (iv) receives deposits to a substantial extent in the regular course of its business, and (v) has the power to accept demand deposits, but does not include the U.S. branches or agencies of a foreign bank; “Non-Cooperative Jurisdiction” shall mean any foreign country that has been designated as noncooperative with international anti-money laundering principles or procedures by an intergovernmental group or organization, such as the Financial Task Force on Money Laundering, of which the U.S. is a member and with which designation the U.S. representative to the group or organization continues to concur; “Prohibited Investor” shall mean a person or entity whose name appears on (i) the List of Specially Designated Nationals and Blocked Persons maintained by the U.S. Office of Foreign Assets Control; (ii) other lists of prohibited persons and entities as may be mandated by applicable law or regulation; or (iii) such other lists of prohibited persons and entities as may be provided to Nico in connection therewith; “Related Person” shall mean, with respect to any entity, any interest holder, director, senior officer, trustee, beneficiary or grantor of such entity; provided that in the case of an entity that is a publicly traded company or a tax qualified pension or retirement plan in which at least 100 employees participate that is maintained by an employer that is organized in the U.S. or is a U.S. government entity, the term “Related Person” shall exclude any interest holder holding less than 5% of any class of securities of such publicly traded company and beneficiaries of such plan; “Senior Foreign Political Figure” shall mean a senior official in the executive, legislative, administrative, military or judicial branches of a foreign government (whether elected or not), a senior official of a major foreign political party, or a senior executive of a foreign government-owned corporation. In addition, a Senior Foreign Political Figure includes any corporation, business or other entity that has been formed by, or for the benefit of, a Senior Foreign Political Figure. Related Person of a Senior Foreign Political Figure” shall mean a person who is widely and publicly known internationally to maintain an unusually close relationship with the Senior Foreign Political Figure, and includes a person who is in a position to conduct substantial domestic and international financial transactions on behalf of the Senior Foreign Political Figure; “Foreign Shell Bank” shall mean a Foreign Bank without a presence in any country.

(iv)	a person or entity who gives Subscriber reason to believe that its funds originate from, or will be or have been routed through, an account maintained at a Foreign Shell Bank, an “offshore bank”, or a bank organized or chartered under the laws of a Non-Cooperative Jurisdiction.

(e)	The Subscriber hereby agrees to immediately notify Nico if the Subscriber knows, or has reason to suspect, that any of the representations in this Section 3.18 have become incorrect or if there is any change in the information affecting these representations and covenants.

(f)	The Subscriber agrees that, if at any time it is discovered that any of the foregoing anti-money laundering representations are incorrect, or if otherwise required by applicable laws or regulations, Nico may undertake appropriate actions, and the Subscriber agrees to cooperate with such actions, to ensure compliance with such laws or regulations, including, but not limited to segregation and/or redemption of the Subscriber’s interest in the Common Stock.

3.19       The Subscriber confirms that the Subscriber has been advised to consult with the Subscriber’s independent attorney regarding legal matters concerning Nico and to consult with independent tax advisers regarding the tax consequences of investing through Nico. The Subscriber acknowledges that Subscriber understands that any anticipated United States federal or state income tax benefits may not be available and, further, may be adversely affected through adoption of new laws or regulations or amendments to existing laws or regulations. The Subscriber acknowledges and agrees that Nico is providing no warranty or assurance regarding the ultimate availability of any tax benefits to the Subscriber by reason of the Purchase.

3.20       If the Subscriber is subscribing for Class L shares of Common Stock, the Subscriber further acknowledges and agrees that the Subscriber is a “Local Resident” (as defined in the Offering Circular) as of the date of this Agreement.

4.       Tax Forms. The Subscriber will also need to complete an IRS Form W-9 or the appropriate IRS Form W-8, which should be returned directly to us via the Nico Platform.  The Subscriber certifies that the information contained in the executed copy (or copies) of IRS Form W-9 or appropriate IRS Form W-8 (and any accompanying required documentation), as applicable, when submitted to us will be true, correct and complete. The Subscriber shall (i) promptly inform us of any change in such information, and (ii) furnish to us a new properly completed and executed form, certificate or attachment, as applicable, as may be required under the Internal Revenue Service (the “IRS”) instructions to such forms, the Internal Revenue Code of 1986, as amended (the “Code”) or any applicable Treasury Regulations or as may be requested from time to time by us.

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5.       Acknowledgement of Withholding. The Subscriber acknowledges and agrees that under U.S. federal tax law (including Code Sections 1441, 1442, 1445, 1446, 1471, 1472, 1473, and 1474), and possibly under applicable non-U.S. or U.S. state or local law, Nico, and/or its subsidiaries must withhold tax with respect to certain transfers of property and/or other income or activities. In addition, backup withholding may be required in certain circumstances.

6.       Additional Tax Information. The Subscriber shall promptly provide such information, documentation or certification as may be requested by us to determine whether withholding may be required with respect to the Subscriber’s ownership of Common Stock or in connection with tax filings in any jurisdiction in which or through which the Nico invests, directly or indirectly, including any information or certification required for Nico or its subsidiaries (or any other entity in which Nico directly or indirectly invests or any parallel fund or alternative investment vehicle) to comply with any tax return or information filing requirements or to obtain a reduced rate of, or exemption from, any applicable tax, whether pursuant to the laws of such jurisdiction or an applicable tax treaty. Such information may include, without limitation, information regarding the ultimate beneficial owners of the Subscriber. The Subscriber hereby acknowledges and agrees that Nico may provide any such information, documentation or certifications to any applicable tax authority.

7.       No Advisory Relationship. You acknowledge and agree that the Purchase pursuant to this Agreement is an arms-length transaction between you and Nico. In connection with the Purchase, Nico is not acting as your agent or fiduciary. Nico assumes no advisory or fiduciary responsibility in your favor in connection with the Common Stock or the corresponding project investments. Nico has not provided you with any legal, accounting, regulatory or tax advice with respect to the Common Stock, and you have consulted your own respective legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate.

8.       Bankruptcy. In the event that you file or enter bankruptcy, insolvency or other similar proceeding, you agree to use the best efforts possible to avoid Nico being named as a party or otherwise involved in the bankruptcy proceeding. Furthermore, this Agreement should be interpreted so as to prevent, to the maximum extent permitted by applicable law, any bankruptcy trustee, receiver or debtor-in-possession from asserting, requiring or seeking that (i) you be allowed by Nico to return the Common Stock to Nico for a refund or (ii) Nico be mandated or ordered to redeem or withdraw Common Stock held or owned by you.

9.	Miscellaneous Provisions.

9.1       This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland (without regard to the conflicts of laws principles thereof).

9.2       All notices and communications to be given or otherwise made to the Subscriber shall be deemed to be sufficient if sent by electronic mail to such address as set forth for the Subscriber at the records of Nico (or that you submitted to us via the Nico Platform). You shall send all notices or other communications required to be given hereunder to Nico via email at investors@mynico.com (with a copy to be sent concurrently via prepaid certified mail to: Nico Echo Park, Benefit Corp., 1115 W. Sunset Blvd., #801, Los Angeles, CA 90012 Attn: Investor Relations). Any such notice or communication shall be deemed to have been delivered and received on the first business day following that on which the electronic mail has been sent (assuming that there is no error in delivery). As used in this Section 9.2, “business day” shall mean any day other than a day on which banking institutions in the State of California are legally closed for business.

9.3       This Agreement, or the rights, obligations or interests of the Subscriber hereunder, may not be assigned, transferred or delegated without the prior written consent of Nico. Any such assignment, transfer or delegation in violation of this Section shall be null and void, ab initio.

9.4       The parties agree to execute and deliver such further documents and information as may be reasonably required in order to effectuate the purposes of this Agreement.

9.5       Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of each of the parties hereto.

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9.6       If one or more provisions of this Agreement are held to be unenforceable under applicable law, rule or regulation, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

9.7       In the event that either party hereto shall commence any suit, action or other proceeding to interpret this Agreement, or determine to enforce any right or obligation created hereby, then such party, if it prevails in such action, shall recover its reasonable costs and expenses incurred in connection therewith, including, but not limited to, reasonable attorney’s fees and expenses and costs of appeal, if any.

9.8       This Agreement (including the exhibits and schedules attached hereto) and the documents referred to herein (including without limitation the Offering Circular, the Charter and the Bylaws) constitute the entire agreement among the parties and shall constitute the sole documents setting forth terms and conditions of the Subscriber’s contractual relationship with Nico with regard to the matters set forth herein. This Agreement supersedes any and all prior or contemporaneous communications, whether oral, written or electronic, between the Subscriber and Nico.

9.9       This Agreement may be executed in any number of counterparts, or facsimile counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

9.10      The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The singular number or masculine gender, as used herein, shall be deemed to include the plural number and the feminine or neuter genders whenever the context so requires.

9.11      The parties acknowledge that there are no third party beneficiaries of this Agreement, except for any affiliates of Nico that may be involved in the issuance or servicing of Common Stock on the Nico Platform, which the parties expressly agree shall be third party beneficiaries hereof.

10.       Consent to Electronic Delivery. The Subscriber hereby agrees that Nico may deliver all notices, financial statements, valuations, reports, reviews, analyses or other materials, and any and all other documents, information and communications concerning the affairs of Nico and its investments, including, without limitation, information about the investment, required or permitted to be provided to the Subscriber under this Agreement or applicable law by e-mail or by posting on an electronic message board or by other means of electronic communication.  Because Nico operates principally on the Internet, you will need to consent to transact business with us online and electronically.  As part of doing business with us, therefore, we also need you to consent to our giving you certain disclosures electronically, either via the Nico Platform or to the email address you provide to us.  By entering into this Agreement, you consent to receive electronically all documents, communications, notices, contracts, and agreements arising from or relating in any way to your or our rights, obligations or services under this Agreement (each, a “Disclosure”).  The decision to do business with us electronically is yours.  This document informs you of your rights concerning Disclosures.

(a)	Scope of Consent. Your consent to receive Disclosures and transact business electronically, and our agreement to do so, applies to any transactions to which such Disclosures relate.

(b)	Consenting to Do Business Electronically. Before you decide to do business electronically with us, you should consider whether you have the required hardware and software capabilities described below.

(c)	Hardware and Software Requirements. In order to access and retain Disclosures electronically, you must satisfy the following computer hardware and software requirements: access to the Internet; an email account and related software capable of receiving email through the Internet; a web browser which is SSL-compliant and supports secure sessions; and hardware capable of running this software.

(d)	How to Contact Us Regarding Electronic Disclosures. You can contact us via email at investors@mynico.com. You may also reach us in writing at the following address: Nico Echo Park, Benefit Corp., 1115 W. Sunset Blvd., #801, Los Angeles, CA 90012 Attn: Investor Relations. You agree to keep us informed of any change in your email or home mailing address so that you can continue to receive all Disclosures in a timely fashion. If your registered e-mail address changes, you must notify us of the change by sending an email to investors@mynico.com. You also agree to update your registered residence address and telephone number on the Nico Platform if they change. You will print a copy of this Agreement for your records, and you agree and acknowledge that you can access, receive and retain all Disclosures electronically sent via email or posted on the Nico Platform.

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11.       Consent to Electronic Delivery of Tax Documents.

(a)	Please read this disclosure about how we will provide certain documents that we are required by the IRS to send to you (“Tax Documents”) in connection with your Common Stock. A Tax Document provides important information you need to complete your tax returns. Tax Documents include Schedule K-1s. Occasionally, we are required to send you corrected Tax Documents. Additionally, we may include inserts with your Tax Documents. We are required to send Tax Documents to you in writing, which means in paper form. However, when you consent to electronic delivery of your Tax Documents, you will be consenting to delivery of Tax Documents, including these corrected Tax Documents and inserts, electronically instead of in paper form.

(b)	Agreement to Receive Tax Documents Electronically. By executing this Agreement on the Nico Platform, you are consenting in the affirmative that we may send Tax Documents to you electronically, and acknowledging that you are able to access Tax Documents from the Nico Platform which are made available under [“Dashboard” > “Transactions and Notifications”]. If you subsequently withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent.

(c)	How We Will Notify You That a Tax Document is Available. On or before the required IRS-designated due date for your Tax Document, you will receive an electronic notification via email when your Tax Documents are ready for access on the Nico Platform. Your Tax Documents are maintained on the Nico Platform through at least October 15 of the applicable tax year, at a minimum, should you ever need to access them again.

(d)	Your Option to Receive Paper Copies. To obtain a paper copy of your Tax Documents, you can print one by visiting the Nico Platform. You can also contact us at investors@mynico.com and request a paper copy.

(e)	Withdrawal of Consent to Receive Electronic Notices. You can withdraw your consent before the Tax Document is furnished by mailing a letter including your name, mailing address, effective tax year, and indicating your intent to withdraw consent to the electronic delivery of Tax Documents to:

Nico Echo Park, Benefit Corp.

1115 W. Sunset Blvd., #801

Los Angeles, CA 90012

If you withdraw consent to receive Tax Documents electronically, a paper copy will be provided. Your consent to receive the Tax Documents electronically continues for every tax year until you withdraw your consent.

(f)	Termination of Electronic Delivery of Tax Documents. We may terminate your request for electronic delivery of Tax Documents without your withdrawal of consent in writing in the following instances:

•	You don’t have a password for your Nico Platform account

•	Your Nico Platform account is closed

•	You were removed from the Nico Platform account

•	Your role or authority on the Nico Platform account changed in a manner that no longer allows you to consent to electronic delivery

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•	We received three consecutive email notifications that indicate your email address is no longer valid

•	We cancel the electronic delivery of Tax Documents

(g)	You Must Keep Your E-mail Address Current With Us. You must promptly notify us of a change of your email address. If your mailing address, email address, telephone number or other contact information changes, you may also provide updated information by contacting us at investors@mynico.com.

(h)	Hardware and Software Requirements. In order to access and retain Tax Documents electronically, you must satisfy the computer hardware and software requirements as set forth above in Section 10(c) of this Agreement. You will also need a printer if you wish to print Tax Documents on paper, and electronic storage if you wish to download and save Tax Documents to your computer.

12.         Limitations on Damages. IN NO EVENT SHALL NICO BE LIABLE TO THE SUBSCRIBER FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, EVEN IF INFORMED OF THE POSSIBILITY OF SUCH DAMAGES. THE FOREGOING SHALL BE INTERPRETED AND HAVE EFFECT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, RULE OR REGULATION.

13.       Arbitration.

(a)	Either party may, at its sole election, require that the sole and exclusive forum and remedy for resolution of a Claim be final and binding arbitration pursuant to this Section 13 (this “Arbitration Provision”). The arbitration shall be conducted in the Los Angeles, CA metropolitan area. As used in this Arbitration Provision, “Claim” shall include any past, present, or future claim, dispute, or controversy involving you (or persons claiming through or connected with you), on the one hand, and Nico (or persons claiming through or connected with Nico), on the other hand, relating to or arising out of this Agreement, any Common Stock, the Nico Platform, and/or the activities or relationships that involve, lead to, or result from any of the foregoing, including (except to the extent provided otherwise in the last sentence of sub-section (e) below) the validity or enforceability of this Arbitration Provision, any part thereof, or the entire Agreement. Claims are subject to arbitration regardless of whether they arise from contract; tort (intentional or otherwise); a constitution, statute, common law, or principles of equity; or otherwise. Claims include (without limitation) matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise. The scope of this Arbitration Provision is to be given the broadest possible interpretation that is enforceable.

(b)	The party initiating arbitration shall do so with the American Arbitration Association or the Judicial Arbitration and Mediation Services, Inc. The arbitration shall be conducted according to, and the location of the arbitration shall be determined in accordance with, the rules and policies of the administrator selected, except to the extent the rules conflict with this Arbitration Provision or any countervailing law. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to countervailing law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply.

(c)	If we elect arbitration, we shall pay all the administrator’s filing costs and administrative fees (other than hearing fees). If you elect arbitration, filing costs and administrative fees (other than hearing fees) shall be paid in accordance with the rules of the administrator selected, or in accordance with countervailing law if contrary to the administrator’s rules. We shall pay the administrator’s hearing fees for one full day of arbitration hearings. Fees for hearings that exceed one day will be paid by the party requesting the hearing, unless the administrator’s rules or applicable law require otherwise, or you request that we pay them and we agree to do so. Each party shall bear the expense of its own attorney’s fees, except as otherwise provided by law. If a statute gives you the right to recover any of these fees, these statutory rights shall apply in the arbitration notwithstanding anything to the contrary herein.

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(d)	Within 30 days of a final award by the arbitrator, a party may appeal the award for reconsideration by a three-arbitrator panel selected according to the rules of the arbitrator administrator. In the event of such an appeal, an opposing party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider de novo all aspects of the initial award that are appealed. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator’s rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the “FAA”), and may be entered as a judgment in any court of competent jurisdiction.

(e)	We agree not to invoke our right to arbitrate an individual Claim that you may bring in Small Claims Court or an equivalent court, if any, so long as the Claim is pending only in that court. EXCEPT AS EXPRESSLY PROVIDED IN THIS AGREEMENT, NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT.

(f)	Unless otherwise provided in this Agreement or consented to in writing by all parties to the arbitration, no party to the arbitration may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. Unless consented to in writing by all parties to the arbitration, an award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any Claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this sub-section (f), and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this sub-section (f) shall be determined exclusively by a court and not by the administrator or any arbitrator.

(g)	This Arbitration Provision is made pursuant to a transaction involving interstate commerce and shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by applicable substantive law, subject to the limitations set forth in this Arbitration Provision. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The arbitrator shall take steps to reasonably protect confidential information.

(h)	This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party hereto or other party; and (iii) any transfer of any loan or Common Stock or any amounts owed on such loans or notes, to any other party. If any portion of this Arbitration Provision other than sub-section (e) is deemed invalid or unenforceable, the remaining portions of this Arbitration Provision shall nevertheless remain valid and in force. If arbitration is brought on a class, representative, or collective basis, and the limitations on such proceedings in sub-section (e) are finally adjudicated pursuant to the last sentence of sub-section (e) to be unenforceable, then no arbitration shall be had. In no event shall any invalidation be deemed to authorize an arbitrator to determine Claims or make awards beyond those authorized in this Arbitration Provision.

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14.       Waiver of Court & Jury Rights. THE PARTIES ACKNOWLEDGE THAT THEY HAVE A RIGHT TO LITIGATE CLAIMS THROUGH A COURT BEFORE A JUDGE, BUT WILL NOT HAVE THAT RIGHT IF ANY PARTY ELECTS ARBITRATION PURSUANT TO THIS ARBITRATION PROVISION. THE PARTIES HEREBY KNOWINGLY AND VOLUNTARILY WAIVE THEIR RIGHTS TO LITIGATE SUCH CLAIMS IN A COURT UPON ELECTION OF ARBITRATION BY ANY PARTY. THE PARTIES HERETO WAIVE A TRIAL BY JURY IN ANY LITIGATION RELATING TO THIS AGREEMENT, THE NOTES OR ANY OTHER AGREEMENTS RELATED THERETO.

15.       Authority. By executing this Agreement, you expressly acknowledge that you have reviewed this Agreement and the Offering Circular for this particular subscription.

[Signature page follows]

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IN WITNESS WHEREOF, the Subscriber, or its duly authorized representative(s), hereby acknowledges that it has read and understood the risk factors set forth in the Offering Circular, and has hereby executed and delivered this Agreement, and executed and delivered herewith the Purchase Price, as of the date set forth above.

THE SUBSCRIBER:

Print Name of Subscriber

Description of Entity (if applicable)

Signature of Subscriber

Name of Person Signing on behalf of Subscriber

Title (if applicable)

Address of Subscriber:

Telephone:

Email:

Number and Class of Shares of Common Stock Purchased:

Total Purchase Price:

Date:

Signature Page – Subscription Agreement (Subscriber)

AGREED AND ACCEPTED BY:

Nico Echo Park, Benefit Corp.

By:	Nico Asset Management LLC, a Delaware limited liability
company, its manager

By:
Name:
Title:

Nico Echo Park, Benefit Corp.

1115 W. Sunset Blvd., #801

Los Angeles, CA 90012

Email: investors@myNico.co

Phone: (855) 300-NICO (6426)

Signature Page – Subscription Agreement (Nico Echo Park, Benefit Corp.)

APPENDIX B:

DIVIDEND REINVESTMENT AND

OPTIONAL CASH PURCHASE PLAN

NICO ECHO PARK, BENEFIT CORP.

EFFECTIVE AS OF [_________], 2020

Nico Echo Park, Benefit Corp., a Maryland benefit corporation (the “Company”), has adopted a Dividend Reinvestment and Optional Cash Purchase Plan (the “Plan”), to be administered by the Company, or a third party (the “Administrator”) as agent for participants in the Plan (“Participants”), the terms and conditions of which are set forth below and will be supplemented by further specific instructions on the Company’s or the Administrator’s website, as applicable.

1.       Number of Shares Issuable. The number of shares of the Company’s Class L and Class NL common stock (collectively, the “Common Stock”) authorized for issuance under the Plan shall count towards the $50,000,000 aggregate amount of Common Stock being offered pursuant to that certain offering circular dated March 27, 2020, as amended (the “Offering Circular”). A Participant shall not be able to acquire Common Stock under the Plan to the extent such purchase would cause the Company to exceed the offering limit set forth in the Offering Circular.

2.       Participants. “Participants” are holders of Common Stock who elect to participate in the Plan.

3.       Procedures for Participation Generally. Holders of Common Stock may become Participants by completing and executing an enrollment form or any other Company-approved authorization form as may be available from the Company or the Administrator. Holders of Common Stock may also enroll via the Administrator’s website, pacificstocktransfer.com.

4.       Procedures for Dividend Reinvestment. This Section 4 applies only to the dividend reinvestment component of the Plan. The Company or the Administrator will apply cash dividends and other distributions (collectively, the “Dividends”) declared and paid in respect of a Participant’s Common Stock towards the purchase of additional shares of the same class of Common Stock (i.e., Class L or Class NL shares of Common Stock) currently held by such Participant. Participation in the Plan shall begin with the next Dividend payable after receipt by the Company or the Administrator of a Participant’s enrollment in the Plan, provided that such enrollment request is received by the Company or the Administrator at least fifteen (15) calendar days prior to end of the applicable quarter. Shares of Common Stock shall be purchased under the Plan on the date that the Company declares a Dividend. If a Participant elects to participate in the dividend reinvestment component of the Plan, all dividends we pay to you with respect to your shares of our common stock participating in the dividend reinvestment component of the Plan will be automatically reinvested in shares of our common stock

5.       Procedures for Optional Cash Purchases. This Section 5 applies only to the optional cash purchase component of the Plan. A Participant may make optional cash purchases of the same class of Common Stock (i.e., Class L or Class NL shares of Common Stock) currently held by the Participant by contacting the Company or making a one-time online bank debit or authorizing recurring automatic deductions via the Company’s website, www.mynico.com. The minimum aggregate amount of Common Stock that a Participant may purchase under the optional cash purchase component of the Plan is one (1) share. One-time optional cash payments received by the Company or the Administrator will be invested on the first day of the month following such receipt. Recurring optional cash payments received by the Company or the Administrator will be invested on the first day of each month following the Participant’s authorization of recurring automatic deductions. No interest will be paid on cash payments held by the Company or the Administrator pending investment. Participants shall make their optional cash payments by such methods as detailed on the Company’s website, which may include payment by one-time bank debit or automatic deduction through an automated clearing house (ACH withdrawal).

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6.       General Terms of the Plan.

a.       The Company intends to offer Common Stock pursuant to the Plan initially at $10.00 per share from the date the Company first admits investors as stockholders of the Company through the end of the fiscal quarter that follows the twelve (12) month period following that date (the “Introductory Period”); provided that the first $5,000,000 of Common Stock (whether issued pursuant to the Plan or not) will be offered at a 5% discount to the purchase price. Following the Introductory Period, the Company expects that the Sponsor’s internal accountants will calculate its net asset value (“NAV”) and NAV per share. The NAV calculation shall reflect the total value of the Company’s assets minus the total value of the Company’s liabilities. Upon the calculation of NAV, Participants shall acquire Common Stock at a price equal to the NAV per share, as updated each fiscal quarter. The per share purchase price for both classes of our common stock will be the same both during and after the Introductory Period.

b.       In the event of a subsequent determination that the purchase price for any shares of Common Stock acquired by a participant under the Plan represented or will represent a discount in excess of 5% of the fair market value per share at the time of the Dividend or issuance of Common Stock pursuant to the Plan, the portion of such shares issued or to be issued under the Plan representing such excess amount shall be voided, ab initio, and, at the Company’s option, the participation of such Participant in the Plan may be terminated, in which event any current and future Dividends to such former Participant would be paid in cash in lieu of shares of Common Stock.

c.       Selling commissions shall not be charged on shares of Common Stock purchased pursuant to the Plan.

d.       Participants shall not be charged any fees related to the Plan.

e.       For each Participant in the Plan, the Company or the Administrator shall maintain an account which shall reflect, for each period in which Dividends are paid, the Dividends received by the Company or the Administrator on behalf of such Participant. A Participant’s account shall be reduced as purchases of Shares are made on behalf of such Participant under the Plan.

f.       The Company shall promptly reinvest Dividends under the dividend reinvestment component of the Plan following the payment date with respect to such Dividends to the extent that shares of Common Stock are available for purchase. If sufficient shares of Common Stock are not available, any such funds that have not been invested in Common Stock within thirty (30) days after receipt by the Company or Administrator and, in any event, by the end of the fiscal quarter in which they are received, will be distributed to Participants in cash.

g.       Participants in the dividend reinvestment component of the Plan may purchase fractional shares so that one hundred percent (100%) of the Dividends paid will be used to acquire shares of Common Stock.

h.       A Participant will not be able to acquire Common Stock under the Plan to the extent that such purchase would cause the Participant to exceed the ownership limits set forth in the Company’s charter (or the ownership limits set forth in any waiver agreement entered into with a Participant). Specifically, to help ensure that that the Company maintains its status as a REIT, the Company will restrict any Participant from acquiring, directly or indirectly, beneficial or constructive ownership of more than the ownership limits set forth in the Company’s charter; unless the Company’s board of directors has agreed to waive the ownership limitations with respect to a particular Participant, in which case the Company will restrict such Participant from acquiring, directly or indirectly, beneficial or constructive ownership of the Company’s capital stock in violation of the ownership limits set forth in such Participant’s waiver agreement.

7.       Reports to Participants. After each account activity (i.e., Dividend reinvestment), Participants will receive a statement showing, among other information, the amount invested, the purchase price, the number of shares of Common Stock purchased and total shares of Common Stock accumulated, including other shares registered in such Participant’s name; provided, if the only activity in a Participant’s account is the reinvestment of Dividends, this activity will be confirmed in a statement on at least a quarterly basis. Duplicate statements for open accounts will be available from the Administrator upon request free of charge. However, charges may be assessed for statements for closed accounts. The Administrator may also provide on its website the ability for Participants to view year-to-date transaction activity in such Participant’s Plan account, as well as activity in prior years. Participants will be sent the same communications sent to all other registered holders of Common Stock together with an Internal Revenue Service (IRS) information return for reporting Dividend income received, if so required.

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8.       Taxation of Dividends. The reinvestment of Dividends under the dividend reinvestment component of the Plan does not relieve Participants of any taxes that may be payable as a result of those Dividends and their reinvestment pursuant to the terms of this Plan.

9.       Voting of Plan Shares. In connection with any matter requiring the vote of the Company’s stockholders, each Participant shall be entitled to vote all shares of Common Stock acquired by the Participant through the Plan.

10.       Termination by Participant. With respect to the dividend reinvestment component of the Plan, a Participant may terminate participation in the Plan at any time by delivering to the Company or Administrator an electronic, telephonic or written notice. To be effective for any Dividend, such notice must be received by the Company at least thirty (30) calendar days prior to the last day of the period to which the Dividend relates. Following termination, all future Dividends will be paid to such Participant in cash. Any transfer of shares of Common Stock by a Participant shall terminate participation in the Plan with respect to the transferred shares.

With respect to the optional cash purchase component of the Plan, a Participant may terminate participation at any time by delivering to the Company or the Administrator an electronic, telephonic or written notice. To be effective, such notice must be received by the Company on or before the 5th business day before the end of the applicable month.

Additionally, in the event that a Participant requests that the Company repurchase all of the Participant’s shares of Common Stock, and such request is granted, the Participant shall be deemed to have given sufficient written notice that such Participant is terminating his, her or its participation in the dividend reinvestment component of the Plan, and is electing to receive all future Dividends in cash.

11.       Amendment or Termination of the Plan by the Company. The Company may amend or terminate the Plan for any reason upon ten (10) days’ notice to the Participants. The Company may provide notice by including such information in a separate mailing (including via electronic mail) to Participants.

12.       Participation by Limited Partners of Nico Echo Park Operating Partnership LP. For purposes of the Plan, “stockholders” shall be deemed to include the limited partners of Nico Echo Park Operating Partnership LP (the “Partnership”), “Participants” shall be deemed to include limited partners of the Partnership that elect to participate in the Plan, and “Dividend,” when used with respect to a limited partner of the Partnership, shall mean cash distributions on limited partnership interests held by such limited partner.

13.       Liability of the Company. Neither the Company, the Sponsor, the Manager, any of their respective affiliates nor the Administrator shall be liable for any act done in good faith, or for any good faith omission to act, in connection with administering the Plan. The Company, the Sponsor, the Manager, their respective affiliates and the Administrator shall not have any responsibility or liability as to the value of the Common Stock or any change in the value of the Common Stock acquired for the Participant’s account.

14.       Governing Law. The Plan shall be governed by the laws of the State of Maryland.

15.       Current Administrator. You may contact the current Administrator, Pacific Stock Transfer, as follows:

Internet address: pacificstocktransfer.com

Telephone:	800-785-7782

In writing:	Pacific Stock Transfer
6725 Via Austi Parkway
Suite 300
Las Vegas, NV 89119

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Nico Echo Park, Benefit Corp.
Sponsored by
The Neighborhood Investment Company (Nico), Inc.

Up to $50,000,000 in Shares of Common Stock

OFFERING CIRCULAR

You should rely only on the information contained in this offering circular. No dealer, salesperson or other individual has been authorized to give any information or to make any representations that are not contained in this offering circular. If any such information or statements are given or made, you should not rely upon such information or representation. This offering circular does not constitute an offer to sell any securities other than those to which this offering circular relates, or an offer to sell, or a solicitation of an offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. This offering circular speaks as of the date set forth above. You should not assume that the delivery of this offering circular or that any sale made pursuant to this offering circular implies that the information contained in this offering circular will remain fully accurate and correct as of any time subsequent to the date of this offering circular.

March 27, 2020